As filed with the Securities and Exchange Commission on July 22, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JUST ENERGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada	4924	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 King Street West, Suite 2630

Toronto, Ontario M5X 1E1

(905) 670-4440

(Address and telephone number of Registrant’s principal executive offices)

Just Energy (U.S.) Corp.

5251 Westheimer Road, Suite 1000

Houston, Texas 77056

(855) 694-8529

(Name, address and telephone number of agent for service in the United States)

Copies to:

Rob Lando
Osler, Hoskin & Harcourt LLP
620 Eighth Avenue, 36th Floor
New York, New York 10018
(212) 867-5800

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: [ ]

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common shares	29,312,530	US$2.54	US$74,453,826.2	US$9,664.11

(1)	Calculation of Registration Fee is in accordance with General Instruction II.F of Form F-7.
(2)	Based on the noon buying rate for Canadian dollars published by the Bank of Canada on July 21, 2020 of Cdn$1.00 = US$0.7437.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

See management’s proxy circular (the “Proxy Circular”) of Just Energy Group Inc. (the “Registrant” or “Just Energy”), attached hereto.

All references to CDN $ or $ in the Proxy Circular refer to Canadian Dollars.

Item 2. Informational Legends

See the Proxy Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

Information has been incorporated by reference in the Proxy Circular from documents filed by Just Energy with the Securities and Exchange Commission (the “SEC”).

Copies of the documents incorporated herein by reference may be obtained upon request without charge to the shareholders and debtholders of the Registrant, from Jonah T. Davids, Executive Vice President and General Counsel at 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1. You may read and copy the registration statement, any document incorporated by reference and any other document that the Registrant files with the SEC at the SEC’s website at www.sec.gov.

(a)	the Management Information Circular of Just Energy dated May 15, 2019 with respect to the annual and special meeting of the shareholders of Just Energy held on June 26, 2019 (previously included as Exhibit 1 to the Registrant’s Current Report on Form 6-K filed on May 22, 2019 and incorporated by reference herein);

(b)	the Annual Information Form dated July 7, 2020 for the fiscal year ended March 31, 2020 (previously included as Exhibit 1.1 to the Registrant’s Annual Report on Form 40-F filed on July 9, 2020 and incorporated by reference herein);

(c)	the audited consolidated financial statements as at March 31, 2020 and for the year ended March 31, 2020 and related notes, management’s report on internal controls over financial reporting, and the auditors’ report thereon (previously included as Exhibit 1.3 to the Registrant’s Annual Report on Form 40-F filed on July 9, 2020 and incorporated by reference herein); and

(d)	the Management’s Discussion and Analysis of the financial condition and results of operations of Just Energy for the year ended March 31, 2020 (previously included as Exhibit 1.2 to the Registrant’s Annual Report on Form 40-F filed on July 9, 2020 and incorporated by reference herein).

Any annual information form, annual report, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority by Just Energy with any securities commission or similar regulatory authority in Canada subsequent to the date of the Proxy Circular and prior to the Effective Time (as defined in the Proxy Circular) shall be deemed to be incorporated by reference in the Proxy Circular, as well as any document so filed by Just Energy which expressly states it is to be incorporated by reference in the Proxy Circular. These documents will be available under the Registrant’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of the Proxy Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Proxy Circular, except as so modified or superseded.

Item 4. List of Documents Filed with the Commission

See the Proxy Circular, attached hereto.

NOTICE OF MEETINGS OF HOLDERS OF CERTAIN SENIOR UNSECURED DEBT AND CONVERTIBLE DEBENTURES OF JUST ENERGY GROUP INC.

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF JUST ENERGY GROUP INC.

AND

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF JUST ENERGY GROUP INC.

To be held on August 25, 2020

MANAGEMENT PROXY CIRCULAR

with respect to, among other things, a proposed

PLAN OF ARRANGEMENT

and

RECAPITALIZATION TRANSACTION

July 17, 2020

These materials are important and require your immediate attention. They require shareholders and certain affected debtholders of Just Energy Group Inc. to make important decisions. If you are in doubt as to how to make such decisions please contact Kingsdale Advisors, the strategic securityholder advisor and proxy and information agent for Just Energy Group Inc., by telephone at 1-866-581-1487 toll-free in North America (+1-416-867-2272 collect) or by e-mail at contactus@kingsdaleadvisors.com

July 17, 2020

To the holders of:	the Senior Unsecured Debt, the Convertible Debentures, the Preferred Shares and the Common Shares of Just Energy Group Inc. (“Just Energy”, the “Corporation”, “we” or “us”)

As previously announced, since June 6, 2019, Just Energy has been engaged in a strategic review process to explore and evaluate potential transactional alternatives to optimize value for its stakeholders. Based on Just Energy’s strategic review and its engagement with key stakeholders, we believe that the proposed transactions (collectively, the “Recapitalization Transaction”), as set out in greater detail in the accompanying management proxy circular (the “Proxy Circular”), represents the best available option to improve Just Energy’s capital structure, provide it with a stronger financial foundation for future growth, preserve value for holders of its debt and shares and de-risk the business, positioning the Corporation for sustainable growth.

The Recapitalization Transaction is to be implemented in part pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), as more particularly set forth in the plan of arrangement attached as Appendix F to the Proxy Circular (the “Plan”), and as further described in the Proxy Circular. Capitalized terms that are not defined herein have the meanings ascribed to them in the “Glossary of Terms” in the Proxy Circular.

Management of Just Energy and Just Energy’s board of directors believe that it is extremely important that the Recapitalization Transaction be approved and implemented in order to improve the Corporation’s capital structure, to support Just Energy’s implementation of its strategy and to best promote and preserve value for Just Energy’s various stakeholders. We urge you to support the Recapitalization Transaction by voting your proxy ahead of the applicable meetings to be held on August 25, 2020.

Just Energy determined to proceed with the Recapitalization Transaction because, after nearly a year of exploring alternatives, it was the most viable option providing a long-term solution to the Corporation’s current financial challenges. These urgent challenges include inadequate liquidity, looming maturities of significant amounts of debt, including a $370 million secured credit facility that currently matures on September 1, 2020, and the pressing need to maintain confidence in counterparties such as suppliers and sureties.

The Recapitalization Transaction contemplates the following key elements:

a)	A share consolidation on the basis of one new Common Share for 33 existing Common Shares;
b)	The exchange of $100 million 6.75% convertible unsecured senior subordinated debentures due March 31, 2023 (TSX: JE.DB.D) and $160 million 6.75% convertible unsecured senior subordinated debentures due December 31, 2021 (TSX: JE.DB.C) (the “Convertible Debentures”) for new common equity;
c)	The existing senior unsecured term loan due September 12, 2023 and the remaining convertible bonds due December 31, 2020 shall be exchanged for a New Term Loan due March 2024 with initial interest to be paid-in-kind and new common equity;
d)	The exchange of all 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares (TSX: JE.PR.U) into new common equity;

e)	The existing senior secured credit facility will be amended to provide for an extension of $335 million credit facilities by three years from September 2020 to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;
f)	A new cash equity investment subscription opportunity that is fully backstopped by a commitment of $100 million in which holders of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares will be entitled to subscribe in accordance with the Plan;
g)	The initial reduction of annual cash interest expense by approximately C$45 million;
h)	Business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy; and
i)	The Board will be comprised of the following seven directors, of which five out of seven will be new directors and of which five out of seven will be independent: James Bell, Scott Gahn, Tony Horton, Steven Murray, Dallas Ross, Steven Schaefer and Marcie Zlotnik.

As a result of the Recapitalization Transaction:

a)	Just Energy will reduce the face value of its total debt by approximately $275 million;
b)	Just Energy will reduce its initial annual cash interest payments by approximately $45 million;
c)	Just Energy will have approximately 46.6 million Common Shares outstanding; and
d)	Just Energy’s realigned capital structure is expected to provide it with a stronger financial foundation to pursue its growth and other objectives.

In connection with the Recapitalization Transaction, Just Energy’s securityholders will be entitled to participate in a New Equity Subscription Offering in the amounts specified below.

			New Equity Subscription Offering
Existing Instrument	Unit of Measure	New Common Shares Received in Exchange for Unit of Measure of Existing Instrument	New Common Shares Available for Subscription	Aggregate Purchase Price to Purchase Full Subscription
		(# of Shares)	(# of Shares)	(C$)
Term Loan Agreement	Per US$1,000	3.801847	6.831439	$ 23.31
$150 Million Convertible Bonds	Per US$1,000	3.801847	6.831439	$ 23.31
Convertible Debentures	Per C $1,000	35.920689	64.544948	$ 220.23
Preferred Shares	Per 100 Preferred Shares	33.387132	59.992466	$ 204.69
Common Shares	Per 100 Common Shares	3.030303	5.445072	$ 18.58

Following completion of the New Equity Subscription Offering, Just Energy expects that the Common Shares will be allocated as follows:

Existing Instrument	Pre-New Equity Subscription Offering Allocation of Common Shares	Post-New Equity Subscription Offering Allocation of Common Shares(2) (assuming full exercise)(3)(4)	Post-New Equity Subscription Offering Allocation of Common Shares(2) (assuming full backstop)(3)
Term Loan Agreement and $150 Million Convertible Bonds	5.0%	4.9%(5)	1.8%(5)
Convertible Debentures	56.7%	56.0%	20.0%
Preferred Shares	9.5%	9.3%	3.3%
Common Shares(1)	28.8%	27.9%	10.2%

(1) Includes securities in employee equity plans

(2) Includes Backstop Commitment Fee Shares and Backstop Funding Fee Shares representing approximately 0.8% and 1.0% of post-New Equity Subscription Offering allocation of Common Shares, respectively.

(3) Assumes no Additional Backstoppers and C$100 million aggregate Backstop Commitment.

(4) Excludes any Additional Subscription Shares.

(5) Excludes any Common Shares received by the Initial Backstoppers in connection with fulfilling their Backstop Commitment.

The Recapitalization Transaction has the support of Senior Unsecured Debtholders holding, on an aggregate basis, approximately 96% of the outstanding Senior Unsecured Debt as of July 13, 2020. These Senior Unsecured Debtholders have entered into a support agreement (the “Support Agreement”) with Just Energy pursuant to which they have agreed to vote in favour of the Arrangement.

Subject to the Support Agreement, Just Energy intends to continue operating its business in the ordinary course while it pursues implementation of the Recapitalization Transaction.

BMO Nesbitt Burns Inc. (“BMO”) has provided an opinion (the “BMO Opinion”) to Just Energy’s board of directors dated July 7, 2020, which opinion concludes that based upon and subject to the assumptions, limitations and qualifications described therein, BMO is of the opinion that, as of the date of the BMO Opinion, the Recapitalization (as defined in the BMO Opinion), if implemented, is fair, from a financial point of view, to the holders of the Eurobonds (as defined in the BMO Opinion), the Subordinated Convertible Debentures (as defined in the BMO Opinion), the existing Preferred Shares and the existing Common Shares.

After careful consideration and based on a number of factors, including the BMO Opinion, and after an extensive review of its alternatives, Just Energy’s board of directors has determined that the Recapitalization Transaction is in the best interests of the Corporation and its stakeholders, and unanimously recommends that the Senior Unsecured Debtholders and Convertible Debentureholders and holders of existing Preferred Shares and Common Shares vote in favour of the Arrangement.

Pursuant to the Interim Order and subject to any further order of the Court, the Arrangement must be approved by Debtholders and Shareholders as follows:

a)	the Senior Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Senior Unsecured Debtholders present in person or represented by proxy, voting together as a single class at the Senior Unsecured Debtholders’ Meeting and entitled to vote on the Senior Unsecured Debtholders’ Arrangement Resolution.
b)	the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Convertible Debentureholders present in person or represented by proxy, voting together as a single class at the Convertible Debentureholders’ Meeting and entitled to vote on the Convertible Debentureholders’ Arrangement Resolution.

c)	the Shareholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy, voting together as a single class at the Shareholders’ Meeting and entitled to vote on the Shareholders’ Arrangement Resolution. The Corporation may pursuant to paragraph 48 of the Interim Order seek Court approval of the Arrangement in the event that the Shareholders’ Arrangement Resolution is not passed.

Senior Unsecured Debtholders will be asked to approve the Arrangement at the Senior Unsecured Debtholders’ Meeting scheduled to be held at 10:00 a.m. (Toronto time) on August 25, 2020. Convertible Debentureholders will be asked to approve the Arrangement at the Convertible Debentureholders’ Meeting scheduled to be held at 11:00 a.m. (Toronto time) on August 25, 2020. Holders of the Corporation’s Preferred Shares and Common Shares (collectively, the “Shareholders”) will be asked to approve the Arrangement and certain other matters described in the Proxy Circular at the Shareholders’ Meeting to be held at 12:00 p.m. (Toronto time) on August 25, 2020. These meetings (the “Arrangement Meetings”) will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9.

In the event that the Arrangement is approved at each of the Arrangement Meetings, Common Shareholders will be asked to vote on certain other matters described in the Proxy Circular at the Annual Meeting to be held at 1:00 p.m. (Toronto time) on August 25, 2020. This meeting (the “Annual Meeting”, and together with the Arrangement Meetings, the “Meetings”) will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9. As described below, if the Arrangement is not approved at each of the Arrangement Meetings, the Corporation may complete the Recapitalization Transaction by way of an Alternative Implementation Process, in which event the business of the Annual Meeting would be postponed.

Pursuant to the Support Agreement, in the event that it is determined by the Corporation and the Term Loan Debtholders that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and, if practicable, consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, which may include proceedings under the Companies’ Creditors Arrangement Act wherein the Corporation’s Convertible Debentures, Preferred Shares and Common Shares are extinguished for no consideration, as determined by the Corporation and the Term Loan Debtholders.

A Senior Unsecured Debtholder, Convertible Debentureholder or Shareholder may attend the applicable Meeting in person or may be represented at the applicable Meeting by proxy. However, on March 17, 2020, the Ontario government declared a province-wide state of emergency in Ontario to protect the health and safety of all Ontarians and reduce the spread of the Coronavirus (COVID-19). Pursuant to public health orders (“Orders”) issued by the provincial health authorities, since June 12, 2020, organized public events and social gatherings of more than 10 people have been prohibited. If this Order or another law or order limiting the number of attendees at the Meetings is in place on the date of the Meetings, Just Energy intends to proceed with the Meetings so long as the applicable quorum is satisfied, but attendance in person will be limited to the maximum permitted by law, inclusive in each case of at least the Chair of the Board, Just Energy’s general counsel and the scrutineer for the applicable Meeting. Even if the Order has been lifted at the time of the Meetings, there may be continuing public health recommendations in place to reduce the spread of COVID-19. Accordingly, we strongly encourage Senior Unsecured Debtholders, Convertible Debentureholders and Shareholders to vote by completing and submitting the applicable enclosed form of proxy, rather than attending in person.

The attached Proxy Circular includes important information about the Meetings and how to vote. Please take some time to read the document and remember to vote. You can find more information about Just Energy in our 2020 AIF and on our website at https://investors.justenergy.com.

We thank you for your continued support of Just Energy.

Yours truly,

<Signed> Scott Gahn

________________________________________

Scott Gahn

President and Chief Executive Officer
Just Energy Group Inc.

These materials are important and require your immediate attention. The transactions contemplated in the Recapitalization Transaction are complex. The accompanying Proxy Circular contains a description of the Recapitalization Transaction and a copy of the Plan, along with other information concerning Just Energy to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization Transaction, please consult your legal, tax or other professional advisors.

If you have any questions or require additional information with regard to voting your debt or your shares, please contact our proxy solicitation and information agent, Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-581-1487 or at 1-416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ON THE RECAPITALIZATION	iv
QUESTIONS AND ANSWERS ON THE NEW EQUITY SUBSCRIPTION OFFERING	ix
Important Information	xii
General	xii
Forward Looking Information and Statements	xii
Alternative Implementation Process	xvi
Trademarks	xvi
Notice to Securityholders in the UNITED STATES	xvi
Reporting Currencies and Accounting Principles	xvii
Presentation of Certain Non-IFRS Financial Measures	xviii
Exchange Rates	xviii
Documents Incorporated by Reference	xix
Glossary of Terms	xx
Notice of Meeting of SENIOR Unsecured DEBTholders	xxx
Notice of Meeting of CONVERTIBLE DEBENTUREHOLDERS	xxxii
Notice of Special Meeting of Shareholders	xxxiv
Notice of ANNUAL Meeting of COMMON Shareholders	xxxvi
INFORMATION CONCERNING THE MEETINGS	38
General	38
Meetings	38
SOLICITATION OF PROXIES	38
APPOINTMENT OF PROXIES	39
SENIOR Unsecured debtholder proxies	39
CONVERTIBLE DEBENTUREHOLDER PROXIES	39
Shareholder proxies	39
COMMON Shareholder proxies	40
Entitlement to Vote and Attend	41
Revocation of proxies	41
Voting of Proxies	42
Non-Registered Holders	42
Quorum and Voting Requirements	43
Senior Unsecured Debtholders’ Meeting	43
Convertible Debentureholders’ Meeting	44
Shareholders’ Meeting	44
Annual Meeting	45
Voting Shares and Principal Holders Thereof	45
Interest of Management and Others	46
Business of the Special Meeting of Senior Unsecured Debtholders	46
Business of the Special Meeting of CONVERTIBLE DEBENTUREHOLDERS	46

-i-

BUSINESS OF THE SPECIAL MEETING OF SHAREHOLDERS	46
BUSINESS OF THE ANNUAL MEETING OF SHAREHOLDERS	46
Additional Information	46
Description of the Recapitalization Transaction	47
Plan	47
Appointment of Directors	51
Required Approvals for the Arrangement	54
Certain U.S. Securities Law Matters	55
TSX Matters	56
Procedures	56
The New Equity Subscription Offering	59
Arrangement Steps	63
Senior Revolving Credit Agreement	65
Term Loan Agreement	66
Conditions Precedent to the Implementation of the Plan	67
Failure to Implement the Recapitalization Transaction	68
Background to and Reasons for the Recapitalization Transaction	68
BMO Opinion	72
Recommendation of the Board of Directors	73
Effect of the Recapitalization Transaction	73
Unaudited Pro Forma Consolidated Balance Sheet	74
Support Agreement	77
BACKSTOP COMMITMENT Letter	83
alternative IMPLEMENTATION PROCESS	86
Treatment of Equity Compensation Awards	87
Management Incentive Plan	87
NYSE NOTIFICATION LETTER	88
Certain Regulatory and Other Matters Relating to the Recapitalization Transaction	88
United States	88
Canada	90
Stock Exchange Listing	90
Expenses	90
JUST ENERGY After the Recapitalization Transaction	90
Share Capital	90
Principal Shareholders	90
New Directors	90
Investor Rights Agreement	90
Price Range and Trading Volume for the Existing Common Shares	91
Legal Proceedings	92
CERTAIN Income Tax Considerations	93
Certain Canadian Federal Income Tax Considerations	93
Holders Resident in Canada	93
Holders Not Resident in Canada	99
Material United States Federal Income Tax Considerations	102

-ii-

Risk Factors	118
Risks Relating to the Recapitalization Transaction	118
Risks Relating to the Non-Implementation of the Recapitalization Transaction	121
Risk Factors Related to the Business and the Common Shares	121
Tax Risks	121
BUSINESS OF THE ANNUAL MEETING of shareholders	122
Just Energy’s Financial Statements	122
Appointing the Auditor	122
OTHER MATTERS	123
Indebtedness of Directors and Executive Officers	123
Interest of Informed Persons in Material Transactions	123
Regulatory Matters and Bankruptcies and Insolvencies	123
Interests of Certain Persons or Companies in Matters to be Acted Upon	124
2021 Shareholder Proposals	124
leadership transition	124
AUDITORS, TRANSFER AGENT, REGISTRAR and trustee	124
INTEREST OF EXPERTS	125
LEGAL MATTERS	125
Additional Information	125
DIRECTORS’ APPROVAL	126
Consent of BMO NESBITT BURNS INC.	127
Appendix A SENIOR UNSECURED DEBTHOLDERS’ ARRANGEMENT RESOLUTION	A-1
Appendix B CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION	B-1
Appendix C Shareholders’ ARRANGEMENT Resolution	C-1
Appendix D ANNUAL MEETING RESOLUTION	D-1
Appendix E CORPORATE GOVERNANCE AND COMPENSATION MATTERS	E-1
Appendix F Plan of Arrangement under Section 192 of the Canada Business Corporations Act	F-1
Appendix G BMO Opinion	G-1
Appendix H Notice of Application	H-1
Appendix I Interim Order	I-1
Appendix J board mandate	J-1
Appendix K statement of corporate governance practices	K-1

-iii-

QUESTIONS AND ANSWERS ON THE RECAPITALIZATION

When and where will the meetings take place?

The Corporation’s securityholders will be asked to approve the Arrangement over the course of separate but consecutive meetings held on August 25, 2020:

(a)	Senior Unsecured Debtholders will be asked to approve the Arrangement at the Senior Unsecured Debtholders’ Meeting scheduled to be held at 10:00 a.m. (Toronto time) on August 25, 2020.
(b)	Convertible Debentureholders will be asked to approve the Arrangement at the Convertible Debentureholders’ Meeting scheduled to be held at 11:00 a.m. (Toronto time) on August 25, 2020.
(c)	Shareholders will be asked to approve the Arrangement at the Shareholders’ Meeting to be held at 12:00 p.m. (Toronto time) on August 25, 2020.
(d)	Common Shareholders will be asked to approve certain other matters, including annual meeting business, at the Annual Meeting to be held at 1:00 p.m. (Toronto time) on August 25, 2020.

These meetings will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9.

What am I voting on?

The Arrangement will involve a number of steps (as more particularly described and in the sequence set forth in the Plan) including and resulting in, among other things, the following:

(a)	A consolidation of the Common Shares on the basis of one Common Share for every 33 Common Shares outstanding prior to the Effective Time of the Arrangement;
(b)	The exchange of the $100 million 6.75% convertible unsecured senior subordinated debentures due March 31, 2023 (TSX: JE.DB.D) and the $160 million 6.75% convertible unsecured senior subordinated debentures due December 31, 2021 (TSX: JE.DB.C) for new common equity;
(c)	The exchange of the existing senior unsecured term loan due September 12, 2023 and the remaining convertible bonds due December 31, 2020 for a new term loan due March 2024 (with initial interest to be paid-in-kind) and new common equity;
(d)	The exchange of all Preferred Shares for new common equity;
(e)	The existing senior secured credit facility will be amended to provide for an extension of C$335 million credit facilities by three years to December 2023, with revised covenants and a schedule of commitment reductions throughout the term; and
(f)	A new equity investment opportunity that is fully backstopped by a commitment of $100 million in which holders of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares will be entitled to subscribe in accordance with the Plan.

Further details respecting the Plan are set forth under the heading “Description of the Recapitalization Transaction” in this Proxy Circular.

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

-iv-

What are some of the benefits of the Arrangement?

Management and the Board of Directors believe that the Recapitalization Transaction, if implemented, include the following benefits to Just Energy and its stakeholders:

(a)	Just Energy will reduce the face value of its total debt by approximately $275 million;
(b)	Just Energy will reduce its initial annual cash interest payments by approximately $45 million;
(c)	Just Energy’s Convertible Debentureholders, Existing Preferred Shareholders and Common Shareholders will each have an equity interest in the Corporation following the Recapitalization Transaction, compared to potential alternatives in which their respective interests in the Corporation are extinguished for no consideration. Common Shareholders will be able to retain an equity interest in the Corporation of 27.9%, assuming full exercise by such holders of their right to acquire Offered Shares through the New Equity Subscription Offering and including securities in employee equity plans;
(d)	Just Energy’s obligations to employees, suppliers and customers will not be affected and will continue to be satisfied by the Corporation in the ordinary course; and
(e)	the Corporation’s realigned capital structure will provide it with a stronger financial foundation for future growth, preserve value for holders of its debt and shares and de-risk the business, positioning Just Energy for sustainable growth as an independent industry leader.

How do I vote?

Debtholders and Shareholders can vote online, on the phone, in writing or in person or by proxy at the Meetings. The procedure for voting is different for registered Debtholders and Shareholders and beneficial Debtholders and Shareholders.

You should carefully read and consider the information contained in this Proxy Circular. Registered holders who do not wish or are unable to attend the applicable Meeting in person should vote by completing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the instructions set out in the enclosed form of proxy and elsewhere in this Proxy Circular.

If you hold your Debt or Shares through an intermediary, please follow the instructions on the voting instruction form provided by such intermediary to ensure that your vote is counted at the Meetings and contact your intermediary for instructions and assistance.

The time limit for the deposit of proxies may also be waived or extended by the chair of the Meetings at his or her discretion, without notice.

Registered Debtholders and Shareholders can vote in one of the following ways:

Internet: Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone: Call toll-free at 1-866-732-8683 or 312-588-4290 (outside Canada and the United States) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

Fax: Complete, sign, and date the form of proxy and return it by fax to 1-866-249-7775. On the fax write: To the Toronto Office of Computershare, Attention: Proxy Department.

Mail: Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

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Computershare Trust Company of Canada

Attention: Proxy Department

8th floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

In Person at the Meetings: Register with a Computershare representative when you arrive at the applicable Meeting. If you intend to vote at the applicable Meeting, do not fill out your form of proxy as you will be casting your vote at the applicable Meeting.

Beneficial Debtholders and Shareholders can vote in one of the following ways:

Internet: Go to www.proxyvote.com. Enter the 16-digit Control Number printed on the VIF and follow the instructions on screen.

Phone: For Canadian beneficial Debtholders and Shareholders, call 1.800.474.7493 (English) or 1.800.474.7501 (French).

For United States beneficial Debtholders and Shareholders, call 1.800.454.8683.

You will need to enter your 16- digit Control Number. Follow the interactive voice recording instructions to submit your vote.

Mail: Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

In Person at the Meeting: If you are a beneficial Debtholder or Shareholder and wish to participate or vote in person at the applicable Meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered Debtholders or Shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote in person during the applicable Meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered Debtholders and Shareholders and we have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder.

Who is soliciting my proxy?

Management and the Board are soliciting proxies for use at the Meetings. Proxies will be solicited by mail and may also be solicited personally or by telephone, e-mail or other electronic means by the Proxy and Information Agent, and by the directors, officers and/or employees of Just Energy. Directors and officers of Just Energy involved in the solicitation of proxies will not be specifically remunerated therefor.

The persons named in the enclosed form of proxy, Senior Unsecured Debtholder Proxy, Convertible Debentureholder Proxy and Shareholder voting instruction form are directors and/or officers of the Corporation.

Can I appoint someone other than these individuals to vote my Shares or Debt?

Each Shareholder and Debtholder has the right to appoint a person, other than the persons designated by management in the forms of proxy, to represent such party at the applicable Meeting. A Shareholder or Debtholder giving a proxy can strike out the names of the management designees printed in the accompanying form of proxy and insert the name of another designated person in the space provided, or the Shareholder or Debtholder may complete another form of proxy appointment. A proxy designee need not be a Shareholder or Debtholder of the Corporation.

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

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When is the cut-off time for delivery of proxies?

In order for the vote of each Shareholder and Debtholder to be counted at the Meetings, proxies must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 on August 21 by 10:00 a.m. (Toronto time) for Senior Unsecured Debtholders, 11:00 a.m. (Toronto time) for Convertible Debentureholders, 12:00 p.m. (Toronto time) for Shareholders, and 1:00 p.m. (Toronto time) for Common Shareholders, or if any of the Meetings are adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding such adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the applicable Meeting at his or her discretion, without notice.

What are the voting recommendations of the Board?

Just Energy’s Board of Directors unanimously recommends that the Senior Unsecured Debtholders, Convertible Debentureholders and Shareholders vote in favour of the Arrangement.

What votes are required at the Meetings to approve the resolutions?

Subject to any further order of the Court:

(1) the Senior Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Senior Unsecured Debtholders present in person or represented by proxy, voting together as a single class at the Senior Unsecured Debtholders’ Meeting and entitled to vote on the Senior Unsecured Debtholders’ Arrangement Resolution. The Recapitalization Transaction has the support of Senior Unsecured Debtholders holding, on an aggregate basis, approximately 96% of the outstanding Senior Unsecured Debt as of July 13, 2020.

(2) the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Convertible Debentureholders present in person or represented by proxy, voting together as a single class at the Convertible Debentureholders’ Meeting and entitled to vote on the Convertible Debentureholders’ Arrangement Resolution.

(3) the Shareholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy, voting together as a single class at the Shareholders’ Meeting and entitled to vote on the Shareholders’ Arrangement Resolution. The Corporation may, pursuant to paragraph 48 of the Interim Order, seek Court approval of the Arrangement in the event that the Shareholders’ Arrangement Resolution is not passed.

(4) the TSX MIP Resolution must be passed by a simple majority of the votes cast by the Common Shareholders present in person or represented by proxy at the Annual Meeting and entitled to vote on each such resolution.

In addition to the approvals of Shareholders and Debtholders, are there any other approvals required for the Arrangement?

Yes, the Arrangement also requires the approval of the Court, and may require further approvals under the Competition Act (Canada).

Will there be any changes to the Arrangement to be voted upon at the Meetings?

Pursuant to the terms of the Interim Order, Just Energy is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine necessary or desirable, provided that such amendments, revisions or supplements are made in writing, in the manner contemplated by the Arrangement and the Support Agreement and in accordance with any order of the Court.

The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the stakeholders at the Meetings, and shall be deemed to be the subject of the Arrangement Resolutions in respect of the Arrangement.

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In connection with such potential amendments, revisions or supplements, Just Energy is authorized to make such amendments, revisions or supplements (“Additional Information”) to this Proxy Circular, form of proxy, Beneficial Noteholder Election and Subscription Information Form, Master Election and Subscription Form and any notice of meeting in respect of the Meetings. Just Energy may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Just Energy. Without limiting the generality of the foregoing, Additional Information will be communicated by news release and/or notice sent to registered Debtholders and Shareholders entitled to vote at the Meetings and their respective Intermediaries.

Any such amendments, revisions or supplements made by Just Energy will be subject to the terms of the Support Agreement and the Interim Order, which are available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Debtholders and Shareholders are urged to monitor the public disclosure of, and correspondence received from, Just Energy for Additional Information. In addition, Additional Information may be provided at the Meetings. As a result, all Shareholders and Debtholders are also urged to attend their respective Meetings.

How will I know when the Arrangement will be implemented?

The Arrangement will be completed upon satisfaction or waiver of all of the conditions to the Arrangement. Assuming that all of the conditions to the Arrangement are satisfied and all required approvals are obtained, Just Energy expects the Arrangement to become effective by September 30, 2020. At that time, Just Energy will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

How will Senior Unsecured Debtholders, Convertible Debentureholders and holders of Preferred Shares receive the Common Shares to which they are entitled?

Senior Unsecured Debtholders will receive their Common Shares through the facilities of Euroclear and Clearstream. Convertible Debentureholders and Existing Preferred Shareholders will receive their Common Shares through the facilities of CDS and DTC.

Are there risks I should consider when deciding how to vote? Why should I vote for the Recapitalization Transaction?

Debtholders and Shareholders should carefully consider the risk factors concerning the Recapitalization Transaction, non-implementation of the Recapitalization Transaction, the business of Just Energy and the Common Shares to be received in the Arrangement, as well as tax risks. These risk factors are discussed in this Proxy Circular under “Risk Factors” and/or in certain sections of documents that have been filed by the Corporation under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which sections are incorporated by reference into this Proxy Circular.

If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effect the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process. It is expected that, if the Corporation completes the Recapitalization Transaction by way of an Alternative Implementation Process, the Convertible Debentures, Preferred Shares and Common Shares will be extinguished for no consideration. See “Support Agreement – Alternative Implementation Process”.

Can the Corporation implement an alternative process?

The Recapitalization Transaction and the Arrangement are being implemented pursuant to the Plan. The Corporation has the ability, to the extent certain milestones and conditions set out in the Support Agreement in respect of the CBCA Proceedings are not met or it is otherwise determined by the Just Energy and the Term Loan Debtholders, to advance the Recapitalization Transaction on substantially the same terms as described in this Proxy Circular, pursuant to a CCAA Proceeding, to the extent consented to by the Term Loan Debtholders, subject to certain agreed milestones and certain other agreed terms, wherein the Convertible Debentures, Preferred Shares and Common Shares are extinguished for no consideration.

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

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Who can I contact if I have additional questions or need assistance?

If you have any questions about this Proxy Circular or the matters described in this Proxy Circular, please contact your professional advisor. If you require additional information with regard to the voting of your debt or your shares, please contact Just Energy’s strategic securityholder advisor and Proxy and Information Agent, Kingsdale Advisors, at 1-866-581-1487 toll free in North America, or call collect outside North America at +1-416-867-2272 or by e-mail contactus@kingsdaleadvisors.com.

QUESTIONS AND ANSWERS ON THE NEW EQUITY SUBSCRIPTION OFFERING

Who can participate in the New Equity Subscription Offering?

Each holder of record of $150 Million Convertible Bonds, Convertible Debentures, Preferred Shares and Common Shares at the close of business (5:00 p.m. Toronto time) on July 23, 2020, together with the Term Loan Debtholders, that is (i) in Canada or the United States or (ii) outside the Canada and United States and is qualified to participate in the New Equity Subscription Offering in accordance with the laws of such holder’s jurisdiction of residence and has provided evidence satisfactory to Just Energy to demonstrate such qualification is entitled to participate in the New Equity Subscription Offering.

What is being offered in the New Equity Subscription Offering?

A total of 29,312,530 Common Shares (post-consolidation) will be available for subscription pursuant to the New Equity Subscription Offering at a price of $3.412 per share. The Offered Shares will be the Common Shares of Just Energy following a share consolidation that will take place prior to the closing of the New Equity Subscription Offering on the basis of one new Common Share for every 33 Existing Common Shares prior to the consolidation.

How many Offered Shares am I entitled to acquire in the New Equity Subscription Offering?

The number of Offered Shares you are entitled to purchase is based on your holdings of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares.

The number of Offered Shares made available for purchase is set out below:

			New Equity Subscription Offering
Existing Instrument	Unit of Measure	New Common Shares Received in Exchange for Unit of Measure of Existing Instrument	New Common Shares Available for Subscription	Aggregate Purchase Price to Purchase Full Subscription
		(# of Shares)	(# of Shares)	(C$)
Term Loan Agreement	Per US$1,000	3.801847	6.831439	$ 23.31
$150 Million Convertible Bonds	Per US$1,000	3.801847	6.831439	$ 23.31
Convertible Debentures	Per C $1,000	35.920689	64.544948	$220.23
Preferred Shares	Per 100 Preferred Shares	33.387132	59.992466	$204.69
Common Shares	Per 100 Common Shares	3.030303	5.445072	$ 18.58

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

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When is the subscription deadline?

Eligible Securityholders must elect to participate in the New Equity Subscription Offering by 5:00 p.m. (Toronto time) on August 28, 2020, and will also be required to fund their aggregate Subscription Price by 5:00 p.m. (Toronto time) on August 28, 2020 or such later date as the Corporation and the Backstoppers may agree, which date shall be disclosed by press release.

Can I transfer my rights to acquire Offered Shares?

No, the right to participate and acquire Offered Shares is not transferable.

Can I acquire any Offered Shares that other persons do not subscribe for?

No, any unsubscribed for Offered Shares will be acquired by the Backstoppers.

If I sell my securities after subscribing, am I still entitled to participate in the New Equity Subscription Offering?

You may, unless you are subscribing in respect of your Preferred Shares. Holders of Preferred Shares will be required with respect to any subscription as a holder of Preferred Shares to represent that the holder was a holder at the Record Date and covenant not to sell the Preferred Shares until the Effective Date.

Is the New Equity Subscription Offering conditional?

Yes, the New Equity Subscription Offering is conditional upon the completion of, and is a step in, the Arrangement.

Is the New Equity Subscription Offering backstopped?

Yes, the full $100 million is backstopped by the Term Loan Debtholders, Sagard Credit Partners, LP and certain funds managed by a leading US-based global fixed income asset manager.

When will I receive the Common Shares that I have subscribed for?

You will receive your Common Shares following the completion of the Arrangement.

If I am a registered holder on the Record Date, how do I participate in the New Equity Subscription Offering?

If you are registered holder you will receive an Offered Shares Participation Form, which you must duly complete and execute and return to Kingsdale Advisors by 5:00 p.m. (Toronto time) on August 28, 2020 or such later date as the Corporation and the Backstoppers may agree, which date shall be disclosed by press release.

If I am a beneficial holder, how do I participate in the New Equity Subscription Offering?

If you are a beneficial holder, we expect that you will receive a confirmation of the number of Offered Shares which you will be eligible to subscribe for issued to you from the applicable Intermediary, along with an Offered Shares Participation Form (which you do not need to complete) or a letter from the Corporation, in each case, setting out certain acknowledgments, agreements and certifications (as applicable to the applicable Eligible Securityholder) that you will be deemed to have made if you participate in the New Equity Subscription Offering, in accordance with the practices and procedures of that Intermediary. You must arrange your participation through your Intermediary on or before the Participation Deadline or such earlier time as required by your Intermediary.

You should ensure through your Intermediary that all documents and funds are submitted in time so that all requisite documents and funds are submitted by the Participation Deadline.

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

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What if I need further information?

You should contact your Intermediary or professional advisor or contact Kingsdale Advisors at 1-866-581-1487 toll free in North America, or call collect outside North America at +1-416-867-2272 or by e-mail contactus@kingsdaleadvisors.com. You should read this Proxy Circular for more information about the New Equity Subscription Offering and the Recapitalization Transaction to make an informed decision.

If you have any questions please contact Kingsdale at 1.866.581.1487 toll-free in North America or +1.416.867.2272 outside of North America or by email at contactus@kingsdaleadvisors.com

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Important Information

General

This Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meetings and any adjournments or postponements thereof. No person has been authorized to give any information or make any representation in connection with the Recapitalization Transaction or any other matters to be considered at the Meetings other than those contained in this Proxy Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Recapitalization Transaction or the other matters set forth herein.

All summaries of, and references to, the Recapitalization Transaction in this Proxy Circular are qualified in their entirety by reference to the complete text of the Plan, a copy of which is attached as Appendix F to this Proxy Circular. You are urged to carefully read the full text of the Plan.

All information contained in this Proxy Circular is given as of July 17, 2020 unless otherwise specifically stated. All capitalized terms used in this Proxy Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

Forward Looking Information and Statements

Certain statements contained in this Proxy Circular and the information incorporated herein by reference constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Corporation’s management. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward-looking statements. This Proxy Circular uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of the Corporation’s management based on information currently available to them, and are based on assumptions and are subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in or implied by the forward-looking statements. In addition, this Proxy Circular may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this Proxy Circular speak only as of the date of this Proxy Circular. Forward-looking statements in this Proxy Circular include, but are not limited to, statements with respect to:

•	the performance of the Corporation’s business and operations;
•	the timing of, and matters to be considered at, the meetings of Debtholders and Shareholders as well as with respect to voting at such meetings;
•	the future development of the Corporation, its growth strategy and the timing thereof;
•	the Corporation’s future liquidity and financial capacity;
•	the Corporation’s ability to satisfy its financial obligations in future periods;

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•	expectations regarding the Corporation’s ability to raise capital and/or restructure its capital structure;
•	the Corporation’s intention to reduce its debt and annual interest payments;
•	the Corporation’s intention to realign its capital structure and the timing thereof;
•	the Corporation’s filing with the Court;
•	failure to timely satisfy the conditions of the Recapitalization Transaction or to otherwise complete the Recapitalization Transaction;
•	the expected process for implementing the Recapitalization Transaction, including with respect to an Alternative Implementation Process;
•	the expected participation in the New Equity Subscription Offering;
•	the effect of the Recapitalization Transaction;
•	the potential dilution to existing holders of the Common Shares;
•	the Corporation’s corporate governance practices and policies;
•	the Corporation’s short-term incentive program for employees in 2020; and
•	the Corporation’s obligations upon the termination of a named executive officer.

With respect to the forward-looking statements contained in this Proxy Circular, such statements are subject to certain risks, including those risks set forth below and in the “Risk Factors” section of this Proxy Circular and the “Risk Factors” and “COVID-19 Considerations” sections of the 2020 MD&A and the Corporation has made assumptions regarding, among other factors:

•	the ability of the Corporation to significantly reduce its debt and annual interest payments and the terms of any such reduction;
•	the ability of the Corporation to realign its capital structure and the timing thereof;
•	third parties respecting the Preliminary Interim Order or Interim Order under the CBCA Proceedings or not taking steps to violate or contest such order;
•	the ability of the Corporation to maintain its listings on the NYSE and/or TSX, the current trading price of the Common Shares and the CBCA Proceedings;
•	alternatives available to the Corporation to strengthen the Corporation’s capital structure;
•	the ability of the Corporation to create a financial foundation for the Corporation that will be able to support its long-term growth;
•	the ability of the Corporation to achieve its financial goals including with respect to the nature of any agreement with its lenders;
•	the ability of the Corporation to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees;
•	the CBCA Proceedings enabling the Corporation to stay defaults under its and its subsidiaries’ agreements, including debt agreements, as well as certain proceedings against the Corporation;
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•	the ability of the Corporation to continue as a going concern;
•	the ability of the Corporation to continue to realize its assets and discharge its liabilities and commitments;
•	the Corporation’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);
•	the ability of the Corporation to stabilize its business and financial condition;
•	the ability of the Corporation to implement and successfully achieve its business priorities;
•	the ability of the Corporation to execute its long-term growth strategy in a timely manner or at all;
•	the successful licensing of products to third parties or to the Corporation, as applicable, to market and distribute such products on terms favourable to the Corporation;
•	the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;
•	the ability of the Corporation to maintain key commercial relationships, now and in the future;
•	the general regulatory environment in which the Corporation operates, including the areas of taxation, environmental protection and consumer safety;
•	the tax treatment of the Corporation and its subsidiaries and the materiality of legal and regulatory proceedings;
•	the timely receipt of any required regulatory approvals, including in respect of the Recapitalization Transaction;
•	the general economic, financial, market and political conditions impacting the industry and countries in which the Corporation operates;
•	the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations;
•	the ability of the Corporation to meet its financial forecasts and projections over the next twelve months and beyond;
•	future currency exchange and interest rates;
•	the ability of the Corporation to generate sufficient cash flow from operations;
•	potential competition to the Corporation’s services;
•	the impact of increasing competition;
•	the impact of the entry of competitors, including the timing of the entry of such competitors in the marketplace;
•	the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Corporation’s efforts to restructure its debt obligations);
•	the ability of the Corporation to conduct operations in a safe, efficient and effective manner;
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•	the ability of the Corporation to retain members of the senior management team, including but not limited to, the officers of the Corporation;
•	the ability of the Corporation to successfully market its products and services;
•	the ability of the Corporation to successfully operate through any actual or potential epidemic, pandemic, outbreak or other health crisis, including the recent global outbreak of the novel coronavirus (COVID-19); and
•	the Corporation’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Corporation’s public filings (including, without limitation, under the heading “Risk Factors” in this Proxy Circular and in the 2020 MD&A and under the heading “COVID-19 Considerations” in the 2020 MD&A). As a result, the Corporation believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Corporation’s future performance. The events or occurrences described in the Corporation’s public filings, including, without limitation, under the heading “Risk Factors” in this Proxy Circular and in the 2020 MD&A, may cause the Corporation’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In any period, the Corporation’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Corporation’s securities to decline.

Forward-looking statements contained in this Proxy Circular are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Proxy Circular as a result of numerous known and unknown risks and uncertainties and other factors. The Corporation cannot guarantee future results.

Risks related to forward-looking statements include those risks referenced herein and in the Corporation’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Proxy Circular include, but are not limited to, the risk factors described above and included under the heading “Risk Factors” in this Proxy Circular and under the headings “Risk Factors” and “COVID-19 Considerations” in the 2020 MD&A.

Forward-looking statements contained in this Proxy Circular are based on the Corporation’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this Proxy Circular for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Corporation nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

The forward looking-statements contained in the documents incorporated by reference herein: (i) were made as of the dates stated therein and have not been updated except as modified or superseded by a subsequently filed document that is also incorporated by reference in this Proxy Circular; (ii) represent the Corporation’s views as of the date of such documents and should not be relied upon as representing the Corporation’s views as of any subsequent date; and (iii) are expressly qualified by this cautionary statement. While the Corporation anticipates that subsequent events and developments may cause its views to change, the Corporation specifically disclaims any intention or obligation to update forward looking-statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.

All of the forward-looking statements made in this Proxy Circular or incorporated by reference herein are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments anticipated in or implied by such forward-looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

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Actual results, performance or achievements could differ materially from those anticipated in or implied by any forward-looking statement in this Proxy Circular, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Corporation’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this Proxy Circular.

Alternative Implementation Process

The Recapitalization Transaction and the Arrangement are being implemented in part pursuant to the Plan. Pursuant to the Support Agreement, in the event that it is determined by the Corporation and the Term Loan Debtholders that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and, if practicable, consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, which may include proceedings under the Companies’ Creditors Arrangement Act wherein the Corporation’s Convertible Debentures, Preferred Shares and Common Shares are extinguished for no consideration, as determined by the Corporation and the Term Loan Debtholders (an “Alternative Implementation Process”).

Trademarks

This Proxy Circular includes trademarks that are protected under applicable intellectual property laws and are the property of Just Energy or its affiliates or its licensors. Solely for convenience, the trademarks of Just Energy, its affiliates and/or its licensors referred to in this Proxy Circular may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Corporation or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this Proxy Circular are the property of their respective owners.

Notice to Securityholders in the UNITED STATES

THE SECURITIES ISSUABLE IN CONNECTION WITH THE RECAPITALIZATION TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The issuance and distribution of Offered Shares under the Plan, other than the Offered Shares issuable pursuant to the New Equity Subscription Offering, have not been and will not be registered under the 1933 Act. Those Offered Shares are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court. Before issuing the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) of the 1933 Act exempts from the registration requirements of the 1933 Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities under the Plan to existing securityholders of Just Energy in exchange for the outstanding securities held by them. The Court entered the Interim Order on July 17, 2020 and, subject to, among other things, approval of the Arrangement by the Senior Unsecured Debtholders, Convertible Debentureholders and Shareholders, a hearing on the fairness of the Plan will be held by the Court on or about September 2, 2020 at 10:00 a.m. (Toronto time), or such other time, date and/or means as may be approved by the Court; provided that, pursuant to the Interim Order, the Applicants may seek Court approval of the Plan whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting.

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The Offered Shares issuable pursuant to the New Equity Subscription Offering (other than any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers in their capacities as such) will be registered under the 1933 Act pursuant to a registration statement on Form F-7 filed by Just Energy with the U.S. Securities and Exchange Commission, and will not be subject to any resale restrictions under the 1933 Act other than, in the case of an affiliate of Just Energy, the affiliate resale restrictions of Rule 144 under the 1933 Act. Any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers in their capacities as such pursuant to the New Equity Subscription Offering will either be issued outside the United States in accordance with Regulation S under the 1933 Act, or will be issued in the United States and to U.S. persons (within the meaning of Regulation S) pursuant to an exemption from the registration requirements of the U.S. Securities Act, and will be subject to applicable resale restrictions under the 1933 Act.

All Voting Parties are entitled to appear and be heard at the hearing for the Final Order on the terms set out in the Interim Order. The Final Order will constitute the basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the securities to be issued and distributed pursuant to the Plan, other than Offered Shares issuable pursuant to the New Equity Subscription Offering. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Description of the Recapitalization Transaction – Required Approvals for the Arrangement” and “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction” included herein.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the 1934 Act, as Just Energy is a foreign private issuer exempt from those requirements. This Proxy Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Accordingly, the solicitation and transactions contemplated in this Proxy Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Canadian Securities Laws, and this Proxy Circular has been prepared solely in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that these requirements may be different from those under U.S. corporate and securities laws applicable to U.S. companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differ from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and information of U.S. companies prepared in accordance with U.S. GAAP. See “Reporting Currencies and Accounting Principles”.

Holders of Debt, Preferred Shares or Common Shares should be aware that the purchase, sale or, in the case of convertible securities, conversion of the securities and debt described herein may have tax consequences both in Canada and the U.S. See “Certain Income Tax Considerations – Material United States Federal Income Tax Considerations”. Each prospective investor should consult a tax advisor concerning the securities described herein.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Just Energy is incorporated outside the U.S. and some or all of the officers and directors of Just Energy and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for holders of Just Energy’s securities in the United States to effect service of process within the United States upon Just Energy, its subsidiaries and their officers and directors and the experts named herein, or to realize against them, upon judgments of U.S. courts predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States. In addition, holders of Just Energy’s securities in the United States should not assume that the courts of Canada or any other non-U.S. jurisdiction: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. See “Risk Factors – Risks Relating to the Recapitalization Transaction”.

Reporting Currencies and Accounting Principles

Except where otherwise indicated, all dollar amounts set forth in this Proxy Circular are in Canadian Dollars, the presentation currency used by the Corporation in its consolidated financial results.

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In this Proxy Circular, unless otherwise stated, all references to percentages of Common Shares are expressed on a non-diluted basis.

The consolidated financial statements incorporated by reference in this Proxy Circular have been prepared in accordance with IFRS.

IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and, as such, the Corporation’s financial statements and the financial information derived therefrom may not be comparable to the financial statements and financial information of U.S. companies prepared in accordance with U.S. GAAP. As the SEC has adopted rules to accept, from foreign private issuers, such as the Corporation, financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP, this Proxy Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein.

Presentation of Certain Non-IFRS Financial Measures

This Proxy Circular and the documents incorporated by reference herein make reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Corporation’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Corporation’s financial statements reported under IFRS. Management uses non-IFRS measures such as EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations, Base Gross Margin and Embedded Gross Margin to provide investors with supplemental information of the Corporation’s operating performance and thus highlight trends in the Corporation’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess Just Energy’s ability to meet future debt service requirements, plan capital expenditures, and consider the business’ working capital requirements.

See the Corporation’s Management’s Discussion and Analysis of the financial condition and results of operations of Just Energy for the year ended March 31, 2020 and for the three month period ended December 31, 2019 for the definitions and a reconciliation of EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations, Base Gross Margin and Embedded Gross Margin to the most directly comparable IFRS measures.

Exchange Rates

The following table sets forth, for each of the periods indicated, the end-of-period noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one Canadian Dollar in exchange for one U.S. dollar, as quoted by Bloomberg. The noon exchange rate on July 17, 2020, as quoted by Bloomberg, for the conversion of Canadian Dollars to U.S. Dollars, was $1.00 equals U.S.$0.7363.

	Year Ended March 31,		Three Months Ended March 31,
	2020 (U.S.$)	2019 (U.S.$)	2020 (U.S.$)	2019 (U.S.$)
High	0.7713	0.7967	0.7713	0.7633
Low	0.6891	0.7332	0.6891	0.7337
Average	0.7519	0.7623	0.7450	0.7521
End of Period	0.7109	0.7491	0.7109	0.7491

The foregoing rates may differ from the actual rates used in the preparation of Just Energy’s financial statements and other financial information appearing in this Proxy Circular. The Corporation’s inclusion of these exchange rates is not meant to suggest that the Canadian Dollar amounts actually represent such U.S. Dollar amounts or that such amounts could have been converted into U.S. dollars at any particular rate, if at all.

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Documents Incorporated by Reference

Information has been incorporated by reference in this Proxy Circular from documents filed by Just Energy with securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference may be obtained upon request to Jonah T. Davids, Executive Vice President and General Counsel at 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1 and without charge to the Shareholders and Debtholders, and are also available under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents of Just Energy, filed with the various provincial and territorial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Proxy Circular:

(a)	the Management Information Circular of Just Energy dated May 15, 2019 with respect to the annual and special meeting of the Shareholders of Just Energy held on June 26, 2019;
(b)	the Annual Information Form dated July 7, 2020 for the fiscal year ended March 31, 2020 (the “2020 AIF”);
(c)	the audited consolidated financial statements as at March 31, 2020 and for the year ended March 31, 2020 and related notes, management’s report on internal controls over financial reporting, and the auditors’ report thereon (the “Financial Statements”);
(d)	the Management’s Discussion and Analysis of the financial conditions and results of operations of Just Energy for the year ended March 31, 2020 (the “2020 MD&A”); and
(e)	the Material Change Report dated July 13, 2020 relating to, among other things, announcement of the Recapitalization Transaction.

Any annual information form, annual report, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority by Just Energy with any securities commission or similar regulatory authority in Canada subsequent to the date of this Proxy Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Proxy Circular, as well as any document so filed by Just Energy which expressly states it is to be incorporated by reference in this Proxy Circular. These documents will be available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Proxy Circular, except as so modified or superseded.

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Glossary of Terms

Unless the context otherwise requires, when used in this Proxy Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. Any references to any act or statute or regulation, or to any section of or any definition in any act, statute or regulation, will be deemed to be a reference to such act, statute or regulation or section or definition as amended, supplemented, substituted, replaced or re-enacted from time to time. Any reference to an agreement, indenture, debenture or contract will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time.

“$100 Million Convertible Debentures” means the $100,000,000 aggregate principal amount of 6.75% convertible unsecured senior subordinated debentures of the Corporation maturing March 31, 2023, issued on February 22, 2018 pursuant to the $100 Million Debenture Indenture.

“$100 Million Debenture Indenture” means the trust indenture made as of February 22, 2018 between the Corporation and the $100 Million Debenture Trustee, as may be supplemented, amended or restated from time to time.

“$100 Million Debenture Trustee” means Computershare as trustee under the $100 Million Debenture Indenture.

“$150 Million Bond Trustee” means U.S. Bank Trustees Limited as trustee under the $150 Million Convertible Bonds Trust Deed.

“$150 Million Convertible Bondholders” means holders of the $150 Million Convertible Bonds.

“$150 Million Convertible Bonds Trust Deed” means the trust deed dated as of January 29, 2014, between the Corporation, the $150 Million Bond Trustee and Elavon Financial Services Limited, UK Branch.

“$150 Million Convertible Bonds” means the US$150 million aggregate principal amount of the 6.5% convertible bonds of the Corporation issued on January 29, 2014, pursuant to the $150 Million Convertible Bonds Trust Deed.

“$160 Million Convertible Debentures” means the $160,000,000 aggregate principal amount of 6.75% convertible unsecured senior subordinated debentures of the Corporation maturing December 31, 2021, issued on October 5, 2016 pursuant to the $160 Million Debenture Indenture.

“$160 Million Debenture Indenture” means the trust indenture made as of October 5, 2016 between the Corporation and the $160 Million Debenture Trustee as may be supplemented, amended or restated from time to time.

“$160 Million Debenture Trustee” means Computershare as trustee under the $160 Million Debenture Indenture.

“121 Canada” means 12175592 Canada Inc.

“1933 Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Additional Subscription Shares” means the “Additional Subscription Shares” (as defined in the Backstop Commitment Letter) that may be issued following the Common Share Consolidation to the Backstoppers pursuant to the Backstop Commitment Letter and Section 4.4 of the Plan.

“Affected Equity Claims” means an equity claim (as defined in section 2(1) of the Companies’ Creditors Arrangement Act (Canada)) in respect of the Just Energy Entities, other than an Existing Equity Class Action Claim.

“Affected Equity” means the securities referred to in clause (ii) of the definition of “Existing Equity”.

“Allotted Offered Shares” means, with respect to a Participating Securityholder, the number of Offered Shares determined by dividing that Participating Securityholder’s Subscription Amount by the Subscription Price.

“Alternative Implementation Process” has the meaning ascribed on page xvi of this Proxy Circular.

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“Amended & Restated Term Loan Agreement” means the amended and restated Term Loan Agreement, in the form appended to the Support Agreement, which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document.

“Amended & Restated Term Loan Documents” means the Amended & Restated Term Loan Agreement and all related documentation required under the Amended & Restated Term Loan Agreement, including without limitation, all guarantees and security documentation related thereto and required by Section 3.01 thereof to be delivered as a condition precedent to the effectiveness of the Amended & Restated Term Loan Agreement and for greater certainty, includes the Continuing Guarantees.

“Annual Meeting” means the meeting of the Common Shareholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve certain annual business and other matters and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof.

“Applicants” means, collectively, Just Energy and 121 Canada.

“Arrangement Resolution” means, collectively, the resolutions of the Senior Unsecured Debtholders, the Convertible Debentureholders and the Shareholders, in substantially the form attached to the Proxy Circular, to be considered at the Meetings to, among other things, approve the Arrangement and the Plan.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Backstop Commitment Letter and the Plan or made at the direction of the Court in the Interim Order or the Final Order.

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan, with any such modifications as may be acceptable to the Applicants and made in accordance with the terms of the Support Agreement and the Backstop Commitment Letter.

“Backstop Commitment Fee Shares” means the aggregate of 367,040 Common Shares to be issued following the Common Share Consolidation to the Initial Backstoppers in accordance with the Backstop Commitment Letter and Section 4.4 of the Plan.

“Backstop Commitment Fee” means a cash commitment fee in the amount of US$2,190,000, which is payable in accordance with the Backstop Commitment Letter and shall be applied by the Initial Backstoppers to purchase the Backstop Commitment Fee Shares.

“Backstop Commitment Letter” means the backstop commitment letter dated as of July 8, 2020 among Just Energy and the Backstoppers, pursuant to which the Backstoppers agreed to, among other things, acquire any of the Offered Shares not otherwise purchased by Eligible Securityholders pursuant to the New Equity Subscription Offering.

“Backstop Commitment” means the commitment of each Backstopper to purchase its share of the Backstopped Shares, pursuant to and in accordance with the terms of the Plan, the Interim Order, the Final Order and the Backstop Commitment Letter.

“Backstop Funding Fee Shares” means the aggregate of 489,386 Common Shares to be issued following the Common Share Consolidation to the applicable Backstoppers in accordance with the Backstop Commitment Letter and Section 4.4 of the Plan.

“Backstop Funding Fee” means a cash funding fee in the amount of US$2,920,000, which is payable in accordance with the Backstop Commitment Letter and shall be applied by the applicable Backstoppers to purchase the Backstop Funding Fee Shares.

“Backstop Percentage” means, with respect to each Backstopper, its Backstop Commitment divided by the aggregate Backstop Commitments of all Backstoppers.

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“Backstopped Shares” means the Offered Shares, excluding the Offered Shares to be issued to Participating Securityholders.

“Backstoppers” means those Persons who have entered into the Backstop Commitment Letter and any Person (or their permitted assigns) that executes a Joinder (as defined in the Backstop Commitment Letter) and becomes party to the Backstop Commitment Letter in accordance therewith.

“Board” means the board of directors of Just Energy.

“Business Day” means any day, other than a Saturday or a Sunday or civic holiday, on which commercial banks are generally open for business in Toronto, Ontario.

“Canadian Securities Administrators” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada.

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Administrators and all discretionary orders or rulings, if any, of the Canadian Securities Administrators made in connection with the transactions contemplated by the Plan together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“CBCA Proceedings” means the proceedings commended by the Corporation under the CBCA on July 8, 2020 in connection with the Plan.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“CCAA Proceeding” means any alternative proceedings commenced by the Corporation under the Companies’ Creditors Arrangement Act (Canada).

“CDS” means CDS Clearing and Depository Services Inc., or any of its successors or assigns.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and the Plan in accordance with Section 262 of the CBCA.

“Claims” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future.

“Clearstream” means Clearstream Banking, or any of its successors or assigns.

“Common Share Consolidation” means the consolidation of the Existing Common Shares on the basis of one (1) Common Share for every thirty-three (33) Existing Common Shares. As a result, the Existing Common Shares will be consolidated into 4,595,169 Common Shares following the Common Share Consolidation.

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“Common Shareholder” means a holder of Common Shares.

“Common Shares” means common shares in the capital of Just Energy.

“Computershare” means Computershare Trust Company of Canada.

“Consolidation Agent” means Computershare Investor Services Inc.

“Continuing Guarantees” means any guarantee or lien documentation provided by any Person other than a Just Energy Entity in favour of the Term Loan Agent on behalf of the lenders under the Term Loan Agreement which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document.

“Convertible Debenture Debt Documents” means, collectively: (i) the $160 Million Debenture Indenture; (ii) the $100 Million Debenture Indenture; and (iii) all related documentation.

“Convertible Debenture Exchange Shares” means the aggregate 9,339,379 Common Shares to be issued following the Common Share Consolidation to Convertible Debentureholders in exchange for their Convertible Debentureholder Claims in accordance with Section 4.4 of the Plan, subject to Section 5.3 of the Plan.

“Convertible Debentureholder Claims” means all Obligations in respect of the Convertible Debentures and the Convertible Debenture Debt Documents.

“Convertible Debentureholder Pro Rata Share” means the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures immediately prior to the Effective Time.

“Convertible Debentureholders’ Meeting” means the meeting of the Convertible Debentureholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof.

“Convertible Debentureholders” means the holders of the Convertible Debentures.

“Convertible Debentures” means, collectively, the $160 Million Convertible Debentures and the $100 Million Convertible Debentures.

“Corporation Released Parties” means, collectively, the Just Energy Entities, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents.

“Corporation” or “Just Energy” means Just Energy Group Inc.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debt Documents” means, collectively, the Senior Unsecured Debt Documents and the Convertible Debenture Debt Documents.

“Debt” means the debt outstanding under the Debt Documents.

“Debtholder Released Parties” means, collectively, (i) the Trustees and the Term Loan Agent, (ii) the Term Loan Debtholders, (iii) the Backstoppers and (iv) for each of the entities named in the foregoing clauses (i) through (iii), each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents.

“Debtholders” means, collectively, the Senior Unsecured Debtholders and the Convertible Debentureholders.

“Director” means the Director appointed under Section 260 of the CBCA.

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“DSGs” means deferred share grants of the Corporation issued pursuant to the 2010 Directors’ Compensation Plan, as amended from time to time.

“DTC” means the Depository Trust & Clearing Corporation, or any of its successors or assigns.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other date or time as the Applicants may determine.

“Eighth Amendment” means the eighth amendment to the eighth amended and restated credit agreement dated July 8, 2020, between Just Energy Ontario L.P., and Just Energy (U.S.) Corp., among others.

“Eligible Securityholder” means a Person that: (i) is on the Record Date a Senior Unsecured Debtholder, Convertible Debentureholder or Common Shareholder; or (ii) a Holding Preferred Shareholder; and (iii) if such Person referred to in (i) or (ii) is resident outside of Canada or the United States, is qualified to participate in the New Equity Subscription Offering in accordance with the laws of its jurisdiction of residence and has provided evidence satisfactory to Just Energy to demonstrate such qualification.

“Equity Allocation” means:

(a)	in respect of the Senior Unsecured Debtholders, 1,476,957 Offered Shares;
(b)	in respect of the Convertible Debentureholders, 16,781,687 Offered Shares;
(c)	in respect of the Existing Preferred Shareholders, 2,796,948 Offered Shares; and
(d)	in respect of the Common Shareholders, 8,256,938 Offered Shares.

“Escrow Agent” means the escrow agent appointed pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement on customary terms and conditions to be entered into in connection with the New Equity Subscription Offering, in form and substance acceptable to the Corporation and the Initial Backstoppers, each acting reasonably.

“Euroclear” means Euroclear Bank SA/NV, as operator of the Euroclear System, or any of its successors or assigns.

“Existing Common Shareholders” means holders of Existing Common Shares.

“Existing Common Shares” means the Common Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time but excluding, for greater certainty, the Offered Shares.

“Existing Equity Class Action Claims” means, collectively: (i) Civil Action 20-590 Thaddeus White, et al. v. Just Energy Group Inc., et al.; (ii) Gilchrist v. Just Energy Group Inc,. et al. (Ontario Superior Court of Justice, Court File No. CV-19-627174-00CP) commenced on September 11, 2019; (iii) Saha v. Just Energy Group Inc., et al. (Ontario Superior Court of Justice, Court File No. CV-19-630737-00CP); and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above.

“Existing Equity” means: (i) all Existing Common Shares, Existing Preferred Shares, RSGs, PBGs and DSGs and (ii) all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor (including, for the avoidance of doubt, such rights existing under the Purchase Agreement dated September 10, 2018 among Just Energy and 8704104 Canada Inc., among others, and the documents ancillary thereto), in each case that are issued and outstanding immediately prior to the Effective Time.

“Existing Preferred Shareholders” means holders of Existing Preferred Shares.

“Existing Preferred Shares” means the Preferred Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time.

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“Final Order” means the final order of the Court approving the Plan and providing for the treatment of Existing Equity Class Action Claims and Affected Equity Claims as contemplated herein, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or axing authority or power.

“Holding Preferred Shareholder” in respect of a Preferred Share, means a Preferred Shareholder of such Preferred Share as of the Record Date that continues to hold all such Preferred Shares held as of the Record Date until the Effective Date.

“Initial Backstop Commitment” means the backstop purchase commitments of the Initial Backstoppers as set forth in the Backstop Commitment Letter.

“Initial Backstoppers” means the Backstoppers that executed the Backstop Commitment Letter on July 8, 2020.

“Insurance Policies” means, collectively, the insurance policies of Just Energy that are available to pay insured claims in respect of Just Energy or its current or former directors and officers including, without limitation, Existing Equity Class Action Claims.

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the Meetings issued pursuant to the application of the Applicants, as such order may be amended or supplemented by further order of the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary, and “Intermediaries” means more than one Intermediary.

“Just Energy Entities” means, collectively, Just Energy and all of its direct and indirect subsidiaries.

“Just Energy” means Just Energy Group Inc.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, territory, city or other political subdivision or of any Governmental Entity.

“Management Incentive Plan” means a new management incentive plan for employees of the Just Energy Entities, which shall provide for the granting of awards comprised of shares of Just Energy as determined by the board of directors of the reorganized Just Energy (or the applicable compensation committee) following the Effective Date, with grants thereunder not to exceed 5% of the issued and outstanding Common Shares following the Effective Date.

“Management” means officers or senior employees of Just Energy.

“Material Adverse Change” has the meaning ascribed to it in the Support Agreement.

“Meeting Date” means August 25, 2020, subject to any postponement or adjournment of that date pursuant to the Interim Order or any other Order.

“Meetings” means, collectively, the Senior Unsecured Debtholders’ Meeting, the Convertible Debentureholders’ Meeting, the Shareholders’ Meeting and the Annual Meeting.

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“New Board” means James Bell, Scott Gahn, Tony Horton, Steven Murray, Dallas Ross, Steven Schaefer and Marcie Zlotnik.

“New Common Shares” means, collectively, the Senior Unsecured Debtholder Exchange Shares, the Convertible Debenture Exchange Shares, the Preferred Shareholder Exchange Shares and the Offered Shares.

“New Equity Subscription Offering Documentation” means, collectively, the election forms, subscription agreements and other related documentation reasonably required by the Corporation and the Initial Backstoppers to be executed, delivered and/or submitted by Eligible Securityholders in connection with the subscription by such Eligible Securityholders for Offered Shares under the New Equity Subscription Offering, which shall all be in form and substance acceptable to the Corporation and the Initial Backstoppers, each acting reasonably.

“New Equity Subscription Offering Right” means the right of each Eligible Securityholder to participate in the New Equity Subscription Offering, in accordance with the terms of the Plan. For greater certainty, in respect of a New Equity Subscription Offering Right granted to an Eligible Securityholder that is a Common Shareholder as of the Record Date, such New Equity Subscription Offering Right applies identically in respect of each Existing Common Share.

“New Equity Subscription Offering” means the offering of Offered Shares to Eligible Securityholders pursuant to the Plan.

“New Equity Subscription” means that number of Offered Shares to be offered to Eligible Securityholders pursuant to the Plan.

“New Term Loan Lender Information” means such information and documentation as the Term Loan Agent may require from recipients of the New Term Loans in order to comply with any anti-money laundering, know your client, proceeds of crime and other applicable Laws to the Term Loan Agent, or any applicable customary policies or procedures of the Term Loan Agent.

“New Term Loans” means the new senior unsecured term loans to be issued pursuant to the Amended & Restated Term Loan Agreement in the principal amount of US $205,900,000 and allocated among the Senior Unsecured Debtholders in a principal amount equal to their applicable Senior Unsecured Debtholder Pro Rata Share.

“Non-Registered Shareholders” means Shareholders who hold their interests in Common Shares through CDS or DTC.

“NYSE” means the New York Stock Exchange.

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document.

“Offered Shares Participation Form” means a certification and participation form delivered to Securityholders and completed by Eligible Securityholders in advance of the Participation Deadline in order to make certain acknowledgments, agreements and certifications (as applicable to the applicable Eligible Securityholder) and to participate in the New Equity Subscription Offering.

“Offered Shares” means 29,312,530 Common Shares to be issued following the Common Share Consolidation to the Eligible Securityholders pursuant to the Plan, and to the Backstoppers in accordance with the Backstop Commitment Letter and the Plan.

“Offering Right Value” means the fair market value as of the Effective Date of the New Equity Subscription Offering Right, as determined by the directors of Just Energy on or prior to the Effective Date and agreed to by the Term Loan Debtholders, each acting reasonably.

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“Order” means any order of the Court in these proceedings, including, without limitation, the Interim Order and the Final Order.

“Outside Date” means October 5, 2020, or such other date as determined in accordance with the Support Agreement and the Backstop Commitment Letter.

“Participating Securityholder” has the meaning ascribed in Section 3.4 of the Plan.

“Participation Deadline” shall mean 5:00 p.m. (Toronto time) on August 28, 2020 or such other date as the Applicants and the Backstoppers may mutually determine, each acting reasonably.

“PBGs” means the performance bonus grants of the Corporation granted pursuant to the Corporation’s 2013 Performance Bonus Incentive Plan, as amended from time to time.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan” means the plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of the Plan or made at the direction of the Court in the Final Order.

“Preferred Shareholder Exchange Shares” means the aggregate 1,556,563 Common Shares to be issued following the Common Share Consolidation to Preferred Shareholders in exchange for their Preferred Shares, subject to Section 5.3 of the Plan.

“Preferred Shareholder Pro Rata Share” means the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares immediately prior to the Effective Time.

“Preferred Shareholder” means a holder of Preferred Shares.

“Preferred Shares” means preferred shares in the capital of Just Energy.

“Preliminary Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA obtained on July 8, 2020.

“Proceedings” means the CBCA Proceedings and the CCAA Proceeding.

“Proxy and Information Agent” means Kingsdale Advisors.

“Proxy Circular” means this management proxy circular.

“Record Date” means July 23, 2020.

“Registered Shareholders” means Shareholders whose Shares are registered in their name.

“Released Parties” means, collectively, the Corporation Released Parties and the Debtholder Released Parties, as applicable.

“Revolving Lenders” means the lenders under the Eighth Amendment.

“RSGs” means restricted share grants of the Corporation granted pursuant to the Corporation’s 2010 Restricted Share Grant Plan, as amended from time to time.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“Securityholder Subscription Share Percentage” means:

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a)	in respect of the Senior Unsecured Debtholders, the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt as of the Record Date;
b)	in respect of the Convertible Debentures, the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures as of the Record Date;
c)	in respect of the Existing Preferred Shareholders, the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares as of the Record Date; and
d)	in respect of the Common Shareholders, the percentage that the number of Common Shares held by a Common Shareholder bears to the aggregate number of all Common Shares as of the Record Date.

“Securityholders” means collectively, all Persons that are Senior Unsecured Debtholders, Convertible Debentureholders, Existing Preferred Shareholders or Common Shareholders as of the Record Date.

“Senior Unsecured Debt Documents” means, collectively: (i) the Term Loan Agreement, (ii) the $150 Million Convertible Bonds Trust Deed; and (iii) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.

“Senior Unsecured Debt” means, collectively, the debt outstanding under the Senior Unsecured Debt Documents.

“Senior Unsecured Debtholder Claims” means all Obligations in respect of the Senior Unsecured Debt and the Senior Unsecured Debt Documents.

“Senior Unsecured Debtholder Exchange Shares” means the aggregate 821,959 Common Shares to be issued following the Common Share Consolidation to Senior Unsecured Debtholder in exchange for their Senior Unsecured Debtholder Claims in accordance with Section 4.4 of the Plan, subject to Section 5.3 of the Plan.

“Senior Unsecured Debtholder Pro Rata Share” means the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt immediately prior to the Effective Time.

“Senior Unsecured Debtholder” means a holder of Senior Unsecured Debt, in its capacity as such.

“Senior Unsecured Debtholders’ Meeting” means the meeting of the Senior Unsecured Debtholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof

“Shareholder” means a holder of Preferred Shares or Common Shares, in its capacity as such.

“Shareholders’ Meeting” means the meeting of the Shareholders as of the Record Date to be held, pursuant to the Interim Order, to consider, among other things, the approval of the Arrangement.

“Shares” means Preferred Shares or Common Shares.

“Strategic Review” means the Corporation’s strategic review announced on June 6, 2019, as further described in the affidavit of James Brown dated July 13, 2020, filed in the proceedings contemplated under the Plan.

“Subscription Amount” means, in respect of a Participating Securityholder, an amount such Participating Securityholder has agreed to subscribe for, up to the maximum amount of its Securityholder Subscription Share Percentage of the applicable Equity Allocation, at the Subscription Price.

“Subscription Price” means $3.412 per Offered Share.

“Support Agreement Lenders” means the lenders under the Support Agreement.

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“Support Agreement” means the support agreement (and all schedules and exhibits thereto) among Just Energy and the Term Loan Debtholders dated July 8, 2020, as the same may be amended or restated from time to time in accordance with its terms.

“Tax Act” means the Income Tax Act (Canada).

“Term Loan Agent” means National Bank of Canada, as administrative agent under the Term Loan Agreement.

“Term Loan Agreement” means the US$250 million loan agreement dated as of September 12, 2018, between the Corporation, the Term Loan Agent, Sagard Credit Partners, LP and the other Term Loan Debtholders party thereto, as amended, supplemented or otherwise modified prior to the Effective Date.

“Term Loan Debtholders” means the lenders under the Term Loan Agreement.

“Transfer Agent” means Computershare Investor Services Inc.

“Trustees” means, collectively, the $100 Million Debenture Trustee, the $160 Million Debenture Trustee and the $150 Million Bond Trustee.

“TSX MIP Resolution” means the resolutions to be passed at the Annual Meeting, the full text of which is set out in Appendix D.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Laws” means, collectively, the 1933 Act, the U.S. Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission.

“Unsubscribed Shares” means the aggregate number of Offered Shares issuable pursuant to the New Equity Subscription Offering, less the aggregate number of Offered Shares to be issued pursuant to the New Equity Subscriptions submitted to the Corporation on or before the Participation Deadline.

“Voting Party” or “Voting Parties” means all Securityholders entitled to vote at the Meetings.

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JUST ENERGY GROUP INC.

Notice of Meeting of SENIOR Unsecured DEBTholders

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 17, 2020, a meeting (the “Senior Unsecured Debtholders’ Meeting”) of, collectively, holders (the “Senior Unsecured Debtholders”) of debt (the “Senior Unsecured Debt”) outstanding under: (i) the trust deed dated as of January 29, 2014, between the Corporation, US Bank Trustees Limited and Elavon Financial Services Limited, UK Branch establishing the 6.5% convertible bonds due December 31, 2020 (the “$150 Million Convertible Bonds”), (ii) the loan agreement dated as of September 12, 2018, between, among others, the Corporation, National Bank of Canada, and Sagard Credit Partners, LP (the “Term Loan Agreement”) and (iii) all related documentation, including, without limitation, all applicable guarantee documentation, related to the foregoing, will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9, on August 25, 2020 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Senior Unsecured Debtholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management proxy circular dated July 17, 2020 (the “Proxy Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Proxy Circular; and
2.	to transact such further and other business as may properly come before the Senior Unsecured Debtholders’ Meeting or the reconvening of any adjournment or postponement thereof.

AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain securities to be issued pursuant to the Arrangement.

Additional information on the above matters can be found in the Proxy Circular.

The record date for entitlement to notice of the Senior Unsecured Debtholders’ Meeting has been set by the Court, as July 23, 2020 (the “Record Date”). Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Senior Unsecured Debt owed to such registered Senior Unsecured Debtholder as of the Record Date in respect of the Senior Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Debtholders’ Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Senior Unsecured Debtholders’ Meeting at two or more persons entitled to vote at the Senior Unsecured Debtholders’ Meeting present in person or represented by proxies.

The Proxy Circular, this notice (“Notice”) and the form of Senior Unsecured Debtholder Proxy (the “Senior Unsecured Debtholder Proxy”) (collectively, the “Senior Unsecured Debtholder Meeting Package”) are being distributed to Senior Unsecured Debtholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Senior Unsecured Debtholders are reminded to review the Senior Unsecured Debtholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Senior Unsecured Debt.

All Senior Unsecured Debtholders are requested to vote in accordance with the instructions provided on the Senior Unsecured Debtholder Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Senior Unsecured Debtholders’ Meeting:

(a)	beneficial holders of the $150 Million Convertible Bonds must submit to their respective Intermediaries at or prior to 10:00 a.m. (Toronto time) on August 21, 2020 (the “Voting Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Senior Unsecured Debtholder Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf); and
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(b)	Term Loan Debtholders must submit to Kingsdale Advisors, at or prior to the Voting Deadline, or such earlier deadline as Kingsdale Advisors may advise, their duly completed Senior Unsecured Debtholder Proxy (or provide such other documentation or take such other action as Kingsdale Advisors may customarily request for purposes of obtaining voting instructions).

in each case in accordance with the instructions set forth in the Senior Unsecured Debtholder Proxy and any instructions provided by your Intermediary, Kingsdale Advisors (the “Proxy and Information Agent”) or the Term Loan Agent, as applicable.

Senior Unsecured Debtholders may attend the Senior Unsecured Debtholders’ Meeting in person or may appoint another person as proxyholder. The Senior Unsecured Debtholder Proxy nominates Scott Gahn, Jonah Davids or William Weld, and each one of them with full power of substitution as proxyholders. A Senior Unsecured Debtholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the Senior Unsecured Debtholder Proxy and following the instructions contained therein. Senior Unsecured Debtholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Senior Unsecured Debtholders.

Subject to any further order of the Court, the Senior Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Senior Unsecured Debtholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Just Energy’s Convertible Debentures and Preferred Shares and Common Shares (each as defined in the Proxy Circular) at separate meetings, other approvals as may be required by the Court and the Toronto Stock Exchange, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (Toronto time) on September 2, 2020 (or at such other time or by such other means as directed by the Court).

DATED at Toronto, Ontario this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.

By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer

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JUST ENERGY GROUP INC.

Notice of Meeting of CONVERTIBLE DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 17, 2020, a meeting (the “Convertible Debentureholders’ Meeting”) of holders (the “Convertible Debentureholders”) of debentures (the “Convertible Debentures”) outstanding under: (i) the trust indenture made as of October 5, 2016, between the Corporation and Computershare Trust Company of Canada, as trustee, establishing the 6.75% convertible unsecured senior subordinated debentures due December 31, 2021 (the “6.75% Debentures due December 2021”), (ii) the trust indenture made as of February 22, 2018, between the Corporation and Computershare Trust Company of Canada, as trustee, establishing the 6.75% convertible unsecured senior subordinated debentures due March 31, 2023 (the “6.75% Debentures due March 2023”) and (iii) all related documentation related to the foregoing, will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9, on August 25, 2020 at 11:00 a.m. (Toronto time) for the following purposes:

1.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Convertible Debentureholders’ Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management proxy circular dated July 17, 2020 (the “Proxy Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Proxy Circular; and
2.	to transact such further and other business as may properly come before the Convertible Debentureholders’ Meeting or the reconvening of any adjournment or postponement thereof.

AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain securities to be issued pursuant to the Arrangement.

Additional information on the above matters can be found in the Proxy Circular.

The record date for entitlement to notice of the Convertible Debentureholders’ Meeting has been set by the Court as July 23, 2020 (the “Record Date”). Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such registered Convertible Debentureholders as of the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Convertible Debentureholders’ Meeting at two or more persons entitled to vote at the Convertible Debentureholders’ Meeting present in person or represented by proxies.

The Proxy Circular, this notice (“Notice”) and the form of Convertible Debentureholder Proxy (the “Convertible Debentureholder Proxy”) (collectively, the “Convertible Debentureholder Meeting Package”) are being distributed to Convertible Debentureholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Convertible Debentureholders are reminded to review the Convertible Debentureholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Convertible Debentures.

All Convertible Debentureholders are requested to vote in accordance with the instructions provided on the Convertible Debentureholder Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Convertible Debentureholders’ Meeting:

(a)	beneficial holders of the Convertible Debentures must submit their voting instructions by following the instructions provided by their Intermediary, at or prior to 11:00 a.m. (Toronto time) on August 21, 2020 (the “Voting Deadline”), or such earlier deadline the Intermediary may advise, their duly completed Convertible Debentureholder Proxy (or provide such other documentation or take such other action as the Intermediary may customarily request for purposes of obtaining voting instructions);

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in accordance with the instructions set forth in the Convertible Debentureholder Proxy and any instructions provided by your Intermediary or Kingsdale Advisors (the “Proxy and Information Agent”), as applicable.

Convertible Debentureholders may attend the Convertible Debentureholders’ Meeting in person or may appoint another person as proxyholder. The Convertible Debentureholder Proxy nominates Scott Gahn, Jonah Davids or William Weld, and each one of them with full power of substitution as proxyholders. A Convertible Debentureholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the Convertible Debentureholder Proxy and following the instructions contained therein. Convertible Debentureholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Convertible Debentureholders.

Subject to any further order of the Court, the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Convertible Debentureholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Just Energy’s Senior Unsecured Debt and Preferred Shares and Common Shares (each as defined in the Proxy Circular) at separate meetings, other approvals as may be required by the Court and the Toronto Stock Exchange, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (Toronto time) on September 2, 2020 (or at such other time or by such other means as directed by the Court).

DATED at Toronto, Ontario this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.

By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer

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JUST ENERGY GROUP INC.

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 17, 2020 a special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) and the preferred shares (the “Preferred Shares”) of Just Energy Group Inc. (“Just Energy” or the “Corporation”) will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9, on August 25, 2020 at 12:00 p.m. (Toronto time) to, among other things:

1.	consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Shareholders’ Arrangement Resolution”), the full text of which is set out in Appendix C to the accompanying management proxy circular dated July 17, 2020 (the “Proxy Circular”), of the holders of Preferred Shares and Common Shares, voting together as one class, approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Proxy Circular; and
2.	transact such further and other business as may properly come before the Shareholders’ Meeting or the reconvening of any adjournment or postponement thereof.

Just Energy reserves the right, in its sole discretion, to withdraw the Shareholders’ Arrangement Resolution from being put before the Shareholders’ Meeting.

Additional information on the above matters can be found in the Proxy Circular.

The record date for entitlement to notice of the Shareholders’ Meeting is July 23, 2020 (the “Record Date”). At the Shareholders’ Meeting, each Shareholder as of the Record Date will have one vote for each Preferred Share and Common Share held as at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting at two or more persons entitled to vote at the Shareholders’ Meeting present in person or represented by proxy.

The Proxy Circular, this notice (“Notice”), and, as applicable, the form of Shareholder proxy, the form of Shareholder voting instruction form and a letter of transmittal (collectively, the “Shareholder Meeting Package”) are being mailed to Shareholders of record as at the Record Date and, with the exception of the voting instruction form, are available online under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders are reminded to review the Shareholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Common Shares.

All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or voting instruction form, as applicable, using one of the available methods. In order to be effective, proxies and voting instruction forms must be received by the Corporation’s transfer agent, prior to 12:00 p.m. (Toronto time) on August 21, 2020.

Registered holders of Preferred Shares and Common Shares can submit their proxy (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (ii) by facsimile to 1-416-263-9524 or 1-866-249-7775 (on any such facsimile, please write “To the Toronto office of Computershare, Attention: Proxy Department”). If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. If you receive more than one proxy form because you own Preferred Shares or Common Shares registered in different names or addresses, each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Shareholders’ Meeting at his sole discretion without notice.

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If you receive these materials through an Intermediary, please complete and sign the materials in accordance with the instructions provided to you by such Intermediary.

Registered holders of Preferred Shares and Common Shares may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy accompanying the Proxy Circular nominates Scott Gahn, Jonah Davids or William Weld, and each one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

Subject to any further order of the Court, the vote required to pass the Shareholders’ Arrangement Resolution is at least two-thirds (66⅔%) of the votes cast by the holders of Preferred Shares and Common Shares, voting as a single class, present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution.

The TSX regulates the issuance of listed securities, such as the issuance of new shares by the Corporation. The TSX may require securityholder approval in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the market price of the listed securities; and (iii) where the price per listed security will be lower than the discount to the market price permitted by the TSX. By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Common Shares pursuant to the Plan, including the New Equity Subscription Offering, the Additional Subscription Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which (i) may materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per share that is lower than the discount to the market price permitted by the TSX. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Initial Backstoppers do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.

The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Just Energy’s Senior Unsecured Debt and Convertible Debentures (each as defined in the Proxy Circular) at separate meetings, other approvals as may be required by the Court and the Toronto Stock Exchange, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (Toronto time) on September 2, 2020 (or at such other time or by such other means as directed by the Court). Pursuant to the Interim Order, Just Energy may seek Court approval of the Arrangement whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting and notwithstanding whether the Shareholders’ Meeting is held.

DATED at Toronto, Ontario this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.

By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer

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JUST ENERGY GROUP INC.

Notice of ANNUAL Meeting of COMMON Shareholders

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated July 17, 2020 an annual meeting (the “Annual Meeting”) of the holders (the “Common Shareholders:”) of the common shares (the “Common Shares”) of Just Energy Group Inc. (“Just Energy” or the “Corporation”) will be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9, on August 25, 2020 at 1:00 p.m. (Toronto time) to, among other things:

1.	receive the consolidated financial statements of the Corporation for the year ended March 31, 2020, including the auditor’s report thereon;
2.	re-appoint the auditor of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor;
3.	consider an advisory, non-binding resolution on executive compensation;
4.	consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the Common Shareholders (the “TSX MIP Resolution”), the full text of which is set out in Appendix D to the accompanying management proxy circular dated July 17, 2020 (the “Proxy Circular”), approving the adoption of a management incentive plan, which is more particularly described in the Proxy Circular; and
5.	transact such further and other business as may properly come before the Annual Meeting or the reconvening of any adjournment or postponement thereof.

Additional information on the above matters can be found in the Proxy Circular.

The holding of the Annual Meeting is subject to the approval of the Arrangement at separate meetings by holders of Just Energy’s Senior Unsecured Debt, Convertible Debentures, and Common Shares voting together with the Preferred Shares. Pursuant to the Arrangement, a new slate of directors will be elected. In the event that the Arrangement is not approved by any class of securityholders, Just Energy may postpone the Annual Meeting pending its determination of whether the Arrangement may still receive Court approval or whether to proceed with an Alternative Implementation Process.

The record date for entitlement to notice of the Annual Meeting is July 23, 2020 (the “Record Date”). At the Annual Meeting, each Shareholder as of the Record Date will have one vote for each Common Share held as at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the Annual Meeting at two or more persons entitled to vote at the Annual Meeting present in person or represented by proxy.

The Proxy Circular, this notice (“Notice”), the form of Common Shareholder proxy, the form of Common Shareholder voting instruction form and a letter of transmittal (collectively, the “Common Shareholder Meeting Package”) are being mailed to Common Shareholders of record as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Common Shareholders are reminded to review the Common Shareholder Meeting Package before voting.

All Common Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or voting instruction form, as applicable, using one of the available methods. In order to be effective, proxies and voting instruction forms must be received by the Corporation’s transfer agent, prior to 1:00 p.m. (Toronto time) on August 21, 2020.

Registered holders of Common Shares can submit their proxy (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (ii) by facsimile to 1-416-263-9524 or 1-866-249-7775 (on any such facsimile, please write “To the Toronto office of Computershare, Attention: Proxy Department”). If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Annual Meeting at his sole discretion without notice.

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If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Common Shares.

Registered holders of Common Shares may attend the Annual Meeting in person or may appoint another person as proxyholder. The form of proxy accompanying the Proxy Circular nominates Scott Gahn, Jonah Davids or William Weld, and each one of them with full power of substitution as proxyholders. A Common Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Common Shareholders.

DATED at Toronto, Ontario this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.

By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer

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INFORMATION CONCERNING THE MEETINGS

General

This Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf of Management and the Board of Directors. No person has been authorized to give any information or to make any representations in connection with the Recapitalization Transaction other than those contained in this Proxy Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

Meeting	Location	Time & Date	As set forth in
Senior Unsecured Debtholders’ Meeting	Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9	10:00 a.m. (Toronto time) on August 25, 2020	Senior Unsecured Debtholders’ Notice
Convertible Debentureholders’ Meeting		11:00 a.m. (Toronto time) on August 25, 2020	Convertible Debentureholders’ Notice
Shareholders’ Meeting		12:00 p.m. (Toronto time) on August 25, 2020	Shareholders’ Notice
Annual Meeting		1:00 p.m. (Toronto time) on August 25, 2020	Common Shareholders’ Notice

SOLICITATION OF PROXIES

Management and the Board of Directors are soliciting proxies for use at the Meetings. Proxies will be solicited by mail and may also be solicited personally or by telephone, e-mail or other electronic means by the Proxy and Information Agent, and by the directors, officers and/or employees of Just Energy. Directors and officers of Just Energy involved in the solicitation of proxies will not be specifically remunerated therefor.

Just Energy has designated the individuals named on the enclosed form of proxy, Senior Unsecured Debtholder Proxy, Convertible Debentureholder Proxy and Shareholder voting instruction form as persons whom Voting Parties may appoint as their proxyholders. If a Voting Party wishes to appoint an individual not named on the enclosed form of proxy to represent such Voting Party at a Meeting that the Voting Party is entitled to attend, such Voting Party may do so by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy and following the related instructions. A proxyholder need not be a Voting Party. If the Voting Party is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Just Energy has retained Kingsdale Advisors as the Proxy and Information Agent to solicit proxies from Voting Parties and provide other related services in connection with the implementation of the Recapitalization Transaction and has agreed to pay a fee of CDN$75,000 for proxy solicitation services plus certain additional fees for other services provided. A Voting Party with any questions with regard to the procedures for voting or making elections, or completing a proxy form, a voting instruction form, form of proxy or other form provided in connection with the Meetings or Arrangement should contact the Proxy and Information Agent, toll-free in North America at 1-866-581-1487 or collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Additionally, the Corporation may use Broadridge QuickVote™ service (“Broadridge”) to assist non-registered or beneficial Debtholders and Shareholders with voting their Debt or Shares. Non-registered or beneficial Debtholders and Shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge would then tabulate the results of all instructions received and provide the appropriate instructions respecting the Debt or Shares to be represented at the applicable Meeting.

Just Energy has requested Intermediaries who hold Common Shares, Preferred Shares, Convertible Debentures or $150 Million Convertible Bonds in their names to furnish this Proxy Circular and accompanying materials to the beneficial holders of the Common Shares, Convertible Debentures and $150 Million Convertible Bonds and to request authority to deliver a proxy. Just Energy has requested that the Term Loan Agent furnish this Proxy Circular and accompanying materials to the Term Loan Debtholders, and to request authority to deliver a proxy. The Corporation will reimburse the Intermediaries and the Term Loan Agent, as applicable, for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

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APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy, Senior Unsecured Debtholder Proxy, Convertible Debentureholder Proxy and Shareholder voting instruction form, are directors and/or officers of the Corporation. Each Shareholder and Debtholder has the right to appoint a person, other than the persons designated by management in the applicable form of proxy and form of subscription notice, to represent such party at the applicable Meetings. A Shareholder or Debtholder giving a proxy can strike out the names of the management designees printed in the accompanying form of proxy and insert the name of another designated person in the space provided, or the Shareholder or Debtholder may complete another form of proxy appointment. A proxy designee need not be a Shareholder or Debtholder of the Corporation.

SENIOR Unsecured debtholder proxies

All Senior Unsecured Debtholders are requested to vote in accordance with the instructions provided on the Senior Unsecured Debtholder Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Senior Unsecured Debtholders’ Meeting:

(a)	Term Loan Debtholders must submit to the Term Loan Agent, at or prior to the Voting Deadline, or such earlier deadline as the Term Loan Agent may advise, their duly completed Senior Unsecured Debtholder Proxy (or provide such other documentation or take such other action as the Term Loan Agent may customarily request for purposes of obtaining voting instructions); and
(b)	Beneficial holders of the $150 Million Convertible Bonds must submit to their respective Intermediaries at or prior to the Voting Deadline or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Senior Unsecured Debtholder Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf);

in each case in accordance with the instructions set forth in the Senior Unsecured Debtholder Proxy and any instructions provided by your Intermediary, the Proxy and Information Agent or the Term Loan Agent, as applicable.

CONVERTIBLE DEBENTUREHOLDER PROXIES

All Convertible Debentureholders are requested to vote in accordance with the instructions provided on the Convertible Debentureholder Proxy as set forth therein and described below. In order to cast a vote at the Convertible Debentureholders’ Meeting, beneficial holders of the Convertible Debentures must submit to their respective Intermediaries at or prior to the Voting Deadline or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Convertible Debentureholder Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will submit aggregate voting instructions to the Proxy and Information Agent on your behalf) in accordance with the instructions set forth in the Convertible Debentureholder Proxy and any instructions provided by your Intermediary or the Proxy and Information Agent, as applicable.

Shareholder proxies

All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or Shareholder voting instruction form, using one of the available methods. In order to be effective, proxies or voting instruction forms in respect of the Shareholders’ Meeting must be received by the applicable Transfer Agent, prior to 12:00 p.m. (Toronto time) on August 21, 2020.

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Registered holders of Preferred Share or Common Shares can submit their proxy either by mail, facsimile or on-line transmission, as set out below and as detailed in the form of proxy. If you receive more than one proxy form because you own Preferred Shares or Common Shares registered in different names or addresses, then each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Shareholders’ Meeting at his sole discretion without notice.

Registered Shareholders can vote in one of the following ways:

Internet: Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone: Call toll-free at 1-866-732-8683 or 312-588-4290 (outside Canada and the United States) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

Fax: Complete, sign, and date the form of proxy and return it by fax to 1-866-249-7775. On the fax write: To the Toronto Office of Computershare, Attention: Proxy Department.

Mail: Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Trust Company of Canada

Attention: Proxy Department

8th floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

In Person at the Meeting: Register with a Computershare representative when you arrive at the meeting. If you intend to vote at the meeting, do not fill out your form of proxy as you will be casting your vote at the meeting.

Beneficial Shareholders can vote in one of the following ways:

Internet: Go to www.proxyvote.com. Enter the 16-digit Control Number printed on the VIF and follow the instructions on screen.

Phone: For Canadian beneficial Shareholders, call 1-800-474-7493 (English) or 1-800-474-7501 (French).

For United States beneficial Shareholders, call 1-800-454-8683.

You will need to enter your 16- digit Control Number. Follow the interactive voice recording instructions to submit your vote.

Mail: Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

In Person at the Meeting: If you are a beneficial Debtholder or Shareholder and wish to participate or vote in person at the applicable Meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered Debtholders or Shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote in person during the applicable Meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered Debtholders and Shareholders and we have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder.

COMMON Shareholder proxies

All Common Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or Common Shareholder voting instruction form, using one of the available methods. In order to be effective, proxies or voting instruction forms in respect of the Annual Meeting must be received by the applicable Transfer Agent, prior to 1:00 p.m. (Toronto time) on August 21, 2020.

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Registered holders of Common Shares can submit their proxy either by mail, facsimile or on-line transmission, as set out below under “Shareholder Proxies” and as detailed in the form of proxy. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, then each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Annual Meeting at his sole discretion without notice.

Entitlement to Vote and Attend

Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Senior Unsecured Debtholders on the Record Date are entitled to attend and vote at the Senior Unsecured Debtholders’ Meeting; provided that beneficial $150 Million Convertible Bondholders shall be deemed to transfer their rights to vote on the Senior Unsecured Debtholders’ Arrangement Resolution associated with their $150 Million Convertible Bonds upon the transfer of their beneficial ownership of such $150 Million Convertible Bonds to any transferee of such $150 Million Convertible Bonds on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Senior Unsecured Debt owed to such registered Senior Unsecured Debtholder as of the Record Date in respect of the Senior Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Debtholders’ Meeting.

Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Convertible Debentureholders on the Record Date are entitled to attend and vote at the Convertible Debentureholders’ Meeting, provided that beneficial Convertible Debentureholders shall be deemed to transfer their rights to vote on the Convertible Debentureholders’ Arrangement Resolution associated with their Convertible Debentures upon the transfer of their beneficial ownership of such Convertible Debentures to any transferee of such Convertible Debentures on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such registered Convertible Debentureholder as of the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Preferred Share and Common Share held as at the Record Date.

Registered Common Shareholders as of the Record Date are entitled to attend and vote at the Annual Meeting. Common Shareholders will be entitled to one vote for each Common Share held as at the Record Date.

Revocation of proxies

Subject to the Support Agreement, Debtholders shall be entitled to revoke their proxies and a revocation of the vote will be deemed to be made upon: (i) in respect of a change in vote by the Debtholder, providing new instructions to such beneficial Debtholder’s Intermediary or the Proxy and Information Agent, as applicable, at any time up to the Voting Deadline, which the Intermediary must then deliver to the Proxy and Information Agent prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Debtholder, a written statement from such Debtholder indicating that it wishes to have its voting instructions revoked, which written statement must be included in the master proxy submitted by the applicable Intermediary pursuant to the Interim Order and received by the Proxy and Information Agent at any time up to the Voting Deadline and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, each acting reasonably.

Any Registered Shareholder shall be entitled to revoke their proxies: (i) in accordance with subsection 148(4) of the CBCA; or (ii) in any other manner permitted by law.

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Voting of Proxies

The Common Shares, Preferred Shares and Debt represented by any valid proxy, Shareholder voting instruction form, Senior Unsecured Debtholder Proxy or Convertible Debentureholder Proxy, as applicable, will be voted for, against or withheld from voting, as the case may be, in accordance with the specific instructions made by the Shareholder or Debtholder on any ballot that may be called for with respect to the applicable resolutions. In the absence of any such specific instructions, such Common Shares, Preferred Shares and Debt will be voted by the designated persons named by Management in the applicable accompanying form of proxy, Shareholder voting instruction form, Senior Unsecured Debtholder Proxy or Convertible Debentureholder Proxy, as applicable:

1.	FOR the approval of the Shareholders’ Arrangement Resolution;
2.	FOR the approval of the TSX MIP Resolution;
3.	FOR the approval of the Convertible Debentureholders’ Arrangement Resolution;
4.	FOR the approval of the Senior Unsecured Debtholders’ Arrangement Resolution;
5.	FOR the approval of the advisory, non-binding resolution on executive compensation and
6.	FOR the reappointment of Ernst & Young LLP as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration.

The accompanying forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in each of the Notices of Meetings and with respect to such other business or matters which may properly come before the Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Proxy Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at any of the Meetings.

Non-Registered Holders

Non-Registered Holders’ Common Shares, Preferred Shares, Convertible Debentures, and $150 Million Convertible Bonds are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares, Preferred Shares, Convertible Debentures or $150 Million Convertible Bonds, as applicable (Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or
(b)	in the name of a depository such as DTC or CDS.

In accordance with Canadian Securities Laws and the Interim Order, Just Energy has caused to be distributed copies of the Senior Unsecured Debtholder Meeting Package, the Convertible Debentureholder Meeting Package, the Shareholder Meeting Package and the Common Shareholder Meeting Package to Euroclear, Clearstream, DTC, CDS and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward these packages to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

These securityholder materials are being sent to both registered holders of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares, as well as Non-Registered Holders. If you are a Non-Registered Holder and Just Energy or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

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Intermediaries will typically use a service company to forward the Convertible Debentureholder Meeting Package, the Shareholder Meeting Package and the Common Shareholder Meeting Package. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the form of proxy. The Senior Unsecured Debtholder Meeting Package will be distributed to the $150 Million Convertible Bondholders through the facilities of Euroclear and Clearstream in accordance with market practices and to the Term Loan Debtholders via the Term Loan Agent. Non-Registered Holders are requested to vote in accordance with the instructions set forth in the voting instruction form. Broadridge will provide aggregate Shareholder voting instructions to the applicable Transfer Agent, which will tabulate the results for the Shareholders’ Meeting and provide appropriate instructions respecting the voting of Preferred Shares and Common Shares to be represented at the Shareholders’ Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. Euroclear, the Term Loan Agent and CDS will provide aggregate voting instructions for applicable Debtholders to the Proxy and Information Agent, which will tabulate the results for the Senior Unsecured Debtholders’ Meeting and the Convertible Debentureholders’ Meeting and provide appropriate instructions respecting the voting of Debt to be represented at such Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. Intermediaries will provide aggregate Convertible Debentureholder and $150 Million Convertible Bondholder voting instructions to the Proxy and Information Agent through the submission of master proxies, which will tabulate the results for the applicable Meeting and provide appropriate instructions respecting the voting of Convertible Debentures and $150 Million Convertible Bonds to be represented at the applicable Meetings or the reconvening of any adjournment(s) or postponement(s) thereof.

Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-Registered Holders indirectly, to seek voting instructions from Non-Registered Holders in advance of meetings of securityholders on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares, Preferred Shares, Convertible Debentures or $150 Million Convertible Bonds, as applicable, are voted at the applicable Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Holder by its broker is identical to the form of proxy provided to Registered Shareholders, registered Convertible Debentureholders and registered $150 Million Convertible Bondholders; however, its purpose is limited to instructing the Registered Shareholder, registered Convertible Debentureholder or registered $150 Million Convertible Bondholder how to vote on behalf of the Non-Registered Holder.

Concurrent with the distribution of the Senior Unsecured Debtholder Meeting Package and the Convertible Debentureholder Meeting Package, Euroclear, Clearstream, the Term Loan Agent, CDS and DTC will each cause to be delivered to its participant Intermediaries instructions related to aggregation of (i) Senior Unsecured Debtholder Ballot-Proxies; and (ii) Convertible Debentureholder Ballot-Proxies.

Non-Registered Holders who wish to vote in person at a Meeting (an “In-Person Holder”) should be appointed as their own representatives for such Meeting in accordance with the directions of their Intermediaries and Form 54-101F7. In-Person Holders can also write the name of someone else whom they wish to vote on their behalf at the applicable Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to vote on all matters that are presented at such Meeting, even if those matters are not set out in Form 54-101F7 or this Proxy Circular.

Non-registered Debtholders who wish to appoint themselves or another person to attend the applicable Meeting on their behalf should complete the Senior Unsecured Debtholder Proxy, or the Convertible Debentureholder Proxy, as applicable, and follow the return instructions included therein to ensure receipt by Kingsdale Advisors, the Proxy and Information Agent or the Trustee prior to the applicable deadline. Debtholders who require assistance should contact the Proxy and Information Agent toll-free in North America at 1-866-581-1487 or collect call outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com to request the necessary documentation required.

Quorum and Voting Requirements

Senior Unsecured Debtholders’ Meeting

As at July 17, 2020, the aggregate principal amounts of Senior Unsecured Debt outstanding are as follows:

Senior Unsecured Debt	Outstanding Principal Amount
$150 Million Convertible Bonds	US$ 9,200,000
Term Loan Agreement	US$207,000,000

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Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Senior Unsecured Debtholders on the Record Date are entitled to attend and vote at the Senior Unsecured Debtholders’ Meeting; provided that beneficial $150 Million Convertible Bondholders shall be deemed to transfer their rights to vote on the Senior Unsecured Debtholders’ Arrangement Resolution associated with their $150 Million Convertible Bonds upon the transfer of beneficial ownership of such $150 Million Convertible Bonds to any transferee of such $150 Million Convertible Bonds on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting will be entitled to one vote for each US$1,000 principal amount of Senior Unsecured Debt owed to such registered Senior Unsecured Debtholder as of the Record Date in respect of the Senior Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Debtholders’ Meeting.

Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Senior Unsecured Debtholders’ Meeting shall be two or more Senior Unsecured Debtholders entitled to vote at the Senior Unsecured Debtholders’ Meeting and present in person or represented by proxies.

Subject to any further order of the Court, the Senior Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Senior Unsecured Debtholders present in person or represented by proxy, voting together as a single class at the Senior Unsecured Debtholders’ Meeting and entitled to vote on the Senior Unsecured Debtholders’ Arrangement Resolution.

Convertible Debentureholders’ Meeting

As at July 17, 2020, the aggregate principal amounts of Convertible Debentures outstanding are as follows:

Convertible Debentures	Outstanding Principal Amount
$ 160 Million Convertible Debentures	$ 160,000,000
$ 100 Million Convertible Debentures	$ 100,000,000

Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Convertible Debentureholders on the Record Date are entitled to attend and vote at the Convertible Debentureholders’ Meeting. Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such registered Convertible Debentureholder as of the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Convertible Debentureholders’ Meeting shall be two or more Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting and present in person or represented by proxies.

Subject to any further order of the Court, the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Convertible Debentureholders present in person or represented by proxy, voting together as a single class at the Convertible Debentureholders’ Meeting and entitled to vote on the Convertible Debentureholders’ Arrangement Resolution.

Shareholders’ Meeting

Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Shareholders’ Meeting is two or more holders of each of the Preferred Shares and Common Shares, in each case, present in person or represented by proxies.

Subject to any further order of the Court, the vote required to pass the Shareholders’ Arrangement Resolution is at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution with holders of Preferred Shares and Common Shares voting together as a single class. Each Preferred Share and Common Share will have one vote on the Arrangement Resolution.

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The TSX regulates the issuance of listed securities, such as the issuance of new Common Shares by the Corporation. The TSX will require securityholder approval by a simple majority in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the market price of the listed securities; and (iii) where the price per listed security will be lower than the discount to the market price permitted by the TSX. By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Common Shares pursuant to the Plan, including the New Equity Subscription Offering, the Additional Subscription Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which (i) may materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per Common Share that is lower than the discount to the market price permitted by the TSX. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Initial Backstoppers do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.

Annual Meeting

Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Annual Meeting is two or more holders of each of the Common Shares present in person or represented by proxies.

In accordance with the policies of the TSX, a simple majority of votes cast by Common Shareholders present in person or represented by proxy at the Annual Meeting and entitled to vote on the TSX MIP Resolution must approve such resolution.

If a majority of the Common Shares represented at the Annual Meeting are withheld from voting for the appointment of EY as the auditors of the Corporation, the New Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee. If the TSX MIP Resolution is not approved, the New Board will consider alternate ways to provide long term incentive compensation for employees, consultants and directors. The result of the advisory, non-binding vote on executive compensation will inform the New Board’s deliberations on appropriate compensation for executive officers.

Voting Shares and Principal Holders Thereof

As at July 17, 2020, the Corporation’s issued and outstanding voting shares consist of 151,640,574 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Shareholders’ Meeting, Annual Meeting or any adjournments or postponements thereof.

The Record Date is July 23, 2020. The Corporation will prepare a list of Shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the Common Shares then registered in their name at the Shareholders’ Meeting and Annual Meeting.

To the knowledge of the directors and executive officers of the Corporation based on public filings, the only person or companies that beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at July 13, 2020 are (i) James A. Pattison, who through the Great Pacific Capital Corp. and The Jim Pattison Foundation beneficially owns, or controls or directs, directly or indirectly, 24,391,842 Common Shares representing approximately 16.1% of the issued and outstanding voting securities of the Corporation; (ii) The Joyce Family Foundation, which beneficially owns, or controls or directs, directly or indirectly, 18,498,251 Common Shares representing approximately 12.2% of the issued and outstanding voting securities of the Corporation. In addition, as of July 13, 2020, The Joyce Family Foundation beneficially owns (i) $2,000,000 aggregate principal amount of $100 Million Convertible Debentures, representing 2% of the outstanding principal amount of the $100 Million Convertible Debentures and (ii) 40,000 Preferred Shares, representing 0.86% of the issued and outstanding Preferred Shares.

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See “Just Energy After the Recapitalization Transaction – Principal Shareholders”.

Interest of Management and Others

Other than as disclosed elsewhere in this Proxy Circular, Management is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of such person in any transaction within the last financial year or in any proposed transaction or in connection with the Recapitalization Transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

Business of the Special Meeting of Senior Unsecured Debtholders

Senior Unsecured Debtholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Senior Unsecured Debtholders’ Arrangement Resolution approving the Arrangement.

Just Energy reserves the right, in its sole discretion, to withdraw the Senior Unsecured Debtholders’ Arrangement Resolution from being put before the Senior Unsecured Debtholders’ Meeting. Pursuant to the Interim Order, Just Energy may seek Court approval of the Plan whether or not the Senior Unsecured Debtholders’ Arrangement Resolution is passed by Senior Unsecured Debtholders at the Senior Unsecured Debtholders’ Meeting and whether or not the Senior Unsecured Debtholders’ Meeting is held.

Business of the Special Meeting of CONVERTIBLE DEBENTUREHOLDERS

Convertible Debentureholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Convertible Debentureholders’ Arrangement Resolution approving the Arrangement.

Just Energy reserves the right, in its sole discretion, to withdraw the Convertible Debentureholders’ Arrangement Resolution from being put before the Convertible Debentureholders’ Meeting. Pursuant to the Interim Order, Just Energy may seek Court approval of the Plan whether or not the Convertible Debentureholders’ Arrangement Resolution is passed by Convertible Debentureholders at the Convertible Debentureholders’ Meeting and whether or not the Convertible Debentureholders’ Meeting is held.

BUSINESS OF THE SPECIAL MEETING OF SHAREHOLDERS

Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Shareholders’ Arrangement Resolution.

Just Energy reserves the right, in its sole discretion, to withdraw the Shareholders’ Arrangement Resolution from being put before the Shareholders’ Meeting. Pursuant to the Interim Order, Just Energy may seek Court approval of the Plan whether or not the Shareholders’ Arrangement Resolution is passed by Shareholders at the Shareholders’ Meeting and whether or not the Shareholders’ Meeting is held.

BUSINESS OF THE ANNUAL MEETING OF SHAREHOLDERS

Common Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the TSX MIP Resolution and certain annual business.

In the event that the Arrangement is not approved the Corporation may effect an Alternative Implementation Process, and accordingly the business of the Annual Meeting would be postponed.

Additional Information

Following successful completion of the Recapitalization Transaction, the Corporation will have a reconstituted board of directors and such other changes as are described in this Proxy Circular. The new board of directors may adopt new policies regarding compensation and governance as it deems appropriate, subject to the terms of the Support Agreement. Accordingly, historic information regarding governance and compensation matters have been included in Appendix E, Appendix J and Appendix K to this Proxy Circular.

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Description of the Recapitalization Transaction

Plan

The Recapitalization Transaction contemplates a series of steps leading to a realignment of Just Energy’s capital structure. These steps include, among other things: (i) the affording of New Equity Subscription Offering Rights to the Convertible Debentureholders and Senior Unsecured Debtholders that are Eligible Securityholders as a partial repayment of the principal amount outstanding thereunder; (ii) all Affected Equity shall be cancelled and extinguished for no consideration; (iii) the Common Share Consolidation; (iv) the Corporation’s Senior Unsecured Debt will be directly or indirectly exchanged for New Term Loans and Common Shares representing 5% of common equity prior to the New Equity Subscription Offering; (v) the Corporation shall pay all accrued and unpaid interest on the $100 Million Convertible Debentures as of June 30, 2020, and $260 million aggregate principal amount of Convertible Debentures will be exchanged for Common Shares representing approximately 56.7% of the common equity prior to the New Equity Subscription Offering; (vi) the Corporation shall deliver to each Holding Preferred Shareholder, its applicable New Equity Subscription Offering Rights, and to each Existing Preferred Shareholder in exchange for the termination and cancellation of the Existing Preferred Shares held by such holder, Common Shares collectively representing approximately 9.5% of the common equity prior to the New Equity Subscription Offering; and (vii) the Corporation will raise $100 million of new capital by way of the New Equity Subscription Offering, in which eligible holders of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares will be entitled to participate as provided in the Plan. Following the Common Share Consolidation and following the issuance of New Common Shares to holders of Senior Unsecured Debt, Convertible Debentures and Preferred Shares, and prior to the New Equity Subscription Offering, current holders of Common Shares will own approximately 28.8% of the common equity in Just Energy. The Recapitalization Transaction also contemplates a three-year extension of $335 million in credit facilities to December 2023. The Corporation’s initial annual cash interest cost is anticipated to be reduced by approximately $45 million.

Affected Equity

Under the Plan, unless otherwise agreed by Just Energy in accordance with the Support Agreement and the Backstop Agreement, and subject to the treatment of the Existing Equity Class Action Claims as provided in the Plan, other than the Existing Common Shares, Existing Preferred Shares, RSGs, PBGs and DSGs, all other equity interests in Just Energy, including, without limitation, all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor (including, for the avoidance of doubt, such rights existing under the Purchase Agreement dated September 10, 2018 among Just Energy and 8704104 Canada Inc., among others, and the documents ancillary thereto), shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no holder of Affected Equity shall be entitled to receive any interest, dividends, premium or other payment in connection therewith. See “Description of the Recapitalization Transaction – Plan – Releases and Waivers”.

Common Share Consolidation

The Plan provides for the Common Share Consolidation, pursuant to which the issued and outstanding Common Shares will be consolidated on the basis of one Common Share for every 33 Common Shares outstanding immediately prior to the Effective Date. Based on 151,640,574 Common Shares issued and outstanding on June 30, 2020, the Common Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 4,595,169 Common Shares (prior to the issuance of the New Common Shares contemplated in the Recapitalization Transaction). No fractional Common Shares will be issued in connection with the Common Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the Common Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares. No compensation will be issued to Shareholders as a result of rounding down. No cash shall be paid for fractional shares.

The holders of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares are being asked to approve the Arrangement, which includes the Common Share Consolidation, at the various Meetings.

The Common Share Consolidation will (by itself) cause no change in the stated capital attributable to the Common Shares and will not materially affect the percentage ownership in Just Energy by the Shareholders, subject to dilution based on the New Common Shares to be issued in connection with the Recapitalization Transaction, even though such ownership would be represented by a lesser number of Common Shares on a post-consolidation basis.

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No assurances can be given as to the effect of the Common Share Consolidation on the market price of the Common Shares. Specifically, no assurance can be given that if the Recapitalization Transaction is effected, the market price of the Common Shares will increase by the same multiple as the Common Share Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Just Energy. Just Energy anticipates that the Common Shares will begin trading on a post-Common Share Consolidation basis on the second trading day following the Effective Date.

Registered holders of Common Shares will be required to complete, execute and return a Letter of Transmittal to the Transfer Agent to receive their Common Shares following the Common Share Consolidation. The Letter of Transmittal must be accompanied by the certificate(s) representing your Common Shares and all other required documents. Following the Effective Date, the Transfer Agent will issue and deliver the Common Shares in accordance with your instructions in the Letter of Transmittal. A copy of the Letter of Transmittal is enclosed with a copy of this Proxy Circular or may be obtained upon request from the Transfer Agent. See “Description of the Recapitalization Transaction – Procedures”.

Treatment of Senior Unsecured Debt

Pursuant to the Plan, the Corporation’s Senior Unsecured Debt in the aggregate principal amount (as of the date hereof) of approximately US$216.2 million will be directly or indirectly exchanged for: (i) New Term Loans due March 2024 with initial interest to be paid in kind and (ii) 821,959 New Common Shares representing approximately 5% of the Common Shares outstanding following the Common Share Consolidation and the issuances of New Common Shares to holders of Convertible Debenture and Preferred Shares, and prior to the New Equity Subscription Offering, subject to the treatment of fractional interest under the Plan.

Pursuant to the Plan, Just Energy shall enter into an Amended & Restated Term Loan Agreement in the form appended to the Support Agreement. On the Effective Date, Just Energy shall issue a treasury direction to the Transfer Agent to deliver the Senior Unsecured Debtholder Exchange Shares to the Senior Unsecured Debtholders. The $150 Million Convertible Bondholders will receive the “Loan Information Form” as part of the Senior Unsecured Debtholders Meeting Package and Intermediaries in Euroclear and Clearstream will collect completed Loan Information Forms from such $150 Million Convertible Bondholders, which will allow the registration of $150 Million Convertible Bondholders’ loan entitlements. Euroclear and Clearstream will provide the completed Loan Information Forms to the Proxy and Information Agent who will then deliver the loan entitlements according to registration instructions in the Loan Information Form.

The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Term Loan Agent, the Term Loan Debtholders and the $150 Million Bond Trustee, as applicable, acting reasonably), in accordance with the applicable Senior Unsecured Debt Documents shall be paid in full in cash by the Applicants pursuant to the applicable Senior Unsecured Debt Documents. The Amended & Restated Term Loan Agreement in substantially final form has been made available for review on Just Energy’s website at https://investors.justenergy.com/, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Treatment of Convertible Debentures

Pursuant to the Plan, the Corporation’s Convertible Debentures in the aggregate principal amount (as of the date hereof) of $260 million, will be exchanged for an aggregate of 9,339,379 New Common Shares representing approximately 56.7% of the outstanding Common Shares following the Common Share Consolidation and the issuances of Common Shares to holders of Senior Unsecured Debt and Preferred Shares pursuant to the Plan and prior to the issuance of Offered Shares, Additional Subscription Shares, Backstop Commitment Fee Shares and Backstop Funding Fee Shares, subject to the treatment of fractional interests under the Plan. Just Energy will also pay all accrued and unpaid interest on the $100 Million Convertible Debentures as of June 30, 2020 and any other accrued and unpaid interest in respect of the Convertible Debentures shall be forgiven, settled and extinguished for no consideration. Interest to June 30, 2020 on the $160 Million Convertible Debentures was already paid in cash on that date in accordance with the terms of the $160 Million Debenture Indenture. It is expected that Convertible Debentureholders would not retain their Convertible Debentures or receive any recovery in the event that the Corporation effects the Recapitalization Transaction by way of an Alternative Implementation Process. See “Alternative Implementation Process”.

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The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fee, expenses and disbursements of attorneys, advisors or agents retained or utilized by the $100 Million Debenture Trustee and the $160 Million Debenture Trustee, as applicable, acting reasonably), in accordance with the applicable Convertible Debenture Documents shall be paid in full in cash by Just Energy pursuant to the applicable Convertible Debenture Documents.

Treatment of Existing Preferred Shareholders

Pursuant to the Plan, Holding Preferred Shareholders will receive New Equity Subscription Offering Rights, and Existing Preferred Shareholders will receive New Common Shares representing approximately 9.5% of the outstanding Common Shares following the Common Share Consolidation and the issuances of Common Shares to holders of Senior Unsecured Debt and Convertible Debentures pursuant to the Plan and prior to the issuance of Offered Shares, subject to the treatment of fractional interests under the Plan. Following the issuance of such Common Shares to the Existing Preferred Shareholders pursuant to the Plan, the Existing Preferred Shares will be cancelled. It is expected that Preferred Shareholders will not retain their Preferred Shares or receive any recovery in the event that the Corporation effects the Recapitalization Transaction by way of an Alternative Implementation Process. See “Alternative Implementation Process”.

Treatment of Common Shareholders

Holders of Common Shares will retain their Common Shares, subject to the Common Share Consolidation, subject to the treatment of fractional interests under the Plan. The existing Common Shares will represent approximately 28.8% of the Common Shares outstanding immediately following the Common Share Consolidation and the issuances of New Common Shares to holders of Senior Unsecured Debt, Convertible Debentures and Preferred Shares pursuant to the Plan and prior to the issuance of the Offered Shares. See “Description of the Recapitalization Transaction – Plan – Affected Equity”. It is expected that Shareholders will not retain their Common Shares or receive any recovery in the event that the Corporation effects the Recapitalization Transaction by way of an Alternative Implementation Process. See “Alternative Implementation Process”.

The issuances of Common Shares pursuant to the Plan as contemplated above will also be subject to dilution in respect of the Management Incentive Plan.

Treatment of Equity Compensation Awards

Pending completion of the Recapitalization Transaction, the Corporation has suspended the ability of holders of RSGs, PBGs and DSGs to exercise such awards. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Common Share Consolidation. In addition, the outstanding grant balances available for awards under all equity compensation plans in effect before the Effective Time will be adjusted by dividing such grant balances by 33. Following the implementation of the Recapitalization Transaction, the Corporation anticipates that the New Board will issue an appropriate number of RSGs, PBGs and DSGs to account for holders of RSGs, PBGs and DSGs being unable to participate in the New Equity Subscription Offering, provided that such issuance will not result in an increase in the post-Common Share Consolidation grant balances of more than 79,040 Common Shares. As contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan”.

New Equity Subscription Offering

$100 million will be raised by Just Energy by way of the New Equity Subscription Offering from holders of Senior Unsecured Debt, Convertible Debentures, Preferred Shares and Common Shares that exercise their right to participate in the New Equity Subscription Offering in accordance with their rights under the Plan. Approximately 29.3 million New Common Shares will be available for subscription, allocated approximately 5% to the holders of the Senior Unsecured Debt; approximately 57.3% to the holders of Convertible Debentures; approximately 9.5% to the holders of Preferred Shares; and approximately 28.2% to the holders of Common Shares. Pursuant to the Backstop Commitment Letter, any Offered Shares not subscribed for by any holder will be acquired by the Backstoppers without an opportunity for any other holder to acquire such Offered Shares. The terms of the New Equity Subscription Offering, including the corresponding funding timelines, along with other material terms, are summarized below under “Description of the Recapitalization Transaction – The New Equity Subscription Offering”.

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U.S. Debtholders and Transfer Restrictions

The Common Shares and New Term Loans have not been and will not be registered under the 1933 Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.

Releases and Waivers

The Plan includes releases in connection with the implementation of the Recapitalization Transaction in favour of the Just Energy Entities, the Trustees, the Term Loan Agent and the Proxy and Information Agent, in each case including any predecessors in such capacity and, for all such entities (including predecessors), in any of their respective capacities under the applicable Debt Documents, the Term Loan Debtholders and the Backstoppers, and each of the foregoing persons’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents, which, for certainty, include the Proxy and Information Agent and the Escrow Agent, as applicable (collectively, the “Released Parties”).

Pursuant to the Plan, the Released Parties will be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Support Agreement, the Backstop Commitment Letter, the Plan, the CBCA Proceedings, the transactions contemplated under the Plan and any proceedings commenced with respect to or in connection with the Plan, and any other actions or matters related directly or indirectly to the foregoing. The Plan releases do not release or discharge (i) any of the Released Parties from or in respect of its obligations under the Plan, the Support Agreement, the Backstop Commitment Letter, any Amended & Restated Term Loan Document or any Continuing Guarantee, (ii) any Existing Equity Class Action Claims which shall be treated and restricted as set out in the Plan, or (iii) any Released Party from liabilities or claims attributable to any Released Party’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non-appealable judgment of a court of competent jurisdiction, other than or except in respect of any such liabilities or claims in respect of an Affected Equity Claim, all of which Affected Equity Claims are deemed to have been fully and finally extinguished, cancelled, released, dismissed and enjoined as of the Effective Date.

The Plan does not release the Existing Equity Class Action Claims. Pursuant to the Plan, from and after the Effective Date, any Person having an Existing Equity Class Action Claim against Just Energy or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and the recovery of any such Person shall be limited to the proceeds under the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim, without any additional rights of enforcement or recovery as against the Released Parties. Any such Person will be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Just Energy or its directors and officers in respect of any such Existing Equity Class Action Claim, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Released Parties or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the Insurance Policies. Nothing in the Plan prejudices, compromises, releases or otherwise affects (i) any right or defence of any insurer in respect of an Insurance Policy or (ii) any Person having an Existing Equity Class Action Claim from recovering against Just Energy’s current and former directors for any liabilities or claims attributable to any such director or officer’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non-appealable judgment of a court of competent jurisdiction, provided that all defence costs of any action referred to in this subsection (ii) shall not be paid by any of the Just Energy Entities.

Other than the existing Common Shares and the Existing Equity Class Action Claims, all other equity claims and interests in Just Energy, including all options, warrants, rights or similar instruments and claims that may be advanced against the Corporation in respect of any such equity claims and interests in the future (but excluding restricted share units), shall be terminated, cancelled, dismissed or enjoined on the Effective Date.

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The Plan provides that, except as provided in Section 16 of the Backstop Commitment Letter, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, and except as provided in Section 16 of the Backstop Commitment Letter, all Persons shall be deemed to have waived any and all defaults or events of default, third party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Backstop Commitment Letter, the Arrangement, the Plan, the transactions contemplated under the Plan and any proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. Pursuant to the Plan, any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Just Energy Entities and their respective successors from performing their obligations under the Plan. Furthermore, the Plan provides that all Persons shall be deemed to have agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Just Energy Entities and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of the Plan, nothing therein shall affect the obligations of any of the Just Energy Entities to any employee thereof in their capacity as such (for greater certainty, other than with respect to the Affected Equity and the Affected Equity Claims), including any contract of employment between any Person and any of the Just Energy Entities.

Appointment of Directors

The following pages set out information for each of the persons proposed to be appointed as a director pursuant to the Plan, including biographical summaries, independence, share and DSG ownership held as at March 31, 2020. There are no interlocking directorships.

JAMES BELL Age 45 Calgary, Alberta

Mr. Bell is currently President, Chief Executive Officer and a Director of Founders Advantage Capital Corp. (a TSX Venture Exchange listed investment company) and serves as a Director of Paramount Resources Ltd. (a TSX listed energy company). Prior thereto, Mr. Bell was General Counsel for Olympia Financial Group Inc. (a TSX listed financial services company) and its wholly-owned subsidiary Olympia Trust Company (a non-deposit taking trust company), and had practiced securities and corporate commercial law as a partner at an international law firm until December 31, 2009. Mr. Bell has acted as legal counsel in connection with various commercial transactions as well as general securities and corporate finance matters. He serves on Paramount’s audit committee and is Chairman of Paramount’s compensation committee. Mr. Bell graduated from the University of Saskatchewan with a Bachelor of Laws degree in 1999. He completed the Canadian Securities Course in January 2014 and the Partners, Directors and Senior Officers course in February 2014.

Independent
Other Public Board Directorships and Committees
Founders Advantage Capital Corp., Paramount Resources Ltd.

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	NIL	$ NIL
	DSGs	NIL	$ NIL
	Total:	NIL	$ NIL

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R. SCOTT GAHN Age 56 Houston, Texas Director since: December 2013	Mr. Gahn, was appointed as the president and chief executive officer of Just Energy on August 2, 2019 and was formerly Executive Vice President and Chief Operating Officer of Just Energy until June 2011. Mr. Gahn was appointed to the board on December 17, 2013. Mr. Gahn is also currently Chairman of Modern System Concepts, Inc., a Houston-based life-safety and security firm. Mr. Gahn has a long history in the deregulated energy industry having served on the Texas ERCOT board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for 28 years. He was one of the founding shareholders and Chief Executive Officer of Just Energy Texas L. P. which was purchased by Just Energy in 2007, and in that capacity was responsible for North American Wholesale energy supply operations and business developments.

Not Independent
	Voting Results			Board and Committee Memberships* Attendance
	Year	For	Withheld	Board of Directors
	2019	98.8	1.2%	Audit
	2018	94.2%	5.8%	Risk (Former Chair)
				Compensation, Human Resources
				Environmental and Health and Safety
				Special Committee
				Overall Attendance

	Other Public Board Directorships and Committees
	None

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	12,000	$8,520
	DSGs	24,730	$17,558
	Total:	36,730	$26,078

ANTHONY HORTON Age 59 Colleyville, Texas

Mr. Horton is currently CEO of AR Horton Advisors. He also serves as an independent director for Neiman Marcus’ Mariposa Holdings, Travelport, Seadrill Partners, Arena Energy, and Chairman of NanoLumens. Also, he has served on the board of directors and committees of companies involved in turnarounds and restructuring matters. Mr. Horton has more than 25 years of energy and technology experience and was Executive Vice President and Chief Financial Officer at Energy Future Holdings and Senior Director of Corporate and Public Policy at TXU Energy. Mr. Horton holds a Masters of Professional Accounting and Finance from the University of Texas at Dallas/Arlington and a BBA in Economics and Management from the University of Texas at Arlington. He is a Certified Public Accountant, Chartered Financial Analyst, Certified Management Accountant and Certified Financial Manager.

Not Independent
Other Public Board Directorships and Committees
Seadrill Partners LLC

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	NIL	$ NIL
	DSGs	NIL	$ NIL
	Total:	NIL	$ NIL

STEPHEN MURRAY Age 60 Houston, Texas	Mr. Murray was President and CEO of Primus Green Energy. Mr. Murray was previously President of Avangard Innovative and Executive Director of Conway MacKenzie. He was also the Chief Operating Officer of Direct Energy and President of Direct Energy Residential, where he led the successful turnaround of the largest deregulated energy company in North America. Mr. Murray has successfully executed 7 turnarounds in the last 15 years in industries ranging from retail energy to steel to chemicals to upstream and recycling. Mr. Murray holds a first-class honors degree in Chemistry from Edinburgh University

Independent	Other Public Board Directorships and Committees
None.

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	NIL	$ NIL
	DSGs	NIL	$ NIL
	Total:	NIL	$ NIL

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M. DALLAS H. ROSS Age 63 Vancouver, B.C. Director since: June 2017	Mr. Ross is a General Partner and Founder of Kinetic Capital Partners in Vancouver, BC whose equity capital and strategic attention is focused on controlling positions in several private companies in the United States with substantial value creation underway. Mr. Ross is Chair or Senior Director of those private companies. Mr. Ross currently also serves on public company boards: he is Chair of Rogers Sugar; Director of Westshore Terminals; and a Director of Canfor Corporation. Previously he was a Director of Catalyst Paper and was brought in to assist with its financial restructuring as Chair of its Strategic Alternatives Committee; and previously was a Director of Futureshop.com. Mr. Ross was on the Board, and was the Chair of the Campus Task Force and was on the Executive Committee of Crofton House School during its substantial campus rebuild. Prior to Kinetic Capital Partners, Mr. Ross was Managing Director Investment Banking in Vancouver and Managing Director Mergers and Acquisitions in Toronto with ScotiaMcLeod. Before that Mr. Ross had qualified as a Chartered Accountant.

Independent	Voting Results			Board and Committee Memberships Attendance
	Year	For	Withheld	Board of Directors
	2019	91.1%	8.9%	Audit
	2018	93.8%	6.2%	Risk
				Compensation, Human Resources
				Environmental and Health and
				Safety (Chair)
				Nominating and Corporate Governance
				Special (Chair)
		`		Overall Attendance
	Other Public Board Directorships and Committees
	Rogers Sugar Ltd. (Chair of the Board; Chair of Strategic Initiatives Committee; Chair of HR Committee)
	Canfor Corporation (Director)
	Westshore Terminals Investment Corporation (Director; Chief Financial Officer)

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	100,000	$71,000
	RSGs/PBGs	31,718	$22,520
	Total:	113,774	$93,500

STEPHEN SCHAEFER Age 56 Jupiter, Florida	Mr. Schaefer has over three decades of experience as an executive, private equity partner and Board member in the financial services and energy industries. Mr. Schaefer currently serves as a member of the board of directors of Element Markets, LLC, HB2Inc., GenOn Holdings, and TexGen Power, LLC, where he is Chair of the board. Mr. Schaefer retired as a Partner from Riverstone Holdings in August 2015. While at Riverstone, he served on two of its investment committees and was primarily responsible for conventional power and renewable energy investments. Prior to joining Riverstone, Mr. Schaefer was a Managing Director with Huron Consulting Group, where he founded and headed its Energy Practice with a focus on restructuring. From 1998 to 2003, Mr. Schaefer was Managing Director and Vice President with Duke Energy North America. Mr. Schaefer is a Chartered Financial Analyst and received his B.S., magna cum laude, in Finance and Accounting from Northeastern University in 1987.

Independent	Other Public Board Directorships and Committees
None

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	NIL	$ NIL
	DSGs	NIL	$ NIL
	Total:	NIL	$ NIL

MARCIE Z. ZLOTNIK Age 58 Houston, Texas	Ms. Zlotnik was the co-founder and Chairman of the Board of StarTex Power, until its sale to Constellation Energy in 2011, and earlier she was co-founder, President, Principal Accounting Officer and a member of the Board of Gexa Energy. Ms. Zlotnik also served on the Board of Crius Energy, one of the largest independent energy retailers in the United States. Zlotnik currently chairs the Business Advisory Board at the University of Texas, McCombs School of Business, is on the Executive Committee of the Sugar Land Skeeters Foundation and the advisory boards of the Gulf Coast Power Association (GCPA) and its emPOWERing Women Program. She was an elected member of the Texas ERCOT board, served as a Board Member of TEXALTEL, the association of Texas telecommunication providers, and was a co-founder and Board Member of Texas Energy Association of Marketers (TEAM). Ms. Zlotnik is the 2018 recipient of the GCPA Pat Wood Power Star, in recognition of her significant contributions towards the advancement of competitive energy markets in Texas, the inaugural recipient of the GCPA empowerment Award and was inducted into the University of Texas at Austin McCombs School of Business Hall of Fame in 2015. Ms. Zlotnik earned a Bachelor of Business Administration in Accounting from the University of Texas at Austin.
Independent
Other Public Board Directorships and Committees
None

	Securities Held as at March 31, 2020(1)		Value as at March 31, 2020(2)
	Common Shares	NIL	$ NIL
	DSGs	NIL	$ NIL
	Total:	NIL	$ NIL

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Notes:

(1)	Pursuant to the Directors Compensation Plan, Mr. Bell, Mr. Morton, Mr. Murray, Mr. Shaefer and Ms. Zlotnik each have until August 2025 to meet the ownership requirements for directors. Due to recent price declines, Mr. Ross and Mr. Gahn both do not currently meet the ownership requirements for directors. Following completion of the Recapitalization Transaction, the Corporation anticipates that the New Board will review Mr. Ross and Mr. Gahn’s share ownership in light of the ownership requirements for directors and will consider a timeline for Mr. Ross and Mr. Gahn to meet such requirements,
(2)	Based on the closing price of $0.71 as of March 31, 2020 of the Common Shares listed on the TSX.

Required Approvals for the Arrangement

The Arrangement requires approval by the Court and may be subject to approvals under the Competition Act (Canada).

Prior to the mailing of this Proxy Circular, Just Energy obtained the Interim Order providing for the calling and holding of the Senior Unsecured Debtholders’ Meeting, the Convertible Debentureholders’ Meeting and the Shareholders’ Meeting, and other procedural matters. A copy of the Interim Order is attached hereto as Appendix I. The Notice of Application for the Final Order is attached hereto as Appendix H and forms part of this Proxy Circular.

The hearing in respect of the Final Order is currently scheduled to take place at 330 University Avenue, Toronto, Ontario at 10:00 a.m. (Toronto time) on September 2, 2020 (or at such other time or by such other means as directed by the Court). Pursuant to the Interim Order and subject to any further order of the Court, the only persons entitled to appear and be heard at such hearing shall be the Applicants, the CBCA Director, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Shareholders and any person who served on the solicitors for the Applicants a Notice of Appearance no less than seven (7) days before the hearing in accordance with the Interim Order and the Rules of Civil Procedure, as well as their respective legal counsel.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement and the approval of: (i) the Senior Unsecured Debtholders’ Arrangement Resolution by the Senior Unsecured Debtholders at the Senior Unsecured Debtholders’ Meeting; (ii) the Convertible Debentureholders’ Arrangement Resolution by the Convertible Debentureholders at the Convertible Debentureholders’ Meeting; and (iii) the Shareholders’ Arrangement Resolution by the Shareholders at the Shareholders’ Meeting. Pursuant to the Interim Order, Just Energy may seek the Final Order even if the Shareholders’ Arrangement Resolution is not approved by the Shareholders at the Shareholders’ Meeting.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Just Energy has advised the Court that the all of the securities to be issued pursuant to the Arrangement other than the Offered Shares issuable pursuant to the New Equity Subscription Offering will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement. The Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of: all of the securities to be issued pursuant to the Plan other than the Offered Shares issuable pursuant to the New Equity Subscription Offering. In order to rely on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof, the Court must determine, prior to approving the Final Order, that the terms and conditions of the conversion and exchange (as the case may be) of such securities is fair to the holders of such securities. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.

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The Offered Shares issuable pursuant to the New Equity Subscription Offering, other than those issuable to the Initial Backstoppers or any Additional Backstoppers, in their capacity as such, will be registered under the 1933 Act pursuant to a registration statement on Form F-7 under the 1933 Act.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (i) the various documents necessary to consummate the Recapitalization Transaction will be executed and delivered; (ii) Articles of Arrangement will be filed with the CBCA Director to give effect to the Plan; and (iii) the transactions provided for in the Plan and the Recapitalization Transaction will occur in the order indicated. See “Conditions Precedent to the Implementation of the Plan”. The Recapitalization Transaction is also subject to the approval of the TSX. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Stock Exchange Listing”.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained. Subject to the satisfaction or waiver of applicable conditions, the Recapitalization Transaction is expected to be completed by September 30, 2020.

Certain U.S. Securities Law Matters

It is intended that the Arrangement shall be carried out such that the issuance and distribution of securities under the Plan, other than the Offered Shares issuable pursuant to the New Equity Subscription Offering, will qualify for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) and corresponding exemptions under applicable state securities laws. In order to ensure the availability of the Section 3(a)(10) exemption, the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention to rely on the Section 3(a)(10) exemption prior to the Court hearing at which the Final Order will be sought;
(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement;
(d)	the Final Order will contain a finding that the Arrangement is fair to the holders of all securities of Just Energy being exchanged for other securities of Just Energy pursuant to the terms of the Arrangement;
(e)	the Final Order shall include a statement in the preamble to substantially the following effect:

“This Order is granted by the Court upon being advised that the Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of the securities of the Corporation that are being issued pursuant to the Plan of Arrangement in exchange for outstanding securities of the Corporation.”;

(f)	each holder of outstanding securities of the Corporation being exchanged for other securities of the Corporation pursuant to the Arrangement will be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right;
(g)	there will be no improper impediments to the appearance by the holder of any securities of the Corporation being exchanged for other securities pursuant to the Arrangement at the Court hearing; and
(h)	the Interim Order specified that holders of outstanding securities of the Corporation will have the right to appear before the Court at the hearing on the Final Order so long as such holder files and delivers a Notice of Appearance and satisfies the other requirements of the Court as provided in the Interim Order or otherwise.

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TSX Matters

Pursuant to the Recapitalization Transaction, following the Common Share Consolidation and in accordance with the Plan, a total of:

(a)	821,959 Common Shares will be issued to Senior Unsecured Debtholders in exchange for a portion of their Senior Unsecured Debtholder Claims;
(b)	9,339,379 Common Shares will be issued to Convertible Debentureholders in exchange for their Convertible Debentureholder Claims;
(c)	1,556,563 Common Shares will be issued to Existing Preferred Shareholders in exchange for their Preferred Shares; and
(d)	29,312,530 Common Shares will be issued to the Participating Securityholders and the Backstoppers in connection with the New Equity Subscription Offering, excluding the Backstop Commitment Fee Shares and Backstop Funding Fee Shares.

The Offered Shares will be issued for approximately $0.10 per Common Share on a pre-Common Share Consolidation basis, representing an approximate 86% discount to the closing price of the Common Shares on the TSX of $0.76 per share prior to the announcement of the Recapitalization Transaction. The gross proceeds of the New Equity Subscription Offering are expected to be $100 million.

As of July 13, 2020, on a pre-consolidation basis the Corporation had 151,640,574 issued and outstanding Common Shares. The Recapitalization Transaction would increase the currently issued and outstanding Common Shares equivalent to 543,398,854 Common Shares pre-Common Share Consolidation and pre-New Equity Subscription, representing an increase of 258%.

After completion of the Recapitalization Transaction and assuming full exercise of the Backstop Commitment by the Initial Backstoppers, it is anticipated that the principal Shareholders will be LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP, which would collectively own approximately 56% of the outstanding Common Shares.

By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Common Shares pursuant to the Plan, including the New Equity Subscription Offering, the Additional Subscription Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which collectively: (i) may “materially affect control” of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price and (iii) provides for the issuance of Common Shares at a price that is lower than the discount to the market price permitted by the TSX. Such approvals are required under the TSX Company Manual. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Initial Backstoppers do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.

Furthermore, in accordance with the policies of the TSX, a simple majority of votes cast by Common Shareholders present in person or represented by proxy at the Annual Meeting and entitled to vote on the TSX MIP Resolution must approve such resolution.

Procedures

Registered Shareholders

A Letter of Transmittal for Registered Shareholders accompanies this Proxy Circular. If the Arrangement is completed, Registered Shareholders must properly complete, execute and return the Letter of Transmittal, together with the certificate(s) representing their Common Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Transfer Agent at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Consolidation Agent in order to receive Common Shares. Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution as defined and set out in the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or securities transfer power of attorney guaranteed by the eligible institution. All questions as to form, validity and acceptance of any Common Shares deposited pursuant to the Common Share Consolidation will be determined by Just Energy in its sole discretion. Registered Shareholders depositing Common Shares agree that such determination shall be final and binding.

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Just Energy reserves the absolute right to reject any and all deposits which Just Energy determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Just Energy reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares. There shall be no duty or obligation on Just Energy, the Transfer Agent or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice. Just Energy reserves the right to permit the procedure for the exchange of Common Shares pursuant to the Common Share Consolidation to be completed other than that as set out above. Unless otherwise directed in the Letter of Transmittal, the Common Shares to be issued in exchange for the pre-Common Share Consolidation Common Shares will be issued in DRS form in the name of the registered holder of the Common Shares so deposited.

If the Arrangement is completed, certificates formerly representing Common Shares on a pre-Common Share Consolidation basis will represent Common Shares on a post-consolidation basis prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal.

Registered Shareholders who do not forward to the Transfer Agent properly completed Letters of Transmittal (together with a certificate or certificates representing their Common Shares and all other required documents) will not receive the certificates representing the Common Shares which they are otherwise entitled and also will not be recorded on the registers of Common Shares until proper delivery is made.

Where a certificate representing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Transfer Agent in accordance with instructions in the Letter of Transmittal.

Any use of the mail to transmit a certificate representing Common Shares and a related Letter of Transmittal is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If required approvals of the Arrangement are not obtained, or if the Recapitalization Transaction is not otherwise completed, the certificates representing Common Shares received by the Consolidation Agent will be returned to the appropriate Shareholders.

Non-Registered Shareholders

Shareholders who hold their interests in Common Shares through CDS or DTC will receive their Common Shares through the facilities of CDS or DTC, as applicable. Delivery of Common Shares will be made through the facilities of CDS and DTC to CDS and DTC participants, as applicable, who in turn will deliver Common Shares to the beneficial holders thereof pursuant to standing instructions and customary practices.

Non-Registered Shareholders should contact that Intermediary for instructions and assistance in providing details of registration and delivery of Common Shares.

Term Loan Debtholders

Pursuant to the Interim Order, Term Loan Debtholders are required to submit to the Term Loan Agent, at or prior to the Voting Deadline, or such earlier deadline as the Term Loan Agent may advise, their duly completed Senior Unsecured Debtholder Proxy (or provide such other documentation or take such other action as the Term Loan Agent may customarily request for purposes of obtaining voting instructions). In order to facilitate this process, from and after the Record Date, the Term Loan Agent will not record transfers of the Obligations under the Term Loan Agreement.

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Surrender and Cancellation of Convertible Debentures and $150 Million Convertible Bonds

The Convertible Debentures are held by the $100 Million Debenture Trustee and the $160 Million Debenture Trustee, in each case as custodian for CDS (or its nominee) (as sole registered holder of the Convertible Debentures on behalf of the Convertible Debentureholders). On the Effective Date, CDS shall surrender, or cause the surrender of, the certificate(s) representing the Convertible Debentures to the $100 Million Debenture Trustee or $160 Million Debenture Trustee, as applicable, for cancellation in exchange for the consideration payable to Convertible Debentureholders pursuant to the Plan.

On the Effective Date, the $150 Million Convertible Bondholders shall surrender, or cause the surrender of, the $150 Million Convertible Bonds to the Corporation in exchange for the consideration payable to the $150 Million Convertible Bondholders pursuant to the Plan.

Issuances, Distributions and Payments to Debtholders and Existing Preferred Shareholders

The issuances, distributions and payments to Debtholders and Existing Preferred Shareholders contemplated in the Plan will be made as follows:

(a)	The delivery of the New Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to the Plan shall be made in accordance with standing procedures in place with the Term Loan Agent, and a register of holders of the New Term Loans will be maintained by the Term Loan Agent. Each Senior Unsecured Debtholder receiving New Term Loans shall be deemed to be a party to the Amended & Restated Term Loan Agreement as a lender thereunder. In the event that a Senior Unsecured Debtholder has not delivered its New Term Loan Lender Information to the Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such Senior Unsecured Debtholder’s New Term Loans shall be held by the Term Loan Agent until such time as the Senior Unsecured Debtholder provides its New Term Loan Lender Information.
(b)	On the Effective Date:
(i)	all New Common Shares issued in connection with the Plan shall be deemed to be duly authorized, validly issued, fully paid and non-assessable; and
(ii)	Just Energy shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all New Common Shares, to be distributed under the Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares to be distributed under the Plan to be distributed by no later than the second Business Day following the Effective Date.

The delivery of New Common Shares to be distributed under the Plan will be made either (i) through the facilities of CDS, DTC, Euroclear and Clearstream to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, DTC, Euroclear and Clearstream as applicable, or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Just Energy’s records which will be maintained by the Transfer Agent.

(c)	Each Eligible Securityholder as of the Record Date shall have the right, but not the obligation, to elect irrevocably to participate in the New Equity Subscription Offering and to subscribe for and purchase its Securityholder Subscription Share Percentage of the applicable Equity Allocation by (and subject to) returning a duly executed Offered Shares Participation Form (or other acceptable form of instruction) together with such Eligible Securityholder’s Subscription Amount pursuant to the procedures established by Just Energy and communicated to Eligible Securityholders in this Proxy Circular and in the Offered Shares Participation Form. Any Offered Shares Participation Form (or other acceptable form of instruction) received after the Participation Deadline or not accompanied by such Eligible Securityholder’s Subscription Amount will be invalid and not effective and shall be disregarded for all purposes of the Plan. Submission of an Offered Shares Participation Form (or other acceptable form of instruction) in accordance with the terms thereof and acceptance thereof by Just Energy, shall constitute an irrevocable subscription by the applicable Participating Securityholder for and a commitment by the applicable Participating Securityholder to participate in the New Equity Subscription Offering by purchasing up to its Securityholder Subscription Share Percentage of the applicable Equity Allocation. Participating Securityholders that are Existing Preferred Shareholders that wish to participate with respect to their Preferred Shares in the New Equity Subscription Offering will be required to represent that they held the Preferred Shares in respect of which they are participating in the New Equity Subscription Offering at the Record Date and covenant to hold all such Preferred Shares in respect of which they are participating in the New Equity Subscription Offering until the Effective Date.
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(d)	None of the Just Energy Entities, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from (i) the Term Loan Agent, (ii) the Trustees, (iii) DTC, (iv) CDS, (v) Euroclear, (vi) Clearstream or (vii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Just Energy Entities pursuant to the Plan.
(e)	None of the Trustees or the Term Loan Agent shall incur, and each is hereby released and exculpated from, any liability as a result of carrying out any provisions of the Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part. For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities and exculpations, and any other applicable law or rules protecting any of the Trustees and the Term Loan Agent from liability. On the Effective Date after the completion of the transactions set forth in Section 4.4 of the Plan, all duties and responsibilities of the Trustees and the Term Loan Agent arising under or related to the Debt Documents, as applicable, shall be discharged except to the extent required in order to effect the Plan.

Strict compliance with the requirements set forth under “Description of the Recapitalization Transaction – Procedures” concerning, among other things, the deposit and delivery of Common Shares will be necessary.

A notice of the Interim Order and the Recapitalization Transaction will be published in the Globe and Mail (National Edition) and the Wall Street Journal in accordance with the Interim Order.

The New Equity Subscription Offering

Overview

Holders of record of the term loan under the Term Loan Agreement, $150 Million Convertible Bonds, Subordinated Convertible Debentures, Preferred Shares and Common Shares as of 5:00 p.m. (Toronto time) on July 23, 2020 will be entitled to participate in the New Equity Subscription Offering.

The New Equity Subscription Offering granted to each Eligible Securityholder as of the Record Date is non-transferrable and there will be no listed market for the New Equity Subscription Offering. The Offered Shares issuable pursuant to the New Equity Subscription Offering will be freely tradeable and the Corporation will apply to list these shares on both the Toronto Stock Exchange and the New York Stock Exchange (other than any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers (as defined below) in their capacity as such in the United States, which will subject to U.S. resale restrictions).

Completion of the issuance of Offered Shares pursuant to the New Equity Subscription Offering is conditional on the completion of the Plan. The number of Offered Shares made available for purchase by stakeholders is set out below:

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			New Equity Subscription Offering
Existing Instrument	Unit of Measure	New Common Shares Received in Exchange for Unit of Measure of Existing Instrument	New Common Shares Available for Subscription	Aggregate Purchase Price to Purchase Full Subscription
		(# of Shares)	(# of Shares)	(C$)
Term Loan Agreement	Per US$1,000	3.801847	6.831439	$23.31
$150 Million Convertible Bonds	Per US$1,000	3.801847	6.831439	$ 23.31
Convertible Debentures	Per C $1,000	35.920689	64.544948	$ 220.23
Preferred Shares	Per 100 Preferred Shares	33.387132	59.992466	$ 204.69
Common Shares	Per 100 Common Shares	3.030303	5.445072	$ 18.58

The subscription deadline is 5:00 p.m. (Toronto time) on August 28, 2020. Following completion of the Recapitalization Transaction, the New Equity Subscription Offering and the issuance of the Backstop Commitment Fee Shares and Backstop Funding Fee Shares, approximately 46.6 million Common Shares will be issued and outstanding, assuming no Additional Subscription Shares are issued to the Backstoppers.

Following completion of the New Equity Subscription Offering, the Corporation expects that the Common Shares will be allocated as follows (each of the following percentages are approximations):

Existing Instrument	Pre-New Equity Subscription Offering Allocation of Common Shares	Post-New Equity Subscription Offering Allocation of Common Shares(2) (assuming full exercise)(3)(4)	Post-New Equity Subscription Offering Allocation of Common Shares(2) (assuming full backstop)(3)
Term Loan Agreement and $150 Million Convertible Bonds	5.0%	4.9%(5)	1.8%(5)
Convertible Debentures	56.7%	56.0%	20.0%
Preferred Shares	9.5%	9.3%	3.3%
Common Shares(1)	28.8%	27.9%	10.2%

(1) Includes securities in employee equity plans

(2) Includes Backstop Commitment Fee Shares and Backstop Funding Fee Shares representing approximately 0.8% and 1.0% of post-New Equity Subscription Offering allocation of Common Shares, respectively.

(3) Assumes no Additional Backstoppers and C$100 million aggregate Backstop Commitment.

(4) Excludes any Additional Subscription Shares.

(5) Excludes any Common Shares received by the Initial Backstoppers in connection with fulfilling their Backstop Commitment.

Backstop

The Initial Backstoppers have entered into a US$73 million Backstop Commitment (equivalent to C$100 million at an exchange rate of US$0.73 per C$1.00). The Backstop Commitment Fee shall be payable to the Initial Backstoppers in cash in immediately available funds; provided, however, that, pursuant to the Plan, the Backstop Commitment Fee shall be irrevocably applied on the Effective Date by the Initial Backstoppers to purchase the Backstop Commitment Fee Shares and each Initial Backstopper shall receive its Backstop Percentage of the Backstop Commitment Fee Shares. Accordingly, the Initial Backstoppers will receive 367,040 Common Shares (after the issuance of Offered Shares under the New Equity Subscription Offering pursuant to the Plan has closed) as a Backstop Commitment Fee.

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The Corporation had the right to assign all, but not less than all, of the rights and obligations of the Initial Backstoppers under the Backstop Commitment Letter on or prior to July 18, 2020 if additional backstoppers were identified for at least C$100 million on terms that are superior to the Initial Backstop Commitment. No additional backstoppers were identified that were willing to provide at least C$100 million on terms that are superior to the Initial Backstop Commitment.

Under terms of Backstop Commitment Letter, the Corporation may assign up to C$50 million of the Commitments of the Initial Backstoppers by July 23, 2020 to one or more additional backstoppers (the “Additional Backstoppers”).

A Backstop Funding Fee of 489,386 Common Shares (after the issuance of Offered Shares under the New Equity Subscription Offering pursuant to the Plan has closed) will be provided on a pro rata basis to the Initial Backstoppers and Additional Backstoppers in proportion to their Backstop Commitments.

The Backstop Commitments are subject to a minimum amount of Common Shares being sold to the Backstoppers at the Subscription Price. If that minimum threshold (US$20.35 million) is not achieved, the Corporation shall issue additional Common Shares, to be purchased at the Subscription Price, to fulfill the remaining minimum obligation. Accordingly, assuming the New Equity Subscription Offering is subscribed for in full by Participating Securityholders, the Backstoppers will own approximately 15% of the Common Shares outstanding following completion of the New Equity Subscription Offering and the issuance of the Additional Subscription Shares, in addition to any other Common Shares acquired by the Backstoppers pursuant to the Plan.

Participation Details

Each Eligible Securityholder as of the Record Date shall have the right, but not the obligation, to irrevocably elect to participate in the New Equity Subscription Offering and to subscribe for and purchase its Securityholder Subscription Share Percentage of the applicable Equity Allocation by (and subject to) returning a duly executed Offered Shares Participation Form (or other acceptable form of instruction) in accordance with the instructions set forth therein accompanied by such Participating Securityholder’s aggregate Subscription Amount. Participating Securityholders that are Existing Preferred Shareholders that wish to participate with respect to their Preferred Shares in the New Equity Subscription Offering will be required to represent that they held the Preferred Shares in respect of which they are participating in the New Equity Subscription Offering at the Record Date and covenant to hold all such Preferred Shares in respect of which they are participating in the New Equity Subscription Offering until the Effective Date.

Submission of an Offered Shares Participation Form (or other acceptable form of instruction) in accordance with the terms thereof and the Plan and acceptance thereof by Just Energy shall constitute an irrevocable subscription by the applicable Eligible Securityholder for and a commitment by the applicable Participating Securityholder to participate in the New Equity Subscription Offering by purchasing up to its Securityholder Subscription Share Percentage of the applicable Equity Allocation.

Registered securityholders who wish to participate in the New Equity Subscription Offering will be required to duly execute and submit an Offered Shares Participation Form accompanied by such Participating Securityholder’s aggregate subscription price before the Participation Deadline in accordance with the instructions set out in the Offered Shares Participation Form. Any Offered Shares Participation Form (or other acceptable form of instruction) received after the Participation Deadline or that have not been accompanied by such Participating Securityholder’s aggregate subscription price will be invalid and not effective and shall be disregarded for all purposes of the Plan. Beneficial securityholders who wish to participate in the New Equity Subscription Offering must arrange to participate through their Intermediary on or before the Participation Deadline or such earlier time as required by the Intermediary.

Participating Securityholders that are Existing Preferred Shareholders that wish to participate with respect to their Preferred Shares in the New Equity Subscription Offering will be required to represent that they held the Preferred Shares in respect of which they are participating in the New Equity Subscription Offering at the Record Date and covenant to hold all such Preferred Shares in respect of which they are participating in the New Equity Subscription Offering until the Effective Date.

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Pursuant to the Plan, Just Energy shall issue to each Participating Securityholder (or to their designated nominee), in consideration for such Participating Securityholder’s Subscription Amount, the number of Allotted Offered Shares in respect of the Participating Securityholder and such Allotted Offered Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.

Registered securityholders who wish to participate in the New Equity Subscription Offering will be required to forward, in immediately available C$ denominated funds by bank draft, money order or such other form of payment acceptable to the Escrow Agent, their Subscription Amount on or prior to the Participation Deadline to the Escrow Agent. Intermediaries representing beneficial securityholders who wish to participate in the New Equity Subscription Offering will be required to forward, in immediately available C$ denominated funds, an aggregate amount representing the Subscription Amounts in respect of such beneficial securityholders to CDS, DTC, Euroclear or Clearstream, as applicable, pursuant to their standing instructions and customary practices and on or prior to the Participation Deadline, who will in turn deliver such amounts to the Escrow Agent.

Additional information regarding the requirements and procedures for participating in the New Equity Subscription Offering is included in the Offered Shares Participation Form (or, in the case of certain beneficial securityholders, a letter from the Corporation in lieu thereof).

U.S. Securities Laws

The Offered Shares issuable pursuant to the New Equity Subscription Offering (other than any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers in their capacity as such) will be registered under the 1933 Act pursuant to a registration statement on Form F-7 filed by the Corporation with the U.S. Securities and Exchange Commission.

Any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers in their capacity as such pursuant to the New Equity Subscription Offering will either be issued outside the United States in accordance with Regulation S under the 1933 Act, or will be issued in the United States and to U.S. persons (within the meaning of Regulation S) pursuant to exemptions from the registration requirements of the 1933 Act and applicable state securities laws, and will be subject to U.S. resale restrictions.

Non-Canadian and Non-U.S. Purchasers

By participating in the New Equity Subscription Offering, each Participating Securityholder that is located or resident outside of Canada or the United States and that wishes to participate in the New Equity Subscription Offering is deemed to have represented to the Corporation and its agents and representatives that it is entitled to participate in the New Equity Subscription Offering in accordance with the Laws of such jurisdiction without obliging the Corporation to register or qualify for distribution the Offered Shares, or file a prospectus, registration statement or other similar disclosure document, cause the Corporation to become a reporting issuer, registrant or equivalent entity in any jurisdiction or to make any other filings that the Corporation is not already obligated to make, and to have agreed with the Corporation that its right to participate in the New Equity Subscription Offering is conditional on demonstrating to the Corporation, and providing evidence satisfactory to the Corporation (which evidence may include an opinion of counsel of recognized standing in that jurisdiction to the effect of the matters set forth above), that it is qualified to participate in the New Equity Offering in accordance with the laws of its jurisdiction of residence.

Arrangement Steps

Pursuant to the Plan, commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in the Plan (or in such other manner or order or at such other time or times as the Applicants may determine in accordance with the Support Agreement and the Backstop Commitment Letter), without any further act or formality required on the part of any Person, except as may be expressly provided in the Plan:

(a)	The New Equity Subscription Offering Rights afforded to the Convertible Debentureholders and Senior Unsecured Debtholders that are Eligible Securityholders shall be deemed to have been issued on July 23, 2020 as a partial repayment of the principal amount outstanding thereunder in the amount of the Offering Right Value of such New Equity Subscription Offering Rights; provided, however, that such repayment shall not be considered for the purposes of calculating a Senior Unsecured Debtholder Pro Rata Share, Convertible Debentureholder Pro Rata Share or Securityholder Subscription Share Percentage.
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(b)	All Affected Equity shall be terminated and cancelled for no consideration.
(c)	The Common Share Consolidation shall be completed. Any fractional interests in the consolidated Existing Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA, immediately following the completion of the Common Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation.
(d)	Just Energy shall pay all accrued and unpaid interest on the $100 Million Convertible Debentures as of June 30, 2020 and any other accrued and unpaid interest in respect of the Convertible Debentures shall be forgiven, settled and extinguished for no consideration.
(e)	Just Energy shall issue to each Term Loan Debtholder, pursuant to the Term Loan Agreement and as evidence of amounts owing thereunder immediately prior to the Effective Time, promissory notes with an aggregate principal amount of US$197.1 million (the “Series 1 Notes”) and promissory notes with an aggregate principal amount in U.S. dollars equal to the amount by which the amount then owing under the Term Loan Agreement exceeds the principal amount of the Series 1 Notes (the “Series 2 Notes”). The Series 1 Notes and the Series 2 Notes shall be issued to each Term Loan Debtholder in an amount based on such Term Loan Debtholder’s pro rata share of the Obligations under the Term Loan Agreement.
(f)	The terms and conditions of the Series 1 Notes shall be amended to confer a right on the holders thereof to exchange such Series 1 Notes for promissory notes or other evidence of U.S. dollar indebtedness of the same principal amount issuable under the Amended & Restated Term Loan Agreement pursuant to the terms of the Plan.
(g)	In exchange for, and in full and final settlement of, the Existing Preferred Shares, Just Energy shall deliver to each (i) Holding Preferred Shareholder, in its capacity as such, its applicable New Equity Subscription Offering Rights with respect to those Preferred Shares held from the Record Date through to the Effective Date; and (ii) Existing Preferred Shareholder, its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares. The Existing Preferred Shares shall thereafter be terminated and cancelled, and shall be deemed to be terminated and cancelled.
(h)	The following shall occur concurrently with the steps set forth in (g) above and (i) below:
(i)	holders of the Series 1 Notes that have previously filed a written notice with Just Energy to exercise the right referred to in (f) above shall be deemed to have exercised the right referred to in (f) above to exchange the Series 1 Notes held by such holders for promissory notes or other evidence of indebtedness with the same U.S. dollar principal amount issued to such holders under the Amended & Restated Term Loan Agreement, in accordance with and subject to the terms of the Amended & Restated Term Loan Agreement, and such exchange of the Series 1 Notes shall be deemed to have occurred;
(ii)	holders of the Series 1 Notes other than such holders referred to in (h)(i) above are deemed to have exchanged such Series 1 Notes for New Term Loans with the same U.S. dollar principal amount;
(iii)	Just Energy, the Just Energy Entities (as applicable) and the Term Loan Agent shall enter into, and the Senior Unsecured Debtholders shall enter into or be deemed to enter into, the Amended & Restated Term Loan Agreement, the Amended & Restated Term Loan Documents and such additional documentation as may be agreed by Just Energy and the Term Loan Agent, each acting reasonably;
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(iv)	in exchange for, and in full and final settlement of, the Senior Unsecured Debt, including the Series 1 Notes and Series 2 Notes, Just Energy shall deliver to each Senior Unsecured Debtholder (A) its Senior Unsecured Debtholder Pro Rata Share of the New Term Loans (together with the promissory notes or other evidence of indebtedness with respect to the Term Loan Debtholders, in respect of the Series 1 Notes and in satisfaction of the exercise of the right referred to in (f) above) and (B) the Senior Unsecured Debtholder Exchange Shares (with respect to the Term Loan Debtholders, in respect of the Series 2 Notes), and Just Energy shall add an amount equal to the aggregate fair market value of the Senior Unsecured Debtholder Exchange Shares on the Effective Date to the stated capital for the Common Shares in respect of the issuance of the Senior Unsecured Debtholder Exchange Shares. Consequently, the Senior Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Debtholders shall have no further right, title or interest in and to the Senior Unsecured Debt or the Senior Unsecured Debtholder Claims; and
(v)	the Senior Unsecured Debt, the Senior Unsecured Debt Documents, and the Series 1 Notes and Series 2 Notes shall be cancelled, provided that the Senior Unsecured Debt Documents shall remain in effect solely to allow the Term Loan Agent and the $150 Million Bond Trustee to make the distributions set forth in the Plan.
(i)	The following shall occur concurrently with steps set forth in (g) and (h) above:
(i)	in exchange for, and in full and final settlement of, the Convertible Debentures, Just Energy shall deliver to each Convertible Debentureholder its Convertible Debentureholder Pro Rata Share of the Convertible Debenture Exchange Shares, and Just Energy shall add an amount equal to the aggregate of the fair market value of the Convertible Debenture Exchange Shares to the stated capital for the Common Shares in respect of the issuance of the Convertible Debenture Exchange Shares;
(ii)	the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or the Convertible Debentureholder Claims; and
(iii)	the Convertible Debentures and the Convertible Debenture Documents shall be cancelled, provided that the Convertible Debenture Documents shall remain in effect solely to allow the applicable Trustees to make the distributions set forth in the Plan.
(j)	Just Energy shall become entitled to the total amount of funds deposited in escrow with the Escrow Agent in connection with the New Equity Subscription Offering and the Backstop Commitment Letter, and the Escrow Agent shall be deemed instructed to release to Just Energy the funds held by it in escrow in respect of the Subscription Amount of the Offered Shares subscribed for or purchased pursuant to the New Equity Subscription Offering and the Backstop Commitment Letter.
(k)	Pursuant to the New Equity Subscription Offering, Just Energy shall issue to each Participating Securityholder (or to their designated nominee), in consideration for such Participating Securityholder’s Subscription Amount, the applicable number of Offered Shares that were validly subscribed for in the related Offered Shares Participation Form (or other acceptable form of instruction) and such Offered Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.
(l)	Just Energy shall issue to the Backstoppers the Backstopped Shares and/or the Additional Subscription Shares, as applicable, in accordance with the Backstop Commitment Letter and such Backstopped Shares and/or Additional Subscription Shares, as applicable, shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.
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(m)	Just Energy shall pay the Backstop Commitment Fee and the Backstop Funding Fee in accordance with the Backstop Commitment Letter, which payments shall be directed to Just Energy in consideration for the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which shall be issued in accordance with the Backstop Commitment Letter, and such Backstop Commitment Fee Shares and Backstop Funding Fee Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.
(n)	The amount added to the stated capital for the Common Shares in respect of the share issuances in (k) to (m) above shall be equal to the cash received by Just Energy and in the case of U.S. dollar cash the amount added to the stated capital for the Common Shares shall be the Canadian dollar amount resulting from the conversion of such U.S. dollars to Canadian dollars based on the noon exchange rate, as quoted by Bloomberg, applicable on the Effective Date.
(o)	Just Energy shall pay in full in cash the outstanding reasonable and documented fees and expenses of the advisors to the Applicants and to the Term Loan Debtholders pursuant to the terms and conditions of the Support Agreement.
(p)	The releases referred to in Article 6 of the Plan shall become effective.
(q)	The board of directors of Just Energy immediately prior to the Effective Time shall be deemed to have resigned and the New Board shall be deemed to have been appointed and to have each consented to such appointment.
(r)	The Management Incentive Plan shall be deemed to be approved by the Existing Common Shareholders and those persons receiving New Common Shares pursuant to the Plan, provided, however, that the Management Incentive Plan is also subject to the further approval of the TSX MIP Resolution by Common Shareholders at the Annual Meeting.

Senior Revolving Credit Agreement

On July 8, 2020, Just Energy Ontario L.P. (the “Canadian Borrower”) and Just Energy (U.S.) Corp. (the “US Borrower” and together with the Canadian Borrower, the “Borrowers”) entered into the eighth amendment to the eighth amended and restated credit agreement (the “Eighth Amendment”). The Eighth Amendment, inter alia: (i) increased applicable interest rates payable by the Borrowers at each of the existing Total Debt to EBITDA thresholds; (ii) extended the existing maturity date from September 1, 2020 to December 1, 2020, (iii) waived the monthly/quarterly clean-down repayment covenant under the credit agreement; and (iv) subject to the fulfillment of certain conditions, consented to the transactions contemplated under the recapitalization term sheet (the “Recapitalization Term Sheet”) attached to the Eighth Amendment. The Eighth Amendment attached a summary of terms and conditions pursuant to which the existing Revolving Lenders would be willing to establish a ninth amended and restated credit agreement in favour of the Borrowers (the “New Revolving Credit Agreement”) conditional upon, among other things, approval of the Arrangement Resolution. Subject to the changes outlined below, the New Revolving Credit Agreement will be on substantially similar terms to the existing credit agreement:

(a)	an extension of the maturity date to December 31, 2023;
(b)	a scheduled decrease in the maximum facility amount from the existing credit agreement’s $370 Million to $335 Million on closing and decreasing further by $35 Million bi-annually on the last business day of March and September in each year until reaching $125 Million and running to the maturity date;
(c)	an additional reduction in the maximum facility amount equal to the proceeds of the sale of the shares of ecobee Inc. and/or the sale of shares or assets of the Filter Group subsidiaries; provided that: (i) if such sales are not completed prior to November 30, 2021, or (ii) are completed prior to that date, with proceeds received of less than of $30 Million, then there shall be an additional mandatory reduction of maximum facility amounts based on a formula computed on the consolidated group’s EBITDA;
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(d)	revisions to the financial covenants to: (i) delete the Total Debt to EBITDA covenant; (ii) set the Senior Debt to EBITDA covenant at 2.20:1 on closing with regular step downs over the term down to 1.50:1 at maturity and (iii) require a minimum trailing Four Quarter EBITDA of $112.5 Million.;
(e)	deletion of the monthly/quarterly clean-down repayment covenant;
(f)	the payment to the Revolving Lenders of a fee of $5 Million if the credit facilities are not refinanced prior to December 31, 2022;
(g)	interest rates to remain as established pursuant to the Eighth Amendment;
(h)	removal of the ability to incur obligations for borrowed money with third parties outside of the term loan agreement (the “New Term Loan”) attached as Schedule “A” to the Recapitalization Term Sheet, without the consent of the majority lenders;
(i)	reporting increased to provide for: (i) cash flow forecast every 4 weeks together with a variance report; (ii) bi-monthly call with Revolving Lenders; and (iii) updates on any strategic review process (when commenced);
(j)	removal of the ability to designate an unrestricted subsidiary;
(k)	a limitation on financial assistance to any existing unrestricted subsidiaries to an aggregate of $3 Million following closing;
(l)	removal of the ability to make any acquisitions;
(m)	revisions the definition of Permitted Distributions to (i) prevent distributions by Just Energy Group Inc. on its equity; and (ii) to prevent any cash interest or fee payments in respect of the New Term Loan due and payable prior to March 31, 2022 to be paid in cash and requiring same to be capitalized and added to the principal owing under the New Term Loan, any interest or fee payable on or after March 31, 2022, to and including September 30, 2022, subject to a 50% payment of cash and 50% capitalization requirement, thereafter 100% of the interest and fee payments are permitted to be made in cash subject to all cash payments being subject to a financial test based on utilization and liquidity under the New Revolving Credit Agreement
(n)	a limitation of financial / physical hedging transactions to: (i) a net balance of no more than $40 Million in each calendar month; and (ii) daily volume of 500 Megawatts; and
(o)	restrict the extension of payment terms with any key suppliers.

Term Loan Agreement

On July 8, 2020, Just Energy entered into the Support Agreement with the existing lenders under the Term Loan Agreement. The Support Agreement attached as Schedule A the Recapitalization Term Sheet, which in turn attached as Schedule A a draft form of amended and restated New Term Loan which the lenders under the Term Loan Agreement are willing to enter into with the Term Loan Borrower subject to the satisfaction of the customary conditions precedent set out therein. Subject to the changes outlined below, the New Term Loan will be on substantially similar terms to the existing credit agreement:

(a)	an extension of the maturity date to March 31, 2024;
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(b)	revisions to the financial covenants to: (i) delete the Total Debt to EBITDA covenant; (ii) set the Senior Debt to EBITDA covenant at 2.35:1 on closing with regular step downs over the term down to 1.65:1 at maturity and (iii) a minimum trailing Four Quarter EBITDA of $100 Million;
(c)	deletion of the monthly/quarterly clean-down repayment covenant;
(d)	removal of the ability to incur obligations for borrowed money with third parties, except under the New Revolving Credit Agreement, without the consent of the majority lenders;
(e)	removal of the ability to designate an unrestricted subsidiary;
(f)	a limitation on financial assistance to any unrestricted subsidiaries to an aggregate of $3 Million following closing;
(g)	removal of the ability to make any acquisitions;
(h)	revisions to the definition of Permitted Distributions to prevent distributions by the Term Loan Borrower on its equity;
(i)	revisions to the interest and fees provisions to provide for cash interest or fee payments in respect of the New Term Loan due and payable prior to March 31, 2022 to be capitalized and added to the principal owing under the New Term Loan, any interest or fee payable on or after March 31, 2022, to and including September 30, 2022, subject to a 50% payment of cash and 50% capitalization requirement, thereafter 100% of the interest and fee payments are permitted to be made in cash subject to all cash payments being subject to a financial test based on utilization and liquidity under the New Revolving Credit Agreement;
(j)	deletion of the make whole premium in respect of prepayment of the facility and a reduction to the prepayment fee to 5%;
(k)	a requirement that the proceeds of disposition of the shares of ecobee Inc. and/or the shares or assets of the Filter Group subsidiaries be applied to reduce secured debt; and
(l)	a requirement that one member of the board of directors of the Borrower be a nominee of the majority lenders.

Conditions Precedent to the Implementation of the Plan

The implementation of the Plan is conditional upon the fulfillment, satisfaction or waiver (to the extent permitted under the Plan) of the following conditions precedent, in each case in accordance with the terms thereof:

(a)	the Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;
(b)	no Law shall have been passed and become effective, the effect of which makes the consummation of the Plan illegal or otherwise prohibited;
(c)	all conditions to implementation of the Plan set out in the Support Agreement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Support Agreement; and
(d)	all conditions to implementation of the Plan set out in the Backstop Commitment Letter shall have been satisfied or waived by the applicable parties pursuant to the terms of the Backstop Commitment Letter.

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Failure to Implement the Recapitalization Transaction

In the event the Recapitalization Transaction is not successful, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In the event the Recapitalization Transaction is not successful, the value available to stakeholders may be significantly less and there is a risk that any proceeds available for distribution to stakeholders will be paid in priority to the Convertible Debentures, Preferred Shares and Common Shares, with the remaining proceeds, if any, paid to the Common Shareholders. There is significant risk that there may be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances. See “Support Agreement – Alternative Implementation Process”.

Background to and Reasons for the Recapitalization Transaction

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Just Energy serves residential and consumer customers across the United States and Canada. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass.

Just Energy for some time has sought changes to its business in order to improve liquidity, reduce costs, dispose of non-core assets and improve efficiencies as it has sought to transition to a margin-centric business. Measures taken have included the elimination of over 200 positions, equating to approximately $40 million in general and administrative savings in the 2020 fiscal year, acquiring and retaining high margin customers, not rolling over contracts for low margin customers, and refining its global footprint to focus on core profitable markets. As part of a strategic transition to focus on Just Energy’s higher-margin North American business, in March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland, and Japan.

On June 6, 2019, Just Energy announced a formal review process to evaluate strategic alternatives for unlocking shareholder value with a view to the best interests of Just Energy and all its stakeholders (the “Strategic Review”). This decision followed the receipt of expressions of interest from a number of parties concerning potential transactions involving Just Energy. The Board of Directors appointed a Special Committee comprised of independent directors (the “Special Committee”) to oversee the Strategic Review with the assistance of Guggenheim Partners, LLC and National Bank Financial Inc. (collectively, the “Sale Advisors”) in connection with a potential sale transaction for Just Energy’s business. The Special Committee also retained Osler, Hoskin & Harcourt LLP as legal counsel.

In addition, Just Energy undertook an extensive sales process to identify a potential transaction for its business. During this process, Just Energy, with the assistance of the Sale Advisors, solicited a range of potential acquirors, set up a data room with due diligence materials, provided access to the data room to parties that signed non disclosure agreements (“NDAs”), and engaged in discussions with various parties with respect to strategic transaction opportunities.

The sales process initially had two deadlines: (i) July 26, 2019 as the deadline for submitting non-binding bids (the “Phase 1 Deadline”), and (ii) August 28, 2019 as the deadline for final bids (the “Phase 2 Deadline”). The Sale Advisors contacted 19 potential bidders, which included both publicly traded strategic generation and retail businesses, as well as private equity companies with experience in these sectors. Just Energy entered into NDAs with 15 different parties.

Just Energy provided due diligence materials in a data room (the “Phase 1 Data Room”). One of the parties that signed an NDA was only interested in a portion of Just Energy’s business and was not given access to the Phase 1 Data Room. All other parties that signed an NDA were provided access to the Phase 1 Data Room on July 9, 2019.

On July 23, 2019, Just Energy announced discrepancies associated with the identification of customer enrolment and non-payment issues, primarily in Texas over the prior 12 months. In response to this announcement, a putative class action lawsuit was filed in the United States Distract Court for the Southern District of New York, on behalf of investors that purchased Just Energy securities between November 9, 2017 and July 23, 2019, seeking damages allegedly arising from violations of the Securities Exchange Act of 1934.

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Four parties submitted non-binding bids or letters of intent (“NBOs”) during Phase 1. These parties were provided access to a data room with additional due diligence materials (the “Phase 2 Data Room”).

On August 5, 2019, Just Energy announced that Patrick McCullough had departed as President and Chief Executive Officer and stepped down from the Board, and that Scott Gahn had been appointed as President and Chief Executive Officer.

On August 14, 2019, Just Energy announced the restatement of its third quarter and year-end financial statements for fiscal year 2019, and the Corporation’s first quarter results for fiscal year 2020.

None of the parties that submitted NBOs during Phase 1 submitted any bids by the Phase 2 Deadline. Accordingly, the sales process did not result in any executable transaction. Management believes that the sales process was adversely impacted by the restatement of the Corporation’s financial statements and associated class action litigation.

Following the Phase 2 Deadline, Just Energy continued to engage with parties that had expressed interest in potential transactions. In September 2019, Just Energy re-engaged with a party that had submitted an NBO previously during Phase 1, which party completed more extensive due diligence but did not submit a bid.

During the Strategic Review, Just Energy continued its previously announced initiative to optimize its business by refining its geographic footprint and cut costs to maximize profitability, and the U.K. business was added to the assets subject to disposal. Under the supervision of the Special Committee, more robust operational controls were also put in place. A new Chief Executive Officer was also appointed in August 2019.

In light of the unsuccessful initial sale process, the Special Committee’s mandate for the Strategic Review was expanded to include, among other things, consideration of a range of strategic alternatives in addition to a potential sale, including a potential financing, restructuring or recapitalization.

On October 8, 2019, Just Energy entered into an agreement to sell the issued and outstanding shares of its wholly-owned U.K. subsidiary, Hudson Energy Supply U.K. Limited, to Shell Energy Retail Limited. On November 29, 2019, Just Energy closed its sale of the U.K. operations for proceeds of £1.5 million ($2.5 million) of cash received on closing. Just Energy may also receive consideration up to £8.5 million ($14.2 million) related to the reinstatement of the U.K. capacity market payments, which are expected to be determined within 12 months of the closing date.

On November 6, 2019, Just Energy entered into an agreement to sell the assets of Just Energy Ireland Limited to Flogas Natural Gas Limited (“Flogas”). The transaction closed in December 2019 and Just Energy received a total purchase price of €0.6 million ($1 million). The net consideration payable to Just Energy is subject to an adjustment based on the actual number of accounts transferred to Flogas.

On December 31, 2019, Just Energy announced that it had sold all of its customer contracts and natural gas in storage assets in the state of Georgia to Infinite Energy, Inc., for US $3.5 million ($4.5 million).

In January 2020, Just Energy commenced discussions with the lead lenders of its senior revolving credit agreement with respect to a refinancing of that facility to address the September 1, 2020 maturity. The lenders engaged a financial advisor to assist them.

On March 2, 2020, Just Energy confirmed that it had received two shareholder proposals from the Robert L. Snyder Trust-2005 Stream (“Snyder”). Snyder proposed to increase the number of directors from six to eight and to nominate six persons as candidates for election to the Board at the 2020 annual general meeting. Just Energy also announced that it expected to announce the outcome of the Strategic Review by June 30, 2020.

On March 18, 2020, Just Energy confirmed that on March 17, 2020 it received a letter from Snyder requisitioning a Just Energy shareholder meeting.

On March 20, 2020, Just Energy formally retained BMO to provide financial advisory services to, among other things, assist in exploring and evaluating potential transactional alternatives, including initiatives to optimize its capital structure.

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On March 24, 2020, Just Energy announced that it had received written notification form the NYSE that it was not in compliance with its rule that required companies to maintain an average closing share price of at least US$1.00 over a consecutive 30 trading-day period.

On April 1, 2020, Just Energy announced amendments to its debt covenants under its senior secured credit facility as well as amendments to its senior unsecured term loan facility. Both changes were effective for the fourth quarter of Fiscal 2020, with the covenants reverting to prior levels following March 31, 2020. Just Energy also disclosed that it continued to work with its senior lenders on a more robust extension of its credit facility.

On April 6, 2020, Just Energy announced that it would hold its annual and special meeting of shareholders on August 11, 2020.

Between September 2019 and April 2020, Just Energy engaged with two parties that expressed an interest in a potential acquisition transaction. One of these parties delivered a non-binding proposal, subsequent to which Just Energy and this party entered into an exclusivity agreement. Over the next few months, this bidder engaged in extensive due diligence and the parties exchanged a number of non-binding proposals and counterproposals, including proposals for transactions to be effected through a plan of arrangement or other court process. Ultimately, Just Energy concluded that the proposals did not offer sufficient return for stakeholders to be viable or acceptable.

Accordingly, on April 9, 2020, Just Energy announced that it was no longer in active discussions regarding a specific transaction at that time, but was continuing to explore and evaluate alternatives under the strategic review process, including additional cost reduction and optimization strategies, improving efficiencies and eliminating redundancies, sales of certain assets, improvements to liquidity and leverage, refinancing and the sale of the entire business. These actions were being pursued with the goal of strengthening the financial foundation for the long-term benefit of Just Energy and its stakeholders as Just Energy continued to face and respond to the realities of the COVID-19 pandemic.

On April 13, 2020, Just Energy announced that it had sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal, as the business was still in its start-up phase with more liabilities than assets and had fewer than 1,000 customers.

Throughout the rest of April and May, Just Energy, with the assistance of its legal and financial advisors, was focused on (i) negotiating an extension of its senior credit facility, which was due to expire on September 1, 2020 and (ii) developing a recapitalization plan.

On May 28 and May 29, 2020, the Special Committee met with representatives of management, BMO and Osler to discuss the status of negotiations with Just Energy’s senior lenders and the details of a recapitalization plan presented by representatives of BMO.

On June 23, 2020, a party that had previously entered into an exclusivity agreement with Just Energy submitted another non-binding proposal to acquire certain of Just Energy’s assets. The Special Committee carefully considered the proposal with the assistance of representatives of BMO and concluded that: it would not be acceptable to the Corporation’s senior lenders or senior unsecured lenders; the enterprise value offered in such proposal provided little to no value to holders of Convertible Debentures, Preferred Shares and Common Shares; and it was financially inferior to the Recapitalization Transaction.

Management recommended to the Special Committee that Just Energy attempt to implement the recapitalization plan presented by representatives of BMO. Management stated that a short-term credit agreement extension was not as desirable as a more comprehensive recapitalization for a number of reasons, including, (i) the terms were still not finalized; (ii) the short-term nature of the extension and the fact Just Energy was most likely just delaying an inevitable recapitalization; (iii) it was likely more favourable to pursue a recapitalization now than in the future; (iv) the fact that Just Energy had been fully shopped and did not surface a buyer, and that trying to sell Just Energy again during the short-term extension period seemed unlikely to succeed; and (v) in light of COVID-19, there likely was not sufficient time to meaningfully improve Just Energy’s performance and financial condition during the short-term extension period.

Following extensive discussion, the Special Committee unanimously approved recommending to the Board that Just Energy attempt to implement the recapitalization plan presented by representatives of BMO.

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Just Energy and representatives of BMO presented the proposed recapitalization plan to the senior lenders in early June. Just Energy and representatives of BMO also presented the opportunity to backstop the New Equity Subscription Offering to a total of sixteen parties, including a number of Just Energy’s largest security holders, who each declined to participate. In addition, Just Energy and representatives of BMO engaged with the senior unsecured lenders, who signed an NDA in late June, at which time they were presented with details of the proposed recapitalization plan. The senior unsecured lenders indicated that they were prepared to backstop the New Equity Subscription Offering up to C$100,000,000.

From June 26, 2020 to July 7, 2020, Just Energy and its advisors engaged in extensive negotiations with the Term Loan Debtholders regarding the terms of the Recapitalization Transaction, the Support Agreement, the Amended & Restated Term Loan Agreement and the Backstop Commitment Letter while concurrently negotiating with the senior secured lenders a binding term sheet for an extended senior revolving credit agreement.

On July 7, 2020, the Special Committee met to receive financial and legal advice regarding the Recapitalization Transaction, to review and evaluate the terms of the Recapitalization Transaction, the terms of a draft of the Support Agreement the Amended & Restated Term Loan Agreement, the Backstop Commitment Letter and a binding term sheet for an extended senior revolving credit agreement, and to determine what recommendation to make to the Board with respect to the Recapitalization Transaction. Representatives of BMO provided a presentation regarding its analysis of the fairness, from a financial point of view, of the Recapitalization (as defined in the BMO Opinion) to the holders of the Eurobonds (as defined in the BMO Opinion), the Subordinated Convertible Debentures (as defined in the BMO Opinion), the existing Preferred Shares and the existing Common Shares. Representatives of BMO provided its verbal opinion (subsequently confirmed in writing) to the effect that, as of the date thereof and subject to the assumptions, limitations and qualifications described therein, the Recapitalization (as defined in the BMO Opinion), if implemented, is fair, from a financial point of view, to the holders of the Eurobonds (as defined in the BMO Opinion), the Subordinated Convertible Debentures (as defined in the BMO Opinion), the existing Preferred Shares and the existing Common Shares. The Special Committee unanimously resolved to recommend the Recapitalization Transaction to the Board.

The Board then unanimously resolved (i) that the Recapitalization Transaction is in the best interests of the Corporation, (ii) to approve the Recapitalization Transaction and the execution, delivery and performance of the Support Agreement, the Backstop Commitment Letter, the Amended & Restated Term Loan Agreement and related transaction documents, and (iii) to recommend that holders of the Senior Unsecured Debt, Convertible Debentures and Shares vote in favour of the Arrangement.

On July 8, 2020, Just Energy and the Senior Unsecured Debtholders entered into the Support Agreement, the Backstop Commitment Letter and the related transaction documents. Later that morning, Just Energy obtained the Preliminary Interim Order and announced the Recapitalization Transaction.

Reasons

Just Energy determined to proceed with the Recapitalization Transaction as it was the only viable option that provides a long-term solution to its current financial challenges. The following is a summary of certain factors, among others, which the Board reviewed and considered in relation to the Recapitalization Transaction:

(a)	the Corporation’s extensive review of potential alternatives;
(b)	The sales process noted above, which lasted for nearly a year, had not resulted in any executable transaction;
(c)	Just Energy had inadequate liquidity for over a year and has been obtaining ongoing waivers for its lenders under the senior secured credit facility and the Term Loan Agreement since June 2018;
(d)	Just Energy was facing looming maturity dates for significant debt obligations, including a $370 million secured credit facility that currently matures on September 1, 2020;
(e)	Just Energy’s Financial Statements contain a going concern note stating that Just Energy’s ability to continue as a going concern is dependent on the continued availability of its credit facilities, Just Energy’s ability to obtain waivers from its lenders for potential instances of non-compliance with covenants if necessary, Just Energy’s ability to refinance or secure additional sources of financing if necessary or the completion of the Recapitalization Transaction, the liquidation of available investments, and the continued support of Just Energy’s lenders and suppliers. The Financial Statements state that these conditions indicate the existence of material uncertainties that raise substantial doubt about Just Energy’s ability to continue as a going concern;
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(f)	Just Energy’s business depends on relationships with various counterparties, including suppliers and sureties. Releasing the Financial Statements with the going concern note above would, in the absence of the Recapitalization Transaction, risk undermining these critical relationships to the detriment of Just Energy’s business and its stakeholders;
(g)	the terms of the proposed Recapitalization Transaction;
(h)	Senior Unsecured Debtholders holding, on an aggregate basis, approximately 96% of the outstanding Senior Unsecured Debt as at July 8, 2020 having entered into the Support Agreement;
(i)	the Corporation’s goals of enhancing its capital structure to enable it to implement its long-term growth strategy, maintaining stability and preserving value for the Corporation’s stakeholders; and
(j)	the BMO Opinion.

After careful consideration of the above-noted factors and other factors following consultation with its financial advisors and outside legal counsel, Management and the Board of Directors believe that the Recapitalization Transaction, if implemented will have the following benefits to Just Energy and its stakeholders:

(a)	Just Energy will reduce its total debt by approximately $275 million;
(b)	Just Energy will reduce its initial annual cash interest payments by approximately $45 million;
(c)	Just Energy’s existing Shareholders will retain their Common Shares, subject to the Common Share Consolidation and the dilution resulting from the issuance of the New Common Shares to Senior Unsecured Debtholders, Convertible Debentureholders, Preferred Shareholders, the Offered Shares, potential Additional Subscription Shares, Backstop Commitment Fee Shares and Backstop Funding Fee Shares pursuant to the Recapitalization Transaction, such that the existing Common Shareholders will represent approximately 27.9% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction assuming full exercise by such holders of their right to acquire Offered Shares through the New Equity Subscription Offering (subject to dilution associated with the Management Incentive Plan);
(d)	other than the cancellation of Affected Equity, Just Energy’s obligations to employees, suppliers and customers will not be affected and will continue to be satisfied by the Corporation in the ordinary course; and
(e)	the Corporation’s realigned capital structure will provide it with a stronger financial foundation to pursue its growth and other strategic objectives.

If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effect the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process. See “Support Agreement – Alternative Implementation Process”.

See “Risk Factors – Risks Relating to the Non-Implementation of the Recapitalization Transaction”.

BMO Opinion

BMO has provided an opinion to Just Energy’s board of directors dated July 7, 2020, which opinion concludes that subject to the assumptions, limitations and qualifications described in the BMO Opinion, BMO is of the opinion that, as of the date of the BMO Opinion, the Recapitalization (as defined in the BMO Opinion), if implemented, is fair, from a financial point of view, to the holders of the Eurobonds (as defined in the BMO Opinion), the Subordinated Convertible Debentures (as defined in the BMO Opinion), the existing Preferred Shares and the existing Common Shares.

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The full text of the BMO Opinion is attached as Appendix G to this Proxy Circular. The BMO Opinion describes the scope of the review undertaken by BMO, the assumptions made by BMO, the limitations on the use of the BMO Opinion, and the basis of BMO’s fairness analysis for the purposes of the BMO Opinion, among other matters. The summary of the BMO Opinion set forth in this Proxy Circular is qualified in its entirety by reference to the full text of the BMO Opinion. BMO has provided its written consent to the inclusion of the BMO Opinion in this Proxy Circular. The BMO Opinion states that it may not be used or relied upon by any person other than the Board of Directors or for any other purpose without the express prior written consent of BMO. The BMO Opinion is not a recommendation to the Securityholders or any other party on how to vote or act with respect to the Arrangement, any related transactions or any other proposals or matters.

Recommendation of the Board of Directors After careful consideration and based on a number of factors, including the BMO Opinion, and after an extensive review of its alternatives, Just Energy’s Board of Directors has determined that the Recapitalization Transaction is in the best interests of the Corporation and its stakeholders, and unanimously recommends that the Senior Unsecured Debtholders, the Convertible Debentureholders and existing Shareholders vote in favour of the Arrangement. Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the realignment of its capital structure through the CBCA Proceedings, it will be necessary to pursue other restructuring strategies. If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effect the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process. See “Support Agreement – Alternative Implementation Process”. The Board of Directors also considered various factors discussed in the foregoing section entitled “Background to and Reasons for the Recapitalization Transaction”, including the necessity to realign Just Energy’s capital structure. Further, the Board of Directors took note of the fact that it has entered into the Support Agreement with Senior Unsecured Debtholders holding approximately 96% of the outstanding principal amount of the Corporation’s Senior Unsecured Debt and the fact that Shareholders would retain their Common Shares, subject to the Common Share Consolidation and the dilution described herein. Finally, the Board of Directors considered the fact that the holders of existing Convertible Debentures, Preferred Shares and Common Shares would likely receive no recovery at all in the event that the Corporation is required to pursue or implement the Recapitalization Transaction by way of an Alternative Implementation Process.

Effect of the Recapitalization Transaction

The Recapitalization Transaction is expected to substantially improve the capital structure of Just Energy by reducing the face value amount of outstanding total debt by approximately $275 million. With a realigned capital structure, Just Energy will benefit from a reduction in the initial annual cash interest cost related to the Debt of approximately $45 million, as well as a stronger financial foundation that will support Just Energy’s long-term growth. Management of Just Energy believes that the Recapitalization Transaction is in the best interests of Just Energy and its stakeholders and will enable Just Energy to continue to pursue and implement its growth strategy.

The following unaudited pro forma consolidated financial information is presented for illustrative purposes only to show the effect of the Recapitalization Transaction on Just Energy’s consolidated capital structure. It is not necessarily indicative of the Corporation’s financial position that would have occurred had the Recapitalization Transaction occurred on the dates presented in the unaudited pro forma consolidated financial information, or of the results expected in future periods.

	Actual as at March 31, 2020 ($ thousands)	Pro Forma as at March 31, 2020 ($ thousands)

Long-term debt(1), including current portion	$782,003	$533,564
Shareholders’ equity (deficit)	(495,288)	(164,350)
Total capitalization	$286,715	$369,214

Cash and cash equivalents	$26,093	$108,593
Long-term debt(1) as a percentage of total capitalization	273%	145%

(1) Includes the value of the New Term Loan

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Unaudited Pro Forma Consolidated Balance Sheet

The following unaudited pro forma consolidated balance sheet is presented for illustrative purposes only to show the effect of the Recapitalization Transaction on Just Energy’s consolidated capital structure. It is not necessarily indicative of the operating or financial results that would have occurred had the Recapitalization Transaction occurred on the dates presented in the unaudited pro forma consolidated balance sheet shown below, or of the results expected in future periods.

Just Energy Group Inc.

As at March 31, 2020
(in thousands of dollars)

	Actual as at March 31, 2020	Adjustments for Recapitalization	Pro Forma as at March 31, 2020
Assets
Current
Cash and cash equivalents	$26,093	$82,500	$108,593
Restricted Cash	4,326	-	4,326
Trade and other receivables, net	403,907	-	403,907
Gas in storage	6,177	-	6,177
Fair value of derivative financial assets	36,353	-	36,353
Income taxes recoverable	6,641	-	6,641
Other current assets	203,270	-	203,270
	$686,767	$82,500	$769,267
Non-Current
Investments	32,889	-	32,889
Property and equipment, net	28,794	-	28,794
Intangible assets, net	370,958	-	370,958
Fair value of derivative financial assets	28,792	-	28,792
Deferred income tax assets	3,572	-	3,572
Other non-current assets	56,450	-	56,450
	$521,455	-	$521,455
Assets classified as held for sale	7,611	-	7,611
	$529,066	-	$529,066
Total Assets	$1,215,833	$82,500	$1,298,333

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Liabilities
Current
Trade and other payables	$685,665	-	$685,665
Deferred revenue	852	-	852
Income taxes payable	5,799	-	5,799
Fair value of derivative financial liabilities	113,438	-	113,438
Provisions	1,529	-	1,529
Current portion of long-term debt	253,485	(249,239)	4,246
	$1,060,768	$(249,239)	$811,529
Non-current
Long-term debt	$528,518	$233,407	$237,208
		(280,535)
		(153,995)
		(90,187)

New Term Loans	-	292,110	292,110
Fair value of derivative financial liabilities	76,268	-	76,268
Deferred income tax liabilities	2,931	-	2,931
Other non-current liabilities	37,730	-	37,730
	$645,447	$800	$646,247
Liabilities relating to assets classified as held for sale	4,906	-	4,906
	$650,353	$800	$651,153
Total Liabilities	$1,711,121	$(248,439)	$1,462,682
Shareholder’s Deficit
Shareholders’ capital	$1,246,829	14,000	$1,518,289
		158,760
		98,700

Equity component of convertible debentures	13,029	(13,029)	-

Contributed deficit	(29,826)	13,029	(16,797)

Accumulated deficit	(1,809,557)	85,422	(1,750,078)
		(12,724)
		(13,219)

Accumulated other comprehensive income	84,651	-	84,651
Non-controlling interest	(414)	-	(414)
Total Shareholders’ Equity (Deficit)	$(495,288)	$330,939	$(164,349)
Total Liabilities and Shareholders’ Equity	$1,215,833	$82,500	$1,298,333

Notes to the Unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2020

1.	Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of Just Energy has been prepared by Management using the audited consolidated balance sheet of the Corporation as at March 31, 2020. The unaudited pro forma consolidated balance sheet is presented for illustrative purposes only, and gives effect to the Recapitalization Transaction as if it had been effected on March 31, 2020. The accompanying unaudited pro forma consolidated balance sheet should be read in conjunction with the audited consolidated financial statements as at March 31, 2020 and 2019 and for the two years ended March 31, 2020 and 2019, incorporated by reference in this Proxy Circular.

The Recapitalization Transaction is subject to approvals required by the CBCA Proceedings. If the Recapitalization Transaction is approved and completed, it will be accounted for on the basis of all the events and circumstances on closing. The unaudited pro forma consolidated balance sheet is based on currently available information and certain assumptions Management believes are reasonable under the circumstances, as described in the notes to the unaudited pro forma consolidated balance sheet. The unaudited pro forma consolidated balance sheet is not intended to present or to be indicative of the actual financial position if the Recapitalization Transaction had been effected as at March 31, 2020. Some of these assumptions may not materialize and events and circumstances arising through to the actual date of the Recapitalization Transaction may be different from those assumed which may materially affect the amounts reported in the unaudited pro forma consolidated balance sheet. Additionally, the unaudited pro forma consolidated balance sheet does not intend to represent the Corporation’s financial position upon completion of the Recapitalization Transaction or the fair value of the assets and liabilities on completion of the Recapitalization Transaction. Furthermore, the unaudited pro forma consolidated balance sheet does not intend to represent the financial position of Just Energy.

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2.	The Recapitalization Transaction

The Recapitalization Transaction is expected to be implemented pursuant to the Arrangement pursuant to Section 192 of the CBCA.

The Recapitalization Transaction contemplates a series of steps leading to a realignment of Just Energy’s capital structure. These steps include, among other things and as further described under “Arrangement Steps”:

a)	all Affected Equity shall be cancelled and extinguished for no consideration;
b)	the Common Share Consolidation;
c)	the Corporation will raise C$100 million of new capital by way of the New Equity Subscription Offering;
d)	the Corporation’s Senior Unsecured Debt in the aggregate principal amount of approximately C$293.4 million, will be exchanged for (i) debt issued by Just Energy pursuant to the New Term Loan Agreement of C$292.1 million and, (ii) new Common Shares representing 5% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction (subject to dilution associated with the Management Incentive Plan) and valued at C$14 million; and
e)	the Corporation’s Convertible Debentures in the aggregate principal amount of approximately C$244.2 million, will be exchanged for new Common Shares representing 56.7% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction (subject to dilution associated with the Management Incentive Plan) and valued at C$158.8 million.
3.	The New Term Loans

The new senior unsecured debt is proposed to be comprised of the New Term Loans.

The New Term Loans will be denominated in U.S. Dollars. The New Term Loans are expected to have a maturity date of March 2024. Interest will accrue thereon at a rate of 9.75% per annum (increased to 10.25% per annum for any interest that is capitalized and paid in kind).

A description of the New Term Loans and the Amended & Restated Term Loan Agreement pursuant to which the New Term Loans will be issued is set forth in “Term Loan Agreement”.

4.	New Equity Subscription Offering

Cash proceeds of C$100 million are contemplated to be raised by way of the New Equity Subscription Offering from Participating Securityholders and/or participants who have entered into the Backstop Commitment Letter with Just Energy in consideration for the Offered Shares representing, in the aggregate, approximately 64% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction (subject to dilution associated with the Management Incentive Plan).

5.	Advisor Fees

Estimated cash fees, costs and expenses payable by Just Energy in connection with the completion of the Recapitalization Transaction including, without limitation, financial advisory fees, filing fees, lending commitment fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately C$17.5 million, excluding, for greater certainty, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares have been reflected as a part of the reduction of cash and cash equivalents and an increase to the deficit.

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6.	Income Taxes

The above adjustments are not expected to have significant tax implications due to the Corporation’s available tax attributes (in respect of which the Corporation has not recorded a deferred tax asset) and expected tax position post implementation of the Recapitalization Transaction.

7.	Summary of Adjustments

Cash and cash equivalents of C$26.1 million has been adjusted by C$82.5 million to increase the value by the net cash inflow related to the New Equity Subscription Offering of C$100 million less advisor fees of approximately C$17.5 million.

Current portion of long-term debt of C$253.5 million has been adjusted for the value of the debt issued by Just Energy pursuant to the New Revolving Credit Agreement of C$236.4 million and the value of the $150 Million Convertible Bonds of C$12.9 million.

Long-term debt of C$528.5 million has been increased by the value of the debt issued by Just Energy pursuant to the New Revolving Credit Agreement of net C$233.4 million as a result of the Eighth Amendment inclusive of the unamortized previously incurred issuance fees of C$1.6 million and reduced by the fees associated with the origination of the New Revolving Credit Agreement of C$4.6 million. Long-term debt has been decreased by the debt associated with the Term Loan Agreement of net C$280.5 million which includes C$296.7 related to the extinguishment of the debt associated with the Term Loan Agreement adjusted for the unamortized previously incurred issuance fees on extinguishment of the debt associated with the Term Loan Agreement of C$16.2 million. Long-term debt has also been decreased by the value of the $100 Million Convertible Debentures of C$90.2 million adjusted for unamortized previously incurred issuance fees of C$2.8 million and the value of the $160 Million Convertible Debentures of C$154 million adjusted for unamortized previously incurred issuance fees of C$2.8 million.

Non-current liabilities include an increase for the New Term Loans of C$292.1 million issued as a result of the extinguishment of the Senior Unsecured Debt.

Shareholder’s capital of C$1,246.8 million has been increased by the value of the New Equity Subscription Offering of C$100 million reduced by the equity rights offering fees of C$1.3 million, new common shares issued to New Term Loan holders of C$14 million, and the equity issued in exchange for extinguishment of the $100 Million Convertible Debentures and $160 Million Convertible Debentures of C$61.1 million and C$97.7 million, respectively.

The equity component of convertible debentures of C$13 million has been reduced to C$0 as a result of the extinguishment of the $100 Million Convertible Debentures and $160 Million Convertible Debentures.

Contributed deficit of C$29.8 million has been adjusted for the extinguishment of the equity component of the $100 Million Convertible Debentures and $160 Million Convertible Debentures of C$13 million.

Accumulated deficit of C$1,809.6 has been increased by the gain on the extinguishment of the $100 Million Convertible Debentures and $160 Million Convertible Debentures totalling C$85.4 million which includes a C$29.1 million gain on the extinguishment of $100 Million Convertible Debentures and a C$56.3 million gain on the extinguishment of the $160 Million Convertible Debentures. Both gains are net of unamortized previously incurred issuance fees. Accumulated deficit has also been reduced by C$13.2 million of the total estimated advisor fees required to complete the Recapitalization Transaction. Accumulated deficit has further been reduced by the net unamortized previously incurred issuance fees on extinguishment of Senior Unsecured Debt of C$12.7 million.

Support Agreement

On July 8, 2020, the Corporation entered into the Support Agreement with the Term Loan Debtholders, which collectively held approximately 96% of the Senior Unsecured Debt as at July 8, 2020.

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The following is a summary of the principal terms of the Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Covenants

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, each Support Agreement Lender agreed, among other things:

(a)	to the Recapitalization Transaction terms and the implementation of same pursuant to the Proceedings in part and in accordance with the timeline set forth in the Support Agreement (as the same may be amended pursuant to the terms of the Support Agreement );
(b)	not to, directly or indirectly, from the date of the Support Agreement to the date the Support Agreement is terminated:
(i)	sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer any of its relevant Debt or relevant Shares or any rights or interests therein (or permit any of the foregoing with respect to any of its relevant Debt or relevant Shares) or enter into any agreement, arrangement or understanding in connection therewith except with the prior written consent of the Corporation, provided that each Support Agreement Lender may transfer some or all of its relevant Debt or relevant Shares to any other Support Agreement Lender or to a transferee that has executed a joinder agreement in form and substance satisfactory to the Corporation, acting reasonably, whereby such transferee is bound by the terms of the Support Agreement in respect of such transferred relevant Debt or relevant Shares and in which event the transferor shall be deemed to relinquish its rights (and be released from its obligations) under the Support Agreement in respect of such relevant Debt or relevant Shares; or
(ii)	deposit any of its relevant Debt or relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its relevant Debt or relevant Shares;
(c)	not to take any action, or omit to take any action, that is inconsistent with its obligations under the Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the Plan;
(d)	not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Corporation, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Corporation and subject to the Support Agreement;
(e)	to vote (or cause to be voted) all of its relevant Debt and relevant Shares, as applicable:
(i)	in favour of the approval, consent, ratification and adoption of the Plan (and any actions required in furtherance thereof) in accordance with the terms herein; and
(ii)	against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction or the Plan, as applicable, subject to the Support Agreement, and that it shall tender its proxy for any such vote in compliance with any deadlines set forth in the Interim Order;

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(f)	to allow the Corporation to disclose the existence and factual details of the Support Agreement with respect to any public disclosure, including, without limitation, press releases and court materials, and the filing of the Support Agreement on SEDAR and/or EDGAR and with the Court in connection with the Proceedings provided, however, that the Corporation shall not in any press release or other public announcement, statement or commentary specifically name the Support Agreement Lenders, and provided further that any such public disclosure shall be in form and substance acceptable to the Support Agreement Lenders, acting reasonably; and
(g)	to, from the date of the Support Agreement until the Outside Date, waive:
(i)	compliance by the Corporation with certain sections of the Term Loan Agreement; and
(ii)	payment in cash of any interest due and payable by the Corporation pursuant to the Term Loan Agreement, provided that such interest shall be paid in kind and capitalized and added to the outstanding principal amount of the Debt.

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, the Corporation agreed, among other things:

(a)	to the Recapitalization Transaction terms;
(b)	to pursue the completion of the Recapitalization Transaction in a diligent manner and within the timeline set forth herein and in the Term Sheet, and not to take any action, or omit to take any action, that is inconsistent with its obligations under the Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the Plan, subject to the provisions of the Support Agreement;
(c)	to ensure that the Recapitalization Transaction, the Plan and any transaction pursuant to an Alternative Implementation Process is structured in a tax efficient manner that preserves favourable tax attributes to the extent reasonably possible and that will not give rise to any materially adverse tax consequences for the Corporation or its properties and assets;
(d)	not to propose, file, solicit or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Corporation or any of its material subsidiaries, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Support Agreement Lenders, subject to the provisions of the Support Agreement;
(e)	to file the Plan on a timely basis consistent with the terms and conditions of the Support Agreement, recommend to any Person entitled to vote on the Plan that they vote to approve the Plan and take all reasonable actions necessary to obtain any regulatory and other approvals and consents that are necessary for implementation of the Recapitalization Transaction (including, without limitation, with respect to the Credit Amendment Agreement, as defined in the Term Sheet, and with respect to antitrust, competition, foreign investment, if applicable, and any other applicable laws and regulations) and to achieve the following timeline (which timeline may be extended at any time as agreed by the Corporation and the Support Agreement Lenders):
(i)	Court approval of the Interim Order, in form and content reasonably satisfactory to the Support Agreement Lenders, shall have been obtained by no later than July 20, 2020;
(ii)	the Plan shall have been approved by the requisite majority of votes cast by Common Shareholders, Existing Preferred Shareholders, Convertible Debentureholders and Senior Unsecured Debtholders voting in person or by proxy at the meetings held pursuant to the Interim Order, as required pursuant to the Interim Order (the “Voting Approvals”), or the Court shall approve the Plan, notwithstanding whether or not the Voting Approvals have been obtained, provided that such approval by the Court does not result in a change to the economics of the Plan or the consideration payable to the Senior Unsecured Debtholders pursuant to the Plan;
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(iii)	the Plan shall have been approved by the Court pursuant to the Final Order by no later than September 21, 2020, and the Final Order shall include the Existing Equity Class Action Claims relief or the Existing Equity Class Action Claims relating to the period prior to the Effective Date shall have otherwise been addressed by no later than September 21, 2020 in a manner satisfactory to the Corporation and the Support Agreement Lenders, in their reasonable discretion; and
(iv)	the Recapitalization Transaction shall have been implemented pursuant to the Plan and the Final Order by no later than the Outside Date.

Representations and Warranties

The parties to the Support Agreement made a number of customary representations and warranties regarding themselves, the Support Agreement and the Recapitalization Transaction.

Alternative Implementation Process

In the event that it is determined by the Corporation and the Support Agreement Lenders that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and, if practicable, consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, which may include proceedings under the Companies’ Creditors Arrangement Act wherein the Corporation’s equity securities and Convertible Debentures are extinguished for no consideration, as determined by the Corporation and the Support Agreement Lenders.

In the event that it is determined that an Alternative Implementation Process shall be pursued in accordance with the provisions of the Support Agreement, (i) the Corporation and its advisors, and the Support Agreement Lenders and their advisors, shall work in good faith in respect of all matters necessary to structure and implement an Alternative Implementation Process, (ii) the structuring and implementation of an Alternative Implementation Process shall be acceptable to the Corporation and the Support Agreement Lenders, and (iii) the terms of and obligations under the Support Agreement, including the Term Sheet, shall apply to an Alternative Implementation Process, with any necessary amendments as the structure and implementation of an Alternative Implementation Process may reasonably require.

Without limitation to the foregoing, the detailed terms and definitive documentation with respect to any Alternative Implementation Process and any transaction proposed thereunder shall be in form and substance satisfactory to the Support Agreement Lenders, in their reasonable discretion, and shall provide for, among other things: (i) completion and effectiveness by no later than the Outside Date; and (ii) compliance with the Corporation’s covenants and obligations in the Support Agreement, and with the conditions to the Support Agreement Lenders’ obligations in the Support Agreement, in the same manner as for the Plan and the Proceedings.

Superior Transaction

Except as otherwise expressly provided in the Support Agreement or with the prior written consent of the Support Agreement Lenders, the Corporation shall not, and shall not cause or allow any other subsidiaries or affiliates, agents or representatives to, directly or indirectly, commence, consummate an agreement to commence, make, seek, solicit, assist, initiate, encourage, facilitate, propose, file, support, or initiate any discussions or negotiations regarding any alternative offer, restructuring, sale of assets, merger, workout, plan of arrangement or plan of reorganization other than the Plan.

Notwithstanding any other provision of the Support Agreement, to the extent the Corporation receives a bona fide unsolicited written proposal, it is permitted to negotiate and enter into a transaction (a “Superior Transaction”) in respect of any such proposal, if following receipt of legal and financial advice, and having regard to the extent of Support Agreement Lender support that may exist for any such Superior Transaction and the requisite Support Agreement Lender approvals that would be required to implement such Superior Transaction, the Board determines that such proposal would reasonably be expected to result in a transaction more favourable to the Corporation and its debtholders than the Recapitalization Transaction. The Corporation shall, as soon as practicable, and in any event, within 48 hours, notify the Support Agreement Lenders if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Superior Transaction, of such alternative inquiry, proposal or offer, including the identity of the Person making such inquiry, proposal or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person. The Corporation shall keep the Support Agreement Lenders promptly and fully informed of the status of developments and discussions and negotiations with respect to such inquiry or offer, including any material changes, modifications or other amendments thereto.

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Conditions to Just Energy’s and Support Agreement Lenders’ Support Obligations

Notwithstanding anything to the contrary contained in the Support Agreement and without limiting any other rights of the Corporation or the Support Agreement Lenders thereunder, each Support Agreement Lender’s obligation thereunder (or in respect of any Alternative Implementation Process), and the Corporation’s obligation to pursue the Recapitalization Transaction and to file the relevant materials with respect to the Recapitalization Transaction pursuant to the Support Agreement, shall be subject to the satisfaction of certain conditions, each of which may be waived, in whole or in part, by the Support Agreement Lenders or the Corporation, as applicable (provided that such conditions shall not be enforceable by a Support Agreement Lender or the Corporation, as applicable, if any failure to satisfy such conditions results from an action, error or omission by or within the control of such Support Agreement Lender or the Corporation, as applicable, seeking enforcement), including:

(a)	the Plan and all material transaction and other documents relating to the Recapitalization Transaction and the Plan or any Alternative Implementation Process (including, without limitation, information circulars, notices, the plan of arrangement, court filings, public announcements, the Credit Agreement Amendment, and court orders) shall be in form and substance acceptable to the Support Agreement Lenders and the Corporation, as applicable, each acting reasonably;
(b)	all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect of the Proceedings and the Recapitalization Transaction or any Alternative Implementation Process shall be satisfactory to the Support Agreement Lenders and the Corporation, as applicable, each acting reasonably;
(c)	the Preliminary Interim Order, Interim Order, the Plan, the Final Order and all other materials filed by or on behalf of the Corporation in the Proceedings or any Alternative Implementation Process shall have been filed (and, if applicable, issued) in form and substance acceptable to the Support Agreement Lenders and the Corporation, as applicable, each acting reasonably;
(d)	the Corporation and the Support Agreement Lenders shall have complied in all material respects with each covenant and obligation in the Support Agreement, the Term Sheet and the Backstop Commitment Letter;
(e)	the Corporation shall not have defaulted in the performance of, and shall be in full compliance with, any and all of its obligations and commitments under the Term Loan Agreement and the Loan Documents (as defined in the Term Loan Agreement), after giving effect to this Agreement;
(f)	the Backstop Commitment Letter shall be in full force and effect and shall not have been terminated with respect to all parties thereto in accordance with its terms;
(g)	the Corporation shall have continued, and shall have caused its material subsidiaries to have continued, to conduct their business in the ordinary course and in a manner consistent with past practice, except as contemplated hereby, and the Corporation shall not, and shall have caused its material subsidiaries to not, have entered into any new material contracts except with the prior written consent of the Support Agreement Lenders, acting reasonably;
(h)	there shall not exist or have occurred any Material Adverse Change from and after the date of this Agreement; and
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(i)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or any transaction proposed in an Alternative Implementation Process that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization Transaction or any transaction proposed in an Alternative Implementation Process or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction or any transaction proposed in an Alternative Implementation Process.

Termination

(a)	The Support Agreement may be terminated by the Support Agreement Lenders, in their sole discretion, by providing written notice to the Corporation in accordance with the Support Agreement:
(i)	if the Corporation fails to meet any of the milestones set forth in the Support Agreement within the times set forth therein (as such times may be extended in accordance with the Support Agreement);
(ii)	if the Corporation determines or announces its intention to pursue a Superior Transaction or enters into written agreement to pursue a Superior Transaction;
(iii)	if the Corporation defaults in the performance of, or shall not be in full compliance with, any and all of its obligations and commitments under the Term Loan Agreement and the Loan Documents, after giving effect to this Agreement;
(iv)	upon the occurrence of a material breach of the Support Agreement, the Term Sheet or the Backstop Commitment Letter by the Corporation that, if capable of being cured, is not cured within five (5) Business Days after receipt of written notice of such failure or default, and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to (ii) above;
(v)	upon the breach of any representation, warranty or acknowledgement of the Corporation made in the Support Agreement, the Term Sheet or the Backstop Commitment Letter that could reasonably be expected to have a material adverse impact on the Recapitalization Transaction or the consummation of the Plan or any transaction proposed under an Alternative Implementation Process or the Support Agreement Lenders’ interests in the Recapitalization Transaction or the Plan or any transaction proposed under an Alternative Implementation Process and that (if susceptible to cure) remains uncured within five (5) Business Days after the receipt by the Corporation of written notice of such breach;
(vi)	upon the termination the Backstop Commitment Letter with respect to all parties thereto in accordance with its terms;
(vii)	upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan or a transaction proposed under an Alternative Implementation Process, which materially restrains, impedes or prohibits the Recapitalization Transaction or the Plan or a transaction proposed under an Alternative Implementation Process;
(viii)	if the Proceedings or Alternative Implementation Process, as applicable are dismissed or discontinued, or if the Corporation or any of its material subsidiaries initiates or takes the benefit of any insolvency or creditor protection laws without the written prior consent of the Support Agreement Lenders, or if a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to the Corporation or any of its material subsidiaries, unless such appointment is made with the prior written consent of the Support Agreement Lenders;
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(ix)	the occurrence of a Material Adverse Change from and after the date of the Support Agreement; or
(x)	if the Recapitalization Transaction has not been completed and the Plan has not been implemented, or any transaction proposed by an Alternative Implementation Process has not been completed, by the Outside Date;

in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms of the Support Agreement, or unless the event giving rise to the termination right is caused by a Support Agreement Lender.

(b)	The Support Agreement may be terminated by the Corporation, by providing written notice to the Support Agreement Lenders in accordance with the Support Agreement, provided that the Corporation is not in default thereunder, upon the occurrence and continuation of any of the following events:
(i)	if the Board decides to proceed with a Superior Transaction as permitted under the Support Agreement;
(ii)	upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which restrains, impedes or prohibits the Recapitalization Transaction or the Plan; or
(iii)	if the Recapitalization Transaction has not been completed and the Plan has not been implemented by the Outside Date.
(c)	The Support Agreement may be terminated at any time by mutual written consent of the Corporation and the Support Agreement Lenders.
(d)	The Support Agreement shall terminate automatically on the Effective Date upon implementation of the Plan or upon implementation of any transaction proposed under an Alternative Implementation Process.
(e)	The Support Agreement, upon its termination, shall be of no further force and effect and each party thereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to the Support Agreement.
(f)	Each party to the Support Agreement shall be responsible and shall remain liable for any breach of the Support Agreement by such party occurring prior to the termination of the Support Agreement.

Investor Rights Agreement

Pursuant to the Support Agreement, the parties thereto have agreed to enter into an Investor Rights Agreement with the Corporation, the principal terms of which are summarized under “Just Energy After the Recapitalization Transaction”.

BACKSTOP COMMITMENT Letter

In connection with the Recapitalization Transaction, the Corporation entered into the Backstop Commitment Letter with the Backstoppers to provide a backstop for the New Equity Subscription Offering.

The following is a summary of the principal terms of the Backstop Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Backstop Commitment Letter, a copy of which is available under the Corporation’s SEDAR profile at www.sedar.com.

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Commitments

Pursuant to the Backstop Commitment Letter, the Backstoppers have agreed, severally and not jointly, to:

a)	subscribe for and receive its New Equity Subscription at the price of C$3.412 per Common Share as set forth in the Plan and in accordance with the terms of the New Equity Subscription Offering and the New Equity Subscription Offering Documentation;
b)	subscribe for and receive its Backstop Percentage of the Unsubscribed Shares (the commitments under this subsection (b), the “Primary Commitments”); and
c)	subscribe for and receive its Backstop Percentage of Offered Shares issuable pursuant to the New Equity Subscription Offering arising from any event where an Eligible Securityholder subscribes for any portion of the Offered Shares issuable pursuant to the New Equity Subscription Offering and fails to fulfill its subscription obligations by the Participation Deadline (the “Defaulted Subscription Shares”, and together the Unsubscribed Shares and the Defaulted Subscription Shares, the “Backstopped Shares”) (the commitments under this subsection (c), the “Secondary Commitments” and, together the Primary Commitments and the Secondary Commitments, the “Commitments”),

and, in the case of (b) and (c) above, at a price of US$2.49 per Common Share (the “Subscription Price”) and upon the terms and subject to the conditions set forth or referred to in the Backstop Commitment Letter and the New Equity Subscription Offering Documentation and, in each case, subject to the terms of the Plan and the issuance of the Final Order.

To the extent that the aggregate amount of the Primary Commitments and the Secondary Commitments of the Backstoppers is less than US$20,350,000, the Corporation has agreed to issue to the Backstoppers the Additional Subscription Shares pursuant to the Plan and each Backstopper is severally and not jointly committed to the Corporation to, pursuant to the Plan (without duplication), subscribe for and receive its Backstop Percentage of the Additional Subscription Shares (the subscriptions under this paragraph, the “Additional Subscriptions”), at the Subscription Price and upon the terms and subject to the conditions set forth or referred to in the Backstop Commitment Letter and the New Equity Subscription Offering Documentation and subject to the terms of the Plan and the issuance of the Final Order.

In the event a Backstopper fails to fund any of its Commitments, its Additional Subscriptions or its New Equity Subscription in accordance with the Backstop Commitment Letter and the New Equity Subscription Offering Documentation (a “Defaulting Backstopper”), then each non-Defaulting Backstopper shall have the right, but not the obligation, to assume such Defaulting Backstopper’s Commitments and Additional Subscriptions. If more than one (1) non-Defaulting Backstopper elects to assume a Defaulting Backstopper’s Commitments and Additional Subscriptions, the New Common Shares underlying such Commitments and Additional Subscriptions shall be allocated among such non-Defaulting Backstoppers based on their respective Backstop Percentage (calculated without including the Backstop Commitment allocation of the Defaulting Backstopper).

If any Commitments of a Backstopper have not been funded in full by the Effective Date, (i) all Commitments, Additional Subscriptions and New Equity Subscriptions made pursuant to the Backstop Commitment Letter and under the New Equity Subscription Offering Documentation, as applicable, shall be null and void and of no further force and effect, (ii) all amounts held in escrow shall be returned to the Eligible Securityholders in accordance with the terms of the Escrow Agreement or other escrow arrangements agreed to by the Corporation, and (iii) the Backstop Commitment Letter shall automatically terminate.

If any Additional Subscriptions have not been funded in full by the Effective Date, (A) the Corporation shall be permitted to implement the Plan without such unfunded Additional Subscriptions, and (B) all Backstoppers shall remain bound by the Backstop Commitment Letter and the Plan and obligated to perform all of their respective obligations arising hereunder and thereunder.

Fees

Pursuant to the Backstop Commitment Letter:

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a)	the Corporation has agreed to pay the Backstop Commitment Fee to the Initial Backstoppers, which Backstop Commitment Fee shall be fully earned on and payable to each Initial Backstopper on the Effective Date; provided that, such Initial Backstopper has funded its Commitments and Additional Subscriptions in accordance with the terms hereof. The Backstop Commitment Fee shall be payable to the Initial Backstoppers in cash in immediately available funds; provided, however, that, pursuant to the Plan, the Backstop Commitment Fee shall be irrevocably applied on the Effective Date by the Initial Backstoppers to purchase the Backstop Commitment Fee Shares and each Initial Backstopper shall receive its Backstop Percentage of the Backstop Commitment Fee Shares. In the event the Corporation exercises its rights under the Backstop Commitment Letter to assign all of the rights and obligations of the Initial Backstoppers, the Initial Backstoppers shall nonetheless remain entitled to be paid the full amount of the Backstop Commitment Fee by the Corporation; and
b)	the Corporation has agreed to pay the Backstop Funding Fee to the Backstoppers which Backstop Funding Fee shall be fully earned on and payable to each Backstopper on the Effective Date; provided that, such Backstopper has funded its Commitments and Additional Subscriptions in accordance with the terms hereof. The Backstop Funding Fee shall be payable to the Backstoppers in cash in immediately available funds; provided, however, that, pursuant to the Plan, the Backstop Funding Fee shall be irrevocably applied on the Effective Date by the Backstoppers to purchase the Backstop Funding Fee Shares and each Backstopper shall receive its Backstop Percentage of the Backstop Funding Fee Shares.

Conditions

Each Backstopper’s obligation to fulfill its Commitments, New Equity Subscriptions and Additional Subscriptions and consummate the transactions contemplated by the Backstop Commitment Letter shall be subject to the satisfaction of certain conditions, including:

a)	the representations and warranties of the Corporation set forth in the Backstop Commitment Letter shall be true and correct in all material respects, except that representations and warranties given as of a specified date shall be true and correct in all material respects as of such date;
b)	the Corporation shall have complied in all material respects with each covenant and obligation in the Backstop Commitment Letter and the New Equity Subscription Offering Documentation;
c)	the Corporation shall not have issued any Common Shares, Preferred Shares or other securities of the Corporation, or incurred any new debt obligations, except as provided for in the Plan;
d)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made by any Governmental Entity, and no action or investigation shall have been announced or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction, including relating to the halting (other than in respect of a temporary halt pending the announcement of news of the Recapitalization Transaction) or suspension of trading in securities of the Just Energy Entities or the prohibition of the sale of the New Common Shares, that restrains or prohibits (or if granted could reasonably be expected to restrain or inhibit) the transactions contemplated hereby, the New Equity Subscription Offering or any material part thereof or requires or purports to require a material variation of the transactions contemplated hereby or the New Equity Subscription Offering;
e)	the Corporation will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of the TSX, the NYSE and all other Governmental Entities and any other person required in connection with the New Equity Subscription Offering or the transactions contemplated hereby, including the listing and posting for trading on the TSX and NYSE of the New Common Shares;
f)	all necessary filings, approvals, orders, rulings and consents of all applicable Governmental Entities in respect of the specified matters required in connection with the New Equity Subscription Offering or the transactions contemplated hereby which are required to be made or obtained by each Backstopper will have been made and/or obtained; and
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g)	all conditions set forth in the Plan (including the issuance of the Final Order providing for, among other things, the comprehensive releases set forth in the Term Sheet) and the Support Agreement shall have been satisfied or will be satisfied concurrently with the closing of the transactions contemplated therein and in the Backstop Commitment Letter and the Plan shall be effective as of the closing of the New Equity Subscription Offering.

Backstopper Termination Events

The Backstop Commitment Letter may be terminated by the Initial Backstoppers by the delivery to the Corporation of a written notice upon the occurrence and during the continuation of any of the following events:

a)	the occurrence of a material breach of the Backstop Commitment Letter by the Corporation that, if capable of being cured, is not cured within five (5) Business Days (or such shorter period prior to the Effective Date) after receipt of written notice of such failure or default;
b)	the breach of any representation, warranty or covenant of the Corporation made in the Backstop Commitment Letter that could reasonably be expected to have a material adverse impact on the transactions contemplated thereby, the Recapitalization Transaction or the consummation of the Plan that (if susceptible to cure) remains uncured within five (5) Business Days (or such shorter period prior to the Effective Date) after the receipt by the Corporation of written notice of such breach;
c)	upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the transactions contemplated by the Backstop Commitment Letter, the Recapitalization Transaction or the Plan, which materially restrains, impedes or prohibits the transactions contemplated the Backstop Commitment Letter, the Recapitalization Transaction or the Plan; or
d)	upon the termination of the Support Agreement.

Assignment

Other than as set forth below, neither the Corporation nor any Backstopper shall have any right to sell, transfer, negotiate or assign their rights and obligations under the Backstop Commitment Letter, and any such sale, transfer, negotiation or assignment shall be void ab initio.

a)	Prior to July 18, 2020, the Corporation, on behalf of the Initial Backstoppers, had the right to sell, transfer, negotiate and assign all, but not less than all, of the rights and obligations of the Initial Backstoppers under the Backstop Commitment Letter (other the rights and obligations granted to the Initial Backstoppers pursuant to Section 2(a) and Section 9(a) thereof) and all of the Commitments of such Initial Backstoppers thereunder to one or more Persons, but only if such Person had made a superior proposal to the Corporation in respect of the rights, obligations and Commitments under the Backstop Commitment Letter. No additional backstoppers were identified that were willing to provide at least C$100 million on terms that are superior to the Initial Backstop Commitment.
b)	Prior to July 23, 2020, the Corporation shall, on behalf of the Initial Backstoppers, be permitted to sell, transfer, negotiate and assign the rights and obligations of the Initial Backstoppers under the Backstop Commitment Letter in respect of up to 50% of the Commitments of the Initial Backstoppers thereunder (other than the rights and obligations granted to the Initial Backstoppers pursuant to Section 2(a) and Section 9(a) thereof) to one or more Persons, but only if each such Person has executed a Joinder thereto.

alternative IMPLEMENTATION PROCESS

Pursuant to the Support Agreement, in the event that it is determined by the Corporation and the Term Loan Debtholders that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and, if practicable, consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, which may include proceedings under the Companies’ Creditors Arrangement Act wherein the Corporation’s Convertible Debentures, Preferred Shares and Common Shares are extinguished for no consideration, as determined by the Corporation and the Term Loan Debtholders. See “Support Agreement”.

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In the event that the Corporation proceeds to implement the Recapitalization Transaction by way of an Alternative Implementation Process, there may be no recovery of any kind or amount available for the current Shareholders and the current Convertible Debentureholders.

Treatment of Equity Compensation Awards

Pending completion of the Recapitalization Transaction, the Corporation has suspended the ability of holders of RSGs, PBGs and DSGs to exercise such awards. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Common Share Consolidation. In addition, the outstanding grant balances available for awards under all equity compensation plans in effect before the Effective Time will be adjusted by dividing such grant balances by 33. Following the implementation of the Recapitalization Transaction, the Corporation anticipates that the New Board will issue an appropriate number of RSGs, PBGs and DSGs to account for holders of RSGs, PBGs and DSGs being unable to participate in the New Equity Subscription Offering, provided that such issuance will not result in an increase in the post-Common Share Consolidation grant balances of more than 79,040 Common Shares. As contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan”.

Management Incentive Plan

At the Annual Meeting, Common Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the TSX MIP Resolution approving the adoption of a new management equity incentive plan (the “Management Incentive Plan”) for Just Energy being implemented concurrently with the completion of the transactions contemplated in the Plan. The Management Incentive Plan will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the Board of Directors of Just Energy (or the applicable compensation committee) following the Effective Date.

The aggregate number of Common Shares that may be issued pursuant to the Management Incentive Plan shall not exceed 5% of the Common Shares outstanding from time to time.

The rules of the TSX require that every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum number of securities issuable must be approved by shareholders.

While the specific terms of the Management Incentive Plan shall be determined by the Board of Directors of Just Energy (or the applicable compensation committee) following the Effective Date, the Management Incentive Plan shall include the following terms:

Eligibility

Certain Just Energy employees, consultants and directors will be eligible to participate in the Management Incentive Plan. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the Management Incentive Plan. The Board will have sole and complete authority, in its discretion, to determine the individuals to whom grants may be made.

Limits on Grants

The maximum aggregate number of Common Shares that can be issued, at any time or within any one year period, to insiders of Just Energy under the Management Incentive Plan, and any other Just Energy security based compensation arrangements involving the Common Shares, will be 10% of the number of Common Shares issued and outstanding.

Stock Option Terms

Stock options granted pursuant to the Management Incentive Plan shall not be granted with an exercise price below the shares’ fair market value and shall not have a term exceeding 10 years.

Amendment

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The Board may from time to time, without notice to or approval of the holders of Common Shares, amend, modify, change, suspend or terminate the Management Incentive Plan or any outstanding award, as the Board determines appropriate. However, the Board will not be able to alter, suspend or terminate the Management Incentive Plan or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the Management Incentive Plan or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the Management Incentive Plan (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required only for any amendment, modification or change that (i) increases the number of Common Shares available for issuance under the Management Incentive Plan or the individual award limitations specified in the Management Incentive Plan (except with respect to adjustments to reflect proportionately any share consolidation, stock split or stock dividend merger, amalgamation, reorganization or similar transaction), (ii) expands the classes of persons eligible for participation in the Management Incentive Plan, (iii) reduces the exercise price of a stock option, including below the share’s market price (as such term is defined in the Management Incentive Plan), (iv) extends the term of any award granted under Management Incentive Plan beyond its original expiration date (except where an expiration date would have fallen within a blackout period of Just Energy), (v) permits awards to be transferred to a person other than a permitted assign (as such term is defined in the Management Incentive Plan) or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Just Energy.

No Assignment

The interest of any participant under the Management Incentive Plan shall not be transferable, assignable or alienable by him or her either by pledge, assignment or in any manner whatsoever other than for normal estate settlement purposes.

NYSE NOTIFICATION LETTER

On March 24, 2020, the Corporation announced that on March 23, 2020 it received written notification from the New York Stock Exchange that it was not in compliance with the standard set forth in Rule 802.01C of the NYSE Listed Company Manual that requires listed companies to maintain an average closing share price of at least US$1.00 over a consecutive 30 trading-day period. This notification is not discretionary and is sent when a listed company’s share price falls below the NYSE’s minimum price listing standard. The Corporation has six months following the receipt of the noncompliance notice to cure the deficiency and regain compliance. Under the NYSE rules, the Corporation can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, its common stock has a closing share price of at least US$1.00 and an average closing share price of at US$1.00 over the 30 trading-day period ending on the last trading day of that month. Failure to regain compliance during the cure period or the Corporation’s failure to maintain other listing requirements could lead to a delisting. During this period, the Corporation’s common stock will continue trading on the NYSE under its existing ticker symbol, with the addition of a suffix indicating the “below compliance” status of its common stock, as “JE.BC.” The trading of Just Energy’s shares on the Toronto Stock Exchange remains unaffected. The notice does not affect the Corporation’s business operations, or its Securities and Exchange Commission reporting requirements, and does not conflict with or cause an event of default under any of the Corporation’s material debt agreements. The six-month period was subsequently extended to December 2, 2020, by the NYSE due to COVID-19.

Upon completion of the Recapitalization Transaction, including the consolidation of the Common Shares, the Corporation expects that it will be in compliance with the standard set forth in Rule 802.01C of the NYSE Listed Company Manual.

Certain Regulatory and Other Matters Relating to the Recapitalization Transaction

United States

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of securities in the United States in respect of new securities to be received by them pursuant to the Arrangement. All recipients of securities of Just Energy pursuant to the Arrangement are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them in connection with the Arrangement complies with applicable U.S. securities laws.

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The following discussion does not address the Canadian Securities Laws considerations or requirements that will apply to the securities of Just Energy issued pursuant to the Arrangement. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Canada”.

Registration Requirements of the 1933 Act

The new securities to be issued under the Plan in exchange for outstanding securities of Just Energy have not been and will not be registered under the 1933 Act. All securities being issued under the Plan (other than the Offered Shares issuable pursuant to the New Equity Subscription Offering) are being issued in reliance on the Section (3)(a)(10) exemption from registration on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected, and corresponding exemptions from registration or qualification requirements under the securities laws of each state of the United States in which holders of securities of Just Energy that are being exchanged pursuant to the Arrangement are located. The Section 3(a)(10) exemption exempts from registration securities that are being issued in exchange for outstanding securities, claims or property interests where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to all of the securities being issued pursuant to the Arrangement other than the Offered Shares issuable pursuant to the New Equity Subscription Offering.

The Offered Shares issuable pursuant to the New Equity Subscription Offering (other than any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers in such) will be registered under the 1933 Act pursuant to a registration statement on Form F-7 filed by Just Energy with the U.S. Securities and Exchange Commission, and will not be subject to any resale restrictions under the 1933 Act other than, in the case of an affiliate of Just Energy, the affiliate resale restrictions of Rule 144 under the 1933 Act. Any Offered Shares issued to the Initial Backstoppers or the Additional Backstoppers in their capacities as Backstoppers pursuant to the New Equity Subscription Offering will either be issued outside the United States in accordance with Regulation S under the 1933 Act, or will be issued in the United States and to U.S. persons (within the meaning of Regulation S) pursuant to an exemption from the registration requirements of the 1933 Act, and will be subject to applicable resale restrictions under the 1933 Act.

Resales of Securities Issued Pursuant to Section 3(a)(10) under the 1933 Act

Persons who are not affiliates of Just Energy after the Arrangement and who have not been affiliates of Just Energy within three months of the date of the Arrangement may resell the securities that they receive pursuant to the Section 3(a)(10) exemption (being all securities issued under the Arrangement other than Offered Shares issuable pursuant to the New Equity Subscription Offering) without restriction under the 1933 Act. A person who is or will be an “affiliate” of Just Energy after the Recapitalization Transaction and within three months of the date of a proposed resale of securities will be subject to certain restrictions on resale imposed by the 1933 Act on resales of securities by an affiliate of the issuer. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

In general, under Rule 144, persons who are affiliates of an issuer at or at any time within three months prior to a proposed resale of securities of the issuer may resell securities of the issuer in accordance with the affiliate sale provisions of Rule 144, which include a notice filing requirement and restrictions on volume and manner of sale, including a requirement that the number of such securities sold does not exceed, during any three-month period, the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of filing of the sale notice. Persons who are affiliates of Just Energy after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Just Energy and for three months thereafter.

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Canada

The issuance of the Common Shares pursuant to the Recapitalization Transaction and the New Term Loans will be exempt from the prospectus and registration requirements under Canadian Securities Laws. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian Securities Laws, including statutory rights of rescission or damages, will not be available in respect of such new securities to be issued pursuant to the Recapitalization Transaction. The Common Shares and the New Term Loans issued pursuant to the Recapitalization Transaction will generally be “freely tradeable” under Canadian Securities Laws if the following conditions (as specified in National Instrument 45-102 – Resale of Securities) (“NI 45-102”) are satisfied: (i) the trade is not a “control distribution” (as defined in NI 45-102); (ii) no unusual effort is made to prepare the market or to create a demand for the shares that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an Insider or officer of the issuer, the selling shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

Stock Exchange Listing

The Common Shares are currently listed on the TSX and the NYSE, and Just Energy will apply to the TSX for the required TSX Conditional Listing Approval for the Offered Shares, Backstop Commitment Fee Shares, Backstop Funding Fee Shares and Additional Subscription Shares.

Expenses

The estimated cash fees, costs and expenses payable by Just Energy in connection with the completion of the Recapitalization Transaction including, without limitation, financial advisory fees, filing fees, lending commitment fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately C$17.5 million, excluding, for greater certainty, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares.

JUST ENERGY After the Recapitalization Transaction

Share Capital

After the Recapitalization Transaction is implemented, the authorized capital of Just Energy will consist of an unlimited number of Common Shares. On the Effective Date, after giving effect to the Recapitalization Transaction and the New Equity Subscription Offering and the issuance of the Backstop Commitment Fee Shares and Backstop Funding Fee Shares, approximately 46.6 million Common Shares will be issued and outstanding assuming no Additional Subscription Shares are issued.

Principal Shareholders

After completion of the Recapitalization Transaction and assuming full funding of the Backstop Commitment by the Backstoppers, it is anticipated that the principal Shareholders will be LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP, which would collectively own 56% of the outstanding Common Shares.

New Directors

Following implementation of the Plan, the Board will be comprised of the following seven directors, of which five out of seven will be new directors and of which five out of seven will be independent: James Bell, Scott Gahn, Tony Horton, Steven Murray, Dallas Ross, Steven Schaefer and Marcie Zlotnik. See “Description of the Recapitalization Transaction – Appointment of Directors”.

Investor Rights Agreement

Pursuant to the Support Agreement, Just Energy agreed to execute an investor rights agreement with the Initial Backstoppers on or before the Effective Date (the “Investor Rights Agreement”) providing for the substantive Support Agreement Lender rights set forth below:

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a)	at all times following the Effective Date but subject to a mutually satisfactory transition process and period of not more than thirty (30) days, the Support Agreement Lenders shall be entitled to designate one individual for election or appointment to the Just Energy Board or, whenever the Support Agreement Lenders collectively hold twenty percent (20%) or more of the Common Shares, the Support Agreement Lenders shall be entitled to designate two individuals for election or appointment to the Just Energy Board, all in addition to such rights of nomination as the Support Agreement Lenders have under the amended Term Loan Agreement;
b)	the size of the Just Energy Board shall be capped at no more than seven persons;
c)	the offices of the Corporation’s Chief Executive Officer and Chair of the Just Energy Board shall be held by different persons;
d)	registration rights:
1.	All Common Shares of the Corporation held by the Support Agreement Lenders will be deemed “Registrable Securities.”
2.	Commencing six months following the Effective Date, persons holding not less than 50% of the Registrable Securities may request up to two (consummated) U.S. registrations and/or Canadian prospectus qualifications by the Corporation of their shares in either the United States or Canada as such persons may elect. The aggregate minimum amount to be registered in any such registration may not be less than C$25 million. A registration will count for this purpose only if (i) all Registrable Securities requested to be registered are registered and sold, and (ii) it is closed, or withdrawn at the request of the Support Agreement Lenders (other than as a result of a material adverse change to the Corporation).
3.	The holders of Registrable Securities will be entitled to “piggyback” registration rights on all registration statements and/or Canadian prospectus filings of the Corporation, subject to the right, however, of the Corporation and its underwriters to reduce the number of shares proposed to be registered on a pro rata basis if the underwriters determine the full number of shares cannot be sold after taking into account the number of shares proposed to be sold by the Corporation, which will have priority over any other sales. In all events, the shares to be registered by holders of Registrable Securities will be reduced only after all other shareholders’ shares are reduced.
4.	The Corporation shall not be obligated to effect any registration if (i) the effect of any registration would materially impede the ability of Corporation to consummate a significant transaction or (ii) there exists at the time material non-public information relating to the Corporation the disclosure of which would be seriously detrimental to the Corporation; provided that no registration may be delayed or deferred for longer than a six (6) month period.
5.	The registration expenses (exclusive of share transfer taxes, underwriting discounts and commissions) will be borne by the Corporation. The Corporation will also pay the reasonable fees and expenses of one special counsel to represent all the participating shareholders.
6.	The registration rights shall no longer apply when a Support Agreement Lender’s ownership of the Common Shares is below 10% of the issued and outstanding Common Shares unless such Support Agreement Lender determines, acting reasonably, that it may be part of a control block.

Price Range and Trading Volume for the Existing Common Shares

The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the TSX for the periods indicated:

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2019	High ($)	Low ($)	Volume
July	5.78	4.36	8,666,184
August	4.71	1.43	25,279,837
September	3.33	1.42	25,096,164
October	3.34	2.54	12,125,353
November	3.76	2.54	8,277,128
December	3.53	1.96	11,006,693
2020
January	2.41	1.84	5,724,858
February	2.14	1.01	8,366,281
March	1.38	0.51	12,001,370
April	0.83	0.58	4,947,217
May	0.68	0.51	4,724,672
June	1.20	0.53	9,092,722
July (to July 17)	0.78	0.47	6,296,478

The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the NYSE for the periods indicated:

2019	High ($)	Low ($)	Volume
July	4.42	3.30	9,102,884
August	3.56	1.08	27,279,679
September	2.52	1.08	48,540,117
October	2.57	1.91	22,019,888
November	2.84	1.92	12,138,215
December	2.65	1.50	16,513,059
2020
January	1.85	1.40	10,023,084
February	1.62	0.76	16,265,592
March	1.05	0.35	17,946,355
April	0.59	0.41	12,349,856
May	0.48	0.36	10,117,359
June	0.90	0.39	30,457,663
July (to July 17)	0.58	0.34	30,919,345

Legal Proceedings

Just Energy is involved in various legal claims, which are described in the 2020 AIF under the heading “Legal Proceedings and Regulatory Actions” (pages 29 through 30) and in the 2020 MD&A under the heading “Legal proceedings” (page 36). The 2020 AIF and 2020 MD&A are incorporated by reference in this Proxy Circular and have been publicly filed on the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Voting Parties should review and carefully consider the legal proceedings set forth in the 2020 AIF and 2020 MD&A and consider all other information contained therein and herein and in the Corporation’s other public filings.

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CERTAIN Income Tax Considerations

The following summaries are of a general nature only, based on relevant law, published administrative rules and pronouncements, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Voting Party. Consequently, Voting Parties are urged to consult a tax advisor for advice as to the tax considerations in respect of the completion of the Recapitalization Transaction having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations arising in connection with the completion of the Recapitalization Transaction as generally applicable to Debtholders and Shareholders (“Holders”) who, at all relevant times, for the purposes of the Tax Act: (i) deal at arm’s length with and are not affiliated with the Corporation; (ii) beneficially own their Debt, Preferred Shares and Common Shares (as applicable) including all entitlements to payments thereunder, and will beneficially own their Common Shares, New Equity Subscription Offering Rights and/or New Term Loans (as applicable) including all entitlements to payments thereunder; (iii) hold their Debt, Preferred Shares and Common Shares (as applicable) and will hold their Common Shares, New Equity Subscription Offering Rights and/or New Term Loans (as applicable) as capital property; and (iv) have not entered into or will not enter into, in respect of the Debt, Preferred Shares, Common Shares, New Equity Subscription Offering Rights and New Term Loans as the case may be, a “synthetic disposition arrangement” or a “derivative forward agreement” for purposes of the Tax Act. The Debt, Preferred Shares, Common Shares, New Equity Subscription Offering Rights and New Term Loans will generally be considered to be capital property of a Holder unless either the Holder holds (or will hold) such Debt, Preferred Shares, Common Shares, New Equity Subscription Offering Rights or New Term Loans in the course of carrying on a business or the Holder has acquired such Debt, Preferred Shares, Common Shares, New Equity Subscription Offering Rights or New Term Loans in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act, the current regulations thereto (the “Regulations”) and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in Law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Holders are urged to consult a tax advisor concerning the tax consequences to them of the Recapitalization Transaction.

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the relevant date (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.

Holders Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”). Certain Canadian Holders whose Debt, Preferred Shares, Common Shares or New Term Loans might not otherwise qualify as capital property may, in certain circumstances, treat such Debt, Preferred Shares, Common Shares or New Term Loans (and all other “Canadian securities” as defined in the Tax Act) as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act.

This portion of the summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) that is exempt from tax under Part I of the Tax Act; or (v) that has made a functional currency reporting election under the Tax Act. Such Holders should consult a tax advisor having regard to their particular circumstances.

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Additional considerations, not discussed herein, may be applicable to a Holder that, or that does not deal at arm’s length for purposes of Tax Act with a corporation resident in Canada that, is or becomes, as part of a series of transactions or events that includes the acquisition of Common Shares or New Term Loans, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Debtholders or Shareholders should consult a tax advisor with respect to the Canadian income tax consequences to them of the transactions under the Arrangement.

Common Share Consolidation

A Canadian Holder of Existing Common Shares will not generally realize a capital gain or a capital loss as a result of the Common Share Consolidation, and the aggregate adjusted cost base of the Common Shares received by a Canadian Holder on the Common Share Consolidation will be equal to the aggregate adjusted cost base of the Existing Common Shares held by such Canadian Holder immediately prior to the Common Share Consolidation. Notwithstanding the foregoing, a Canadian Holder who does not receive any Common Shares or other consideration on the Common Share Consolidation will realize a capital loss equal to the adjusted cost base of such Canadian Holder’s Existing Common Shares immediately prior to the Common Share Consolidation.

Interest on Senior Unsecured Debt

Any Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the Senior Unsecured Debt up to the Effective Date or that become receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Senior Unsecured Debt received or receivable by such Canadian Holder (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Senior Unsecured Debt that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Senior Unsecured Debt, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is settled and forgiven for no consideration as part of the Recapitalization Transaction.

Repayment of Portion of Principal Amount of Senior Unsecured Debt

As part of the Recapitalization Transaction, the issuance of a New Equity Subscription Offering Right to a Canadian Holder of a Senior Unsecured Debt will be deemed to be an in-kind repayment of a portion of the principal amount of such Senior Unsecured Debt on the Record Date in an amount equal to the Offering Right Value in respect of such New Equity Subscription Offering Right. The tax consequences applicable to the receipt of a cash payment of a debt obligation will apply in respect of such in-kind repayment.

The cost to a Canadian Holder of Senior Unsecured Debt of the New Equity Subscription Offering Rights received will be equal to the Offering Right Value of such New Equity Subscription Offering Rights.

Exchange of Senior Unsecured Debt

The summary below does not apply in respect of a Canadian Holder that is a Term Loan Debtholder. Such Holders are urged to consult their own tax advisors with respect to the tax consequences arising on the exchange of their Senior Unsecured Debt.

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On the exchange of the Senior Unsecured Debt for New Term Loans and Senior Unsecured Debtholder Exchange Shares, a Canadian Holder will be considered to have disposed of its Senior Unsecured Debt for proceeds of disposition equal to the aggregate fair market value of the New Term Loans and Senior Unsecured Debtholder Exchange Shares received in exchange for such Senior Unsecured Debt (not including any amount considered to have been paid on account of interest). A Canadian Holder will generally realize a capital gain if the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed the adjusted cost base to the Canadian Holder of such Senior Unsecured Debt with the amount of such capital gain being equal to such excess. A Canadian Holder will generally realize a capital loss if the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, is less than the adjusted cost base to the Canadian Holder of such Senior Unsecured Debt. The amount of such capital loss will be equal to the amount by which the Canadian Holder’s adjusted cost base of such Senior Unsecured Debt exceeds the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition (the “Capital Loss Otherwise Determined”), multiplied by the proportion that the aggregate fair market value of the Senior Unsecured Debtholder Exchange Shares received by the Canadian Holder is of the proceeds of disposition to the Canadian Holder. The income tax treatment of any such capital gain or capital loss is described below under “Taxation of Capital Gains and Capital Losses”.

A Canadian Holder will be considered to have acquired the New Term Loans on the exchange at a cost equal to the fair market value of such New Term Loans at the time of the exchange provided the Canadian Holder does not realize a capital loss on the exchange of the Senior Unsecured Debt. If the Canadian Holder realizes a capital loss on the exchange of the Senior Unsecured Debt, the Canadian Holder will be considered to have acquired the New Term Loans on the exchange at a cost equal to the fair market value of such New Term Loans, plus an amount equal to the excess of the taxpayer’s Capital Loss Otherwise Determined over the amount of the capital loss realized by the Canadian Holder on the exchange of the Senior Unsecured Debt.

A Canadian Holder will be considered to have acquired the Senior Unsecured Debtholder Exchange Shares on the exchange at a cost equal to the fair market value of such Senior Unsecured Debtholder Exchange Shares at the time of the exchange. The adjusted cost base to a Canadian Holder of the Senior Unsecured Debtholder Exchange Shares at a particular time will generally be determined by averaging the cost of such Senior Unsecured Debtholder Exchange Shares with the adjusted cost base of any other Common Shares held by such Canadian Holder as capital property at that time.

Interest on Convertible Debentures

As part of the Recapitalization Transaction, all accrued and unpaid interest outstanding in respect of the $100M Convertible Debentures as of June 30, 2020 will be paid in full. A Canadian Holder of the $100M Convertible Debentures will be required to include all such interest in computing its income under the Tax Act for the taxation year in which the Effective Date occurs, to the extent such amount has not otherwise been included in income in a preceding taxation year, subject to the rules discussed above.

Any Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the Convertible Debentures after June 30, 2020 (in respect of the $100M Convertible Debentures) or for the year (in respect of the other Convertible Debentures) up to the Effective Date or that becomes receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Convertible Debentures received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) after June 30, 2020 (in respect of the $100M Convertible Debentures) or for the year (in respect of the other Convertible Debentures) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Convertible Debentures that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Convertible Debentures, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is settled and forgiven for no consideration as part of the Recapitalization Transaction.

Repayment of Portion of Principal Amount of Convertible Debentures

As part of the Recapitalization Transaction, the issuance of a New Equity Subscription Offering Right to a Canadian Holder of a Convertible Debenture will be deemed to be an in-kind repayment of a portion of the principal amount of such Convertible Debenture on the Record Date in an amount equal to the Offering Right Value in respect of such New Equity Subscription Offering Right. The tax consequences applicable to the receipt of a cash payment of a debt obligation will apply in respect of such in-kind repayment.

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The cost to a Canadian Holder of a Convertible Debenture of the New Equity Subscription Offering Rights received will be equal to the Offering Right Value of such New Equity Subscription Offering Rights.

Exchange of Convertible Debentures

On the exchange of the Convertible Debentures for Convertible Debenture Exchange Shares, a Canadian Holder should be considered to have disposed of its Convertible Debentures for proceeds of disposition equal to the aggregate fair market value of the Convertible Debenture Exchange Shares received in exchange for such Convertible Debentures. In general terms, a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Convertible Debentures. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

A Canadian Holder will be considered to have acquired the Convertible Debenture Exchange Shares on the exchange at a cost equal to the fair market value of such Convertible Debenture Exchange Shares at the time of the exchange. The adjusted cost base to a Canadian Holder of the Convertible Debenture Exchange Shares at a particular time will generally be determined by averaging the cost of such Convertible Debenture Exchange Shares with the adjusted cost base of any other Common Shares held by such Canadian Holder as capital property at that time.

Exchange of Preferred Shares for Preferred Shareholder Exchange Shares and New Equity Subscription Offering Rights

A Canadian Holder that exchanges Preferred Shares in its capacity as a Holding Preferred Shareholder will not generally realize a capital gain or a capital loss as a result of the exchange of such Preferred Shares for Preferred Shareholder Exchange Shares and New Equity Subscription Offering Rights, provided that the aggregate adjusted cost base to such Holder of the Preferred Shares so exchanged exceeds the fair market value of the New Equity Subscription Offering Rights received by such Holder. If the fair market value of the New Equity Subscription Offering Rights received by a Canadian Holder that exchanges Preferred Shares in its capacity as a Holding Preferred Shareholder exceeds the aggregate adjusted cost base to such Holder of the Preferred Shares so exchanged, the Canadian Holder will realize a capital gain in the amount of such excess. The income tax treatment of any such capital gain is described below under “Taxation of Capital Gains and Capital Losses”.

The cost of the New Equity Subscription Offering Rights to a Canadian Holder that exchanges Preferred Shares in its capacity as a Holding Preferred Shareholder will be equal to the fair market value of such New Equity Subscription Offering Rights. The cost to such Canadian Holder of the Preferred Shareholder Exchange Shares will be equal to the difference, if any, between the adjusted cost base of such Canadian Holder’s Preferred Shares immediately prior to the exchange less the fair market value of the New Equity Subscription Offering Rights received by the Canadian Holder. The adjusted cost base to such Canadian Holder of the Preferred Shareholder Exchange Shares at any time will be determined by averaging the cost of such Preferred Shareholder Exchange Shares with the adjusted cost base of any other Common Shares owned by the Canadian Holder as capital property at that time.

Exchange of Preferred Shares for Preferred Shareholder Exchange Shares

A Canadian Holder that exchanges Preferred Shares other than as a Holding Preferred Shareholder will not generally realize a capital gain or a capital loss as a result of the exchange of Preferred Shares for Preferred Shareholder Exchange Shares. The aggregate adjusted cost base of the Preferred Shareholder Exchange Shares received by a Canadian Holder on the exchange of Preferred Shares for such Preferred Shareholder Exchange Shares will be equal to the aggregate adjusted cost base of the Preferred Shares held by such Canadian Holder immediately prior to the exchange. The adjusted cost base to such Canadian Holder of the Preferred Shareholder Exchange Shares at any time will be determined by averaging the cost of such Preferred Shareholder Exchange Shares with the adjusted cost base of any other Common Shares owned by the Canadian Holder as capital property at that time. Notwithstanding the foregoing, a Canadian Holder who does not receive any Preferred Shareholder Exchange Shares or other consideration on the exchange will realize a capital loss equal to the adjusted cost base of such Canadian Holder’s Preferred Shares immediately prior to the exchange.

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Issuance of New Equity Subscription Offering Rights to Common Shareholder

The cost of a New Equity Subscription Offering Right to a Canadian Holder of Common Shares will be nil.

Exercise of New Equity Subscription Offering Rights

No gain or loss will be realized by a Canadian Holder upon the exercise of a New Equity Subscription Offering Right. The cost of the Canadian Holder of each Offered Share acquired upon the exercise of a New Equity Subscription Offering Right will be equal to the Canadian Holder’s adjusted cost base of the New Equity Subscription Offering Right immediately before the exercise thereof plus the subscription price for such Offered Shares. The adjusted cost base to the Canadian Holder of each Offered Share acquired upon the exercise of a New Equity Subscription Offering Right will then be determined by averaging the cost of such Offered Share with the adjusted cost base of any other Common Shares owned by the Canadian Holder as capital property at that time.

Interest on New Term Loans

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the New Term Loans that accrues to it or is deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the New Term Loans received or receivable by the Canadian Holder in the year (depending on the method regularly followed by the Canadian Holder in computing income) except to the extent such interest was otherwise included in its income for the year or a preceding year.

Disposition of New Term Loans

On a disposition or deemed disposition of New Term Loans (including on redemption, repurchase for cancellation or repayment on maturity), a Canadian Holder will generally be required to include in computing income for the taxation year in which the disposition occurs the amount of any interest accrued or deemed to accrue to the date of such disposition or deemed disposition, or that become receivable or is received on or before the date of disposition, except to the extent that such interest has already been included in computing the Canadian Holder’s income for the year or a preceding year. Where the Canadian Holder has disposed of the New Term Loans for consideration equal to its fair market value, the Canadian Holder may be entitled to a deduction to the extent that the aggregate amount of interest included in computing the Canadian Holder’s income for the year of disposition or a previous year, exceeds amounts received or receivable in respect of such interest. Canadian Holders are advised to consult with their own tax advisors in these circumstances.

In general terms, a disposition or deemed disposition of New Term Loans will result in a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of the New Term Loans immediately before the disposition. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Dividends on Common Shares

Dividends and deemed dividends received on the Common Shares will be included in a Canadian Holder’s income for purposes of the Tax Act. Dividends received by a Canadian Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules provided for under the Tax Act. The Corporation may for these purposes designate all or a portion of such dividends as “eligible dividends”, which may entitle the recipient to the enhanced dividend tax credit. A Canadian Holder that is a corporation will include such dividends received by it in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) is generally liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

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In certain circumstances, a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation will be taxable as proceeds of disposition or a capital gain, rather than as a dividend. Canadian Holders that are corporations are urged to contact a tax advisor.

Disposition of Common Shares

Generally, a Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of Common Shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Common Shares. The tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted from taxable capital gains realized by the Canadian Holder in the year. Allowable capital losses in excess of taxable capital gains realized for a taxation year may be carried back three years or forward indefinitely, subject to the rules in the Tax Act. The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a share may be reduced by the amount of dividends previously received or deemed to have been received by it on such share (or on a share for which the share has been substituted) subject to the rules in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust.

Additional Refundable Tax

A Canadian Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax, a portion of which may be refundable, on certain investment income including amounts in respect of interest and net taxable capital gains.

Alternative Minimum Tax

A Canadian Holder that is an individual (other than certain trusts) may be subject to alternative minimum tax under the Tax Act if the Canadian Holder realizes capital gains or receives dividends on Common Shares.

Eligibility for Investment

Provided that the Common Shares of the corporation are listed on a designated stock exchange (which includes the TSX) at the relevant time, the Common Shares, New Equity Subscription Offering Rights and the New Term Loans will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”), registered education savings plan (“RESP”) and tax-free savings account (“TFSA”).

Notwithstanding that the Common Shares, New Equity Subscription Offering Rights and the New Term Loans may be a qualified investment for a trust governed by a RRSP, RRIF, RDSP, RESP or TFSA, the holder of or annuitant under such plan will be subject to a penalty tax if such Common Shares, New Equity Subscription Offering Rights or New Term Loans are a “prohibited investment” under the Tax Act for such RRSP, RRIF, RDSP, RESP or TFSA. The Common Shares, New Equity Subscription Offering Rights or New Term Loans will generally not be a “prohibited investment” for a RRSP, RRIF, RDSP, RESP or TFSA unless the holder or subscriber of or annuitant under such plan has a “significant interest” (as defined in subsection 207.01(f) of the Tax Act) in or does not deal at arm’s length with the Corporation. In addition, the Common Shares will generally not be a “prohibited investment” if they are “excluded property” for purpose of such rules as defined in the Tax Act.

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Holders Not Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not and is not deemed to be a resident of Canada; (ii) does not use or hold any Debt, Preferred Shares or Common Shares, and will not use or hold any New Term Loans, New Equity Subscription Offering Rights or Common Shares, in carrying on a business in Canada; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the Holder disposes of Debt or New Term Loans; and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (each, a “Non-Resident Holder”).

The following discussion is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of the Corporation or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Corporation. Generally, for this purpose, a “specified shareholder” of a corporation is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the corporation that either: (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the corporation’s capital stock. Such Non-Resident Holders should consult a tax advisor. This summary assumes that no interest paid on the New Term Loans will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act.

In general, it is expected that, and the following discussion assumes that the $150 Million Convertible Bonds, Convertible Debentures, Preferred Shares, New Equity Subscription Offering Rights and the Common Shares do not constitute “taxable Canadian property” of any Non-Resident Holder. Provided that the Preferred Shares or Common Shares, respectively, are listed on a designated stock exchange (which includes the TSX) at the time of a disposition, the Preferred Shares or the Common Shares, respectively, generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding that time: (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length, and (C) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Preferred Shares or Common Shares, as applicable, was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, or (D) options in respect of, interests in, or for civil Law rights in, any of the foregoing properties whether or not such property exists. However, a Non-Resident Holder’s Preferred Shares or Common Shares, as applicable, may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. Provided that the Common Shares are not taxable Canadian property, the $150 Million Convertible Bonds, the Convertible Debentures and the New Equity Subscription Offering Rights will not be taxable Canadian property. The Senior Unsecured Debt is not and the New Term Loans will not be taxable Canadian property.

Common Share Consolidation

A Non-Resident Holder of Existing Common Shares will not be subject to tax under the Tax Act in respect of any disposition of Existing Common Shares arising as a result of the Common Share Consolidation.

Interest on Senior Unsecured Debt

A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act to the extent that any accrued and unpaid in respect of the Senior Unsecured Debt is paid to such Non-Resident Holder.

Repayment of Portion of Principal Amount of Senior Unsecured Debt

As part of the Recapitalization Transaction, the issuance of a New Equity Subscription Offering Right to a Non-Resident Holder of a Senior Unsecured Debt will be deemed to be an in-kind repayment of a portion of the principal amount of such Senior Unsecured Debt on the Record Date in an amount equal to the Offering Right Value in respect of such New Equity Subscription Offering Right. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act in respect of such in-kind repayment.

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The cost to a Canadian Holder of Senior Unsecured Debt of the New Equity Subscription Offering Rights received will be equal to the Offering Right Value of such New Equity Subscription Offering Rights.

Exchange of Senior Unsecured Debt

The summary below does not apply in respect of a Non-Resident Holder that is a Term Loan Debtholder. Such Holders are urged to consult their own tax advisors with respect to the tax consequences arising on the exchange of their Senior Unsecured Debt.

A Non-Resident Holder of Senior Unsecured Debt will be considered to have disposed of its Senior Unsecured Debt upon the exchange of such Senior Unsecured Debt for New Term Loans and Senior Unsecured Debt Exchange Shares on the Effective Date for proceeds of disposition equal to the aggregate principal amount of the New Term Loans and aggregate fair market value of the Senior Unsecured Debt Exchange Shares received by it. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act on such proceeds received on the disposition of Senior Unsecured Debt.

A Non-Resident Holder will be considered to have acquired the Senior Unsecured Debt Exchange Shares at a cost equal to the fair market value of such Senior Unsecured Debt Exchange Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of the Senior Unsecured Debt Exchange Shares at a particular time will generally be determined by averaging the cost of such Senior Unsecured Debt Exchange Shares with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Interest on Convertible Debentures

As part of the Recapitalization Transaction, all accrued and unpaid interest outstanding in respect of the $100M Convertible Debentures as of June 30, 2020 will be paid in full. A Non-Resident Holder should not be subject to Canadian withholding tax or to any other tax under the Tax Act on any accrued and unpaid interest that is paid in respect of the Convertible Debentures.

Repayment of Portion of Principal Amount of Convertible Debentures

As part of the Recapitalization Transaction, the issuance of a New Equity Subscription Offering Right to a Non-Resident Holder of a Convertible Debenture will be deemed to be an in-kind repayment of a portion of the principal amount of such Convertible Debenture on the Record Date in an amount equal to the Offering Right Value in respect of such New Equity Subscription Offering Right. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act in respect of such in-kind repayment.

Exchange of Convertible Debentures

A Non-Resident Holder of Convertible Debentures will be considered to have disposed of its Convertible Debentures upon the exchange of such Convertible Debentures for Convertible Debenture Exchange Shares on the Effective Date for proceeds of disposition equal to the aggregate fair market value of the Convertible Debenture Exchange Shares received by it. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act on such proceeds received on the exchange of Convertible Debentures.

A Non-Resident Holder will be considered to have acquired the Convertible Debenture Exchange Shares at a cost equal to the fair market value of such Convertible Debenture Exchange Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of the Convertible Debenture Exchange Shares at a particular time will generally be determined by averaging the cost of such Convertible Debenture Exchange Shares with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Exchange of Preferred Shares for Preferred Shareholder Exchange Shares and New Equity Subscription Offering Rights

A Non-Resident Holder that exchanges Preferred Shares in its capacity as a Holding Preferred Shareholder will be considered to have disposed of its Preferred Shares upon the exchange of such Preferred Shares for Preferred Shareholder Exchange Shares and New Equity Subscription Offering Rights on the Effective Date for proceeds of disposition equal to the aggregate fair market value of the Preferred Shareholder Exchange Shares and the New Equity Subscription Offering Rights received by it. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act on such proceeds received on the exchange of Preferred Shares.

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A Non-Resident Holder will be considered to have acquired the New Equity Subscription Offering Rights as a cost equal to the fair market value of such New Equity Subscription Offering Rights. A Non-Resident Holder will be considered to have acquired the Preferred Shareholder Exchange Shares at a cost equal to the fair market value of such Preferred Shareholder Exchange Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of the Preferred Shareholder Exchange Shares at a particular time will generally be determined by averaging the cost of such Preferred Shareholder Exchange Shares with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Exchange of Preferred Shares for Preferred Shareholder Exchange Shares

A Non-Resident Holder that exchanges Preferred Shares other than as a Holding Preferred Shareholder will be considered to have disposed of its Preferred Shares upon the exchange of such Preferred Shares for Preferred Shareholder Exchange Shares on the Effective Date for proceeds of disposition equal to the aggregate fair market value of the Preferred Shareholder Exchange Shares received by it. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act on such proceeds received on the exchange of Preferred Shares.

A Non-Resident Holder will be considered to have acquired the Preferred Shareholder Exchange Shares at a cost equal to the fair market value of such Preferred Shareholder Exchange Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of the Preferred Shareholder Exchange Shares at a particular time will generally be determined by averaging the cost of such Preferred Shareholder Exchange Shares with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Issuance of New Equity Subscription Offering Rights to Common Shareholders

The cost of a New Equity Subscription Offering Right to a Non-Resident Holder of Existing Common Shares will be nil.

Exercise of New Equity Subscription Offering Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the exercise of a New Equity Subscription Offering Right. The cost of the Non-Resident Holder of each Offered Share acquired upon the exercise of a New Equity Subscription Offering Right will be equal to the Non-Resident Holder’s adjusted cost base of the New Equity Subscription Offering Right immediately before the exercise thereof plus the subscription price for such Offered Shares. The adjusted cost base to the Non-Resident Holder of each Offered Share acquired upon the exercise of a New Equity Subscription Offering Right will then be determined by averaging the cost of such Offered Share with the adjusted cost base of any other Common Shares owned by the Non-Resident Holder as capital property at that time.

Interest on New Term Loans

A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act in respect of amounts paid or credited, or deemed to have been paid or credited, by the Corporation as, on account or in lieu of, or in satisfaction of, interest on the New Term Loans.

Disposition of New Term Loans

On a disposition or deemed disposition of the New Term Loans (including on redemption or repurchase for cancellation or repayment on maturity), a Non-Resident Holder will not be subject to tax under the Tax Act.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the Common Shares will be subject to non- resident withholding tax under the Tax Act at the rate of 25%, unless such rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.

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Disposition of Common Shares

A disposition by a Non-Resident Holder of Common Shares will not be subject to tax under the Tax Act unless such Common Shares constitute “taxable Canadian property” of the Non-Resident Holder at the time of the disposition, and relief from taxation is not available under an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.

Material United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations arising in connection with the Recapitalization Transaction that are applicable to U.S. Holders (as defined below) that are Voting Parties. This summary is provided for information purposes only and is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated under the Code, judicial authorities, published administrative positions of the Internal Revenue Service (“IRS”), the Canada-United States Tax Convention (1980), as amended (the “U.S.-Canada Treaty”), and other applicable authorities, all as in effect on the date of this Proxy Circular (and all of which are subject to change or differing interpretations, possibly with retroactive effect). The U.S. federal income tax consequences of the Recapitalization Transaction are complex and are subject to significant uncertainty. This summary assumes that the various debt and other arrangements to which the Corporation is a party will be respected as debt for U.S. federal income tax purposes, in accordance with their form. A substantial amount of time may elapse between the date of this Proxy Circular and the receipt of a final distribution under the Recapitalization Transaction. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. The Corporation has not requested, nor does it intend to request, a private letter ruling from the IRS or an opinion of counsel with respect to any aspect of the Recapitalization Transaction. The discussion below is not binding upon the IRS or any court. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This summary applies to U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a holder who beneficially owns Debt, Preferred Shares or Common Shares, New Equity Subscription Offering Rights (and, after the Recapitalization Transaction, will beneficially own New Term Loans and/or Common Shares) and that is, for U.S. federal income tax purposes: (i) an individual that is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. This summary does not address any U.S. federal income tax consequences of the Recapitalization Transaction to any person that is not a U.S. Holder or any U.S. federal income tax consequences applicable to Backstoppers. Further, this summary assumes that the Recapitalization Transaction will not be implemented by way of an Alternative Implementation Process.

This discussion does not purport to be tax advice to any particular U.S. Holder and does not purport to address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their individual circumstances. This discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules under the Code, including but not limited to U.S. Holders that (i) are banks, underwriters, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (v) hold Debt, Preferred Shares, Common Shares, New Equity Subscription Offering Rights or New Term Loans as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) are traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, (vii) have a functional currency other than the U.S. dollar, (viii) are partnerships or other pass through entities for U.S. federal income tax purposes, (ix) are persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code, (x) are U.S. Holders that own directly, indirectly or constructively, 10% or more of the outstanding equity of the Corporation, (xi) are U.S. expatriates, or (xii) are subject to the alternative minimum tax. In addition, this discussion does not address any U.S. federal estate, gift, Medicare or other non-income tax, or any U.S. state, local, or non-U.S. tax consequences of the Recapitalization Transaction. The following discussion assumes that each U.S. Holder holds its Debt, Preferred Shares, Common Shares or New Equity Subscription Offering Rights, as well as any New Term Loans or Common Shares received pursuant to the Recapitalization Transaction, as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code. It is also assumed for purposes of this summary that the Corporation is not, has not at any time been, and will not be following the consummation of the Recapitalization Transaction a “controlled foreign corporation” as defined in Section 957(a) of the Code. Additionally, this discussion does not address the U.S. federal income tax consequences to U.S. Holders that are unimpaired under the Recapitalization Transaction or to U.S. Holders that are not Voting Parties or entitled to receive or retain any property under the Recapitalization Transaction.

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If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Debt, Preferred Shares, Common Shares or New Equity Offering Subscription Offering Rights or New Term Loans, the U.S. federal income tax treatment to the partners of such partnership will depend on the activities of the partnership and the status of the partners. A partnership considering participating in the Recapitalization Transaction should consult a tax advisor regarding the consequences to the partnership and its partners of the Recapitalization Transaction.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECAPITALIZATION TRANSACTION ARE COMPLEX. THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF DEBT, PREFERRED SHARES, COMMON SHARES, NEW EQUITY SUBSCRIPTION OFFERING RIGHTS, NEW TERM LOANS AND/OR COMMON SHARES. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE RECAPITALIZATION TRANSACTION.

U.S. Federal Income Tax Treatment of the Issuance of the New Equity Subscription Offering Rights

The U.S. federal income tax treatment of the issuance of the New Equity Subscription Offering Rights is subject to significant uncertainty. It is possible that, for U.S. federal income tax purposes, the issuance of the New Equity Subscription Offering Rights to Eligible Securityholders of Debt or Common Shares pursuant to the Plan may be treated as a distinct transaction that is separate from the other transactions occurring pursuant to the Plan. In such case, the issuance of the New Equity Subscription Offering Rights would be expected to be treated, for U.S. federal income tax purposes, (a) as an amount received in retirement of a portion of the Senior Unsecured Debt and Convertible Debentures as of the Record Date, and (b) as a distribution with respect to Common Shares. Under this characterization, a Participating Securityholder of Debt or Common Shares would be treated as acquiring Offered Shares on the exercise of its New Equity Subscription Offering Rights solely in exchange for such Participating Securityholder’s Subscription Amount. Alternatively, it is possible that the issuance of the New Equity Subscription Offering Rights pursuant to the Plan could be integrated with the other transactions comprising the Recapitalization Transaction. In such case, certain Participating Securityholders may be treated as transferring (i) their Senior Unsecured Debt, Convertible Debentures or Common Shares, as applicable, as well as such Participating Securityholder’s Subscription Amount, in exchange for (ii) New Term Loans, Senior Unsecured Debt Exchange Shares or Convertible Debenture Exchange Shares, as applicable, as well as Offered Shares received by such holder. It is also possible that the IRS may characterize the exchanges occurring pursuant to the Recapitalization Transaction in some other manner. In addition, because the issuance of New Equity Subscription Offering Rights with respect to Preferred Shares is limited to holders of Preferred Shares that have held such shares from the Record Date through the Effective Date, the treatment of New Equity Subscription Offering Rights issued with respect to Preferred Shares may be treated differently than the issuance of New Equity Subscription Offering Rights to holders of Debt or Common Shares.

Although there is no authority directly on point and the matter is subject to significant uncertainty, the remainder of this summary assumes that (i) the issuance of New Equity Subscription Offering Rights with respect to Debt and Common Shares pursuant to the Plan is treated as a distinct transaction that is separate and apart from the other transactions occurring pursuant to the Plan and (ii) the issuance of the New Equity Subscription Offering Rights with respect to Preferred Shares pursuant to the Plan will be disregarded and Preferred Shareholders that exercise New Equity Subscription Offering Rights will be treated as having exchanged their Preferred Shares and such Participating Securityholder’s Subscription Amount for New Common Shares (including such securityholder’s Offered Shares). There can be no assurance that the IRS will agree with these characterizations and, if the IRS asserts that another characterization is applicable, the U.S. federal income tax consequences of the Recapitalization Transactions may be materially different from those described in the remainder of this summary. Because the characterization of the transactions occurring pursuant to the Recapitalization Transaction, including the issuance of New Equity Subscription Offering Rights, may have a significant effect on the U.S. federal income tax treatment of a U.S. Holder participating in such transaction, and because there is no authority directly on point, U.S. Holders are urged to consult their own tax advisors regarding the appropriate treatment of the Recapitalization Transaction for U.S. federal income tax purposes.

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New Equity Subscription Offering Rights

(a) Issuance of New Equity Subscription Offering Rights Pursuant to the Plan

The Plan provides that New Equity Subscription Offering Rights granted to the Senior Unsecured Debtholders and the Convertible Debentureholders that are Eligible Securityholders are deemed to have been issued on the Record Date as partial repayment of such instruments in an amount equal to the Offering Right Value of such New Equity Subscription Offering Rights. For U.S. federal income tax purposes, U.S. Holders of Debt who are deemed to receive New Equity Subscription Offering Rights as of the Record Date are expected to be treated as receiving such rights in retirement of a portion of such Debt. In such case, the portion of Debt retired will be based on the ratio that the Offering Right Value of such New Equity Subscription Offering Rights bears to the outstanding principal amount of such Debt. In general, U.S. Holders receiving such New Equity Subscription Offering Rights should recognize gain or loss in an amount equal to the difference, if any, between (i) the Offering Right Value of such New Equity Subscription Offering Rights (other than any portion of the New Equity Subscription Offering Rights treated as received in respect of its Debt for accrued but unpaid interest on the portion of the Debt retired) and (ii) the U.S. Holder’s adjusted tax basis in the portion of the Debt retired (other than any tax basis attributable to accrued but unpaid interest). Generally, a U.S. Holder’s adjusted tax basis in the portion of the Debt retired should be a portion of such holder’s adjusted tax basis in such Debt immediately prior to the Record Date based on the ratio that the Offering Right Value of such New Equity Subscription Offering Rights bears to the outstanding principal amount of such Debt. A U.S. Holder of Debt should have interest income to the extent of any New Equity Subscription Offering Rights treated as allocable to accrued but unpaid interest not previously included in income, which amounts should be treated as a payment of interest and taxable to a U.S. Holder in accordance with their regular method of accounting for U.S. federal income tax purposes (including with respect to foreign currency gain or loss in connection with interest payments).

With respect to the Convertible Debentures, if the deemed partial prepayment of the debentures in exchange for the New Equity Subscription Offering Rights is treated as a change in the conversion rate of such debentures, U.S. Holders of Convertible Debentures could be treated as receiving a taxable dividend to the extent such Convertible Debentureholders are treated as being entitled to receive more shares of common stock on conversion as a result of the issuance of New Equity Subscription Offering Rights. It is also possible that the payment of accrued and unpaid interest outstanding as of June 30, 2020 on the $100 Million Convertible Debentures, together with the distribution of New Equity Subscription Offering Rights with respect to the $160 Million Convertible Debentures, may result in Section 305(b) of the Code applying to the receipt of such New Equity Subscription Offering Rights. In such case, the receipt of New Equity Subscription Offering Rights by U.S. Holders of $160 Million Convertible Debentures may be treated as a taxable dividend in an amount equal to the value of such rights. In either case, it is unclear whether any such constructive dividend would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends received by noncorporate holders. Any taxable constructive stock dividends resulting from a deemed change to the conversion rate would in other respects be treated in the same manner as dividends paid in cash or other property. U.S. Holders of Convertible Debentures should consult a tax advisor regarding whether the issuance of New Equity Subscription Offering Rights could be treated as a constructive dividend.

Alternatively, if the Senior Unsecured Debt or Convertible Debentures, as applicable, and the New Equity Subscription Offering Rights are each treated as a “security,” as defined below under “Exchange of Senior Unsecured Debt,” the retirement of a portion of such Debt in exchange for New Equity Subscription Offering Rights could be treated as a “recapitalization,” in which recognition of any gain or loss by the U.S. Holder on such portion of the Debt retired would be deferred. However, even within an otherwise tax-free recapitalization exchange, a U.S. Holder should have interest income to the extent any of the New Equity Subscription Offering Rights are treated as allocable to accrued but unpaid interest not previously included in income, which amounts should be treated as a payment of interest and taxable to a U.S. Holder in accordance with their regular method of accounting for U.S. federal income tax purposes (including with respect to foreign currency gain or loss in connection with interest payments).

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In addition, the Plan provides that Common Shareholders that are Eligible Securityholders shall be granted New Equity Subscription Offering Rights. In general, the distribution of a right to acquire shares is not treated as a taxable dividend for U.S. federal income tax purposes. However, pursuant to Section 305(b) of the Code, in certain circumstances, the distribution of a right to acquire shares may be treated as a taxable dividend in an amount equal to the value of such right. For example, a U.S. holder of common shares that receives a right to acquire common shares generally will be treated as having received a taxable dividend if such U.S. Holder's proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities. The application of Section 305 of the Code to the distribution of New Equity Subscription Offering Rights with respect to Common Shares pursuant to the Plan is unclear and may depend on whether, having regard to all the facts and circumstances as of the Effective Date, the issuance of such rights results in an increase in the proportionate interests of Common Shareholders in the assets or earnings and profits of the Corporation. U.S. Holders of Common Shares are urged to consult their own tax advisor regarding the determination of whether the grant of New Equity Subscription Offering Rights with respect to Common Shares will be treated as a taxable dividend to such holder. If the grant of the New Equity Subscription Offering Rights to Common Shareholders is treated as a taxable dividend under Section 305(b), U.S. Holders of Common Shares may be treated as receiving a distribution with respect to its Common Shares in an amount equal to the fair market value of a New Equity Subscription Offering Right on the date of its grant and generally subject to tax in the manner described under “Ownership and Disposition of New Common Shares – Distributions to U.S. Holders.”

If the grant of the New Equity Subscription Offering Rights to Common Shareholders is not treated as a taxable dividend under Section 305(b) of the Code and the fair market value of a New Equity Subscription Offering Right on the date of its grant equals or exceeds 15% of the fair market value on such date of the Common Share with respect to which the right was distributed, a U.S. Holder’s tax basis in such Common Share generally must be allocated between such Common Share and the New Equity Subscription Offering Right deemed to be received. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the New Equity Subscription Offering Rights on the date such rights are treated as granted for U.S. federal income tax purposes.

The U.S. federal income tax treatment of the issuance of New Equity Offering Subscription Offering Rights pursuant to the Plan is subject to uncertainty. U.S. Holders that received New Equity Subscription Offering Rights pursuant to the Plan are urged to consult their own tax advisors regarding the U.S. federal income tax treatment of such issuance to them, having regard to their particular circumstances.

(b) Exercise of New Equity Subscription Offering Rights

A Participating Securityholder that is a U.S. Holder generally will not recognize a gain or loss on the exercise of New Equity Subscription Offering Rights and the related receipt of Offered Shares. A U.S. Holder’s initial tax basis in the Offered Shares received on the exercise of New Equity Subscription Offering Rights generally should be equal to the sum of (i) the U.S. Holder’s aggregate tax basis in such New Equity Subscription Offering Rights plus (ii) the Subscription Amount paid by the U.S. Holder. Except as discussed below under “Ownership and Disposition of New Common Shares – Passive Foreign Investment Company Rules,” a U.S. Holder’s holding period for the Offered Shares received on the exercise of New Equity Subscription Offering Rights generally should begin on and include the day that such right is exercised. However, the matter is not free from doubt, and the IRS may assert that such holding period begins on and includes the date after the day that the New Equity Subscription Offering Right is exercised. U.S. Holders are urged to consult their own tax advisors regarding their holding period for any Offered Shares acquired by an exercise of New Equity Subscription Offering Rights.

(c) Sale, Exchange or Other Taxable Disposition

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A U.S. Holder generally will recognize a gain or loss on the sale, exchange or other taxable disposition of a New Equity Subscription Offering Right in an amount equal to the difference between the amount realized for such right and the U.S. Holder’s adjusted tax basis in the New Equity Subscription Offering Right. Subject to the discussion below under “Ownership and Disposition of New Common Shares – Passive Foreign Investment Company Rules,” the gain or loss will be a capital gain or loss. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as United States source gain or loss for U.S. foreign tax credit purposes.

(d) Lapse

Generally, upon the lapse or expiration of a New Equity Subscription Offering Right, a U.S. Holder will recognize a loss in an amount equal to its adjusted tax basis in the New Equity Subscription Offering Rights. In general, such loss is expected to be a capital loss. Deductions for capital losses are subject to complex limitations under the Code. Any capital loss recognized by a U.S. Holder will generally be treated as U.S. source loss for U.S. foreign tax credit purposes. However, upon the lapse or expiration of New Equity Subscription Offering Rights granted with respect to Common Shares, a U.S. Holder generally will not be permitted to recognize a taxable loss with respect to such rights if such holder continues to hold the Common Shares with respect to which the rights were distributed at the time of such lapse or expiration. If such holder’s basis in Common Shares was allocated between that stock and the distributed New Equity Subscription Offering Rights, then such basis in the expired rights will be reallocated to that stock.

Common Share Consolidation

Pursuant to the Common Share Consolidation, the Existing Common Shares will be consolidated on the basis of one post-consolidation Common Share for 33 pre-consolidation Existing Common Shares, and any fractional Common Share shall be rounded down to the nearest whole Common Share.

The Common Share Consolidation is expected to qualify as a “recapitalization” for U.S. federal income tax purposes. If the Common Share Consolidation does qualify as a recapitalization for such purposes, a U.S. Holder generally should not recognize gain or loss upon the Common Share Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Common Share Consolidation should equal the aggregate tax basis of the Existing Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Existing Common Shares surrendered. U.S. Holders of Existing Common Shares acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

Notwithstanding the foregoing, a U.S. Holder who does not receive any Common Shares or other consideration on the Common Share Consolidation should realize a capital loss equal to the aggregate tax basis of such U.S. Holder’s Existing Common Shares immediately prior to the Common Share Consolidation, except that such loss should generally be disallowed under the “wash sale” rules of the Code where a U.S. Holder purchases other substantially identical shares within 30 days before or after the Common Share Consolidation.

Exchange of Senior Unsecured Debt

Pursuant to the Recapitalization Transaction, a U.S. Holder of Senior Unsecured Debt will receive New Term Loans and Senior Unsecured Debtholder Exchange Shares in exchange for its Senior Unsecured Debt. The Corporation intends to treat the exchange of Senior Unsecured Debt pursuant to the Recapitalization Transaction as an “exchange” for U.S. federal income tax purposes.

The U.S. federal income tax consequences to a U.S. Holder of the exchange of the Senior Unsecured Debt for New Term Loans and Senior Unsecured Debtholder Exchange Shares pursuant to the Recapitalization Transaction will depend on whether the Senior Unsecured Debt and the New Term Loans are each a “security” of the Corporation for U.S. federal income tax purposes. If the Senior Unsecured Debt and the New Term Loans each constitutes a security of the Corporation, the receipt of New Term Loans and Senior Unsecured Debtholder Exchange Shares in exchange for Senior Unsecured Debt should be treated as a “recapitalization” for U.S. federal income tax purposes with the consequences described below in “Senior Unsecured Debt – Recapitalization Treatment”. If, on the other hand, the Senior Unsecured Debt does not constitute a security of the Corporation, then the receipt of New Term Loans and Senior Unsecured Debtholder Exchange Shares in exchange for Senior Unsecured Debt should be treated as a fully taxable transaction, with the consequences described below in “Senior Unsecured Debt – Fully Taxable Exchange”. Furthermore, if the Senior Unsecured Debt constitutes a security of the Corporation but the New Term Loans do not, the exchange of Senior Unsecured Debt in exchange for New Term Loans and Senior Unsecured Debtholder Exchange Shares should be treated as a partially taxable transaction with the consequences described below in “Senior Unsecured Debt – Partially Taxable Exchange”.

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The term “security” is not defined in the Code or in the U.S. Treasury regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not. One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term. In general, debt obligations issued with a weighted average maturity at issuance of less than five years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more constitute securities. The treatment of a debt instrument with a term between five and ten years as a security is unclear. In addition, there are numerous other factors that could be taken into account in determining whether indebtedness is a “security” including the security for payment, the creditworthiness of the debtor, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the debtor, convertibility of the instrument into an equity interest of the debtor, whether payments of interest are fixed, variable, or contingent and whether such payments are made on a current basis or accrued. Because the initial term to maturity of the $150 Million Convertible Bonds was approximately five and one-half years, the initial term of the Term Loans was five years, and the initial term to maturity of the New Term Loans will be less than five years, and the inherently factual nature of the factors considered, it is uncertain whether the Senior Unsecured Debt and the New Term Loans will be considered securities for U.S. federal tax purposes. U.S. Holders of Senior Unsecured Debt are urged to consult a tax advisor regarding the appropriate status for U.S. federal income tax purposes of their Senior Unsecured Debt.

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(a)	Senior Unsecured Debt – Recapitalization Treatment

In general, if the exchange of Senior Unsecured Debt pursuant to the Recapitalization Transaction is a “recapitalization” for U.S. federal income tax purposes, recognition of any gain or loss by the U.S. Holder is deferred. However, even within an otherwise tax-free recapitalization exchange, a U.S. Holder should have interest income to the extent of any exchange consideration, if any, treated as allocable to accrued but unpaid interest not previously included in income, in which case the receipt of New Term Loans or Senior Unsecured Debtholder Exchange Shares should be treated as a payment of interest and taxable to a U.S. Holder in accordance with their regular method of accounting for U.S. federal income tax purposes (including with respect to foreign currency gain or loss in connection with interest payments). See “Senior Unsecured Debt – Consideration in Respect of Accrued But Unpaid Interest or OID” below.

A U.S. Holder’s aggregate tax basis in New Term Loans and the Senior Unsecured Debtholder Exchange Shares received in the exchange should equal the U.S. Holder’s adjusted tax basis in its Senior Unsecured Debt, increased by interest income recognized in the exchange (if any), and decreased by any deductions claimed in respect of any previously accrued but unpaid interest and original issue discount (“OID”). The aggregate tax basis should be allocated between the New Term Loans and the Common Shares based on their relative fair market values. Generally, a U.S. Holder’s adjusted tax basis in Senior Unsecured Debt should be equal to the cost of the Senior Unsecured Debt to such U.S. Holder. If applicable, a U.S. Holder’s tax basis in Senior Unsecured Debt also should be (i) increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and (ii) reduced by any cash payments received on the Senior Unsecured Debt other than payments of qualified stated interest, and by any amortizable bond premium that the U.S. Holder has previously deducted. In general, “qualified stated interest” included cash payments of interest on an instrument that are unconditionally payable at least annually at a single fixed rate, but does not include interest paid in kind.

The U.S. Holder’s holding period for any New Term Loans and the Senior Unsecured Debtholder Exchange Shares received generally should include the U.S. Holder’s holding period in its Senior Unsecured Debt, except that the holding period of any New Term Loans and the Senior Unsecured Debtholder Exchange Shares treated as issued in respect of accrued but unpaid interest (if any) should begin on the day following the receipt of such New Term Loans and Senior Unsecured Debtholder Exchange Shares.

(b)	Senior Unsecured Debt – Fully Taxable Exchange

In general, if the exchange of Senior Unsecured Debt pursuant to the Recapitalization Transaction is a fully taxable exchange, the exchanging U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the issue price of the New Term Loans and the fair market value of the Senior Unsecured Debtholder Exchange Shares received in respect of its Senior Unsecured Debt on the Effective Date (other than exchange consideration treated as received, if any, in respect of its Senior Unsecured Debt for accrued but unpaid interest), and (ii) the U.S. Holder’s adjusted tax basis in the Senior Unsecured Debt exchanged (other than any tax basis attributable to accrued but unpaid interest). See “Senior Unsecured Debt – Character of Gain or Loss” below. Generally, a U.S. Holder’s adjusted tax basis in Senior Unsecured Debt should be determined as provided above under “Senior Unsecured Debt – Recapitalization Treatment.” In addition, a U.S. Holder of Senior Unsecured Debt should have interest income to the extent of any exchange consideration treated as allocable to accrued but unpaid interest not previously included in income, which amounts should be treated as a payment of interest and taxable to a U.S. Holder in accordance with their regular method of accounting for U.S. federal income tax purposes (including with respect to foreign currency gain or loss in connection with interest payments). See “Senior Unsecured Debt – Consideration in Respect of Accrued But Unpaid Interest or OID” below.

A U.S. Holder’s tax basis in any New Term Loans and the Senior Unsecured Debtholder Exchange Shares received in respect of its Senior Unsecured Debt on the Effective Date should equal the issue price of such New Term Loans and the fair market value of the Senior Unsecured Debtholder Exchange Shares on the Effective Date, respectively. The U.S. Holder’s holding period in such New Term Loans and stock received should begin on the day following the Effective Date.

(c)	Senior Unsecured Debt – Partially Taxable Exchange

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If the Senior Unsecured Debt constitutes a security of the Corporation but the New Term Loans do not, the exchange of Senior Unsecured Debt in exchange for New Term Loans and Senior Unsecured Debtholder Exchange Shares may be treated for U.S. federal income tax purposes as a recapitalization with the New Term Loans as property that is not a security (“boot”). In such case, a U.S. Holder should generally recognize gain in an amount equal to the lesser of (a) the issue price of the U.S. Holder’s New Term Loans and (b) the difference, if any, between (i) the sum of the fair market value of the Senior Unsecured Debtholder Exchange Shares and the issue price of the New Term Loans received in respect of its Senior Unsecured Debt on the Effective Date (other than any exchange consideration treated as received, if any, in respect of its Senior Unsecured Debt for accrued but unpaid interest), and (ii) the U.S. Holder’s adjusted tax basis in such Senior Unsecured Debt exchanged (other than any tax basis attributable to accrued but unpaid interest). A U.S. Holder who realizes a loss on the exchange will not be permitted to recognize such loss, except to the extent of any loss attributable to accrued but unpaid interest or OID, if any. In addition, a U.S. Holder of Senior Unsecured Debt should have interest income to the extent of any exchange consideration treated as allocable to accrued but unpaid interest not previously included in income, which amounts should be treated as a payment of interest and taxable to a U.S. Holder in accordance with their regular method of accounting for U.S. federal income tax purposes (including with respect to foreign currency gain or loss in connection with interest payments). See “Senior Unsecured Debt – Consideration in Respect of Accrued But Unpaid Interest or OID” below. A U.S. Holder’s tax basis in its New Term Loans received in respect of its Senior Unsecured Debt on the Effective Date should equal the issue price of such New Term Loans on the Effective Date. The U.S. Holder’s holding period in such New Term Loans received should begin on the day following the Effective Date. A U.S. Holder’s tax basis in Senior Unsecured Debtholder Exchange Shares received in respect of its Senior Unsecured Debt on the Effective Date should equal the U.S. Holder’s adjusted tax basis in the portion of such Senior Unsecured Debt exchanged for such shares, increased by (i) the amount of any gain recognized by such holder on the exchange and reduced by the issue price of the U.S. Holder’s New Term Loans and (ii) any interest income recognized in the exchange, and decreased by any deductions claimed in respect of any previously accrued but unpaid interest or OID. The U.S. Holder’s holding period for any Senior Unsecured Debtholder Exchange Shares received generally should include the U.S. Holder’s holding period in such Senior Unsecured Debt exchanged therefor, except that the holding period of any Senior Unsecured Debtholder Exchange Shares treated as issued in respect of accrued but unpaid interest (if any) should begin on the day following the receipt of such Senior Unsecured Debtholder Exchange Shares.

(d)	Senior Unsecured Debt – Character of Gain or Loss

Where gain or loss is recognized by a U.S. Holder in connection with the exchange of Senior Unsecured Debt pursuant to the Recapitalization Transaction, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, whether the Senior Unsecured Debt constitutes a capital asset in the hands of the U.S. Holder and how long it has been held, whether the Senior Unsecured Debt was acquired at a market discount, and whether and to what extent the U.S. Holder previously claimed a bad debt deduction.

A U.S. Holder that purchased its Senior Unsecured Debt from a prior holder at a “market discount” (relative to the principal amount of the Senior Unsecured Debt at the time of acquisition) may be subject to the market discount rules of the Code. In general, a debt instrument is considered to have been acquired with “market discount” if its holder’s adjusted tax basis in the debt instrument is less than (i) its stated principal amount or (ii) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount. The de minimis amount is equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity.

Under these rules, any gain recognized on the exchange of Senior Unsecured Debt pursuant to the Recapitalization Transaction (except to the extent such gain is attributable to accrued but unpaid interest) generally should be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) during the U.S. Holder’s period of ownership, unless the U.S. Holder elected to include the market discount in income as it accrued.

In the case of an exchange of Senior Unsecured Debt that qualifies as a recapitalization for U.S. federal income tax purposes, the Code indicates that any accrued market discount in respect of the Senior Unsecured Debt should not be currently includible in income under Treasury Regulations to be issued. However, such accrued market discount should carry over to any nonrecognition property received in exchange therefor (i.e., to the New Term Loans and Senior Unsecured Debtholder Exchange Shares received in the exchange). Any gain recognized by a U.S. Holder upon a subsequent disposition of such New Term Loans or Senior Unsecured Debtholder Exchange Shares would be treated as ordinary income to the extent of any accrued market discount not previously included in income. To date, specific Treasury Regulations implementing this rule have not been issued. U.S. Holders that have accrued market discount with respect to their Senior Unsecured Debt are urged to consult their tax advisors regarding the application of the market discount rules to them in their particular circumstances, including with respect to the carry over of such market discount to New Term Loans and Senior Unsecured Debtholder Exchange Shares received pursuant to the Recapitalization Transaction.

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U.S. Holders that recognize gain or loss in connection with the disposition of Senior Unsecured Debt pursuant to the Recapitalization Transaction are urged to consult with their own tax advisors regarding the U.S. federal income tax treatment of such gain or loss, including the potential application of the market discount rules to them, having regard to such holders’ particular circumstances.

(e)	Senior Unsecured Debt – Consideration in Respect of Accrued but Unpaid Interest or OID

Pursuant to the terms of the Plan, consideration received by a U.S. Holder in exchange for Senior Unsecured Debt is applied first, in respect of the principal amount of the Senior Unsecured Debt, and then, to the extent the consideration exceeds the principal amount of Senior Unsecured Debt, to the accrued but unpaid interest of Senior Unsecured Debt. There is no assurance, however, that the IRS will respect such allocation for U.S. federal income tax purposes.

In general, to the extent that any consideration received pursuant to the exchange of Senior Unsecured Debt by a U.S. Holder pursuant to the Recapitalization Transaction is treated, for U.S. federal income tax purposes, as received in satisfaction of accrued interest during its holding period, such amount should be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income) including with respect to foreign currency gain or loss in connection with interest payments. Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest or accrued OID was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a “security” of a corporate issuer, in an otherwise tax-free exchange, could not claim a current loss with respect to any accrued and unpaid OID. Accordingly, it is also unclear whether, by analogy, a U.S. Holder of Senior Unsecured Debt that does not constitute a security would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full. U.S. Holders should consult their own tax advisors regarding the ability of such holder to claim a deductible loss in respect of accrued but unpaid interest or OID that is not paid in full in connection with the Recapitalization Transaction, as well as the determination of the character of any such loss for U.S. federal income tax purposes.

Exchange of Convertible Debentures

Pursuant to the exchange of Convertible Debentures in the Recapitalization Transaction, a U.S. Holder of $100 Million Convertible Debentures will receive cash on account of accrued and unpaid interest outstanding in respect of the such debentures as of June 30, 2020. Payments of interest on the Convertible Debentures generally should be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes (including with respect to foreign currency gain or loss in connection with interest payments). Interest on the Convertible Debentures may be treated as income from sources outside the United States and may be “passive category income” which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder for U.S. federal income tax purposes.

Pursuant to the exchange of Convertible Debentures in the Recapitalization Transaction, a U.S. Holder of Convertible Debentures will receive Convertible Debenture Exchange Shares in exchange for its Convertible Debentures on the Effective Date. The Corporation intends to treat the exchange of Convertible Debentures as an “exchange” for U.S. federal income tax purposes.

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The U.S. federal income tax consequences of the exchange of Convertible Debentures pursuant to the Recapitalization Transaction to a U.S. Holder will depend on whether the Convertible Debentures are a “security” of the Corporation for U.S. federal income tax purposes. If the Convertible Debentures are a security of the Corporation, the receipt of Convertible Debenture Exchange Shares in exchange for Convertible Debentures should be treated as a “recapitalization” for U.S. federal income tax purposes with the consequences described below under “Convertible Debentures – Recapitalization Treatment”. If, on the other hand, the Convertible Debentures do not constitute a security of the Corporation, then the receipt of Convertible Debenture Exchange Shares in exchange for Convertible Debentures should be treated as a fully taxable transaction, with the consequences described below under “Convertible Debentures – Fully Taxable Exchange”.

The meaning of the term “security” is discussed above under “Exchange of Senior Unsecured Debt ”. Because the initial term to maturity of the Convertible Debentures was approximately five years, and the inherently factual nature of the factors considered, it is uncertain whether the Convertible Debentures will be considered securities for U.S. federal tax purposes. U.S. Holders of Convertible Debentures are urged to consult a tax advisor regarding the appropriate status for U.S. federal income tax purposes of their Convertible Debentures.

(a)	Convertible Debentures – Recapitalization Treatment

In general, if the exchange of Convertible Debentures pursuant to the Recapitalization Transaction is a “recapitalization,” recognition of any gain or loss by the U.S. Holder is deferred. However, a U.S. Holder generally should recognize capital gain (but not loss), subject to the “market discount” rules discussed below in “Convertible Debentures – Character of Gain or Loss,” to the lesser of (i) the excess of (A) the sum of the fair market value of the Convertible Debenture Exchange Shares and cash (if any) received by such holder pursuant to the Recapitalization Transaction (except to the extent such consideration is attributable to accrued but unpaid interest), and (B) the U.S. Holder’s adjusted tax basis in the Convertible Debentures exchanged (other than any tax basis attributable to accrued but unpaid interest), or (ii) the amount of cash (if any) received (except to the extent such cash is attributable to accrued but unpaid interest). See “Convertible Debentures – Fully Taxable Exchange” below for a determination of gain or loss realized. In addition, even within an otherwise tax-free recapitalization exchange, a U.S. Holder should have interest income to the extent of cash allocable to accrued but unpaid interest not previously included in income. See “Convertible Debentures – Consideration in Respect of Accrued But Unpaid Interest or OID” below.

A U.S. Holder’s aggregate tax basis in the Convertible Debenture Exchange Shares received should equal such U.S. Holder’s aggregate adjusted tax basis in the Convertible Debenture exchanged therefor, increased by any gain recognized by the U.S. Holder on the exchange, and decreased by the amount of any cash received. The U.S. Holder’s holding period in the Convertible Debenture Exchange Shares received should generally include its holding period in the Convertible Debenture exchanged therefor.

(b)	Convertible Debentures – Fully Taxable Exchange

In general, if the exchange of Convertible Debentures pursuant to the Recapitalization Transaction is a fully taxable exchange, the exchanging U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the aggregate fair market value of any Convertible Debenture Exchange Shares and cash (if any) received in respect of its Convertible Debentures on the Effective Date (other than cash received in respect of its Convertible Debentures for accrued but unpaid interest), and (ii) the U.S. Holder’s adjusted tax basis in the Convertible Debentures exchanged (other than any tax basis attributable to accrued but unpaid interest). See “Convertible Debentures – Character of Gain or Loss” below. In addition, a U.S. Holder of Convertible Debentures should have interest income to the extent of cash allocable to accrued but unpaid interest not previously included in income. See “Convertible Debentures – Consideration in Respect of Accrued But Unpaid Interest or OID” below.

Generally, a U.S. Holder’s adjusted tax basis in its Convertible Debentures should be determined in the same manner as Senior Unsecured Debt, as described above under “Senior Unsecured Debt – Recapitalization Treatment”.

A U.S. Holder’s tax basis in any Convertible Debenture Exchange Shares received in respect of its Convertible Debentures on the Effective Date should equal the fair market value of such shares on the Effective Date. The U.S. Holder’s holding period in such shares received should begin on the day following the Effective Date.

(c)	Consideration in Respect of Accrued but Unpaid Interest or OID

As noted above, a U.S. Holder of $100 Million Convertible Debentures will receive cash on account of all accrued and unpaid interest outstanding in respect of such Convertible Debenture as of June 30, 2020. Such cash (and any other consideration received pursuant to the exchange of Convertible Debentures by a U.S. Holder that is treated as received in satisfaction of accrued interest during its holding period) should be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income). Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest or accrued OID was previously included in its gross income and is not paid in full. However, as discussed above, the IRS has privately ruled that a holder of a “security” of a corporate issuer, in an otherwise tax-free exchange, could not claim a current loss with respect to any accrued unpaid OID. Accordingly, it is also unclear whether, by analogy, a U.S. Holder of Convertible Debenture that does not constitute a security would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full. U.S. Holders should consult their own tax advisors regarding the ability of such holder to claim a deductible loss in respect of accrued but unpaid interest or OID that is not paid in full in connection with the Recapitalization Transaction, as well as the determination of the character of any such loss for U.S. federal income tax purposes.

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(d)	Convertible Debentures – Character of Gain or Loss

The character of gain or loss recognized by a U.S. Holder of secured Debt should be determined in the same manner as Senior Unsecured Debt, as described above under “Senior Unsecured Debt – Character of Gain or Loss”.

Exchange of Preferred Shares

Pursuant to the exchange of Preferred Shares pursuant to the Recapitalization Transaction, a U.S. Holder of Preferred Shares will receive Preferred Shareholder Exchange Shares in exchange for its Preferred Shares on the Effective Date.

The exchange of Preferred Shares pursuant to the Recapitalization Transaction is intended to qualify as a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon such Exchange. A U.S. Holder’s aggregate tax basis in the Preferred Shareholder Exchange Shares received pursuant to the exchange of Preferred Shares should equal the aggregate tax basis of the Preferred Shares surrendered, and such U.S. Holder’s holding period in the Preferred Shareholder Exchange Shares received should include the holding period in the Preferred Shares surrendered. As described above under “U.S. Federal Income Tax Treatment of the Issuance of the New Equity Subscription Offering Rights,” the issuance of the New Equity Subscription Offering Rights with respect to Preferred Shares pursuant to the Plan may be disregarded and Preferred Shareholders that exercise New Equity Subscription Offering Rights may be treated as having exchanged their Preferred Shares and such Participating Securityholder’s Subscription Amount for New Common Shares (including such securityholder’s Offered Shares). In such case, a U.S. Holder’s aggregate tax basis in the Preferred Shareholder Exchange Shares and Offered Shares received pursuant to the exchange of Preferred Shares should equal the aggregate tax basis of the Preferred Shares surrendered and the U.S. dollar value of such Participating Securityholder’s Subscription Amount for New Common Shares.

A U.S. Holder of Preferred Shares with accrued and unpaid dividends who exchanges such Preferred Shares for Preferred Shareholder Exchange Shares may recognize dividend income if the U.S. Holder’s proportionate interest in the assets or earnings and profits of the Corporation increases as a result of the exchange. Generally, a U.S. Holder’s proportionate interest is deemed to increase if the fair market value of the Preferred Shareholder Exchange Shares received exceeds the issue price of the surrendered Preferred Shares. U.S. Holders should consult a tax advisor regarding whether the U.S. Holder’s proportionate interest in the assets or earnings and profits of the Corporation increases as a result of the exchange of Preferred Shares pursuant to the Recapitalization Transaction.

Ownership and Disposition of New Term Loans

(a)	Payments of Interest on New Term Loans

Any interest on the New Term Loans that is treated as “qualified stated interest” would generally be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. For this purpose, “qualified stated interest” includes cash payments of interest on an instrument that are unconditionally payable at least annually at a single fixed rate, but generally does not include interest paid at the Corporation’s option either in cash or in-kind (such in-kind payments of interest are referred to as “PIK Interest”). Under the terms of the New Term Loans, interest on such notes may, in certain circumstances, be PIK Interest. Such PIK Interest on the New Term Loans is not expected to be considered as qualified stated interest and, in such case, generally should not be treated as a payment of interest on the New Term Loans for U.S. federal income tax purposes. Instead, holders of New Term Loans are expected to be subject to the OID rules, as described below under “Ownership and Disposition of New Term Loans – OID, Amortizable Bond Premium and Market Discount.” Any additional notes issued representing the PIK Interest together with the original note should be treated as a single note for U.S. federal income tax purposes.

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In connection with a change of control, the Corporation may be obligated to repay the New Term Loans prior to their maturity date. Because, as described below under “Ownership and Disposition of New Term Loans – OID, Amortizable Bond Premium and Market Discount”, the New Term Loans are expected to be issued with OID for U.S. federal income tax purposes, the possibility that the New Term Loans could be repaid prior to their maturity could be viewed as creating a contingency as to the timing of payments under the New Term Loans (such that, depending on the timing of payments, the implied yield of the instrument could change). Such possibility of early repayment could result in the New Term Loans being treated as contingent payment debt instruments for U.S. federal income tax purposes. If the contingent payment debt instrument rules or other alternative sets of tax rules applicable to debt instruments were to apply to the New Term Loans, the tax consequences of owning and disposing of such notes may be materially different than those described herein, including with respect to the character, timing and amount of income, gain or loss recognized. The remainder of this summary assumes that the contingent payment debt instrument rules and such alternative rules do not apply to the New Term Loans, but there can be no assurance in this regard. Holders are urged to consult their own tax advisors with respect to the potential application of the contingent payment debt instrument rules or other alternative sets of tax rules to the New Term Loans.

(b)	OID, Amortizable Bond Premium and Market Discount

The New Term Loans are expected to be issued with OID for U.S. federal income tax purposes. OID is generally equal to the excess of the “stated redemption price at maturity” of the New Term Loans over the issue price of such loans. The “stated redemption price at maturity” of a debt instrument generally is the sum of all payments to be made on the instrument other than payments of qualified stated interest. There is no direct authority regarding the determination of issue price of the New Term Loans and, as a result, such determination is subject to significant uncertainty. The issue price of the New Term Loans may depend on whether a “substantial amount” of the New Term Loans are treated as issued in exchange for the $150 Million Convertible Bonds and whether the $150 Million Convertible Bonds are considered to be “traded on an established market,” as determined under applicable Treasury regulations. In addition, as described above, the PIK Interest on the New Term Loan is generally not expected to be qualified stated interest. Accordingly, it is not clear to what extent the New Term Loans will be issued with OID for U.S. federal income tax purposes. The Corporation intends to make information regarding its determination of the issue price of the New Term Loans reasonably available to holders upon request in accordance with applicable U.S. Treasury regulations. The Corporation’s determination of the issue price of the New Term Loans is binding upon a holder unless such holder explicitly discloses to the IRS, on a timely filed U.S. federal income tax return for the taxable year that includes the date of the exchange, that its determination is different from the Corporation’s, the reasons for the different determination, and how such holder determined the issue price. The Corporation’s determination of OID is not binding on the IRS.

A U.S. Holder will, regardless of such holder’s regular method of accounting, be required to include OID in respect of the New Term Loans in income on a constant yield to maturity basis over the term of the New Term Loans and in advance of the receipt of cash payments attributable to such income. The amount of OID includible in income by a U.S. Holder of a New Term Loan is the sum of the “daily portions” of OID with respect to the loan for each day during the taxable year or portion thereof in which such U.S. Holder holds such note (the “accrued OID”). A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period. The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of qualified stated interest (if any) allocable to such accrual period. The adjusted issue price of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any prior payments made on such note (other than payments of qualified stated interest (if any)). Under these rules, a U.S. Holder will generally have to include in income an increasingly greater amount of OID in successive accrual periods. Any OID included in income will increase the adjusted tax basis of the New Term Loan in the hands of the U.S. Holder. Such holder’s adjusted tax basis is decreased by (1) payments received on the New Term Loan (other than qualified stated interest, if any), and (2) any amortized bond premium.

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OID accrued on the New Term Loans may be treated as income from sources outside the United States and may be “passive category income” which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder for U.S. federal income tax purposes. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult a tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

A U.S. Holder of a note will be required to include in income the U.S. dollar value of the amount of OID and, if applicable, market discount (provided an election is made to accrue the market discount currently) that has accrued during the accrual period. The U.S. dollar value of such accrued income will be determined in a manner similar to that with respect to qualified stated interest received by U.S. Holders that are on an accrual method of tax accounting. At the time the income so accrued in a prior accrual period is received, the U.S. Holder will realize foreign currency exchange gain or loss equal to the difference, if any, between the spot rate of the Canadian dollars received by the U.S. Holder and the amount of such income previously accrued for such period. Such foreign currency exchange gain or loss, if any, will be ordinary gain or loss and generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the Internal Revenue Service. In addition, foreign currency exchange gain or loss, if any, generally must be recognized by a U.S. Holder to the extent such holder receives cash payments of interest or OID in Canadian dollars and converts such Canadian dollars into U.S. dollars on a later date. The application of the foreign currency exchange gain or loss rules to the New Term Loans is complex and may depend on such holder’s particular circumstances. Accordingly, U.S. Holders of New Term Loans are urged to consult their tax advisor regarding the application of U.S. foreign currency exchange gain or loss rules to them in their particular circumstances.

If a U.S. Holder has an adjusted tax basis in its New Term Loans immediately after the exchange that exceeds the stated principal amount of the New Term Loans, the U.S. Holder should be considered to have amortizable bond premium equal to such excess. A U.S. Holder may elect to amortize this premium using a constant yield method over the term of the New Term Loans. If a U.S. Holder does not elect to amortize any bond premium and holds the New Term Loans to maturity, then, in general, such U.S. Holder should recognize a capital loss equal to the amount of such premium when the New Term Loans mature.

The New Term Loans should be treated as acquired at a market discount if the U.S. Holder’s initial tax basis in such New Term Loans is less than its issue price. Any gain recognized by a U.S. Holder upon a subsequent disposition (or repayment) of any such New Term Loans should be treated as ordinary income to the extent of any accrued market discount in respect of the New Term Loans not previously included in income. A U.S. Holder generally must recognize any accrued market discount in respect of the New Term Loans (not previously included in income by such U.S. Holder) as ordinary income on a subsequent disposition of the New Term Loans (regardless of whether the U.S. Holder has gain on the disposition). To date, specific Treasury Regulations implementing this rule have not been issued. Alternatively, a U.S. Holder may elect (with respect to the New Term Loans and all other market discount obligations acquired by the U.S. Holder after the first day of the first taxable year to which such election applies) to include market discount in income currently as it accrues. This election, once made, may only be revoked with the consent of the IRS. Market discount is considered to accrue rateably during the period from the date of acquisition to the maturity date of the New Term Loans, unless a U.S. Holder elects to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount generally are treated as ordinary interest income.

Sale, Exchange or other Taxable Disposition of New Term Loans.

Upon a sale, exchange, redemption or other taxable disposition of the New Term Loans, a U.S. Holder generally should recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than any amounts attributable to accrued and unpaid interest, which amounts should be treated as ordinary income to the extent not previously included in income) and (ii) the U.S. Holder’s adjusted tax basis in the New Term Loans.

The adjusted tax basis of the New Term Loans generally should equal the U.S. Holder’s initial tax basis in the New Term Loans calculated as described above, (i) increased by OID and any market discount included in income by the U.S. Holder with respect to the New Term Loans, and (ii) reduced by any premium amortized by such U.S. Holder with respect to the New Term Loans and payments received on the New Term Loan (other than qualified stated interest, if any).

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Except to the extent of any accrued market discount on the New Term Loans not previously included in income by the U.S. Holder, with respect to which any gain should be treated as ordinary income, gain or loss realized on the sale, exchange or other taxable disposition of New Term Loans should generally be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or other taxable disposition the New Term Loans has been held by the U.S. Holder for more than one year. In general, long-term capital gains of a non-corporate U.S. Holder are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of New Term Loans may be considered as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult a tax advisor regarding the source of gain attributable to market discount.

Ownership and Disposition of New Common Shares

The following discussion is subject, in its entirety, to the rules described below under the heading “Passive Foreign Investment Company Rules” and is applicable only to New Common Shares acquired pursuant to the Recapitalization Transaction.

(a)	Distributions to U.S. Holders

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Corporation with respect to Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the U.S.-Canada Treaty or Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a “passive foreign investment company” (“PFIC”) in the tax year of distribution or in the preceding tax year. If the Corporation is a PFIC, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

(b)	Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares acquired pursuant to the Recapitalization Transaction, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares. Any gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder’s holding period in the Common Shares exceeds one year. Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

(c)	Passive Foreign Investment Company Rules

If the Corporation were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Common Shares. Based on current business plans and financial expectations, the Corporation does not expect to be a PFIC for its current tax year or for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Corporation has never been, and will not become, a PFIC for any tax year during which U.S. Holders hold Common Shares.

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In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Corporation holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (generally, 85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Corporation were a PFIC in any tax year during a U.S. Holder’s holding period for New Common Shares, such U.S. Holder generally would be subject to special rules with respect to “excess distributions” made by the Corporation on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Corporation during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for Common Shares, as applicable. Such amounts allocated to the year of the disposition or to taxable years prior to the first taxable year in which the Corporation was a PFIC would be taxed as ordinary income, and amounts allocated to any other tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Corporation or any subsidiary that also is classified as a PFIC.

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, including the determination of whether the Corporation has been a PFIC at any time during such holder’s holding period for New Common Shares and the availability of certain U.S. tax elections under the PFIC rules.

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Additional Considerations

(a)	Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income”, which includes dividends on Common Shares, and net gains from the disposition of Common Shares. Special rules apply to PFICs. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of New Common Shares.

(b)	Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

(c)	Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s common shares. If a portion of any dividends paid with respect to Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for Canadian withholding taxes imposed in respect of such dividend. In addition, the amount of a distribution with respect to Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. With respect to gains recognized on the sale of stock of a foreign corporation by a U.S. Holder, such gains are generally treated as U.S. source for purposes of the foreign tax credit. These limitations are calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

(d)	Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Common Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE RECAPITALIZATION TRANSACTION OR THE OWNERSHIP AND DISPOSITION OF COMMON SHARES OR NEW TERM LOANS. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Risk Factors

In addition to the other information set forth and incorporated by reference in this Proxy Circular, Voting Parties should carefully review the following risk factors before deciding whether to approve the Recapitalization Transaction.

Risks Relating to the Recapitalization Transaction

The completion of the Recapitalization Transaction may not occur.

The Corporation will not complete the Recapitalization Transaction unless and until all conditions precedent to the Arrangement are satisfied or waived. See “Conditions Precedent to the Implementation of the Plan.” Even if the Recapitalization Transaction is completed, it may not be completed on the schedule described in this Proxy Circular. Accordingly, Debtholders and Shareholders participating in the Recapitalization Transaction may have to wait longer than expected to receive their entitlements under the Plan. In addition, if the Recapitalization Transaction is not completed on the schedule described in this Proxy Circular, the Corporation may incur additional expenses.

Potential effect of the Recapitalization Transaction.

There can be no assurance as to the effect of the announcement of the Recapitalization Transaction on Just Energy’s relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization Transaction, or the effect of the Recapitalization Transaction being completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser, contractor or lender, or of multiple other suppliers, customers, purchasers, contractors or lenders, this could have a material adverse effect on Just Energy’s business, financial condition, liquidity and results of operations. Similarly, current and prospective employees of the Corporation may experience uncertainty about their future roles with the Corporation until the Corporation’s strategies with respect to such employees are determined and announced. This may adversely affect the Corporation’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter. The risk, and material adverse effect, of such disruptions could be exacerbated by any delay in the consummation of the Arrangement or termination of the Support Agreement or the Backstop Commitment Letter.

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The Recapitalization Transaction may not improve the financial condition of Just Energy’s business.

Management believes that the Recapitalization Transaction will enhance Just Energy’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that Just Energy’s sales, suppliers, customers, purchasers and contractors will not be materially adversely affected while the Recapitalization Transaction is underway and that such sales and/or relationships will be stable or will improve following the completion of the Recapitalization Transaction in the increasingly competitive marketplace in which Just Energy operates, that general economic conditions and the markets for Just Energy’s products will remain stable or improve, as well as Just Energy’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of Just Energy may be materially adversely affected and Just Energy may not be able to pay its debts as they become due.

The Recapitalization Transaction will result in substantial dilution to current Common Shareholders.

The Recapitalization Transaction will result in the current Common Shareholders holding approximately 28.8% of the Common Shares of the Corporation, following the issuance of Common Shares to holders of Debt and Preferred Shares in the Arrangement on exchange of their Debt and Preferred Shares for Common Shares. In addition, Common Shareholders will suffer additional and substantial dilution if they do not exercise their rights to participate in the New Equity Subscription Offering. Common Shareholders will also be subject to the dilution from the Management Incentive Plan.

For further detail regarding the potential dilution of each class of the Voting Parties, refer to the second table under “Description of the Recapitalization Transaction – The New Equity Subscription Offering” above.

Parties may make claims against the Just Energy Entities despite the releases and waivers provided for in the Plan.

The Plan includes certain releases to become effective upon the implementation of the Recapitalization Transaction in favour of the Released Parties as set out in the Plan. Furthermore, the Plan also provides that, except as provided in Section 16 of the Backstop Commitment Letter, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, and except as provided in Section 16 of the Backstop Commitment Letter, all Persons shall be deemed to have waived any and all defaults or events of default, change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Backstop Commitment Letter, the Arrangement, the Plan, the transactions contemplated under the Plan and any proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. Notwithstanding the foregoing, the Corporation may still be subject to legal actions with regards to such released claims and related matters. Such legal actions may be costly and could require the Corporation to defend such potential claims without recourse for legal costs incurred, even if the Corporation is successful.

The Corporation will incur significant transaction-related costs in connection with the Arrangement, and the Corporation may have to pay various expenses even if the Arrangement is not completed.

The Corporation expects to incur a number of non-recurring costs associated with the Arrangement. The Corporation will incur transaction fees and costs (including the Backstop Commitment Fee and the Backstop Funding Fee, which will be fully earned and payable on the Effective Date of the Arrangement; provided that the applicable Backstopper has funded its Commitments and Additional Subscriptions in accordance with the terms of the Backstop Commitment Letter). In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Corporation even if the Arrangement is not completed.

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The pending Arrangement may divert the attention of the Corporation’s management.

The pendency of the Arrangement could cause the attention of the Corporation’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation regardless of whether the Arrangement is ultimately completed.

Following completion of the Recapitalization Transaction and the issuance of Common Shares in the New Equity Subscription Offering, the Corporation may issue additional equity or debt securities, which could dilute the ownership in the Corporation of holders of Common Shares following completion of the Recapitalization Transaction.

In the future the Corporation may issue additional securities to raise capital. The Corporation may also acquire interests in other companies by using a combination of cash and Common Shares. The Corporation may also issue securities convertible into Common Shares, whether pursuant to the Management Incentive Plan or otherwise.

The Corporation may also attempt to increase its capital resources by making additional offerings of debt, including senior or subordinated notes. Because the Corporation’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, the Corporation cannot predict or estimate the amount, timing or nature of future offerings. Thus, holders of Common Shares bear the risk of future offerings reducing the market value of Common Shares.

Just Energy may be unable to repay the New Term Loans or New Revolving Credit Agreement at maturity.

At maturity, the entire outstanding principal amount of the New Term Loans and New Revolving Credit Agreement, together with accrued and unpaid interest, will become due and payable. Just Energy may not have the funds to fulfill these obligations or the ability to renegotiate these obligations. If, upon the applicable maturity dates, other arrangements prohibit Just Energy from repaying the New Term Loans or New Revolving Credit Agreement, Just Energy could try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or Just Energy could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if Just Energy were not able to obtain such waivers or refinance these borrowings, Just Energy would be unable to repay the New Term Loans or New Revolving Credit Agreement. In addition to risks associated with the repayment of the New Revolving Credit Agreement at maturity, there is risk with debt commitment reductions. Furthermore, pre-maturity payments of principal may be required under the New Revolving Credit Agreement given scheduled debt commitment reductions. The foregoing risks would also apply in the context of principal repayments being required as a result of such scheduled debt commitment reductions.

The New Term Loans will be denominated in U.S. Dollars and there is no guarantee that Just Energy will be able to effectively hedge the arising exchange rate risk.

The New Term Loans will be denominated in U.S. Dollars, and therefore Just Energy will be exposed to fluctuations in the exchange rate between U.S. and Canadian dollars, as well as the exchange rates between U.S. Dollars and other currencies in which Just Energy earns its revenue. There is no guarantee that Just Energy will be able to effectively hedge against any exchange rate risks associated with the foregoing.

The Initial Backstoppers may have significant influence with respect to the Corporation upon the completion of the Recapitalization Transaction.

If the Initial Backstoppers acquire all the Offered Shares in the New Equity Subscription Offering, they will hold at least 66.4% of the Common Shares upon implementation of the Arrangement. They will also have the right to nominate up to three directors on the Board. The Initial Backstoppers may be able to significantly affect the outcome of important matters affecting Just Energy that require Shareholder or Board approval, including business combinations or other transactions that have been recommended for acceptance by Shareholders by the Board. It is possible that the interests of the Initial Backstoppers may in some circumstances conflict with the Corporation’s interests and the interests of other Shareholders. In addition, such parties are in the business of making investments in other companies and may hold securities of, and may from time to time in the future acquire interests in, businesses that directly or indirectly compete with all or a portion of the Corporation’s business or the businesses of its suppliers. None of the Initial Backstoppers have entered into any non-competition agreements with the Corporation, or provided any covenants not to compete with the Corporation under the Backstop Commitment Letter or any other agreement.

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Certain holders of a substantial amount of Just Energy’s Common Shares will also hold a significant portion of the New Term Loans, and their interest may differ from the interests of the holders of the New Term Loans.

Upon consummation of the Recapitalization Transaction, certain holders of New Term Loans will hold a substantial amount of the Common Shares. As a result, their interests may not be aligned with other holders of the New Term Loans. If Just Energy encounters financial difficulties or is unable to pay its debts as they mature, the interests of such holders may conflict with those of the other holders of the New Term Loans.

Risks Relating to the Non-Implementation of the Recapitalization Transaction

Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies that could have a more negative effect on the Corporation. If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effect the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process, in which case holders of Convertible Debentures, Preferred Shares and Common Shares may not be entitled to receive any consideration for such securities or retain any of their Debt, Preferred Shares or Common Shares, respectively (See “Alternative Implementation Process”).

In the event that the Recapitalization Transaction is not implemented the Corporation’s face value amount of total debt may not be reduced by approximately $275 million and the associated reduction in debt service costs may not be achieved.

The financial statements incorporated by reference in this Proxy Circular have been prepared on a going concern basis, which asserts the Corporation has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the expected possible outcomes set forth in such financial statements. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of Just Energy’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary.

Risk Factors Related to the Business and the Common Shares

Certain risk factors relating to the business of the Corporation are contained in the 2020 MD&A under the headings “Risk Factors – Retail Risk” (pages 31 through 32), and “Risk Factors – Business Operations Risks” (pages 32 through 34). The 2020 MD&A is incorporated by reference in this Proxy Circular and has been publicly filed on the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Voting Parties should review and carefully consider the risk factors set forth in the 2020 MD&A and consider all other information contained therein and herein and in the Corporation’s other public filings before determining whether to vote in favour of the resolutions brought before the applicable Meeting(s).

By exchanging Debt for Common Shares pursuant to the Recapitalization Transaction, Senior Unsecured Debtholders will be changing the nature of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. Senior Unsecured Debtholders are provided a variety of contractual rights and remedies under the Senior Unsecured Debt Documents. These rights will not be available to Senior Unsecured Debtholders that become holders of Common Shares upon the Effective Date. Claims of Shareholders will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of Just Energy. In addition, by exchanging Preferred Shares for Common Shares pursuant to the Recapitalization Transaction, holders of Preferred Shares will no longer have a priority over the Common Shares.

Tax Risks

The tax laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax laws that are applicable to the Corporation or the interests held by a Voting Party in the Corporation, or the administrative application or interpretation of such laws, could have an adverse impact on such Voting Party’s interests in the Corporation.

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While the Corporation is confident in its tax filing positions in connection with the Recapitalization Transaction, it has not sought or obtained from any tax authority advance confirmation of such positions (including an advance income tax ruling from the Canada Revenue Agency or a private letter ruling from the IRS), therefore it is possible that such positions may be successfully challenged by tax authorities, which could result in materially different tax consequences than anticipated. It is possible that the Canadian and/or United States tax authorities could take positions or adopt interpretations regarding the applicable tax consequences to Voting Parties that differ from those set out in this Proxy Circular. Voting Parties should consult their own tax advisors.

BUSINESS OF THE ANNUAL MEETING of shareholders

Just Energy’s Financial Statements

We will place before the Annual Meeting our consolidated financial statements, including the related auditor’s report, for the year ended March 31, 2020. Our financial statements are included in our 2020 Annual Report. The Annual Report will be mailed to shareholders who requested a copy. Our financial statements are also available on our website at https://investors.justenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Appointing the Auditor

✓ The Board recommends a vote FOR the re-appointment of Ernst & Young LLP as Just Energy’s auditor.

The Board, on the recommendation of the Audit Committee, proposes that Ernst & Young LLP (“EY”) be re-appointed as auditors of Just Energy until the end of the next annual shareholders’ meeting and that the Board be authorized to set the auditors’ remuneration. EY has served as Just Energy’s auditors since 2010. In order to be effective, the resolution re-appointing EY as auditors and authorizing the directors to fix their remuneration must receive the affirmative vote of a majority of the votes cast by Shareholders in person or by proxy.

If one of the designated directors is your proxyholder and you have not given instructions on how to vote your Common Shares, he or she will vote “FOR” the appointment of EY as Just Energy’s auditors.

	F2020	F2019
Audit and Audit Related Fees(1)	$3,524,572	$2,192,900
Tax Fees(2)	$649,625	$257,700
Other Fees	$895,424	NIL
Total(3)	$5,069,621	$2,450,600

Notes:

(1)	Audit Fees include fees for services rendered by EY in relation to the audit and review of Just Energy’s financial statements and in connection with the Corporation’s statutory, regulatory filings, certain stand-alone subsidiary audits required for regulatory filings, prospectus related services and implementation of new accounting standards.
(2)	The majority of the tax fees are related to tax compliance and tax structuring in relation to the sale of the UK business.
(3)	The majority of these fees related to work conducted in connection with the Strategic Review. The Audit Committee of Just Energy has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by EY were pre-approved by the Audit Committee.

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Say on Pay Advisory Vote

✓ The Board recommends a vote FOR the approval of the advisory non-binding vote on executive compensation.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. Shareholders have the opportunity to vote ‘‘For’’ or ‘‘Against’’ the Corporation’s approach to executive compensation through an advisory resolution in the form set out in Appendix D in the Proxy Circular.

As this is an advisory vote, the results will not be binding on the Board. However, Just Energy’s Say on Pay Policy provides that if a significant proportion of the Common Shares represented in person or by proxy at the Annual Meeting are voted against the advisory resolution, the New Board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The compensation committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may take recommendations to the New Board for implementation by the compensation committee.

At Just Energy’s June 26, 2019 annual meeting 97.2% of the votes cast by shareholders approved, in an advisory, non-binding capacity.

If one of the designated directors is your proxyholder and you have not given instructions on how to vote your Common Shares, he or she will vote ‘‘FOR’’ the approval of the advisory vote on executive compensation.

TSX MIP Resolution

✓ The Board recommends a vote FOR the approval of the TSX MIP Resolution.

Common Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the Common Shareholders, the full text of which is set out in Appendix D in the Proxy Circular, approving the adoption of a Management Incentive Plan, which is more particularly described starting on page 87 of the Proxy Circular.

If one of the designated directors is your proxyholder and you have not given instructions on how to vote your Common Shares, he or she will vote ‘‘FOR’’ the approval of the TSX MIP Resolution.

OTHER MATTERS

Indebtedness of Directors and Executive Officers

Since the beginning of the most recently completed financial year of Just Energy, none of the current or former directors, executive officers or employees of Just Energy or any of its subsidiaries, or any of the proposed Directors of Just Energy, nor any of their associates or affiliates, is now or has been indebted to Just Energy or any of its subsidiaries, other than for “routine indebtedness” (as defined under applicable securities laws), nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Just Energy or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Just Energy, the proposed directors, any security holder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Just Energy or in any proposed transaction which has materially affected or would materially affect Just Energy or any of its subsidiaries.

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Regulatory Matters and Bankruptcies and Insolvencies

Except as described herein, no nominee for director of Just Energy is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Ross was asked to join the Board of Directors of Catalyst Paper Corporation in May 2010 to assist in the possible restructuring of the company. The company subsequently filed for CCAA protection in January 2012, reorganized its financial affairs significantly over a number of months and then successfully emerged from CCAA in September 2012, at which time a new Board representing the post recapitalization stakeholders was appointed.

Mr. Schaefer was on the Board of Directors of Green Earth Fuels, LLC when it filed for voluntary Chapter 7 bankruptcy on January 7, 2015.

Mr. Horton was on the Board of Directors of Neiman Marcus Group, Inc. when it filed for voluntary Chapter 11 bankruptcy on May 7, 2020.

No nominee for director of the Corporation has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Interests of Certain Persons or Companies in Matters to be Acted Upon

No person that is (i) a person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, (ii), a proposed nominee for election as a director of the Corporation, or (iii) an associate or affiliate of any person described by (i) or (ii), has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this proxy circular or in the documents incorporated herein by reference.

2021 Shareholder Proposals

To be eligible for inclusion in the management information circular for the 2021 annual general meeting of shareholders of the Corporation, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s at its head office, First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1, Attention: Corporate Secretary, on or before 5:00 p.m. (Toronto time) on April 18, 2021.

leadership transition

As previously announced, R. Scott Gahn was appointed President and CEO of Just Energy, effective August 5, 2019. Mr. Gahn has succeeded Just Energy’s former President and CEO, Patrick McCullough.

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AUDITORS, TRANSFER AGENT, REGISTRAR and trustee

The independent auditors of Just Energy are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. Ernst & Young LLP has confirmed it is independent with respect to Just Energy within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board.

Computershare Investor Services Inc. at its principal transfer offices in Toronto, Ontario acts as the transfer agent and registrar for the Common Shares and the Preferred Shares, Computershare Trust Company of Canada is trustee for the $160 Million Convertible Debentures and the $100 Million Convertible Debentures.

US Bank Trustees Limited at their principal offices in London, England and Elavon Financial Services Limited, UK Branch act as trustees for the $150 million Convertible Bonds.

INTEREST OF EXPERTS

The partners and associates of Osler, Hoskin & Harcourt LLP, as a group, owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Ernst & Young LLP has confirmed it is independent with respect to Just Energy within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

LEGAL MATTERS

Certain legal matters in connection with the Recapitalization Transaction will be passed upon on behalf of Just Energy by Osler, Hoskin & Harcourt LLP as to matters of Canadian Law and to matters of United States Law.

Additional Information

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A comprehensive description of the Corporation and its business, as well as a summary of risk factors applicable to the Corporation and its business are set out in the 2020 MD&A. Copies of the 2020 AIF, the Corporation’s annual financial statements and the related management’s discussion and analysis, and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year are available to anyone, upon request to Jonah T. Davids, Executive Vice President and General Counsel, at 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1 and without charge to Shareholders, and are also available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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DIRECTORS’ APPROVAL

The contents of this Proxy Circular and its sending to Shareholders and Debtholders have been approved by the Board.

Dated at Toronto, Ontario, this 17th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY GROUP INC.
By:	<Signed> Scott Gahn
Name: Scott Gahn
Title: President and Chief Executive Officer

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Consent of BMO NESBITT BURNS INC.

We refer to the Proxy Circular relating to meetings of Senior Unsecured Debtholders, Convertible Debentureholders and existing Shareholders to consider, among other things, an arrangement under the Canada Business Corporations Act.

We hereby consent to the inclusion of a summary and the complete text of our opinion concerning the fairness of the Recapitalization (as defined in the BMO Opinion), from a financial point of view, to the holders of the Eurobonds (as defined in the BMO Opinion), the Subordinated Convertible Debentures (as defined in the BMO Opinion), the existing Preferred Shares and the existing Common Shares in the Proxy Circular, and to the references therein to our firm name and to the BMO Opinion and to the filing of the BMO Opinion with the Ontario Superior Court of Justice (Commercial List).

<signed> “BMO Nesbitt Burns Inc.”

BMO Nesbitt Burns Inc.

Toronto, Canada

July 17, 2020

A

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Appendix A

SENIOR UNSECURED DEBTHOLDERS’ ARRANGEMENT RESOLUTION

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

“BE IT RESOLVED, that:

1.	the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Just Energy Group Inc. (the “Corporation”) and 12175592 Canada Inc. (“121 Canada”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix F to the management proxy circular of the Corporation dated July 17, 2020 (the “Proxy Circular”), be and is hereby authorized, approved and adopted;
2.	notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation is hereby authorized and empowered to: (i) amend the Support Agreement (as such term is defined in the Proxy Circular), the Backstop Commitment Letter (as such term is defined in the Proxy Circular), the New Equity Offering Documentation (as such term is defined in the Proxy Circular) or the Plan of Arrangement, to the extent permitted by their respective terms and with any additional approvals required therein; and (ii) subject to the terms of the Support Agreement, the Backstop Commitment Letter, the New Equity Offering Documentation and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;
3.	any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and
4.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution.”

B

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Appendix B

CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

“BE IT RESOLVED, that:

1.	the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Just Energy Group Inc. (the “Corporation”) and 12175592 Canada Inc. (“121 Canada”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix F to the management proxy circular of the Corporation dated July 17, 2020 (the “Proxy Circular”), be and is hereby authorized, approved and adopted;
2.	notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Support Agreement (as such term is defined in the Proxy Circular), the Backstop Commitment Letter (as such term is defined in the Proxy Circular), the New Equity Offering Documentation (as such term is defined in the Proxy Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Support Agreement, the Backstop Commitment Letter, the New Equity Offering Documentation and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;
3.	any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and
4.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution.”

C

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Appendix C

Shareholders’ ARRANGEMENT Resolution

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

“BE IT RESOLVED, as a special resolution that:

1.	the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Just Energy Group Inc. (the “Corporation”) and 12175592 Canada Inc. (“121 Canada”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix F to the management proxy circular of the Corporation dated July 17, 2020 (the “Proxy Circular”), be and is hereby authorized, approved and adopted;
2.	notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Support Agreement (as such term is defined in the Proxy Circular), the Backstop Commitment Letter (as such term is defined in the Proxy Circular), the New Equity Offering Documentation (as such term is defined in the Proxy Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Support Agreement, the Backstop Commitment Letter, the New Equity Offering Documentation and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;
3.	any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and
4.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution.”

D

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Appendix D

ANNUAL MEETING RESOLUTION

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

Auditor Appointment and Financial Statements Resolution

“BE IT RESOLVED, as an ordinary resolution that:

1.	Ernst & Young LLP, be appointed auditors of the Corporation at such remuneration as may be determined by the board of directors of the Corporation and the board of directors of the Corporation is hereby authorized to fix such remuneration; and
2.	receipt of a copy of the consolidated financial statements of the Corporation for the year ended March 31, 2020 and the auditors’ report thereon is acknowledged.”

Say-on-Pay Resolution

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, that the shareholders accept the approach to executive compensation as disclosed in the “Compensation Discussion and Analysis” section in Appendix E in the Proxy Circular.”

TSX MIP Resolution

“BE IT RESOLVED, as an ordinary resolution that:

1.	the management equity incentive plan (the “Management Incentive Plan”) of Just Energy Group Inc. (the “Corporation”), as described in the management proxy circular of the Corporation dated July 17, 2020 (the “Proxy Circular”), be and the same is hereby approved and adopted;
2.	the aggregate number of Common Shares (as such term is defined in the Proxy Circular) which may be reserved and set aside for issue under the Management Incentive Plan shall not exceed 5% of the Common Shares outstanding upon implementation of the recapitalization transaction described in the Proxy Circular;
3.	the Corporation has the ability to continue granting options, rights and other entitlements under the Management Incentive Plan until August 25, 2023, which is the date that is three years from the date of the shareholders’ meeting at which shareholder approval is being sought
4.	the board of directors of the Corporation be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard; and
5.	any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

E

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Appendix E

CORPORATE GOVERNANCE AND COMPENSATION MATTERS

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

The disclosure set out in this Appendix E and in Appendix K describes the current governance and compensation practices of the Corporation. Given the substantial reconstitution of the Board contemplated by the Recapitalization Transaction, the new Board may implement significant changes to such governance and compensation practices.

Pending completion of the Recapitalization Transaction, the Corporation has suspended the ability of holders of RSGs, PBGs and DSGs to exercise such awards. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Common Share Consolidation. In addition, the outstanding grant balances available for awards under all equity compensation plans in effect before the Effective Time will be adjusted by dividing such grant balances by 33. Accordingly, following the Common Share Consolidation the outstanding RSGs, PBGs and DSGs will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.

CORPORATE GOVERNANCE PRACTICES

Just Energy is committed to maintaining high standards of corporate governance and continually assesses its governance practices against evolving policies, practices and legal requirements. Appendix K of this Proxy Circular contains a detailed description of our corporate governance practices in accordance with the rules and standards of the Canadian Securities Administrators, the TSX and the NYSE.

The Board is responsible for the stewardship of the Corporation. Its role is to provide effective leadership and oversight of Just Energy. Just Energy has officers and employees responsible for the day-to-day management and conduct of the businesses of Just Energy and the implementation of the strategic plan and approved by the Board. Fundamentally, the Board seeks to ensure that the Corporation conducts its business with integrity and a view to creating sustainable and long-term value and profitable growth. Supported by its committees, the Board’s processes are designed to achieve an appropriate degree of independence from management; to monitor the risk management framework of the Corporation, including the integrity of its approaches to hedging the supply of natural gas, electricity and green products; to oversee succession planning; and to consider, approve and monitor the Corporation’s strategic, operating, capital and financial plans. The duties and responsibilities of the Board are set out in a written mandate of the Board which can be found attached to this Proxy Circular as Appendix J and on the Corporation’s website at www.justenergygroup.com.

To assist the Board with its fiduciary responsibilities, the Board is currently supported by the following five standing committees:

•	Audit Committee;
•	Risk Committee;
•	Compensation, Human Resources, Environmental and Health and Safety Committee;
•	Nominating and Corporate Governance Committee; and
•	Special Committee.

Details respecting the responsibilities of the audit committee are set out in Schedule “B” on page 35 of Just Energy’s annual information form and details respecting the responsibilities of each of the other standing committees are set out in Schedule A.

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Independent Majority

As indicated in the Proxy Circular and as required by applicable legislation and regulation, 5 of the 7 persons standing for election are independent. Accordingly, 71.4% of Just Energy’s directors will be independent as defined by applicable stock exchange and securities legislation. All directors that will serve as members of the compensation committee, the risk committee and the audit committee, will be independent.

Board Rejuvenation and Diversity

On August 14, 2019, the Board approved an amendment to the Corporation’s retirement policy to increase the retirement age to 78. Accordingly, the retirement policy for directors which, in effect, requires non-management directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected or starting from Just Energy’s April 2001 initial public offering and (b) attaining age 78. Special circumstances may exist or arise when it is in Just Energy’s best interests to waive the policy for up to a maximum of three years based on a director’s contribution and expertise subject to solid annual performance assessments.

In addition, the board has adopted a written policy to encourage greater board diversity and renewal. The Board considers diversity of gender, ethnicity, age, business experience, functional expertise, personal skills, stakeholder perspectives and geography as factors to consider in identifying new directors.

Clawback Policy

The board’s Clawback Policy entitled “Recoupment Upon Restatement or Misstatement of Financial Results” provides that if, in the opinion of the independent directors of the Board, Just Energy’s financial results are restated due in whole or in part to intentional fraud or misconduct by one or more of Just Energy’s executive officers the independent directors may, based upon the facts and circumstances surrounding the restatement, direct that Just Energy recover all or a portion of any bonus or incentive compensation paid, or cancel all, or part of, the stock-based awards granted, to an executive officer. The remedies that may be sought by the independent directors are subject to a number of conditions, including, that: (i) the bonus or incentive compensation to be recouped was based on the achievement of objective financial or other similar criteria or factors as provided for in the executive officer’s employment contract and was calculated based upon the financial results that were restated, (ii) the executive officer in question engaged in the intentional misconduct, (iii) the bonus or incentive compensation calculated or to be calculated under the restated financial results is less than the amount actually paid or awarded or to be paid or awarded, and (iv) no remedy, action or proceeding for the recovery of any amount from an executive officer that is provided for in the policy may be commenced after a period of three years from the date such executive’s employment is terminated for whatever reason.

Directors to be Elected on an Individual Basis

The Board has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the nominating and governance committee for consideration promptly following the meeting. The nominating and governance committee shall consider the resignation and shall recommend to the Board whether to accept it. The Board will consider the recommendation and determine whether to accept it within 90 days of the meeting and a news release will be issued by Just Energy announcing the board’s determination. Under the policy, the Board will accept the resignation absent exceptional circumstances. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Board Diversity

To address National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices”, the Board amended its written policy on Board Diversity and Renewal to include as a guideline and target that at a minimum, one third of Just Energy’s directors should, within a reasonable period of time, be women. If all of the nominees are elected, 14% of the Board members will be women.

Although the Board considers multiple diversity factors in identifying new directors, it has not adopted targets for any other personal characteristic other than gender. The Board believes promotion of diversity is best served through careful consideration of all the knowledge, experience, skills and backgrounds of each individual candidate for director and senior management positions (including executive officer positions) in light of the needs of the Board or of Just Energy, as the case may be, without focusing on any single diversity characteristic.

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The Board has not adopted a written policy or target for any personal characteristic other than gender. There are no Aboriginal peoples, visible minorities, or persons with disabilities that have self-identified as being members of the Board or executive officers.

Director Overboarding

The Board has adopted a guideline on director overboarding that is consistent with International Shareholders Services’ and Glass Lewis’ revised policies that came into force in 2017. The guideline provides that as a principle of good corporate governance, (i) non-management directors of Just Energy should not serve on the boards of more than four publicly listed companies; and (ii) management directors shall not serve on the board of more than two publicly listed companies. The nominating and governance committee, after a consideration of all the circumstances, may determine annually, prior to the election of directors, to waive the guideline for persons who in exceptional circumstances with unique experience and expertise, should not be constrained from serving on the board, provided that such a director maintains an attendance record of at least 80% of all Board and Board committee meetings.

Anti-Hedging Policy

Under Just Energy’s Anti-Hedging Policy, no Director, officer or senior employee of Just Energy may purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Corporation’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation. Such transactions, while allowing the holder to own the Corporation’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Corporation. The objective of this policy is therefore to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk and thereby maintaining alignment with the other stakeholders of the Corporation.

Director Orientation and Continuing Education

The Board has approved the implementation of a formal orientation plan for new directors and a policy to encourage directors to participate in continuing education. The intent of the policies is to ensure that: (i) new directors, whether appointed to fill a vacancy on the Board or to be elected at an annual meeting, be required to participate in a comprehensive orientation program to familiarize them with Just Energy’s business, board policies and committee structure, their fiduciary duties and responsibilities as directors and the contribution they are expected to make to the deliberations of the Board and Board committees, and (ii) a program is in place to ensure all directors will have access to education and information on an ongoing basis, both internal and external, pertaining to matters in (i) above and to board effectiveness, the best practices associated with successful boards, briefings on strategy, succession planning and risk, so as to enable them to carry out their duties and responsibilities as outlined in the Just Energy board mandate and the mandate for individual directors both of which are published on Just Energy’s website https://investors.justenergy.com.

For a comprehensive review of Just Energy’s Corporate Governance practices pursuant to National Instrument 58-101, see Appendix K of this Proxy Circular.

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of Shareholders. Directors may participate by teleconference if they cannot attend in person. The table below summarizes the number of Board and Board committee meetings attended by each director during fiscal 2020. The directors’ attendance records are also included in the director profiles under “Description of the Recapitalization Transaction – Appointment of Directors” in the Proxy Circular The independent directors also meet separately, in camera, without management present at the end of each board and committee meeting and at the annual strategy session. All Board members are encouraged to attend all committee meetings, even if they are not members of the respective Board committee.

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Director	Board	Audit	Risk	Compensation, Human Resources, Environmental Health and Safety	Nominating and Corporate Governance	Special	Total Board and Committee Meetings
John A Brussa(1)	6/6 100%	-	1/1 100%	-	1/1 100%	-	8/8 100%
R. Scott Gahn(2)	27/27 100%	4/4 100%	2/2 100%	3/3 100%	-	3/3 100%	39/39 100%
Walter M. Higgins III(3)	15/16 94%	6/6 100%	2/2 100%	2/2 100%	-	13/13 100%	38/39 97%
H. Clark Hollands(4)	27/27 100%	10/10 100%	4/4 100%	2/2 100%	3/3 100%	16/16 100%	62/62 100%
Rebecca MacDonald	25/27 93%	-	-	-	-	-	25/27 93%
Patrick McCullough(5)	8/8 100%	-	-	-	-	-	8/8 100%
Brett Perlman(6)	3/3 100%	-	1/1 100%	1/1 100%	-	-	5/5 100%
M. Dallas H. Ross	27/27 100%	10/10 100%	4/4 100%	5/5 100%	3/3 100%	16/16 100%	65/65 100%
William F. Weld	22/27 81%	9/10 90%	-	3/5 60%	3/3 100%	15/16 100%	52/61 85%
Total:							96%

Notes:

(1)	Mr. Brussa retired from the Board on June 26, 2019.
(2)	Mr. Gahn was appointed as the President and Chief Executive Officer on August 2, 2019 and ceased to be a member of the Audit, Risk, Compensation, Human Resources, Environmental Health and Safety and Special Committees on August 14, 2019.
(3)	Mr. Higgins was appointed to the Board as of August 15, 2019.
(4)	Mr. Hollands became a member of the Compensation, Human Resources, Environmental, Health and Safety Committee as of August 15, 2019.
(5)	Mr. McCullough ceased to be a Board member on August 2, 2019.
(6)	Mr. Perlman retired from the Board on May 16, 2019.

DIRECTOR COMPENSATION

Our approach to compensation for non-management directors is intended to achieve the following goals:

•	Attract and retain highly qualified individuals with the capability to meet the responsibilities of Board members, which recognizes the increasing responsibilities, time commitments and accountability of Board members;
•	Ensure the long-term interests of directors and shareholders are aligned; and
•	Appropriately reflect the risks and complexity of our business.

Director Compensation Structure

The Compensation Committee (as defined below) periodically reviews director compensation to ensure that it is reasonable in the context of the time required from directors to achieve the objectives noted above.

Annual Retainer

Non-management directors receive an annual base retainer of USD $125,000 in four installments following the end of each quarter of service as a Board member. At least 15% of their annual retainer was in the form of DSGs and is expected to be in the form of new equity as approved under the Management Incentive Plan. There are no additional meeting fees for our directors.

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Additional Retainers for Certain Directors

Certain directors receive additional retainers that are paid quarterly in cash:

•	Lead Director: The Lead Director receives an additional USD $25,000 annually due to the broad responsibilities of this position.
•	Audit Committee Chair: The Audit Committee Chair receives an additional USD $25,000 due to the workload and broad responsibilities of the committee.
•	Special Committee: The Strategic Committee Chair receives an additional USD $100,000 and each member of the Committee receives an additional USD $40,000 due to the workload.
•	Other Committee Chairs: Other Committee Chairs receive an additional USD $5,000 annually due to the workload and responsibilities of these committees.

Deferred Share Grants (DSGs)

Each DSG is exchangeable for one common share and is fully vested upon grant. However, DSGs may not be exchanged for common shares until the earlier of: (i) three years from the grant date, (ii) the day such director ceases to be a director of Just Energy or (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. For more information on DSGs, please refer to “The 2010 Directors Compensation Plan” on page E-19.

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Directors who are officers of the Corporation do not receive any compensation for their services as directors.

Equity Ownership Requirement

Each non-management director is required to own a number of Shares and/or DSGs such that the value thereof at the commencement of each financial year of the Corporation shall equal at least two times the value of the annual base retainer received by such Director for the financial year of the Corporation. New Board have five years from the date of their appointment or election to become compliant with the equity holding requirement.

Director Compensation Table

The following table indicates the compensation paid by Just Energy to its outside directors for the fiscal year ended March 31, 2020. Rebecca MacDonald, Patrick McCullough, and following his appointment as President and Chief Executive Officer, Scott Gahn, did not receive any fees or benefits for serving as directors. Director compensation received by Mr. Gahn prior to his appointment as President and Chief Executive Officer is included in the summary compensation table on for compensation paid to named executive officers on page E-16. All cash amounts were paid in U.S. dollars and for purposes of the Table and notes below, unless otherwise indicated, have been converted to Canadian dollars at an exchange rate of 1.3313.

		Retainer(1)
Name of Director	Cash Retainer Earned $	Committee Chair Retainer $	Total Cash Retainer $	Share-Based Awards(2) $	All Other Compensation(4) $	Total(5) $
Walter M. Higgins III(7)	121,689	4,160	125,849	16,601	NIL	141,450
H. Clark Hollands	184,219	32,034	216,253	26,709	NIL	242,862
Brett Perlman(8)	22,466	NIL	22,466	NIL	NIL	22,466
M. Dallas H. Ross	243,378	6,657	250,035	31,202	NIL	281,237
William F. Weld	206,518	5,658	212,176	37,443	NIL	249,619
R. Scott Gahn	54,916	2,219	57,135	8,321	NIL	65,456

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Notes:

(1)	Amount reflects the cash portion of annual base retainer earned by each director. The annual base retainer for each non-management director is USD $125,000. In addition, the chair of the audit committee receives an additional annual fee of USD $25,000 and the chair of the special committee receives an additional USD $100,000 for serving as chairs. The chair of each of the other committees, receives an additional annual fee of USD $5,000. All members of the special committee (other than the chair) receive an additional annual fee of USD $40,000. The lead director receives an additional annual fee of USD $25,000 to reflect his role as lead director. All fees are payable quarterly in arrears.
(2)	Non-management directors are required to receive a minimum of 15% of their annual base retainer in DSGs and may elect to take all or a portion of the balance of their annual base retainer and chair (including lead director) fees in DSGs pursuant to the Just Energy DSG Plan described in detail on page E-19. At March 31, 2020, the non-management directors owned a total of 153,896 DSGs and 130,000 common shares. The price used to determine the number of DSGs granted to directors pursuant to the Just Energy DSG Plan was: USD $4.14, for the quarter ended June 30, 2019; USD $1.73, for the quarter ended September 30, 2019; USD $1.65, for the quarter ended December 31, 2019 and USD $0.48 for the quarter ended March 31, 2020, based on the weighted average trading price of common shares on the NYSE for the 10 trading days preceding each quarter end of Just Energy. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.
(3)	On February 6, 2009, the board of directors adopted as a policy of Just Energy that no further options be granted to directors. All outstanding options previously granted to directors have expired.
(4)	There are no non-equity incentive plans, pension plans or other similar arrangements for non-management directors.
(5)	Just Energy has issued indemnities to each of its directors and officers as permitted under applicable corporate legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries. The annual insurance coverage under the policy is limited to US$38.5 million (per claim and in the aggregate each policy year) at an annual premium of US$2,357,500 for the year ending March 31, 2021. Just Energy does not maintain any programs pursuant to which it makes donations to charitable institutions in a director’s name.
(6)	Mr. Gahn was appointed as the President and Chief Executive Officer on August 2, 2019 and ceased to be paid directors’ fees on that date.
(7)	Mr. Higgins was appointed to the Board as of August 15, 2019.
(8)	Mr. Perlman ceased to be a member of the Board on May 16, 2019.

Options and Common Share-Based Awards – Non-Management Directors

Just Energy does not grant options to its non-management directors and no directors had outstanding options as at March 31, 2020. All DSGs granted to director are vested at time of grant, although DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy or (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date.

The following table provides information with respect to all incentive plan awards for the non-management directors for the year ended March 31, 2020.

Name of Director	Share- Based Awards – value vested during the year(1) $
Walter M. Higgins III	NIL
H. Clark Hollands	22,796
Brett Perlman(2)	17,325
M. Dallas H. Ross	22,520
William F. Weld	54,003
R. Scott Gahn(3)	17,558

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Notes:

(1)	Based upon the closing price of common shares on the TSX on March 31, 2020 of $0.71. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.
(2)	Mr. Perlman retired effective May 16, 2019.
(3)	Mr. Gahn was appointed as the President and Chief Executive Officer on August 2, 2019.

COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion of the compensation arrangements for the Chief Executive Officer, the Chief Financial Officer and the three other most highly-compensated executive officers of the Corporation and its businesses acting in such capacity as at the end of the most recently completed financial year (each a “Named Executive Officer” or “NEO”). For the period ended March 31, 2020, the Corporation had the following six NEOs:

• Rebecca MacDonald	Executive Chair
• R. Scott Gahn	President and Chief Executive Officer
• Patrick McCullough	Former President and Chief Executive Officer
• James (Jim) Brown	Chief Financial Officer
• Brent Moore	Executive Vice President, North America
• Jeff Shoaf	President, Hudson Energy

Compensation Principles and Philosophy

Just Energy is committed to transparency in communicating with investors, customers, regulators and the public. This commitment extends to the decisions we make about compensation. Shareholders are entitled to a clear understanding of executive compensation and the considerations that drive our decision-making process each year.

Our compensation philosophy is designed to support the creation of long-term value for our shareholders. The core principles of Just Energy’s approach to compensation can be summarized as follows:

•	Provide market competitive compensation designed to attract, motivate and retain highly qualified and top-performing executives.
•	Reinforce shareholder alignment by including a significant portion of variable (at risk) and equity based compensation and requiring certain executives to meet significant share-ownership guidelines.

The Compensation Committee

The compensation, human resources, environmental, health and safety committee (the “Compensation Committee”) has, with the Board of Just Energy, responsibility for executive compensation. The Compensation Committee consists of four independent directors: Messrs. Ross (Chair), Higgins, Hollands and Weld.

The duties and responsibilities of the Compensation Committee are described in the Compensation Committee mandate available on Just Energy’s website at www.justenergygroup.com, which includes the authority to retain compensation consultants. Each NEO’s performance and related salary level, annual short-term discretionary performance bonuses, long-term targeted incentive bonuses, the use of RSGs/PBGs and minimum common share ownership requirements, are reviewed annually by the Compensation Committee in conjunction with the Chair and the President and CEO of Just Energy. All NEO compensation packages are subject to the approval of the Compensation Committee and the board. While compensation consultants were retained in each of the years 2017, 2018, 2019 and 2020, the compensation decisions with respect to the NEOs are the exclusive responsibility of the Compensation Committee and the Board.

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Our Approach to Executive Compensation

Just Energy’s compensation package for senior employees of the Corporation, including the NEOs, consists of a base salary and benefits, annual short-term bonus and long-term incentive programs. The Corporation provides a significant proportion of variable (“at risk”) compensation through its short-term and long-term incentive programs, including a significant portion of compensation being in the form of RSGs, PBGs and LTR-RSGs designed to attract and retain key executives, align compensation with the Corporation’s risk profile and focus senior executives attention on creating long-term, sustainable value for Shareholders.

Compensation Elements

The following table summarizes the elements of Just Energy’s executive compensation:

Compensation Elements(1)	Components	Form(3)	Performance/ Vesting Period	Objectives
Base Salary	Fixed	Cash	1 year	• Attraction and retention • Provide fixed level of income
Short-Term Performance Bonus	Variable	Cash Bonus or immediately vesting RSGs/PBGs	1 year	• Reward contribution to overall Corporation performance in the past year • Motivate to meet annual corporate and individual goals • Attraction and retention
Long-Term Incentive Bonus	Variable	RSGs/PBGs	3 years	• Management and Shareholder Alignment • Motivate to create longer-term Corporation value • Attraction and retention.
Long-Term Retention Bonus(2)	Variable	LTR-RSGs	3 years	• Management and Shareholder Alignment • Motivate to create longer-term shareholder value • Attraction and retention
Benefits	Other	Health, dental, life insurance, profit sharing, etc.	Ongoing	• Provide market competitive benefits • Attraction and retention

Notes:

(1)	While options are available to the compensation committee to provide a longer-term incentive for executives to enhance shareholder value, options have not been used as a component of NEO compensation in the past nine years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation.
(2)	See discussion beginning on page E-12.
(3)	As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.

Compensation and Risk

The Board and its Compensation Committee consider the implications of the risks associated with its compensation policies and practices. The components of compensation for the NEOs and other senior level employees are structured so as not to encourage or create risks that are reasonably likely to have a material adverse impact on Just Energy’s business. To this end: (i) the targeted long-term performance bonuses for the NEOs which are payable principally in RSGs/PBGs vest over three years; (ii) the CEO and CFO have common share ownership requirements, (iii) trading restrictions constrain the ability of most executives to dispose of their common shares during extensive “black-out” periods of time during each year, (iv) LTR-RSGs are designed to align the interests of management with those of shareholders and are not such so as to encourage any NEO to take excessive or inappropriate risks, (v) short-term incentive bonuses, while based on formulaic criteria are capped as a percentage of each NEOs base salary, and (vi) long-term bonuses for the NEOs are also capped. Executive management controls margins on energy contracts which form the basis for compensation for some NEOs. In addition, executive management exercises control over expansion plans with respect to the businesses carried on by Just Energy. The above constraints, requirements and limitations are monitored by the Board’s risk and governance committees.

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Neither the NEOs nor directors purchase financial instruments such as equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of securities of Just Energy granted as compensation or held directly or indirectly by the NEO or director.

Compensation Consultants and Executive Compensation

Since March 2016, the Compensation Committee has retained Meridian Compensation Partners (“Meridian”) as its independent executive compensation consultant. Meridian had no relationship with Just Energy or its Board prior to March 2016, and does not provide any services to Just Energy other than advisory services to the Compensation Committee.

The services provided by Meridian to the Compensation Committee since 2016 include: (i) providing advice on Just Energy’s executive pay philosophy; (ii) providing advice on Just Energy’s compensation peer group; (iii) providing incentive plan advice for both short-term and long-term incentive programs; (iv) reviewing CEO and senior management compensation structures against market; and (v) reviewing and making recommendations with respect to executive employment agreements. Meridian were not engaged as compensation consultants in Fiscal 2020 and Just Energy paid no fees to Meridian in Fiscal 2020.

The decisions made by the Compensation Committee and Board on executive compensation are the sole responsibility of the Compensation Committee and the Board and may reflect factors and considerations other than the information and recommendations provided by Meridian.

Elements of Compensation

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the Chair, the President and Chief Executive Officer and the Chief Financial Officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions and the general performance of the business.

Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the compensation committee’s assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package.

Short-Term Performance Bonus:

The annual short-term performance bonus (“STPB”) rewards executives (including NEOs, other than Mr. Gahn) and other employees for their contribution to the overall performance of Just Energy and, in the case of business unit leaders, to the performance of their respective business unit. For the year ending March 31, 2020, on a recommendation from the Compensation Committee, the Board approved the following short-term bonus metrics for the Corporation’s employees, including the NEOs:

		Scoring Relative to Bonus Entitlement(4)
Metric	Weighting(4)	Threshold (50%)	Target (100%)	Exceeds (125%)
Base EBITDA(1)	25%	$ 225 Million	$ 245 Million	$ 265 Million
ROIC(2)	25%	12%	14%	15.2%
FCF(3)	50%	$ 90 Million	$ 100 Million	$ 115 Million

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Base EBITDA

		Bonus Eligibility for Base EBITDA Target ($)(5)
Base EBITDA(1) Performance Target Levels	Bonus Eligibility(6)	Rebecca MacDonald ($)	James (Jim) Brown ($)	Brent Moore ($)	Jeff Shoaf ($)
< 50%	NIL	NIL	NIL	NIL	NIL
at 50%	50%	121,875	83,333	62,500	37,500
at 100%	100%	243,750	166,667	125,000	75,000
At 125% and above	125%	304,687	208,333	156,250	93,750

ROIC

		Bonus Eligibility for ROIC Target ($)(5)
ROIC(2) Performance Target Levels	Bonus Eligibility(6)	Rebecca MacDonald ($)	James (Jim) Brown ($)	Brent Moore ($)	Jeff Shoaf ($)
< 50%	NIL	NIL	NIL	NIL	NIL
at 50%	50%	121,875	83,333	62,500	37,500
at 100%	100%	243,750	166,667	125,000	75,000
At 125% and above	125%	304,687	208,333	156,250	93,750

Free Cash Flow

		Bonus Eligibility for FCF Target ($)(5)
FCF(3) Performance Target Levels	Bonus Eligibility (6)	Rebecca MacDonald ($)	James (Jim) Brown ($)	Brent Moore ($)	Jeff Shoaf ($)
< 50%	NIL	NIL	NIL	NIL	NIL
at 50%	50%	243,750	166,667	125,000	75,000
at 100%	100%	487,500	333,333	250,000	150,000
At 125% and above	125%	609,374	416,666	312,500	187,500

(1)	Base EBITDA – performance target levels are for each Year End of March 31 as derived from the annual budget established by management of Just Energy as approved by the Board for Just Energy’s business. For Fiscal 2020, the minimum Base EBITDA target was $225 million and Base EBITDA was $185.8 million. Accordingly, the Threshold Target was not achieved and no STPB was paid with respect to Base EBITDA.
(2)	ROIC – Return on Invested Capital of the Corporation. For Fiscal 2020, the minimum ROIC target was 12% and ROIC for Fiscal 2020 was less than 12%. Accordingly, the Threshold Target was not achieved and no STPB was paid with respect to ROIC.
(3)	Free Cash Flow of the Corporation. For Fiscal 2020, the minimum FCF target was $90 million and FCF for Fiscal 2020 was $24.5 million and accordingly, the Threshold Target was not achieved and no STPB was paid with respect to FCF.
(4)	Each eligible employee will receive an amount payable in cash determined by the product of the respective employee’s bonus eligibility percentage multiplied by the weighting multiplied by the scoring percentage. The scoring percentage amount needs to be achieved to be greater up to the next level in order for the bonus amount thereunder to be paid.
(5)	All amounts are in U.S. Dollars.
(6)	STPB levels and related payments are not cumulative and are payable as to 100% in cash provided that the employee may elect to receive all or a portion thereof in immediately vested RSGs/PBGs as calculated pursuant to an employment agreement. The STPB is not guaranteed in its entirety based on the achievement of the above Base EBITDA targets. The Compensation Committee may take into account other factors including Total Shareholder Return.

Scott Gahn was employed as the President and Chief Executive Officer on August 2, 2019. For Fiscal 2020, Mr. Gahn was eligible for a STPB of USD $1 million upon a Change of Control. Mr. Gahn was not eligible for any other STPB.

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Long-Term Incentive Bonus

Long-term incentive bonuses (“LTIB”) for the Corporation’s senior executives are generally tied to business metrics for the Corporation that align with long-term Shareholder value. In addition, LTIBs are paid in RSGs or PBGs which generally vest over three years, tying management to the ongoing performance of the Corporation.

Long-term incentive bonuses for each of the NEOs (other than Mr. Gahn) are based on the achievement of the growth criteria and targets based upon incremental growth over business plan targets for embedded gross margins as well as for customer net promoter score, which indicates long-term customer perception of the Corporation, a good indicator of willingness to buy, attrition and retention, in each case, for the year ended March 31, 2020 as set forth the table below:

		Scoring Relative to Bonus Entitlement(4)
Metric	Weighting(4)	Threshold (50%)	Target (100%)	Exceeds (125%)
Net Promoter Score (NPS)(1)	25%	29	32	35
Embedded Gross Margin (EGM)(2)	75%	$ 2.15 Billion	$ 2.25 Billion	$ 2.35 Billion

The eligible amounts for each LTIB metric for each NEO (other than Scott Gahn) are described below. Mr. Gahn did not have a LTIB for Fiscal 2020.

Net Promoter Score

		Bonus Eligibility for Net Promoter Score Target ($)(5)
Net Promoter Score(1) Performance Target Levels	Bonus Eligibility(6)	Rebecca MacDonald ($)	James (Jim) Brown ($)	Brent Moore ($)	Jeff Shoaf ($)
< 50%	NIL	NIL	NIL	NIL	NIL
at 50%	50%	121,875	83,333	62,500	37,500
at 100%	100%	243,750	166,667	125,000	75,000
At 125% and above	125%	304,687	208,333	156,250	93,750

Embedded Gross Margin

		Bonus Eligibility for Embedded Gross Margin Target ($)(5)
Base EGM(2) Performance Target Levels	Bonus Eligibility(6)	Rebecca MacDonald ($)	James (Jim) Brown ($)	Brent Moore ($)	Jeff Shoaf ($)
< 50%	NIL	NIL	NIL	NIL	NIL
at 50%	50%	365,624	250,000	187,500	112,500
at 100%	100%	731,250	500,000	375,000	225,000
At 125% and above	125%	914,062	625,000	468,750	281,250

(1)	NPS is an index that measures the willingness of customers to recommend the Corporation’s products or services to others. It is used as a proxy for gauging the customer's overall satisfaction with the Corporation’s product or service and the customer’s loyalty to the Just Energy brand. For Fiscal 2020, the minimum NPS Target was 29 and the NPS achieved was 22.2. Accordingly, the NPS Target was not achieved in Fiscal 2020 and no LTIB was paid with respect to NPS.
(2)	EGM means a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded margin is the difference between existing customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals as calculated in Just Energy’s Management’s Discussion and Analysis filed each quarter. It is assumed that expiring contracts will be renewed at target margin and renewal rates. For Fiscal 2020 the minimum EGM Target was $2.15 billion and the EGM achieved was $1.8 billion. Accordingly, the EGM Target was not achieved in Fiscal 2020 and no LTIB was paid with respect to EGM.
(3)	Each eligible employee will receive an amount payable in cash determined by the product of the respective employee’s bonus eligibility percentage multiplied by the weighting multiplied by the scoring percentage. The scoring percentage amount needs to be achieved to be greater up to the next level in order for the bonus amount thereunder to be paid.
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(4)	Each eligible employee will receive an amount payable in cash determined by the product of the respective employee’s bonus eligibility percentage multiplied by the weighting multiplied by the scoring percentage. The scoring percentage amount needs to be achieved to be greater up to the next level in order for the bonus amount thereunder to be paid.
(5)	All amounts are in U.S. Dollars.
(6)	LTPB levels and related payments are not cumulative and are payable as to 100% in RSGs/PBGs that vest over 3 years. The LTPB is not guaranteed in its entirety based on the achievement of the above targets. The Compensation Committee may take into account other factors including Total Shareholder Return.

Long-Term Retention Grants (“LTR-RSGs”)

Each of Ms. MacDonald, Mr. Brown and Mr. Moore have been granted the ability to earn LTR-RSGs based on the compound annual growth rate of the common shares as of March 31, 2021, as follows:

	Number of LTR-RSGs Earned(3)(4)
CAGR of Shares as at March 31, 2021(1)(2)	Rebecca MacDonald(5)	James (Jim) Brown	Brent Moore
< 11.9%	NIL	NIL	NIL
11.9%	375,000	37,500	93,750
15.0%	500,000	50,000	125,000
17.9%	625,000	62,500	N/A
20.7%	750,000	75,000	N/A
23.4%	875,000	87,500	N/A
26.0% or greater	1,000,000	100,000	N/A

Notes:

(1)	Compound Annual Growth Rate (“CAGR”) of the price of the common shares from a commencement price of CAD $6.25 to the closing price of the Shares on the Toronto Stock Exchange on the third trading day following the Corporation’s release of its fiscal year end results for the year ending March 31, 2021 (the “CAGR Determination Date”). CAGR shall be determined using the following calculation.

(X/$6.25) 1/3 − 1 × 100%,

X = the closing price of the common shares on the Toronto Stock Exchange on the CAGR Determination Date.

(2)	If the CAGR is between any of the percentages, the percentage of LTR-RSGs earned hereunder shall be the pro-rated amount between any such percentages. For example, if the CAGR is 13%, the percent of grant would be 83.37% and the number of LTR-RSGs for Mr. McCullough and Ms. MacDonald would be 419,350.
(3)	No LTR-RSGs shall be earned prior to the CAGR Determination Date and shall be subject to Board approval. Earned LTR-RSGs shall vest immediately upon being earned and shall be exchangeable for Shares on a 1:1 basis. If the Board of Directors of the Corporation is unable to or does not approve the grant of the LTR-RSGs within thirty (30) days of the CAGR Determination Date, each NEO shall be paid a cash equivalent of the value of the Excess LTR-RSGs determined by the product of (i) the number of Excess LTR-RSGs; and (ii) the closing common price on the TSX or NYSE on the CAGR Determination Date. All earned LTR-RSGs shall have a term of 10 years from the grant date. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.
(4)	Notwithstanding the RSG Plan, prior to the LTR-RSGs being earned hereunder, the NEOs shall not be entitled to receive distributions in an amount equal to dividends paid on the Shares. If any LTR-RSGs are earned hereunder, each NEO shall also be entitled to a one-time cash bonus equal to the amount of dividends that had been declared and paid on the Shares from April 1, 2018 until and including the CAGR Determination Date multiplied by the number of LTR-RSGs earned hereunder. Such amount shall be paid within thirty (30) days of the CAGR Determination Date. The exchange rate to be used to convert the Canadian dollar amount of the dividends to U.S. dollars shall be the Bank of Canada closing rate on the CAGR Determination Date.

Option Grants

While options are available under Just Energy’s option plan to the Compensation Committee to provide a longer-term incentive for executives to enhance shareholder value, they have not been used as a component of NEO compensation in the past nine years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation. As at March 31, 2020 none of the NEOs hold options and Just Energy has 814,166 remaining options available for grant under the option plan.

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RSGs/PBGs

The compensation committee awards fully paid RSGs and/or PBGs to the NEOs pursuant to their employment agreements and the RSG Plan and the PBG Plan. See “Restricted Share Grant Plan” on page E-18 and “Performance Bonus Incentive Plan” on page E-20. The Compensation Committee has used and will continue to use fully paid RSGs and PBGs, which normally vest over a three year period subject to continued employment on each applicable vesting date, to provide Just Energy with a mechanism of capitalizing payments which senior executives would otherwise receive in the form of cash as part of their annual discretionary performance bonus (if elected), annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of Just Energy and aligning the interests of all NEOs with shareholders. RSGs and PBGs may also be used as a signing bonus to attract qualified executives. As RSGs/PBGs are exchangeable into Common Shares on a 1:1 basis, deferred vesting encourages NEO performance over the extended vesting period.

Employee Benefit Plans

Just Energy has a long-term incentive plan (the “Canadian Plan”) for all regular full time and part time employees working for its Canadian subsidiaries. The Canadian Plan consists of two components: a deferred profit sharing plan (“DPSP”) and an employee profit sharing plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares, on a matching, one for one basis.

Just Energy also has a U.S. long-term incentive plan (the “U.S. Plan”) for all regular full time and part time employees working in the United States. The U.S. Plan consists of two components: 401k plan (“401k”) and an employee share purchase plan (“ESPP”). For participants of the 401k, Just Energy contributes an amount equal to a maximum of 4% per annum of an employee’s base earnings on a matching, one for one basis. For the ESPP, Just Energy contributes an amount up to a maximum of 3% per annum of an employee’s base earnings towards the purchase of shares, on a matching one for one basis. Employees that wish to participate in both plans are eligible for a maximum matching of up to 5% of an employee’s base earnings.

Market Benchmarking and Comparator Groups

To provide the Compensation Committee a basis for assessing the market competitiveness of compensation for the Corporation’s senior executives, the Compensation Committee retained Meridian to review the peer group of comparable organizations was developed for the purpose of pay benchmarking in 2016. Meridian recommended a new peer group and after discussions with the Compensation Committee and the Board, the new peer group was adopted on February 8, 2017. Given the limited number of publicly traded companies that have a business model similar to Just Energy’s, the peer group also includes similarly sized companies that trade and market natural gas and energy. This peer group is currently made up of the following companies:

Allete Inc. Alliant Energy Corp. Avista Corp. Black Hills Corp. Canadian Utilities Limited Emera Inc. Fortis Inc. MDU Resources Group Inc. New Jersey Resources Corp.	Nisource Inc. Northwestern Corp. Pinnacle West Capital Corp. Primerica Inc. Scana Corp. Superior Plus Corp. Vectren Corp. WGL Holdings Inc.

The companies in the peer group range from one-third to three times Just Energy’s size, with Just Energy positioned above the median of the peer group in terms of revenue. After the consummation of the Recapitalization Transaction, the Compensation Committee along with the New Board will consider whether any adjustments to this peer group are required going forward.

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Just Energy Performance Graph

The following graph illustrates changes from March 31, 2015 to March 31, 2020, in cumulative return to Shareholders, of an investment in the Common Shares of the Corporation compared to the cumulative total return on the Standard & Poor’s/TSX Composite Total Return Index (“TSX Composite”), assuming an initial investment of $100 and the reinvestment of cash dividends. The graph also shows the trend in average total compensation disclosed for the named executive officers in each of the preceding five fiscal years.

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Summary Compensation Table

The following table sets forth all compensation received by the NEOs from Just Energy and/or its affiliates for the periods indicated. All cash amounts payable to each of the NEOs are payable in U.S. dollars and for purposes of the Table and notes below, unless otherwise indicated, have been converted to Canadian dollars at an exchange rate of 1.3308 for their base salaries for fiscal 2020 and converted at 1.4187 for their annual incentive plan awards, the exchange rate on March 31, 2020.

					Non-Equity Incentive Plan Compensation
Name and principal position	Year ended March 31	Base Salary(1) $	Share- Based Awards(3) $	Option- Based Awards $	Annual Incentive Plans $	Long-Term Incentive Plans $	Pension value(4) $	All other compensation (5)(6)(7)(8) $	Total Compensation $
Rebecca MacDonald	2020	909,164	NIL	NIL	NIL	NIL	NIL	NIL	909,164
Executive Chair(2)	2019	731,250	491,400	NIL	NIL	NIL	NIL	NIL	1,222,650
	2018	731,250	232,537	NIL	NIL	NIL	NIL	NIL	963,788
R. Scott Gahn	2020	698,924	NIL	NIL	NIL	NIL	NIL	14,077	713,001
President and CEO(2)

Patrick McCullough	2020	342,859	NIL	NIL	NIL	NIL	NIL	1,507,903(9)	1,850,762
Former President and CEO(2)	2019	983,850	1,410,495	NIL	885,967(10)	NIL	NIL	45,994	3,326,306
	2018	722,081	215,914	NIL	NIL	NIL	NIL	28,855	966,850
James (Jim) Brown	2020	665,400	NIL	NIL	NIL	NIL	NIL	45,956	711,356
Chief Financial Officer(2)	2019	601,031	862,331	NIL	590,645(10)	NIL	NIL	37,907	2,064,914
	2018	320,925	150,175	NIL	NIL	NIL	NIL	47,487	518,587
Brent Moore	2020	665,400	NIL	NIL	NIL	NIL	NIL	9,609	675,009
EVP, Retail North	2019	462,565	320,263	NIL	NIL	NIL	NIL	4,393	927,533
America(2)	2018	215,726	NIL	NIL	106,376	NIL	NIL	3,071	325,173
Jeffrey Shoaf	2020	383,885	NIL	NIL	NIL	NIL	NIL	147,458	531,342
President, Hudson Energy(2)

Notes:

(1)	The amount of base salary for each NEO disclosed in the above table reflects the amount actually received by each NEO for the year ended March 31, 2020. The annual base salary for each Named Executive Officer in the above table in year ended March 31, 2019 is as follows: Ms. MacDonald (USD $731,250); Mr. Gahn (USD $800,000); Mr. McCullough (USD $750,000); Mr. Brown (USD $500,000); Mr. Moore (USD $500,000) and Mr. Shoaf (USD $300,000).
(2)	On August 2, 2019, Mr. Gahn was appointed the President and Chief Executive Officer of the Corporation. From April 1, 2018 until August 2, 2019, Mr. McCullough served as the President and CEO of Just Energy. From August 19, 2014 until that time he served as Just Energy’s Chief Financial Officer. Mr. Brown was appointed the Chief Financial Officer of the Corporation on April 1, 2018. Prior to April 1, 2018, Mr. Brown was the President of Just Energy’s commercial business in North America for 3 years. On April 1, 2019, Mr. Moore became Just Energy’s Executive Vice President, North American Retail and Commercial Energy, prior to which Mr. Moore was the President of Hudson Energy from July 1, 2017. Mr. Shoaf was hired on April 14, 2019 as the President of Hudson Energy.
(3)	This column indicates the long-term incentive bonus awards which each of the NEOs received as at March 31, 2020 which will be granted to each of them as equity based awards in the form of fully paid RSGs or PBGs effective March 31, 2020. Such fully paid RSGs/PBGs vest as to one-third thereof over a three-year period, subject to continued employment with Just Energy and are exchangeable, subject to vesting, into common shares on a 1:1 basis. The RSG Plan is described under “Restricted Share Grant Plan” on page E-18. The PBG Plan is described under “Performance Bonus Incentive Plan” on page E-20. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.
(4)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.
(5)	Does not include the distributions paid on RSGs/PBGs (vested and unvested), or earned LTR-RSGs, which equals the amount of dividends paid quarterly on Common Shares and which, for the year ending March 31, 2020 was C $76,801.50 for Ms. MacDonald; C $2,773.75 for Mr. Gahn; USD $56,826.24 for Mr. McCullough; USD $34,609.69 for Mr. Brown; USD $8,344.16 for Mr. Moore; and none for Mr. Shoaf.
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(6)	The aggregate value of perquisites and other personal benefits did not exceed $50,000 or 10% of the total of the annual salary and bonus for each of the NEOs for the year ended March 31, 2018.
(7)	This amount includes the contributions of Just Energy towards the EPSP, DPSP, ESPP and 401k Plans, all of which are described in more detail under “Employee Benefit Plans” on page E-13 of this Proxy Circular. Ms. MacDonald does not participate in the plans.
(8)	Includes a signing bonus of USD $100,000 for Mr. Shoaf.
(9)	Includes a separation payment of USD $1,125,000 paid to Mr. McCullough upon his departure from the Corporation in August of 2019. The separation payment amount has been converted to Canadian dollars at an exchange rate of 1.3207. See “Termination, Change of Control and Employment Agreement Terms” for more information.
(10)	Mr. McCullough and Mr. Brown voluntarily took non-equity incentive plan compensation in the form of share-based awards. For Mr. McCullough, the amount was voluntarily taken in the form of 192,174 units based on a share price of USD $3.45 as at March 29, 2019. For Mr. Brown, the amount was voluntarily taken in the form of 128,116 units based on a share price of USD $3.45 as at March 29, 2019.

Incentive Plan Awards

Outstanding Share-based awards and option-based awards

The following table provides information for all awards outstanding at March 31, 2020.

	Share-Based Awards(4)
Name	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Rebecca MacDonald Executive Chair	85,178	60,476	309,346
R. Scott Gahn President and CEO	NIL	NIL	17,558
Patrick McCullough, President and CEO(3)	NIL	NIL	NIL
James (Jim) Brown Chief Financial Officer	42,916	30,470	38,750
Brent Moore, EVP, North America	19,814	14,068	23,671
Jeffrey Shoaf President, Hudson Energy	16,667	11,834	23,666

Notes:

(1)	Reflects number of unvested RSGs and PBGs, including LTR-RSGs at March 31, 2020.
(2)	Reflects the market value based on the closing price of the common shares on the TSX on March 29, 2020 of $0.71, including all RSGs and PBGs, if any, recommended by the Compensation Committee on July 2, 2020, and approved by the Board on July 3, 2020, effective March 31, 2020.
(3)	Mr. McCullough ceased to be the President and CEO on August 2, 2019.
(4)	As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.

Incentive Plan Awards – Value Vested or Earned During the Year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2020.

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Name	Share-Based Awards – Value vested during the year(1) ($)	Non-Equity incentive plan compensation – Value earned during the year(2) ($)
Rebecca MacDonald Executive Chair	45,505	NIL
R. Scott Gahn President and CEO	NIL	18,734
Patrick McCullough, President and CEO(3)	$ 134,606	3,332
James (Jim) Brown Chief Financial Officer	30,470	22,093
Brent Moore, EVP, North America	14,068	9,609
Jeffrey Shoaf President, Hudson Energy	NIL	14,378

Notes:

(1)	Reflects the market value of the RSGs and PBGs that vested during the year ended March 31, 2020 (including LTR-RSGs) based on the closing price of Common Shares on the TSX on March 31, 2020 of $0.71.
(2)	Reflects the amounts contributed by the Corporation under the DPSP for Canadian employees and the 401k for U.S. employees, converted into Canadian dollars at 1.3118. As a result of the Recapitalization Transaction, all existing RSGs, PBGs and DSGs will reflect the Share Consolidation and therefore will have significantly less value. In addition, as contemplated by the Plan, there will be a new Management Incentive Plan following implementation of the Recapitalization Transaction. See “Management Incentive Plan” in the Proxy Circular.
(3)	Mr. McCullough ceased to be the President and CEO on August 2, 2019. All unvested RSGs automatically vested on August 2, 2019.

Equity Compensation Plans

Just Energy has approved four equity compensation plans for the benefit of its directors and employees. It does not currently award options to directors or employees pursuant to the option plan described below. The RSG Plan was established in June 2004, has been amended several times and is used to issue RSGs to employees as a means of capitalizing bonuses otherwise payable in cash and to encourage employee share ownership and retention. The PBG Plan, approved by shareholders in 2013, is similar in substance to the RSG Plan and is used for employees that are resident in Canada. The DSG Plan was approved in April 2004 and is used to encourage the ownership of equity by Just Energy’s directors and has been amended several times.

The principal purposes of the RSG Plan and PBG Plan are to: (i) retain and attract qualified employees that Just Energy and its affiliates require; (ii) promote a proprietary interest in Just Energy by such employees and to encourage such persons to remain in the employ or service of Just Energy and its affiliates and put forth maximum efforts for the success of the business of Just Energy and its affiliates; and (iii) focus management of Just Energy and its affiliates on operating and financial performance and long-term Total Shareholder Return and profitability. Incentive based compensation plans such as the PBG and RSG Plans are an integral component of compensation for employees. The attraction and retention of qualified employees is a key factor to Just Energy’s long-term strategic growth plan and the RSG and PBG Plans are intended to maintain Just Energy’s competitiveness within the North American energy marketing industry to facilitate the achievement of its long-term goals.

Option Plan

The officers, full-time employees and service providers of and to Just Energy are eligible to participate in the option plan. However, on February 6, 2009, the board of directors adopted the policy that no further options would be granted to directors. Moreover, the Compensation Committee has no present plans to award options to NEOs as part of its compensation arrangements. The purpose of the option plan was to provide eligible participants with financial rewards that will encourage ownership of Common Shares, enhance Just Energy’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of Just Energy. The option plan is administered by the compensation committee. The compensation committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted options; (ii) determine the number of common shares covered by each option; (iii) determine the exercise price for each option; and (iv) determine the time or times when options will be granted and when they are exercisable and expire. The exercise price for any option granted may not be less than the closing market price of the Common Shares on the TSX on the business day immediately preceding the day upon which the option is granted. Except as otherwise provided in individual option agreements approved by the compensation committee, options granted under the option plan are non-transferable, non-assignable and expire five or ten years from their grant date. The option plan may not be amended without shareholder approval and the consent of the TSX. The total number of Common Shares to be made available to any optionee under the option plan together with any Common Shares reserved for issuance under options or warrants for services and employee share purchase plans or any other share compensation arrangements to such optionee shall not exceed 5% of the issued and outstanding Common Shares at the date of the grant of the option.

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All options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” (as defined in the option plan); (ii) upon dismissal without cause; and (iii) in certain cases, at the end of the term of an employment agreement. If before the expiry of an option, a participant’s employment is terminated by reason of death, such option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such option and (ii) the first anniversary of the date of death of the participant.

At March 31, 2020, 814,166 options were available for grant under the option plan (less than 1% of the outstanding shares) and 500,000 were outstanding.

The table below shows the burn rate for the last three fiscal years, calculated by dividing the number of stock options granted in the fiscal year by the weighted average number of outstanding shares for the year.

(as at March 31)	2020	2019	2018
Number of Options granted	NIL	NIL	NIL
Weighted number of Shares outstanding	151,614,238	149,595,952	148,394,152
Burn rate	N/A	N/A	N/A

Restricted Share Grant Plan

As described under “Compensation Discussion and Analysis”, in lieu of granting options under the option plan, a specified minimum percentage of some employee short-term discretionary performance bonuses and/or long-term targeted incentive bonuses to which NEOs and certain other employees of, and consultants to, Just Energy are entitled (individually an “RSG Grantee”), are payable in fully paid RSGs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 5 years from the Grant Date, provided that on applicable Vesting Dates the RSG Grantee continues to be an employee with or consultant to Just Energy or an affiliate thereof. The RSG Plan is an umbrella plan which governs: (i) RSGs previously granted to a RSG Grantee under employment agreements; (ii) the grant of fully paid RSGs to employees of and consultants to Just Energy and its affiliates, including fully paid RSGs granted as a signing bonus; and (iii) the fully paid long-term retention RSGs granted to certain NEOs described under “Long-Term Retention – Restricted Share Grants”. Fully paid RSG’s are, subject to vesting and the cash out option described below, exchangeable into fully paid common shares on a cumulative basis for up to 10 years from the Grant Date on the basis of one common share for each fully paid RSG. The number of fully paid RSGs to which an RSG Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term targeted incentive bonus to which such RSG Grantee is entitled and/or elects to receive, and which is payable in fully paid RSGs, by the simple or weighted average of the closing market price of the common shares on the TSX for periods ranging between 5 and 10 days for RSGs granted immediately prior to the Grant Date. In some cases, a fixed number of fully paid RSGs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price.

Pending the exchange of fully paid RSGs for common shares, the RSG Grantee is entitled to receive quarterly cash distributions from Just Energy equal to the quarterly dividends such RSG Grantee would otherwise be entitled to receive if the RSGs were common shares, less any applicable withholdings or other tax. All outstanding RSGs, whether or not vested, automatically vest in certain circumstances on the happening of certain events including: death, a change of control combined (other than long-term retention RSGs), dismissal without cause and the inability, in certain circumstances, of Just Energy (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. RSGs do not carry the right to vote. The total number of Common Shares which may be made available to any RSG Grantee under the RSG Plan together with any common shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee may not exceed 5% of the issued and outstanding common shares at the Grant Date. RSGs are not assignable.

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The RSG Plan is administered by the Compensation Committee which has broad powers respecting the granting, vesting, term and allocation of RSGs and to interpret the RSG Plan. Without the approval of shareholders, the RSG Plan may not be amended in the following circumstances: (a) to increase the number of RSGs issuable under the RSG Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a RSG benefiting an insider of Just Energy. The Board has authority to amend any other terms of the RSG Plan without shareholder approval, including altering the vesting terms, amending the termination provisions, amending any definitions.

Holders of RSGs who are U.S. residents are required to exchange all RSGs which vest during a calendar year prior to the end of the calendar year in which they vested.

As at March 31, 2020, 982,225 RSGs were available for issue under the RSG Plan (0.6% of the outstanding Common Shares) and 1,492,756 RSGs are issued and outstanding under the RSG Plan (1.0% of the outstanding Common Shares).

The table below shows the burn rate for the last three fiscal years, calculated by dividing the number of RSGs granted in the fiscal year by the weighted average number of outstanding shares for the year.

(as at March 31)	2020	2019	2018
Number of RSGs granted	2,308,795	788,211	1,716,743
Weighted number of Shares outstanding	151,614,238	149,595,952	148,394,152
Burn rate	1.52%	0.52%	1.12%

The 2010 Directors Compensation Plan

The 2010 Directors Compensation Plan (the “DSG Plan”) was approved in April 2004. The purpose of the Just Energy DSG Plan is to provide effective incentives for the independent directors to promote the business and success of Just Energy by encouraging the ownership of DSGs and/or common shares. The DSGs and/or common shares are credited to a director’s DSG and/or common share account at the end of each quarter and are based upon the weighted average trading price of the common shares for the 10 trading days on the TSX preceding the end of each quarter. DSGs may not be exchanged for common shares and common shares may not be issued and released to directors until the earlier of: (i) three years from the Grant Date, (ii) the day such director ceases to be a director of Just Energy and (iii) a change of control, providing that no common shares may be issued in exchange for DSGs after the expiry of 15 years from the Grant Date. As indicated above, the directors are entitled to elect to receive common shares in lieu of or in combination with DSGs. The DSGs do not carry the right to vote. Other than to change the fee structure the Just Energy DSG Plan may not be amended without shareholder approval and the consent of the TSX.

The DSG Plan also provides for the compensation of the directors of Just Energy. The annual base retainer for each outside director is USD $125,000 of which at least 15% must be paid in DSGs. The non-management directors are required to own DSGs and common shares of Just Energy at the commencement of each financial year of Just Energy having a value equal to two times the value of their USD $125,000 annual base retainer (USD $250,000), provided that directors shall have five years from the date of their appointment or election to become complaint with the equity holding requirement. DSGs are not assignable.

As at March 31, 2020, 82,727 DSGs were available for issue under the DSG Plan (0.5% of the outstanding Common Shares) and 203,028 DSGs are issued and outstanding under DSG Plan (0.1% of the outstanding Common Shares).

The table below shows the burn rate for the last three fiscal years, calculated by dividing the number of DSGs granted in the fiscal year by the weighted average number of outstanding shares for the year.

(as at March 31)	2020	2019	2018
Number of DSGs granted	80,150	69,481	40,531
Weighted number of Shares outstanding	151,614,238	149,595,952	148,394,152
Burn rate	0.05%	0.05%	0.02%

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Performance Bonus Incentive Plan

The PBG Plan operates in parallel with the RSG Plan for employees that are resident in Canada. Under the terms of the PBG Plan, any eligible employee may be granted a number of PBGs, the number of which is determined by the Compensation Committee based on certain pre-defined operational, financial and growth factors contained in the employment agreements for most employees as approved by the compensation committee and board, for the purpose of increasing long-term shareholder value and return. The number of PBGs to be granted to an employee will equal the result obtained by dividing an employee’s annual performance bonus by the simple average of the TSX closing price for Just Energy common shares for the five consecutive trading days preceding a Grant Date – usually Just Energy’s year end i.e., March 31. PBGs may also be awarded to an employee in a fixed amount on a fully paid basis.

Subject to the terms and conditions of the PBG Plan, PBGs entitle the holder to be paid in three equal installments – as to one third thereof on each of the first, second and third anniversaries of the date of grant of such PBGs. On the applicable Vesting Date, Just Energy, at its sole discretion, has the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares which may either be acquired by Just Energy on the TSX on which the common shares are listed or be issued from the treasury of Just Energy, or some combination thereof. The PBG Plan does not contain any provisions for financial assistance to the grantee by Just Energy in respect of PBGs granted thereunder. To the extent the committee determines to pay all or a portion of the PBGs subsequent to a Vesting Date in Just Energy common shares, one common share will be issued for each PBG. To the extent the committee determines to pay all or a portion of the PBGs subsequent to a Vesting Date in cash, the amount is determined equal to the product of: (i) the number of vested PBGs and (ii) the simple average closing trading price of the common shares on the TSX for the five consecutive trading days immediately preceding such Vesting Date less any withholding taxes. The PBG Plan provides that the maximum number of common shares reserved for issuance from treasury pursuant to the exchange of outstanding PBGs issuable under the PBG Plan shall be 4 million, which is approximately 2% of the common shares outstanding. The aggregate number of PBGs which may be granted to any single employee shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition, the number of common shares: (a) issuable to insiders at any time, and (b) issued to insiders within any one-year period, under all security-based compensation arrangements of Just Energy, shall not exceed 9% of the issued and outstanding common shares. The expiry date of all PBGs granted pursuant to the PBG Plan may not extend beyond December 31 of the third year following the year in which the PBGs were granted. In the event of a change of control of Just Energy, the Vesting Date(s) applicable to all outstanding PBGs will be accelerated such that the balance of the payments to be made attaching to such PBGs will be paid immediately prior to the date upon which the change of control is completed.

Holders of PBGs, whether vested or unvested, are entitled to receive an incremental quarterly cash bonus or distribution per PBG on a dividend payment date equal to the same amount received by holders of common shares as a dividend on the Just Energy dividend payment date.

The committee may not, without the approval of shareholders of Just Energy, make any amendments to: (a) increase the percentage of Common Shares reserved for issuance pursuant to PBGs in excess of the 4,000,000 Common Shares; (b) extend the Vesting Date of any PBG issued under the PBG Plan beyond the latest Vesting Date specified in the Grant Agreement (other than as permitted by the terms and conditions of the PBG Plan) or extend the term beyond the original Expiry Date; and (c) change the amendment provisions of the PBG Plan. Except as restricted by the foregoing, the committee may amend or discontinue the PBG Plan or PBGs granted thereunder at any time without shareholder approval provided that any amendment to the PBG Plan that requires approval of may not be made without approval of the TSX. PBGs are non-assignable.

As at March 31, 2020, 1,414,718 PBGs were available for issue under the PBG Plan (0.9% of the outstanding Common Shares) and 758,928 PBGs are issued and outstanding under PBG Plan (0.5% of the outstanding Common Shares).

The table below shows the burn rate for the last three fiscal years, calculated by dividing the number of PBGs granted in the fiscal year by the weighted average number of outstanding shares for the year.

(as at March 31)	2020	2019	2018
Number of PBGs granted	1,097,300	331,196	812,787
Weighted number of Shares outstanding	151,614,238	149,595,952	148,394,152
Burn rate	0.72%	0.22%	0.19%

E-20

The Corporation does not provide financial assistance to purchase securities under any of the above-noted compensation plans.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about Just Energy’s equity compensation plans, all of which have been approved by the Corporation’s shareholders, at March 31, 2020:

Plan Category	# of Common Shares Issuable upon the Exercise or Exchange of Outstanding Options, Warrants and Rights (a)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights: (b)	# of Securities Available for Future Issuance under Plan (Excluding Common Shares reflected in Column (a)) (c)
Option Plan	500,000	$7.88	814,166
RSG Plan	1,492,756	NIL	982,225
DSG Plan	203,028	NIL	82,727
PBG Plan	758,928	NIL	1,414,718
Total	2,954,712	N/A	3,293,836

TERMINATION, CHANGE OF CONTROL AND EMPLOYMENT AGREEMENT TERMS

Termination Provisions

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by a NEO or by Just Energy, are generally the same, except as noted in the table below. The table below describes the standard treatment of certain compensation that would have become payable under existing employment agreements and compensation plans if, other than for the “Completion of Term” column, the respective NEO’s employment had terminated on March 31, 2020.

The employment agreements for each of Rebecca MacDonald and Jim Brown continue for a fixed term. In the event that the agreement is not renewed by mutual agreement prior to the end of the term on terms and conditions that are no less favourable to the employee from a commercial standpoint than the current agreement, the employee is entitled to severance and benefits (“Completion of Term”) as detailed below.

Element of Compensation	Resignation	Termination for Cause	Termination Without Cause	Disability	Completion of Term(1)
Base Salary	Pro-rated to departure date	Pro-rated to departure date	Pro-rated to departure plus 12 month’s base salary	Pro-rated to departure date	Pro-rated to departure plus 12 month’s base salary
Annual Bonus (STPB and LTIB)	NIL	NIL	LTIB amount, not to exceed 100% base salary(2)	Prorated LTIB to departure date	STPB and LTIB for completed fiscal year are payable
RSGs/PBGs – Vested	Vested RSGs/ PBGs may be exercised by NEO	Vested RSGs/ PBGs may be exercised by NEO	Vested RSGs/ PBGs may be exercised by NEO	Vested RSGs/ PBGs may be exercised by NEO	Vested RSGs/ PBGs may be exercised by NEO
RSGs/PBGs – Unvested	Unvested RSGs/ PBGs are forfeited by NEO and cancelled	Unvested RSGs/ PBGs are forfeited by NEO and cancelled	Unvested RSGs/ PBGs vest immediately and may be exercised by NEO	Unvested RSGs/ PBGs continue to vest on their normal vesting schedule and may be exercised by NEO	Unvested RSGs/ PBGs continue to vest on their normal vesting schedule and may be exercised by NEO
LTR-RSGs	LTR-RSGs are forfeited by NEO and cancelled	LTR-RSGs are forfeited by NEO and cancelled	Earned but unvested LTR-RSGs vest immediately. Unearned LTR-RSGs may continue to be earned in accordance with their terms.	Earned but unvested LTR-RSGs vest immediately. Unearned LTR-RSGs may continue to be earned in accordance with their terms.	Earned but unvested LTR-RSGs vest immediately. Unearned LTR-RSGs may continue to be earned in accordance with their terms.
Benefits	Cease as of last day of employment	Cease as of last day of employment	Extended for 1 year from departure date	Extended for 1 year from departure date	Extended for 1 year from departure date

E-21

Notes:

(1)	On February 6, 2019, Ms. MacDonald’s employment term was extended to March 31, 2021. Mr. Brown’s employment agreement is for a 5 year term expiring on March 31, 2023. Messrs. Gahn, Moore and Shoaf’s employment agreements did not have term limits and accordingly this column does not apply to them. For the NEOs other than Messrs. Gahn, Moore and Shoaf, the completion of term rights and obligations occurs where a comparable offer of employment is not made by Just Energy to the respective NEO. In circumstances where a comparable offer of employment was made to the NEO in the requisite time period and the NEO chooses not to accept the offer, the provisions of voluntary resignation will be in effect.
(2)	Ms. MacDonald’s cannot exceed 150%.

Change of Control Events

A “Change of Control” under Just Energy’s the employment agreements of each of the NEOs, is deemed to have occurred if: any individual, partnership, firm, corporation, association, fund, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert (an “Acquiror”), completes any transaction or series of transactions (regardless of form, the nature of the transaction consideration or how effected) whereby, an Acquiror, directly or indirectly: (i) acquires beneficial voting or economic control of the Corporation or all or substantially all of the Corporation’s businesses, operations or assets, (ii) acquires, merges or otherwise combines with all or substantially all of the Corporation’s businesses, operations or assets, (iii) forms a joint venture, partnership, collaboration or other form of joint undertaking involving all or substantially all of the Corporation’s businesses, operations or assets, or (iv) effects any other extraordinary corporate transaction or series of transactions that has the effect of conveying or transferring to any Acquiror, directly or indirectly, beneficial voting or economic control of the Corporation or all or substantially all of the Corporation’s businesses, operations or assets.

A “Change of Control” under Just Energy’s equity compensation plans occurs where (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, common shares representing 50% or more of the outstanding common shares; (b) assets of Just Energy representing 50% or more of the net book value of Just Energy, determined as of the date of the audited financial statements of Just Energy then most recently published, are sold, liquidated or distributed; or (c) shareholders approve, or Just Energy consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity.

The RSG and PBG Plans, as well as the employment agreements of the NEOs, provide that in the event of a Change of Control, all unvested RSGs and PBGs vest immediately prior to the Change of Control. In the event of termination without cause within 6 months prior to or 24 months following a Change of Control, the employee will be paid a cash amount equal to 1.5 times his or her (i) base salary, and (ii) the maximum amount of such employee’s STPB.

Summary of Incremental Severance and Termination Payments

The following table contains the estimated incremental payments that would be owed to each NEO pursuant to their employment agreement, assuming that the termination event occurred on March 31, 2020. The amounts are in Canadian dollars converted at an exchange rate of 1.4187, being the rate on March 31, 2020.

Termination Event	Rebecca MacDonald ($)	Scott Gahn ($)	James (Jim) Brown ($)	Brent Moore ($)	Jeffrey Shoaf ($)
Resignation	NIL	NIL	NIL	NIL	NIL
Termination for Cause	NIL	NIL	NIL	NIL	NIL
Termination Without Cause(1)(2)	2,074,848	$ 1,134,960	$ 2,128,050	$ 2,128,050	$ 1,276,830
Termination Upon Disability(1)(2)	518,750	N/A	$ 709,350	$ 709,350	$ 425,610
Completion of Term(1)(3)	2,074,848	N/A	$ 2,128,050	N/A	N/A
Payment on Termination Without Cause on Change of Control(3)(4)	$ 7,238,375	$ 1,418,700	$ 2,128,050	$ 2,128,050	$ 1,702,440

E-22

Notes:

(1)	The amount excludes the value of accelerating the vesting of unvested RSGs, PBGs and/or LTR-RSGs that would occur on such an event. Assumes that the full amount of any bonus entitlement is paid.
(2)	Assumes that the full annual amount of any STPB and/or LTIB entitlement is paid. If the termination occurs prior to the end of the fiscal year, the amount of any STPB and/or LTIB to which the NEO is entitled will be paid pro-rata for the period.
(3)	On February 6, 2019, Ms. MacDonald’s employment term was extended to March 31, 2021. However, on July 16, 2020, Ms. MacDonald ceased to be an employee of Just Energy (see below). Mr. Brown’s employment agreement was amended in June, 2020, eliminating the term of the agreement and accordingly this row is no longer applicable to him. Messrs. Gahn’s, Moore’s and Shoaf’s employment agreements do not have a term limit and accordingly this row does not apply to them. For Ms. MacDonald and Mr. Brown, the completion of term rights and obligations occurs where a comparable offer of employment is not made by Just Energy to the respective NEO. In circumstances where a comparable offer of employment was made to the NEO in the requisite time period and the NEO chooses not to accept the offer, the provisions of voluntary resignation would have been in effect.
(4)	In June, 2020, Mr. Brown’s employment agreement was amended to decrease the amount payable to $2,128,050. Prior to the amendment, the amounts payable to Mr. Brown were $6,547,300. Mr. Moore’s employment was terminated as of July 3, 2020. In connection with Mr. Moore’s termination, he waived his entitlement to any payment on a change of control.

As was pressed released by Just Energy on July 16, 2020, Ms. MacDonald’s employment agreement was terminated. Pursuant to the Separation Agreement, Ms. MacDonald will receive an amount of 1.8 times the amount indicated in termination without cause in three equal payments over 3 years in addition to an additional payment, in the event of a change in control within twelve (12) months following termination, for an aggregate of $7,238,375, in exchange for, among other things, an extension of her non-competition/non-solicitation periods, a cooperation agreement, non-disparagement agreement and a full and final release.

Employment Agreements – Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits and obligations arising on a termination of the employment relationship, including the following:

(a)	Confidentiality. Each NEO agreement contains confidentiality provisions whereby for the duration of the NEO’s employment and for a period of time thereafter, the NEO agrees, subject to certain limited exceptions, to hold all confidential information in confidence and to comply with the polices established by Just Energy in connection with such information.
(b)	Non-Competition/Nonsolicitation Covenants. In addition, each of the employment agreements contains non-solicitation and non-compete covenants or a corresponding confidentiality, non-competition, non-solicitation agreement with terms ranging between 1 year to 3 years following termination of the agreement.
E-23

Compensation Elements(1)	Components	Form	Performance/ Vesting Period	Objectives
Base Salary	Fixed	Cash	1 year	• Attraction and retention • Provide fixed level of income
Short-Term Performance Bonus	Variable	Cash Bonus or immediately vesting RSGs/PBGs	1 year	• Reward contribution to overall Corporation performance in the past year • Motivate to meet annual corporate and individual goals • Attraction and retention
Long-Term Incentive Bonus	Variable	RSGs/PBGs	3 years	• Management and Shareholder Alignment • Motivate to create longer-term Corporation value • Attraction and retention.
Long-Term Retention Bonus(2)	Variable	LTR-RSGs	3 years	• Management and Shareholder Alignment • Motivate to create longer-term shareholder value • Attraction and retention
Benefits	Other	Health, dental, life insurance, profit sharing, etc.	Ongoing	• Provide market competitive benefits • Attraction and retention

Notes:

(1)	While options are available to the compensation committee to provide a longer-term incentive for executives to enhance shareholder value, options have not been used as a component of NEO compensation in the past nine years and, in the view of the compensation committee, options are not likely to be used for the foreseeable future as a component of NEO compensation.
(2)	See discussion beginning on page E-12.

F

E-24

Appendix F

Plan of Arrangement under Section 192 of the Canada Business Corporations Act

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

3 01 8 65 6 0 .3 Court File No. CV - 20 - 00643596 - 00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT , R.S.C. 1985, c. C - 44, AS AMENDED AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF JUST ENERGY GROUP INC. AND 12175592 CANADA INC. LEGAL_1:61718055.8 PLAN OF ARRANGEMENT July 17, 2020

TABLE OF CONTENTS P age ARTICLE 1 INTERPRETATION................................................................................................. 1 1.1 Definitions.............................................................................................................. 1 1.2 Articles of Reference ........................................................................................... 12 1.3 Interpretation Not Affected by Headings............................................................. 12 1.4 Gender and Number ............................................................................................. 13 1.5 Date for any Action.............................................................................................. 13 1.6 Time ..................................................................................................................... 13 1.7 Statutory References ............................................................................................ 13 1.8 Successors and Assigns........................................................................................ 13 1.9 Currency............................................................................................................... 13 1.10 Governing Law .................................................................................................... 13 ARTICLE 2 TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS....... 13 2.1 Treatment of Senior Unsecured Debtholders....................................................... 13 2.2 Treatment of Convertible Debentureholders ....................................................... 14 2.3 Treatment of Existing Equity Holders ................................................................. 15 2.4 Treatment of Backstoppers .................................................................................. 15 2.5 Unaffected Persons .............................................................................................. 15 ARTICLE 3 ISSUANCES, DISTRIBUTIONS AND ELECTIONS .......................................... 16 3.1 Delivery of New Term Loans .............................................................................. 16 3.2 Delivery of New Common Shares ....................................................................... 16 3.3 No Liability in Respect of Deliveries .................................................................. 16 3.4 Election to Participate in New Equity Offering ................................................... 17 ARTICLE 4 ARRANGEMENT .................................................................................................. 17 4.1 Corporate Authorizations..................................................................................... 17 4.2 Articles of Arrangement and Effective Date. ...................................................... 18 4.3 Binding Effect ...................................................................................................... 18 4.4 The Arrangement ................................................................................................. 18 4.5 Securities Law Matters ........................................................................................ 22 4.6 Stated Capital ....................................................................................................... 23 ARTICLE 5 IMPLEMENTATION OF ARRANGEMENT ....................................................... 23 5.1 Withholding Rights .............................................................................................. 23 5.2 Allocation of Payments........................................................................................ 23 5.3 Fractional Interests............................................................................................... 24 5.4 Calculations.......................................................................................................... 24 ARTICLE 6 RELEASES ............................................................................................................. 24 6.1 Release of Released Parties and Extinguishment of Affected Equity Claims .................................................................................................................. 24 6.2 Injunctions............................................................................................................ 25 1 8 65 6 0 .3 - i - LEGAL_1:61718055.8 3 0

TABLE OF CONTENTS
(continued)

		Page
6.3	Existing Equity Class Action Claims	25
ARTICLE 7 CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION		25
7.1	Conditions Precedent to Implementation of this Plan	25
7.2	Effectiveness	26
ARTICLE 8 MISCELLANEOUS		26
8.1	Waiver of Defaults	26
8.2	Amendments to the Plan of Arrangement	27
8.3	Consents, Waivers and Agreements	28
8.4	Paramountcy	28
8.5	Deeming Provisions	28
8.6	Severability	29
8.7	Term Loan Debtholders and Initial Backstoppers	29
8.8	Notices	29
8.9	Further Assurances	30

-ii-

LEGAL_1:61718055.8

3(

3 01 8 65 6 0 .3 PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 I N TE RPR ET A TION 1.1 Definitions “ $ 100 Million Convertible Debentures ” means the $ 100 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing March 31 , 2023 , issued on February 22 , 2018 pursuant to the $ 100 Million Debenture Indenture . “ $ 100 Million Debenture Indenture ” means the trust indenture made as of February 22 , 2018 between the Company and the $ 100 Million Debenture Trustee, as may be supplemented, amended or restated from time to time . “ $ 100 Million Debenture Trustee ” means Computershare as trustee under the $ 100 Million Debenture Indenture . “ 121 Canada ” means 12175592 Canada Inc . “ $ 150 Million Bond Trustee ” means U . S . Bank Trustees Limited as trustee under the $ 150 Million Convertible Bonds Trust Deed . “ $ 150 Million Convertible Bonds ” means the US $ 150 million aggregate principal amount of the 6 . 5 % convertible bonds of the Company issued on January 29 , 2014 , pursuant to the $ 150 Million Convertible Bonds Trust Deed . “ $ 150 Million Convertible Bonds Trust Deed ” means the trust deed dated as of January 29 , 2014 , between the Company, the $ 150 Million Bond Trustee and Elavon Financial Services Limited, UK Branch . “ $ 160 Million Convertible Debentures ” means the $ 160 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing December 31 , 2021 , issued on October 5 , 2016 pursuant to the $ 160 Million Debenture Indenture . “ $ 160 Million Debenture Indenture ” means the trust indenture made as of October 5 , 2016 between the Company and the $ 160 Million Debenture Trustee as may be supplemented, amended or restated from time to time . “ $ 160 Million Debenture Trustee ” means Computershare as trustee under the $ 160 Million Debenture Indenture . “ Additional Subscription Shares ” means the “Additional Subscription Shares” (as defined in the Backstop Commitment Letter) that may be issued following the Common Share Consolidation to the Backstoppers pursuant to the Backstop Commitment Letter and Section 4 . 4 of this Plan . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 2 - “ Affected Equity ” means the securities referred to in clause (ii) of the definition of “Existing Equity” . “ Affected Equity Claims ” means an equity claim (as defined in section 2 (1) of the Companies’ Creditors Arrangement Act ) in respect of the Just Energy Entities, other than an Existing Equity Class Action Claim . “ Allotted Offered Shares ” means, with respect to a Participating Securityholder, the number of Offered Shares determined by dividing that Participating Securityholder’s Subscription Amount by the Subscription Price . “ Amended & Restated Term Loan Agreement ” means the amended and restated Term Loan Agreement, in the form appended to the Support Agreement, which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document . “ Amended & Restated Term Loan Documents ” means the Amended & Restated Term Loan Agreement and all related documentation required under the Amended & Restated Term Loan Agreement, including without limitation, all guarantees and security documentation related thereto and required by Section 3 . 01 thereof to be delivered as a condition precedent to the effectiveness of the Amended & Restated Term Loan Agreement and for greater certainty, includes the Continuing Guarantees . “ Applicants ” means, collectively, Just Energy and 121 Canada . “ Arrangement ” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Backstop Commitment Letter and this Plan or made at the direction of the Court in the Interim Order or the Final Order . “ Arrangement Resolution ” means, collectively, the resolutions of the Senior Unsecured Debtholders, the Convertible Debentureholders and the Shareholders, in substantially the form attached to the Information Circular, to be considered at the Meetings to, among other things, approve the Arrangement and this Plan . “ Articles of Arrangement ” means the articles of arrangement of the Applicants in respect of the Arrangement required under Subsection 192 (6) of the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan, with any such modifications as may be acceptable to the Applicants and made in accordance with the terms of the Support Agreement and the Backstop Commitment Letter . “ Backstop Commitment ” means the commitment of each Backstopper to purchase its share of the Backstopped Shares, pursuant to and in accordance with the terms of this Plan, the Interim Order, the Final Order and the Backstop Commitment Letter . “ Backstop Commitment Fee ” means a cash commitment fee in the amount of US $ 2 , 190 , 000 , which is payable in accordance with the Backstop Commitment Letter and shall be applied by the Initial Backstoppers to purchase the Backstop Commitment Fee Shares . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 3 - “ Backstop Commitment Fee Shares ” means the aggregate of 367 , 040 Common Shares to be issued following the Common Share Consolidation to the Initial Backstoppers in accordance with the Backstop Commitment Letter and Sec tion 4 . 4 of this Plan . “ Backstop Commitment Letter ” means the backstop commitment letter dated as of July 8 , 2020 among Just Energy and the Backstoppers, pursuant to which the Backstoppers agreed to, among other things, acquire any of the Offered Shares not otherwise purchased by Eligible Securityholders pursuant to the New Equity Offering . “ Backstop Funding Fee ” means a cash funding fee in the amount of US $ 2 , 920 , 000 , which is payable in accordance with the Backstop Commitment Letter and shall be applied by the applicable Backstoppers to purchase the Backstop Funding Fee Shares . “ Backstop Funding Fee Shares ” means the aggregate of 489 , 386 Common Shares to be issued following the Common Share Consolidation to the applicable Backstoppers in accordance with the Backstop Commitment Letter and Sec tion 4 . 4 of this Plan . “ Backstop Percentage ” means, with respect to each Backstopper, its Backstop Commitment divided by the aggregate Backstop Commitments of all Backstoppers . “ Backstopped Shares ” means the Offered Shares, excluding the Offered Shares to be issued to Participating Securityholders . “ Backstoppers ” means those Persons who have entered into the Backstop Commitment Letter and any Person (or their permitted assigns) that executes a Joinder (as defined in the Backstop Commitment Letter) and becomes a party to the Backstop Commitment Letter in accordance therewith . “ Bondholders ” means holders of the $150 Million Convertible Bonds. “ Business Day ” means any day, other than a Saturday or a Sunday or civic holiday, on which commercial banks are generally open for business in Toronto, Ontario . “ Canadian Securities Commissions ” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada . “ Canadian Securities Laws ” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require . “ CBCA ” means the Canada Business Corporations Act , R.S.C. 1985, c. C - 44. “ CDS ” means CDS Clearing and Depository Services Inc., or any of its successors or assigns. LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 4 - “ Certificate of Arrangement ” means the certificate of arrangement to be issued by the Director pursuant to Section 192 (7) of the CBCA giving effect to the Articles of Arrangement and this Plan in accordance with Section 262 of the CBCA . “ Claims ” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future . “ Clearstream ” means Clearstream Banking, or any of its successors or assigns . “ Collateral Agent ” means National Bank of Canada, in its capacity as collateral agent for the Senior Secured Creditors . “ Common Share Consolidation ” means the consolidation of the Existing Common Shares on the basis of one (1) Common Share for every thirty - three (33) Existing Common Shares . As a result, the Existing Common Shares will be consolidated into 4 , 595 , 169 Common Shares following the Common Share Consolidation . “ Common Shareholder ” means a holder of Common Shares. “ Common Shares ” means common shares in the capital of Just Energy. “ Company ” or “ Just Energy ” means Just Energy Group Inc. “ Computershare ” means Computershare Trust Company of Canada. “ Continuing Guarantees ” means any guarantee or lien documentation provided by any Person other than a Just Energy Entity in favour of the Term Loan Agent on behalf of the lenders under the Term Loan Agreement which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 5 - “ Convertible Debenture Debt Documents ” means, collectively : (i) the $ 160 Million Debenture Indenture ; (ii) the $ 100 Million Debenture Indenture ; and (iii) all related documentation . “ Convertible Debenture Exchange Shares ” means the aggregate 9 , 339 , 379 Common Shares to be issued following the Common Share Consolidation to Convertible Debentureholders in exchange for their Convertible Debentureholder Claims in accordance with Section 4 . 4 of this Plan, subject to Section 5 . 3 of this Plan . “ Convertible Debentureholder Claims ” means all Obligations in respect of the Convertible Debentures and the Convertible Debenture Debt Documents . “ Convertible Debentureholder Pro Rata Share ” means the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures immediately prior to the Effective Time . “ Convertible Debentureholders ” means the holders of the Convertible Debentures. “ Convertible Debentureholders’ Meeting ” means the meeting of the Convertible Debentureholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof . “ Convertible Debentures ” means, collectively, the $ 160 Million Convertible Debentures and the $ 100 Million Convertible Debentures . “ Corporation Released Parties ” means, collectively, the Just Energy Entities, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents . “ Court ” means the Ontario Superior Court of Justice (Commercial List). “ Credit Agreement ” means the eighth amended and restated credit agreement dated as of April 18 , 2018 , by and among Just Energy Ontario L . P . , Just Energy (U . S . ) Corp . , as borrowers, the Credit Facility Administrative Agent and the Credit Facility Lenders, as such credit agreement may be amended, restated, supplemented or otherwise modified from time to time . “ Credit Facility Administrative Agent ” means National Bank of Canada, in its capacity as administrative agent for the Credit Facility Lenders . “ Credit Facility Lenders ” means each of the lenders party to the Credit Agreement from time to time and each of their respective affiliates that is a cash management services provider and/or a hedge provider to any of the Just Energy Entities . “ Debt ” means the debt outstanding under the Debt Documents. “ Debt Documents ” means, collectively, the Senior Unsecured Debt Documents and the Convertible Debenture Debt Documents . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 6 - “ Debtholder Claims ” means, collectively, the Senior Unsecured Debtholder Claims and the Convertible Debentureholder Claims . “ Debtholder Released Parties ” means, collectively, (i) the Trustees and the Term Loan Agent, (ii) the Term Loan Debtholders, (iii) the Backstoppers and (iv) for each of the entities named in the foregoing clauses (i) through (iii), each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents . “ Debtholders ” means, collectively, the Senior Unsecured Debtholders and the Convertible Debentureholders . “ Director ” means the Director appointed under Section 260 of the CBCA . “ DSGs ” means deferred share grants of the Company issued pursuant to the 2010 Directors’ Compensation Plan, as amended from time to time. “ DTC ” means the Depository Trust & Clearing Corporation, or any of its successors or assigns. “ Effective Date ” means the date shown on the Certificate of Arrangement issued by the Director. “ Effective Time ” means 12:01 a.m. on the Effective Date or such other date or time as the Applicants may determine. “ Eligible Securityholder ” means a Person that : (i) is on the Record Date a Senior Unsecured Debtholder, Convertible Debentureholder or Common Shareholder ; or (ii) a Holding Preferred Shareholder ; and (iii) if such Person referred to in (i) or (ii) is resident outside of Canada or the United States, is qualified to participate in the New Equity Offering in accordance with the laws of its jurisdiction of residence and has provided evidence satisfactory to Just Energy to demonstrate such qualification . “ Equity Allocation ” means: (i) in respect of the Senior Unsecured Debtholders, 1 , 476 , 957 Offered Shares ; (i) in respect of the Convertible Debentureholders, 16 , 781 , 687 Offered Shares ; (ii) in respect of the Preferred Shareholders, 2 , 796 , 948 Offered Shares ; and (iii) in respect of the Common Shareholders, 8 , 256 , 938 of the Offered Shares . “ Escrow Agent ” means the escrow agent appointed pursuant to the Escrow Agreement . “ Escrow Agreement ” means an escrow agreement on customary terms and conditions to be entered into in connection with the New Equity Offering, in form and substance acceptable to the Company and the Initial Backstoppers, each acting reasonably . “ Euroclear ” means Euroclear Bank SA/NV, as operator of the Euroclear System, or any of its successors or assigns. LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 7 - “ Existing Common Shareholders ” means holders of Existing Common Shares. “ Existing Common Shares ” means the Common Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time but excluding, for greater certainty, the Offered Shares . “ Existing Equity ” means : (i) all Existing Common Shares, Existing Preferred Shares, RSGs, PBGs and DSGs and (ii) all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor (including, for the avoidance of doubt, such rights existing under the Purchase Agreement dated September 10 , 2018 among the Company and 8704104 Canada Inc . , among others, and the documents ancillary thereto), in each case that are issued and outstanding immediately prior to the Effective Time . “ Existing Equity Class Action Claims ” means, collectively : (i) Civil Action 20 - 590 Thaddeus White, et al . v . Just Energy Group Inc . , et al .; (ii) Gilchrist v . Just Energy Group Inc, . et al . (Ontario Superior Court of Justice, Court File No . CV - 19 - 627174 - 00 CP) commenced on September 11 , 2019 ; (iii) S aha v . Just Energy Group Inc . , et al . (Ontario Superior Court of Justice, Court File No . CV - 19 - 630737 - 00 CP) ; and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above . “ Existing Equity Holders ” means holders of any Existing Equity. “ Existing Preferred Shareholders ” means holders of Existing Preferred Shares. “ Existing Preferred Shares ” means the Preferred Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time . “ Final Order ” means the final order of the Court approving this Plan and providing for the treatment of Existing Equity Class Action Claims and Affected Equity Claims as contemplated herein, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal . “ Governmental Entity ” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation - making organization or entity : (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them ; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or axing authority or power . “ Holding Preferred Shareholder ” in respect of a Preferred Share, means a Preferred Shareholder of such Preferred Share as of the Record Date that continues to hold all such Preferred Shares held as of the Record Date until the Effective Date . “ Information Circular ” has the meaning ascribed thereto in the Interim Order. “ Initial Backstoppers ” means the Backstoppers that executed the Backstop Commitment Letter on July 8 , 2020 . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 8 - “ Insurance Policies ” means, collectively, the insurance policies of Just Energy that are available to pay insured claims in respect of Just Energy or its current or former directors and officers including, without limitation, Existing Equity Class Action Claims . “ Interim Order ” means the interim order of the Court pursuant to Section 192 (4) of the CBCA, containing declarations and directions with respect to the Arrangement and the Meetings issued pursuant to the application of the Applicants, as such order may be amended or supplemented by further order of the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal . “ Intermediary ” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary, and “ Intermediaries ” means more than one Intermediary . “ Just Energy Entities ” means, collectively, Just Energy and all of its direct and indirect subsidiaries . “ Law ” or “ Laws ” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity . “ Management Incentive Plan ” means a new management incentive plan for employees of the Just Energy Entities, which shall provide for the granting of awards comprised of shares of Just Energy as determined by the board of directors of the reorganized Just Energy (or the applicable compensation committee) following the Effective Date, with grants thereunder not to exceed 5 % of the issued and outstanding Common Shares following the Effective Date . “ Meeting Date ” means August 25 , 2020 , subject to any postponement or adjournment of that date pursuant to the Interim Order or any other Order . “ Meetings ” means, collectively, the Shareholders’ Meeting, the Senior Unsecured Debtholders’ Meeting and the Convertible Debentureholders’ Meeting . “ New Common Shares ” means, collectively, the Senior Unsecured Debtholder Exchange Shares, the Convertible Debenture Exchange Shares, the Preferred Shareholder Exchange Shares and the Offered Shares . “ New Directors ” means James Bell, Scott Gahn, Tony Horton, Steven Murray, Dallas Ross, Steven Schaefer and Marcie Zlotnik . “ New Equity Offering ” means the offering of Offered Shares to Eligible Securityholders pursuant to this Plan . “ New Equity Offering Right ” means the right of each Eligible Securityholder to participate in the New Equity Offering, in accordance with the terms of this Plan . For greater certainty, in respect of a New Equity Offering Right granted to an Eligible Securityholder that is a Common Shareholder as of the Record Date, such New Equity Offering Right applies identically in respect of each Existing Common Share . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 9 - “ New Term Loan Lender Information ” means such information and documentation as the Term Loan Agent may require from recipients of the New Term Loans in order to comply with any anti - money laundering, know your client, proceeds of crime and other applicable Laws to the Term Loan Agent, or any applicable customary policies or procedures of the Term Loan Agent . “ New Term Loans ” means the new senior unsecured term loans to be issued pursuant to the Amended & Restated Term Loan Agreement in the principal amount of US $ 205 , 900 , 000 and allocated among the Senior Unsecured Debtholders in a principal amount equal to their applicable Senior Unsecured Debtholder Pro Rata Share . “ Obligations ” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document . “ Offered Shares ” means 29 , 312 , 530 Common Shares to be issued following the Common Share Consolidation to the Eligible Securityholders pursuant to this Plan, subject to Section 5 . 3 of this Plan, and to the Backstoppers in accordance with the Backstop Commitment Letter and this Plan . “ Offered Shares Participation Form ” means a certification and participation form delivered to Securityholders and completed by Eligible Securityholders in advance of the Participation Deadline in order to make certain acknowledgments, agreements and certifications (as applicable to the applicable Eligible Securityholder) and to participate in the New Equity Offering . “ Offering Right Value ” means the fair market value as of the Effective Date of the New Offering Right, as determined by the directors of Just Energy on or prior to the Effective Date and agreed to by the Term Loan Debtholders, acting reasonably . “ Order ” means any order of the Court in these proceedings, including, without limitation, the Interim Order and the Final Order . “ Outside Date ” means October 5 , 2020 , or such other date as determined in accordance with the Support Agreement and the Backstop Agreement . “ Participating Securityholder ” has the meaning ascribed in Sec tion 3 . 4 . “ Participation Deadline ” shall mean 5 : 00 p . m . (Toronto time) on August 28 , 2020 or such other date as the Applicants and the Backstoppers may mutually determine, each acting reasonably . “ Person ” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 10 - “ Plan ” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of this Plan or made at the direction of the Court in the Final Order . “ Preferred Shareholder ” means a holder of Preferred Shares. “ Preferred Shareholder Exchange Shares ” means the aggregate 1 , 556 , 563 Common Shares to be issued following the Common Share Consolidation to Preferred Shareholders in exchange for their Preferred Shares, subject to Sec tion 5 . 3 of this Plan . “ Preferred Shareholder Pro Rata Share ” means the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares immediately prior to the Effective Time . “ Preferred Shares ” means preferred shares in the capital of Just Energy. “ PBGs ” means the performance bonus grants of the Company granted pursuant to the Company’s 2013 Performance Bonus Incentive Plan, as amended from time to time . “ Record Date ” means July 23, 2020. “ Released Claims ” means, collectively, the matters that are subject to release and discharge pursuant to Article 6 . “ Released Parties ” means, collectively, the Corporation Released Parties and the Debtholder Released Parties, as applicable . “ RSGs ” means restricted share grants of the Company granted pursuant to the Company’s 2010 Restricted Share Grant Plan, as amended from time to time. “ Securities Laws ” means, collectively, Canadian Securities Laws and U.S. Securities Laws. “ Securityholder Subscription Share Percentage ” means: (i) in respect of the Senior Unsecured Debtholders, the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt as of the Record Date ; LEGAL_1:61718055.8 ( ii) in respect of the Convertible Debentures, the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures as of the Record Date ; ( iii) in respect of the Preferred Shareholders, the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares as of the Record Date ; and ( iv) in respect of the Common Shareholders, the percentage that the number of Common Shares held by a Common Shareholder bears to the aggregate number of all Common Shares as of the Record Date .

3 01 8 65 6 0 .3 - 11 - “ Securityholders ” means collectively, all Persons that are Senior Unsecured Debtholders, Convertible Debentureholders, Common Shareholders or Preferred Shareholders as of the Record Date . “ Senior Secured Creditors ” has the meaning ascribed to “Senior Creditor” in the sixth amended and restated intercreditor agreement made as of September 1 , 2015 between, among others, the Just Energy Entities party thereto from time to time, the Credit Facility Administrative Agent and the Collateral Agent, as such intercreditor agreement may be amended, restated, supplemented or otherwise modified from time to time . “ Senior Unsecured Debt ” means, collectively, the debt outstanding under the Senior Unsecured Debt Documents . “ Senior Unsecured Debt Documents ” means, collectively : (i) the Term Loan Agreement, (ii) the $ 150 Million Convertible Bonds Trust Deed ; and (iii) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing . “ Senior Unsecured Debtholder ” means a holder of Senior Unsecured Debt, in its capacity as such . “ Senior Unsecured Debtholder Claims ” means all Obligations in respect of the Senior Unsecured Debt and the Senior Unsecured Debt Documents . “ Senior Unsecured Debtholder Exchange Shares ” means the aggregate 821 , 959 Common Shares to be issued following the Common Share Consolidation to Senior Unsecured Debtholder in exchange for their Senior Unsecured Debtholder Claims in accordance with Section 4 . 4 of this Plan, subject to Section 5 . 3 of this Plan . “ Senior Unsecured Debtholder Pro Rata Share ” means the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt immediately prior to the Effective Time . “ Senior Unsecured Debtholders’ Meeting ” means the meeting of the Senior Unsecured Debtholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof “ Shareholder ” means a holder of Common Shares or Preferred Shares, in its capacity as such . “ Shareholders’ Meeting ” means the meeting of the Shareholders as of the Record Date to be held, pursuant to the Interim Order, to consider, among other things, the approval of the Arrangement . “ Strategic Review ” means the Company’s strategic review announced on June 6 , 2019 , as further described in the affidavit of James Brown dated July 13 , 2020 , filed in these proceedings . “ Subscription Amount ” means, in respect of a Participating Securityholder, an amount such Participating Securityholder has agreed to subscribe for, up to the maximum amount of its Securityholder Subscription Share Percentage of the applicable Equity Allocation, at the Subscription Price . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 12 - “ Subscription Price ” means $3.412 per Offered Share. “ Support Agreement ” means the support agreement (and all schedules and exhibits thereto) among Just Energy and the Term Loan Debtholders dated July 8 , 2020 , as the same may be amended or restated from time to time in accordance with its terms . “ Term Loan Debtholders ” means the lenders under the Term Loan Agreement. “ Tax Act ” means the Income Tax Act (Canada). “ Term Loan Agent ” means National Bank of Canada, as administrative agent under the Term Loan Agreement. “ Term Loan Agreement ” means the US $ 250 million loan agreement dated as of September 12 , 2018 , between the Company, the Term Loan Agent, Sagard Credit Partners, LP and the other Term Loan Debtholders party thereto, as amended, supplemented or otherwise modified prior to the Effective Date . “ Transfer Agent ” means Computershare Investor Services Inc. “ Trustees ” means, collectively, the $100 Million Debenture Trustee, the $160 Million Debenture Trustee and the $150 Million Bond Trustee. “ TSX ” means the Toronto Stock Exchange. “ U.S. Securities Act ” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder. “ U.S. Securities Exchange Act ” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, or any successor statute. “ U.S. Securities Laws ” means, collectively, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission. 2. Articles of Reference The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Plan and not to any particular article, section, subsection, clause or paragraph of this Plan, and include any agreements supplemental thereto . In this Plan, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan . 3. Interpretation Not Affected by Headings The division of this Plan into articles, sections, subsections, clauses and paragraphs and other portions, and the insertion of headings and a table of contents, are for convenience of reference only and shall not affect the construction or interpretation of this Plan . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 13 - 4. Gender and Number In this Plan where the context requires, words importing the singular shall include the plural and vice versa and words importing the use of any gender shall include all genders . 5. Date for any Action In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day . 6. Time All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise specified . 7. Statutory References Any reference in this Plan to a statute includes all rules, regulations, published policies and blanket orders made thereunder, and any and all amendments to the foregoing in force from time to time . 8. Successors and Assigns This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan . 9. Currency Unless otherwise stated, all references herein to sums of money, cash or currency are expressed in lawful money of the Canada . 10. Governing Law This Plan shall be governed by and construed in accordance with the Laws of Ontario and the federal Laws of Canada applicable therein . All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan shall be subject to the exclusive jurisdiction of the Court . ARTICLE 2 TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS 1. Treatment of Senior Unsecured Debtholders (a) On the Effective Date, in accordance with the steps and sequence set forth in Section 4 . 4 , each Senior Unsecured Debtholder shall receive its Senior Unsecured Debtholder Pro Rata Share of (i) the New Term Loans, and (ii) the Senior LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 14 - Unsecured Debtholder Exchange Shares, subject to the treatment of fractional interests in accordance with Sec tion 5.3 of this Plan. (b) The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Term Loan Agent, the Term Loan Debtholders and the $ 150 Million Bond Trustee, as applicable, acting reasonably), in accordance with the applicable Senior Unsecured Debt Documents shall be paid in full in cash by the Applicants pursuant to the applicable Senior Unsecured Debt Documents . (c) After giving effect to the terms of this Sec tion 2 . 1 , (i) the Obligations of the Just Energy Entities with respect to the Senior Unsecured Debt, the Senior Unsecured Debt Documents and the Senior Unsecured Debtholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Senior Unsecured Debtholder shall have no further right, title or interest in or to the Senior Unsecured Debt or its Senior Unsecured Debtholder Claims, and (iii) the Senior Unsecured Debt, the Senior Unsecured Debt Documents and the Senior Unsecured Debtholder Claims shall be cancelled . 2. Treatment of Convertible Debentureholders (a) On the Effective Date, in accordance with the steps and sequence set forth in Section 4 . 4 , (i) Just Energy shall pay all accrued and unpaid interest on the $ 100 Million Convertible Debentures as of June 30 , 2020 , and (ii) each Convertible Debentureholder shall receive its Convertible Debentureholder Pro Rata Share of the Convertible Debenture Exchange Shares, subject to the treatment of fractional interests in accordance with Section 5 . 3 of this Plan . (b) The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the $ 100 Million Debenture Trustee and the $ 160 Million Debenture Trustee, as applicable, acting reasonably), in accordance with the applicable Convertible Debenture Documents shall be paid in full in cash by Just Energy pursuant to the applicable Convertible Debenture Documents . (c) After giving effect to the terms of this Sec tion 2 . 2 , (i) the Obligations of the Just Energy Entities with respect to the Convertible Debentures, the Convertible Debentureholder Claims and the Convertible Debenture Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claims, and (iii) the Convertible Debentures, the Convertible Debentureholder Claims and the Convertible Debenture Documents shall be cancelled . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 15 - 3. Treatment of Existing Equity Holders (a) On the Effective Date, in accordance with the steps and sequence set forth in Sec tion 4.4 : LEGAL_1:61718055.8 ( i) Each Existing Common Shareholder shall retain its Existing Common Shares, subject to the Common Share Consolidation, subject to the treatment of fractional interests in accordance with Section 5 . 3 of this Plan . ( ii) Each Holding Preferred Shareholder, in its capacity as such, shall be deemed to have been issued its New Equity Offering Rights based on its Securityholder Subscription Share Percentage of the Preferred Shareholder Equity Allocation . ( iii) Each Existing Preferred Shareholder shall receive its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares, subject to the treatment of fractional interests in accordance with Section 5 . 3 of this Plan . ( iv) After giving effect to the terms of Sec tion 2.3(a)(ii), the Existing Preferred Shares shall be cancelled. (v) Unless otherwise agreed by Just Energy in accordance with the Support Agreement and the Backstop Agreement, and subject to the treatment of the Existing Equity Class Action Claims as provided herein, all of the Affected Equity shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no holder of Affected Equity shall be entitled to receive any interest, dividends, premium or other payment in connection therewith . ( vi) The Affected Equity Claims shall constitute Released Claims and be treated in the manner set forth in Sec tion 4.4. 4. Treatment of Backstoppers On the Effective Date, in accordance with the steps and sequence set forth in Section 4 . 4 , each Backstopper shall purchase and receive its applicable portion of the Backstopped Shares and/or Additional Subscription Shares, the Backstop Funding Fee (and Backstop Funding Fee Shares) and the Backstop Commitment Fee (and Backstop Commitment Fee Shares), in each case in accordance with the terms of the Backstop Commitment Letter, the Interim Order and this Plan . 5. Unaffected Persons The Claims of all Persons other than those specified in this Article 2 shall be unaffected by this Plan, except as otherwise provided herein .

3 01 8 65 6 0 .3 - 16 - ARTICLE 3 ISSUANCES, DISTRIBUTIONS AND ELECTIONS 1. Delivery of New Term Loans The delivery of the New Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to this Plan shall be made in accordance with standing procedures in place with the Term Loan Agent, and a register of holders of the New Term Loans will be maintained by the Term Loan Agent . Each Senior Unsecured Debtholder receiving New Term Loans shall be deemed to be a party to the Amended & Restated Term Loan Agreement as a lender thereunder . In the event that a Senior Unsecured Debtholder has not delivered its New Term Loan Lender Information to the Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such Senior Unsecured Debtholder’s New Term Loans shall be held by the Term Loan Agent until such time as the Senior Unsecured Debtholder provides its New Term Loan Lender Information . 2. Delivery of New Common Shares (a) On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non - assessable . (b) On the Effective Date, Just Energy shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all New Common Shares, to be distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares to be distributed under this Plan to be distributed by no later than the second Business Day following the Effective Date . (c) The delivery of New Common Shares to be distributed under this Plan will be made either (i) through the facilities of CDS, DTC, Euroclear and Clearstream to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, DTC, Euroclear and Clearstream, as applicable, or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Just Energy’s records which will be maintained by the Transfer Agent . 3. No Liability in Respect of Deliveries (a) None of the Just Energy Entities, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from (i) the Term Loan Agent, (ii) the Trustees, (iii) DTC, (iv) CDS, (v) Euroclear, (vi) Clearstream or (vii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Just Energy Entities pursuant to this Plan . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 17 - (b) None of the Trustees or the Term Loan Agent shall incur, and each is hereby released and exculpated from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct (as determined by a final, non - appealable judgment of a court of competent jurisdiction) on its part . For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities and exculpations, and any other applicable law or rules protecting any of the Trustees and the Term Loan Agent from liability . On the Effective Date after the completion of the transactions set forth in Section 4 . 4 , all duties and responsibilities of the Trustees and the Term Loan Agent arising under or related to the Debt Documents, as applicable, shall be discharged except to the extent required in order to effectuate this Plan . 3.4 Election to Participate in New Equity Offering Each Eligible Securityholder shall have the right, but not the obligation, to elect irrevocably to participate in the New Equity Offering and to subscribe for and purchase its Securityholder Subscription Share Percentage of the applicable Equity Allocation by (and subject to) returning a duly executed Offered Shares Participation Form (or other acceptable form of instruction) together with such Eligible Securityholder’s Subscription Amount pursuant to the procedures established by Just Energy and communicated to Eligible Securityholders on or prior to the Record Date . Any Offered Shares Participation Form (or other acceptable form of instruction) received after the Participation Deadline or not accompanied by such Eligible Securityholder’s Subscription Amount will be invalid and not effective and shall be disregarded for all purposes of this Plan . Submission of an Offered Shares Participation Form (or other acceptable form of instruction) in accordance with the terms thereof and this Section 3 . 4 and acceptance thereof by Just Energy, shall constitute an irrevocable subscription by the applicable Eligible Securityholder (each, a “ Participating Securityholder ”) for and a commitment by the applicable Participating Securityholder to participate in the New Equity Offering by purchasing up to its Securityholder Subscription Share Percentage of the applicable Equity Allocation . ARTICLE 4 ARRAN G E M E NT 4.1 Corporate Authorizations The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan, including those involving corporate action of any member of the Just Energy Entities, will occur and be effective as of the Effective Date (or such other date as determined by the Applicants), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Just Energy Entities . All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Just Energy Entities, as applicable . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 18 - 2. Articles of Arrangement and Effective Date. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction of those conditions as of the Effective Date), unless another time or date is agreed in writing among Just Energy and the Term Loan Debtholders, the Articles of Arrangement shall be filed by the Applicants with the Director . The Certificate of Arrangement shall implement this Plan . 3. Binding Effect On and from the Effective Time, this Plan and the transactions contemplated hereby shall be final and binding upon, and be deemed to have been consented and agreed upon by the Just Energy Entities, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred Shareholders and any other Person affected by or named in this Plan, including the respective heirs, executors, administrators, legal representatives, successors and assigns of each of the foregoing, without any further act or formality required on the part of any Person and, subject to the implementation and effectiveness of the Plan in accordance with its terms and delivery to the Term Loan Agent on behalf of the Senior Unsecured Debtholders of all of the documentation required pursuant to Section 3 . 01 of the Amended & Restated Term Loan Agreement, shall constitute a full, final and absolute settlement of all rights of the beneficial and legal owners of the Senior Unsecured Debt, Convertible Debentures and Preferred Shares attaching thereto or arising there from and an absolute release and discharge of and from all Obligations of the Just Energy Entities to the Debtholders and Existing Preferred Shareholders (for certainty, other than Obligations under the Amended and Restated Term Loan Documents) . On and from the Effective Time, and, subject to the implementation and effectiveness of the Plan in accordance with its terms, without limiting the foregoing, Just Energy, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred Shareholders and any other Person affected by or named in this Plan and any other Person affected by or named in this Plan will be deemed to have executed and delivered to Just Energy and its affiliates all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan . 4. The Arrangement Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 4 . 4 (or in such other manner or order or at such other time or times as the Applicants may determine in accordance with the Support Agreement and the Backstop Commitment Letter), without any further act or formality required on the part of any Person, except as may be expressly provided herein : (a) The New Equity Offering Rights afforded to the Convertible Debentureholders and Senior Unsecured Debtholders that are Eligible Securityholders shall be deemed to have been issued on July 23 , 2020 as a partial repayment of the principal amount outstanding thereunder in the amount of the Offering Right Value of such New LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 19 - Equity Offering Rights ; provided, however, that such repayment shall not be considered for the purposes of calculating a Senior Unsecured Debtholder Pro Rata Share, Convertible Debentureholder Pro Rata Share or Securityholder Subscription Share Percentage ; (b) All Affected Equity shall be terminated and cancelled for no consideration; (c) The Common Share Consolidation shall be completed . Any fractional interests in the consolidated Existing Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor . Notwithstanding any provision of the CBCA, immediately following the completion of the Common Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation . (d) Just Energy shall pay all accrued and unpaid interest on the $ 100 Million Convertible Debentures as of June 30 , 2020 and any other accrued and unpaid interest in respect of the Convertible Debentures shall be forgiven, settled and extinguished for no consideration . (e) Just Energy shall issue to each Term Loan Debtholder, pursuant to the Term Loan Agreement and as evidence of amounts owing thereunder immediately prior to the Effective Time, promissory notes with an aggregate principal amount of US $ 197 . 1 million (the “ Series 1 Notes ”) and promissory notes with an aggregate principal amount in U . S . dollars equal to the amount by which the amount then owing under the Term Loan Agreement exceeds the principal amount of the Series 1 Notes (the “ Series 2 Notes ”) . The Series 1 Notes and the Series 2 Notes shall be issued to each Term Loan Debtholder in an amount based on such Term Loan Debtholder’s pro rata share of the Obligations under the Term Loan Agreement . LEGAL_1:61718055.8 (f) The terms and conditions of the Series 1 Notes shall be amended to confer a right on the holders thereof to exchange such Series 1 Notes for promissory notes or other evidence of U . S . dollar indebtedness of the same principal amount issuable under the Amended & Restated Term Loan Agreement pursuant to the terms of this Plan . (g) In exchange for, and in full and final settlement of, the Existing Preferred Shares, Just Energy shall deliver to each (i) Holding Preferred Shareholder, in its capacity as such, its applicable New Offering Rights with respect to those Preferred Shares held from the Record Date through to the Effective Date ; and (ii) Existing Preferred Shareholder, its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares . The Existing Preferred Shares shall thereafter be terminated and cancelled, and shall be deemed to be terminated and cancelled . (h) The following shall occur concurrently with the steps set forth in Section 4 . 4 (e) above and Section 4 . 4 (i) below :

3 01 8 65 6 0 .3 - 20 - ( i) LEGAL_1:61718055.8 holders of the Series 1 Notes that have previously filed a written notice with Just Energy to exercise the right referred to Section 4 . 4 (f) shall be deemed to have exercised the right referred to in Section 4 . 4 (f) to exchange the Series 1 Notes held by such holders for promissory notes or other evidence of indebtedness with the same U . S . dollar principal amount issued to such holders under the Amended & Restated Term Loan Agreement, in accordance with and subject to the terms of the Amended & Restated Term Loan Agreement, and such exchange of the Series 1 Notes shall be deemed to have occurred ; ( ii) holders of the Series 1 Notes other than such holders referred to in Section 4 . 4 (h)(i) are deemed to have exchanged such Series 1 Notes for New Term Loans with the same U . S . dollar principal amount ; ( iii) Just Energy, the Just Energy Entities (as applicable) and the Term Loan Agent shall enter into, and the Senior Unsecured Debtholders shall enter into or be deemed to enter into, the Amended & Restated Term Loan Agreement, the Amended & Restated Term Loan Documents and such additional documentation as may be agreed by Just Energy and the Term Loan Agent, each acting reasonably ; ( iv) in exchange for, and in full and final settlement of, the Senior Unsecured Debt . including the Series 1 Notes and Series 2 Notes, Just Energy shall deliver to each Senior Unsecured Debtholder (A) its Senior Unsecured Debtholder Pro Rata Share of the New Term Loans (together with the promissory notes or other evidence of indebtedness with respect to the Term Loan Debtholders, in respect of the Series 1 Notes and in satisfaction of the exercise of the right referred to in Section 4 . 4 (f) ) and (B) the Senior Unsecured Debtholder Exchange Shares (with respect to the Term Loan Debtholders, in respect of the Series 2 Notes), and Just Energy shall add an amount equal to the aggregate fair market value of the Senior Unsecured Debtholder Exchange Shares on the Effective Date to the stated capital for the Common Shares in respect of the issuance of the Senior Unsecured Debtholder Exchange Shares . Consequently, the Senior Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Debtholders shall have no further right, title or interest in and to the Senior Unsecured Debt or the Senior Unsecured Debtholder Claims ; and (v) the Senior Unsecured Debt, the Senior Unsecured Debt Documents, and the Series 1 Notes and Series 2 Notes shall be cancelled, provided that the Senior Unsecured Debt Documents shall remain in effect solely to allow the Term Loan Agent and the $ 150 Million Bond Trustee to make the distributions set forth in this Plan . ( i) The following shall occur concurrently with steps set forth in Section 4.4(e) and 4.4(h) above:

3 01 8 65 6 0 .3 - 21 - ( i) LEGAL_1:61718055.8 in exchange for, and in full and final settlement of, the Convertible Debentures, Just Energy shall deliver to each Convertible Debentureholder its Convertible Debentureholder Pro Rata Share of the Convertible Debenture Exchange Shares, and Just Energy shall add an amount equal to the aggregate of the fair market value of the Convertible Debenture Exchange Shares to the stated capital for the Common Shares in respect of the issuance of the Convertible Debenture Exchange Shares ; ( ii) the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or the Convertible Debentureholder Claims ; and ( iii) the Convertible Debentures and the Convertible Debenture Documents shall be cancelled, provided that the Convertible Debenture Documents shall remain in effect solely to allow the applicable Trustees to make the distributions set forth in this Plan . ( j) Just Energy shall become entitled to the total amount of funds deposited in escrow with the Escrow Agent in connection with the New Equity Offering and the Backstop Commitment Letter, and the Escrow Agent shall be deemed instructed to release to Just Energy the funds held by it in escrow in respect of the Subscription Amount of the Offered Shares subscribed for or purchased pursuant to the New Equity Offering and the Backstop Commitment Letter . (k) Pursuant to the New Equity Offering, Just Energy shall issue to each Participating Securityholder (or to their designated nominee), in consideration for such Participating Securityholder’s Subscription Amount, the applicable number of Offered Shares that were validly subscribed for in the related Offered Shares Participation Form and such Offered Shares shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . ( l) Just Energy shall issue to the Backstoppers the Backstopped Shares and/or the Additional Subscription Shares, as applicable, in accordance with the Backstop Commitment Letter and such Backstopped Shares and/or Additional Subscription Shares, as applicable, shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . (m) Just Energy shall pay the Backstop Commitment Fee and the Backstop Funding Fee in accordance with the Backstop Commitment Letter, which payments shall be directed to Just Energy in consideration for the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which shall be issued in accordance with the Backstop Commitment Letter, and such Backstop Commitment Fee Shares and Backstop Funding Fee Shares shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . (n) The amount added to the stated capital for the Common Shares in respect of the share issuances in 4 . 4 (k) - (m) shall be equal to the cash received by Just Energy and

3 01 8 65 6 0 .3 - 22 - in the case of U . S . dollar cash the amount added to the stated capital for the Common Shares shall be the Canadian dollar amount resulting from the conversion of such U . S . dollars to Canadian dollars based on the noon exchange rate, as quoted by Bloomberg, applicable on the Effective Date . (o) Just Energy shall pay in full in cash the outstanding reasonable and documented fees and expenses of the advisors to the Applicants and to the Term Loan Debtholders pursuant to the terms and conditions of the Support Agreement . (p) The releases referred to in Article 6 shall become effective. (q) The board of directors of Just Energy immediately prior to the Effective Time shall be deemed to have resigned and the New Directors shall be deemed to have been appointed and to have each consented to such appointment . LEGAL_1:61718055.8 (r) The Management Incentive Plan shall be deemed to be approved by the Existing Common Shareholders and those persons receiving New Common Shares pursuant to this Plan . (s) The articles of 121 Canada shall be amended to include the following restrictions on the business that 121 Canada may carry on, effective as of the Effective Date : “The business that the Corporation may carry on shall be limited to the activities and operations of the Corporation that are permitted pursuant to the amended and restated term loan agreement, as may be supplemented, amended or restated from time to time, that was entered into among Just Energy Group Inc . , National Bank of Canada, as administrative agent and the other lenders party thereto pursuant to a plan of arrangement under the Canada Business Corporations Act , for so long as any loans thereunder are outstanding . ” 5. Securities Law Matters The Applicants intend that the issuance and distribution, pursuant to this Plan, of: (a) New Common Shares of Just Energy issued on conversion of, or in exchange for, the Senior Unsecured Debt, the Convertible Debentures and the Preferred Shares pursuant to this Plan (other than the Allotted Offered Shares, the Additional Subscription Shares, the Backstopped Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares issued pursuant to this Plan) shall be exempt from the registration requirements of the U . S . Securities Act pursuant to Section 3 (a)(10) thereof ; (b) the Allotted Offered Shares issued pursuant to this Plan shall be registered under the U . S . Securities Act pursuant to a registration statement on Form F - 7 filed by Just Energy with the U . S . Securities and Exchange Commission ; (c) the Backstopped Shares, the Additional Subscription Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares issued pursuant to this Plan shall be exempt from the registration requirements of the U . S . Securities

3 01 8 65 6 0 .3 - 23 - Act pursuant to Regulation S or Regulation D under the U.S. Securities Act, as the case may be; and (d) the New Common Shares of Just Energy issued upon conversion of, or in exchange for, the Senior Unsecured Debt, the Convertible Debentures and the Preferred Shares and the Offered Shares issued pursuant to the New Equity Offering shall be exempt from the prospectus requirements of Canadian Securities Laws, to the extent applicable, pursuant to Section 2 . 11 of National Instrument 45 - 106 – Prospectus Exemptions of the Canadian Securities Administrators . 4.6 Stated Capital The aggregate amount to be added to the stated capital account in respect of the New Common Shares for the purposes of the CBCA in respect of the issuance of New Common Shares pursuant to this Plan will be confirmed by the directors of Just Energy . ARTICLE 5 IMPLEMENTATION OF ARRANGEMENT 1. Withholding Rights Just Energy and/or any other Person making a payment contemplated herein shall be entitled to deduct and withhold from any consideration payable to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of applicable federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended . To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually and timely remitted to the appropriate taxing authority . To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Person exceed the cash portion of the consideration otherwise payable to that Person : (i) the payor is authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to enable it to comply with such deduction or withholding requirement or entitlement, and the payor shall notify the applicable Person thereof and remit to such Person any unapplied balance of the net proceeds of such sale ; or (ii) if such sale is not reasonably possible, the payor shall not be required to make such excess payment until the Person has directly satisfied any such withholding obligation and provides evidence thereof to the payor . 2. Allocation of Payments Unless expressly provided for otherwise, if the aggregate amount paid in respect of a particular Debtholder Claim does not exceed the aggregate amount of accrued but unpaid interest plus the principal amount in respect of the obligations to which such Debtholder Claim relates, then all amounts paid or payable hereunder on account of such Debtholder Claim (including, for greater certainty, any securities received hereunder) shall be applied as follows : (i) first, in respect of the principal amount of the obligations to which such Debtholder Claim relates, and (ii) second, in respect of the accrued but unpaid interest on such obligations . Unless expressly provided for otherwise, in any other cases, all amounts paid or payable hereunder on account of a particular LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 24 - Debtholder Claim (including, for greater certainty, any securities received hereunder) shall be applied as follows : (i) first, in respect of the accrued but unpaid interest on the obligations to which such Debtholder Claim relates, and (ii) second, in respect of the principal amount of such obligations . 3. Fractional Interests No fractional Common Shares shall be issued under this Plan, including any fractional interests created as a result of the Common Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares . Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares without compensation therefor . 4. Calculations All calculations and determinations made by the Applicants for the purposes of this Plan, including, without limitation, the allocation of amounts under Section 5 . 2 shall, subject to compliance with the Support Agreement and the Backstop Commitment Letter, be conclusive, final and binding upon the Securityholders . ARTICLE 6 R ELE A SES 6.1 Release of Released Parties and Extinguishment of Affected Equity Claims At the applicable time pursuant to Section 4 . 4 , each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Support Agreement, the Backstop Commitment Letter, this Plan, these proceedings, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan, the Strategic Review and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of its obligations under this Plan, the Support Agreement, the Backstop Commitment Letter, any Amended & Restated Term Loan Document or any Continuing Guarantee, (ii) any Existing Equity Class Action Claims which shall be treated and restricted as set out in Section 6 . 3 below, or (iii) any Released Party from liabilities or claims (other than in relation to an Affected Equity Claim) attributable to any Released Party’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non - appealable judgment of a court of competent jurisdiction . Further, any and all Affected Equity Claims shall be deemed to have been fully and finally extinguished, cancelled, released, dismissed and enjoined as of the Effective Date . LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 25 - 6.2 Injunctions All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever against the Released Parties, as applicable, or commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever that could result in a claim for contribution of indemnity from a Released Party in respect of any and all Released Claims ; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties ; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property ; or (iv) taking any actions to interfere with the implementation or consummation of this Plan ; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan 6.3 Existing Equity Class Action Claims From and after the Effective Date, any Person having an Existing Equity Class Action Claim against Just Energy or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claims to the point of determination of liability, if any, and the recovery of any such Person shall be limited to the proceeds under the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claims, without any additional rights of enforcement or recovery as against the Released Parties . Any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Just Energy or its directors and officers in respect of any such Existing Equity Class Action Claims, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Released Parties or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claims, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies . Nothing in this paragraph prejudices, compromises, releases or otherwise affects (i) any right or defence of any insurer in respect of an Insurance Policy or (ii) any Person having an Existing Equity Class Action Claims from recovering against Just Energy’s current and former directors and officers for any liabilities or claims attributable to any such director or officer’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non - appealable judgment of a court of competent jurisdiction, provided that all defence costs of any action referred to in this subsection (ii) shall not be paid by any of the Just Energy Entities . ARTICLE 7 CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION 7.1 Conditions Precedent to Implementation of this Plan The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver of the following conditions precedent : LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 26 - (a) the Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired ; (b) no Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited ; (c) all conditions to implementation of this Plan set out in the Support Agreement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Support Agreement ; and (d) all conditions to implementation of this Plan set out in the Backstop Commitment Letter shall have been satisfied or waived by the applicable parties pursuant to the terms of the Backstop Commitment Letter . 7.2 Effectiveness This Plan will become effective in the sequence described in Section 4 . 4 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Just Energy Entities, the Debtholders, the Trustees, the Term Loan Agent, all Existing Equity Holders, all Persons with any Existing Equity Class Action Claims, the Released Parties, the Affected Equity, the directors and officers of the Just Energy Entities and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns . The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety . The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 4 . 4 has become effective in the sequence set forth therein . No portion of this Plan shall take effect with respect to any party or Person until the Effective Time . ARTICLE 8 MIS C E LL AN E O US 1. Waiver of Defaults Except as provided in Section 16 of the Backstop Commitment Letter, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety . Without limiting the foregoing, and except as provided in Section 16 of the Backstop Commitment Letter, all Persons shall be deemed to have : (a) waived any and all defaults or events of default, third - party change of control rights or any non - compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 27 - with, the Debt or the Debt Documents, the Support Agreement, the Backstop Commitment Letter, the Arrangement, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto . Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Just Energy Entities and their respective successors from performing their obligations under this Plan ; and (b) agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Just Energy Entities and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Just Energy Entities to any employee thereof in their capacity as such (for greater certainty, other than with respect to the Affected Equity and the Affected Equity Claims), including any contract of employment between any Person and any of the Just Energy Entities . 2. Amendments to the Plan of Arrangement Subject to the terms and conditions of the Support Agreement and the Backstop Commitment Letter and the Interim Order: (a) the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court (either before or as soon as practicable following the Meetings provided that written copies of any such amendments, restatements, modifications or supplements are provided at the Meetings) and, if made following the Meetings, approved by the Court, and (ii) communicated to the Securityholders in the manner required by the Court (if so required) ; (b) any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes ; and (c) any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 28 - materially adverse to the financial or economic interests of any of the Securityholders. 3. Consents, Waivers and Agreements Except as provided in Section 16 of the Backstop Commitment Letter, at the Effective Time, each Debtholder and any other Person affected by this Plan will be deemed to have consented and agreed to all of the provisions of this Plan in its entirety . Without limitation to the foregoing, and except as provided in Section 16 of the Backstop Commitment Letter, each Debtholder and any other Person affected by this Plan (including, without limitation, the Trustees, the Term Loan Agent, the Existing Common Shareholders and the Existing Preferred Shareholders) will be deemed : (a) to have executed and delivered to the Applicants all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety ; (b) to have waived any non - compliance or default by the Just Energy Entities with or of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Debtholder or other Person and the Just Energy Entities with respect to the Debt or the Debt Documents that has occurred or exists on or prior to the Effective Time ; and (c) to have agreed that, if there is any conflict between the provisions of any such agreement and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly . 4. Paramountcy On and from the Effective Time, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, support agreement, commitment letter, by - laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders, on the one hand, and any of the Applicants, on the other hand, as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority . 5. Credit Facility Lenders Notwithstanding any other provision of this Plan, (i) nothing herein shall affect the obligations of any of the Just Energy Entities to the Credit Facility Administrative Agent, the Collateral Agent or the Credit Facility Lenders under or in connection with the Credit Agreement or any other Credit Document (as defined in the Credit Agreement), and (ii) all rights, remedies, interests, claims and entitlements of the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders under and in respect of the Credit Agreement and the other Credit Documents shall remain unaffected in all respects by this Plan (including all transactions, releases, LEGAL_1:61718055.8

3 01 8 65 6 0 .3 - 29 - injunctions, waivers and deeming provisions contemplated herein) . Without limiting the foregoing, the provisions of Article 6 and Sections 4 . 3 , 4 . 4 , 7 . 2 , 8 . 1 , 8 . 3 , 8 . 4 and 8 . 9 shall not apply to the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders or the obligations of any of the Just Energy Entities to the Credit Facility Administrative Agent, the Collateral Agent or the Credit Facility Lenders under or in connection with the Credit Agreement or any other Credit Document, and the capitalized term “Persons”, as used herein, shall exclude the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders in their capacity as such . 6. Deeming Provisions In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable. 7. Severability If prior to the Effective Date, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of Just Energy and subject to the consent of counsel to the Term Loan Debtholders, acting reasonably, may alter and/or interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation . 8. Term Loan Debtholders and Initial Backstoppers For the purposes of this Plan, the Applicants shall be entitled to rely on written confirmation from Torys LLP that the Term Loan Debtholders or the Initial Backstoppers (as defined in the Backstop Commitment Letter), as applicable, have agreed to, waived, consented to or approved a particular matter . 9. Notices Any notices or communication to be made or given hereunder shall be in writing and shall reflect this Plan and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by e - mail addressed to the respective parties as follows : (i) if to Just Energy: Just Energy Group Inc. 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1 LEGAL_1:61718055.8 A tt e ntion: Email: Jonah Davids jd a vi ds@ j us t e n er gy. c om With a required copy (which shall not be deemed notice) to:

3 01 8 65 6 0 .3 - 30 - Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, Ontario M5X 1B8 LEGAL_1:61718055.8 A tt e ntion: Email: Marc Wasserman & Michael De Lellis mwasserman@osler.com mdelellis@osler.com ( ii) if to the Term Loan Debtholders or the Initial Backstoppers Torys LLP 79 Wellington St., 30th Floor Toronto, Ontario M5K 1N2 A tt e ntion: Email: Tony DeMarinis td e m ar ini s@ to rys . c om or to such other address as any party above may from time to time notify the others in accordance with this Section 8 . 8 . In the event of any strike, lock - out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made . Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5 : 00 p . m . on such day . Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day . The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Securityholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan . 8.10 Further Assurances Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein .

G

Appendix G

BMO Opinion

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

1 BMO Nesbitt Burns Inc. Investment & Corporate Banking 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, ON M5X 1H3 July 7, 2020 The Board of Directors Just Energy Group Inc. Suite 200 6345 Dixie Road Mississauga, Ontario L5T 2E6 Canada To the Board of Directors: BMO Nesbitt Burns Inc . (“ BMO Capital Markets ” or “ we ” or “ us ”) understands that Just Energy Group Inc . (“ Just Energy ” or the “ Company ”) is considering a transaction designed to improve the capital structure and financial position of Just Energy (the “ Recapitalization ”) . The terms of the Recapitalization are described in a term sheet (the “ Recapitalization Term Sheet ”) which is attached as Schedule A to the draft form of support agreement (the “ Support Agreement ”) that is to be entered into between Just Energy and holders of the 8 . 75 % senior unsecured term loan due September 12 , 2023 (the “ Term Loan ”) prior to the public announcement of the Recapitalization . The Recapitalization is to be implemented by way of a plan of arrangement (the “ Plan of Arrangement ”) under Section 192 of the Canada Business Corporations Act (the “ CBCA ”) . Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meanings ascribed to them in the Recapitalization Term Sheet . The debt obligations and equity securities which are subject to the Recapitalization consist of:  the Term Loan;  the amounts owing by Just Energy under the $150 Million Convertible Bonds Trust Deed (the “ Eurobonds ”);  the amounts owing by Just Energy under the Convertible Debenture Documents (the “ Subordinated Convertible Debentures ” );  the existing preferred shares (the “ Existing Preferred Shares ”); and  the existing common shares (the “ Existing Common Shares ”). For the purposes of this Fairness Opinion (as defined herein), the holders of the Subordinated Convertible Debentures, the Existing Preferred Shares, and the Existing Common Shares are collectively referred to as the “ Junior Stakeholders ” . ENGAGEMENT OF BMO CAPITAL MARKETS BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated March 20 , 2020 , as amended effective June 28 , 2020 , (the “ Engagement Agreement ”) . Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and its Board of Directors with advisory services in connection with the design and implementation of a recapitalization strategy for the Company . Services to be provided relating to such recapitalization include, among other things, the provision to the Just Energy Board of Directors of a fairness opinion with respect to the fairness, from a financial point of view, of the Recapitalization (the “ Fairness Opinion ”) . Under the terms of the Engagement Agreement, BMO Capital Markets has been paid an engagement fee and monthly work fees and is entitled to be paid additional monthly work fees and an additional fee for its advisory services to be paid upon the closing of the Recapitalization . The Company has also agreed to pay BMO Capital Markets a financing fee in connection with obtaining a backstop commitment for the

2 new equity subscription opportunity that is part of the Recapitalization . In addition, the Company has agreed to reimburse us for our reasonable out - of - pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement . CREDENTIALS OF BMO CAPITAL MARKETS BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, restructurings, equity and fixed income sales and trading, investment research and investment management . BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions . This Fairness Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters . INDEPENDENCE OF BMO CAPITAL MARKETS Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company or any of its affiliates (collectively, the “ Interested Parties ”) . Other than as disclosed above BMO Capital Markets has not been paid any fees to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past three years, other than acting as co - manager for issuance of the $ 100 Million Convertible Debentures . Other than as disclosed above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings . BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time . BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation . As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Recapitalization . In addition, Bank of Montreal (“ BMO ”), of which BMO Capital Markets is a wholly - owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business . SCOPE OF REVIEW In connection with rendering this Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following : 1. the following documents: a) eighth amended and restated credit agreement dated December 20, 2019; b) draft of the eighth amendment to the eighth amended and restated credit agreement and consent agreement dated July 6, 2020; c) draft of the term sheet on the ninth amended and restated credit agreement dated July 6, 2020;

3 d) first and second amendments to the loan agreement dated March 19 , 2019 and June 25 , 2019 , respectively ; e) draft of the first amended and restated loan agreement dated July 7, 2020; f) the trust indenture made as of October 5 , 2016 , between the Company and Computershare Trust Company of Canada, as trustee and the trust indenture made as of February 22 , 2018 , between the Corporation and Computershare Trust Company of Canada, as trustee, in each case establishing the Subordinated Convertible Debentures ; g) the trust deed dated as of January 29 , 2014 , between the Company, US Bank Trustees Limited and Elavon Financial Services Limited, UK Branch establishing the Eurobonds ; h) the Company’s Certificate and Articles of Incorporation and its various Certificates and Articles of Amendment setting forth the rights, privileges, restrictions and conditions attaching to each of the Existing Common Shares and the Existing Preferred Shares ; i) draft of the Recapitalization Term Sheet dated July 7, 2020; j) k) draft of the Support Agreement dated July 6, 2020; and draft of the backstop commitment letter dated July 6, 2020; 2. draft of the fiscal year 2020 financial statements; 3. certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant ; 4. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company ; 5. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company ; 6. discussions with management of the Company relating to the Company’s current business, forecasts, plan, financial condition and prospects ; 7. public information with respect to selected precedent transactions we considered relevant; 8. various reports published by equity research analysts and industry sources we considered relevant; 9. a letter of representation certifying certain factual matters and the completeness and accuracy of certain information upon which this Fairness Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company ; and 10. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances . BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets. ASSUMPTIONS AND LIMITATIONS We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material (financial or otherwise) obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “ Information ”) . This Fairness Opinion is

4 conditional upon such completeness, accuracy and fair presentation . We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information . We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects . Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that : (i) the Information provided to BMO Capital Markets, either directly or indirectly, orally by, or in the presence of, an officer or employee of the Company or any of its subsidiaries (as defined in National Instrument 45 - 106 – Prospectus and Registration Exemptions ), or in writing by or on behalf of the Company or any of its subsidiaries or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)), and did not and does not omit to state any material fact necessary to make such Information or any statement contained therein not misleading in light of the circumstances in which it was provided to BMO Capital Markets ; and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Fairness Opinion . BMO Capital Markets has assumed that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all votes, consents, permissions, exemptions or orders of third parties, courts and relevant authorities will be obtained, without adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Just Energy or liability of Just Energy to third parties . BMO Capital Markets has assumed :  that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents; and  that the draft documents referred to under “Scope of Review” describe all material terms of agreements that relate to the Recapitalization that are to be drafted subsequently. The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives . In our analyses and in preparing this Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Recapitalization . This Fairness Opinion is provided to the Company’s Board of Directors for its exclusive use only in considering the Recapitalization and may not be used or relied upon by any other person or for any other purpose without our prior written consent . Except for the inclusion of this Fairness Opinion in its entirety and a summary thereof (in a form acceptable to us) in the management information circular of the Company which is to be prepared in connection with the Recapitalization, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent . BMO Capital Markets has not been asked to prepare and has not provided : (i) a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates (nor have we been provided with any such valuation) ; (ii) an opinion concerning the future trading price of any of the securities of Just Energy, or of the securities of its affiliates following the completion of the Recapitalization ; (iii) an opinion as to the fairness of the process underlying the Recapitalization ; (iv) a recommendation to any holder of

5 the Eurobonds as to whether or not its Eurobonds should be held or sold, or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization, or whether to choose to subscribe for additional common shares or not do so pursuant to the equity subscription opportunity ; or (v) a recommendation to any Junior Stakeholder as to whether or not the Subordinated Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares should be held or sold, or to use the voting rights provided in respect of the Recapitalization to vote for or against the Recapitalization, or whether to choose to subscribe for additional common shares or not do so pursuant to the equity subscription opportunity ; and this Fairness Opinion should not be construed as such . BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Recapitalization and this Fairness Opinion does not address any such matters . We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters . The preparation of this Fairness Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized . Any attempt to do so could lead to undue emphasis on any particular factor or analysis . BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Fairness Opinion . This Fairness Opinion should be read in its entirety . This Fairness Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof . Without limiting the foregoing, if we learn that any of the information we relied upon in preparing this Fairness Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw this Fairness Opinion . APPROACH TO FAIRNESS For the purposes of this Fairness Opinion, we considered that the Recapitalization would be fair, from a financial point of view, to the holders of the Eurobonds and Junior Stakeholders if : (i) the consideration offered in the Recapitalization is better than the likely known alternatives to the Recapitalization ; and (ii) with respect to the Junior Stakeholders, if the allocation to and among the Junior Stakeholders of the aggregate consideration to be distributed to the Junior Stakeholders in the Recapitalization is reasonable given the nature and terms of the securities held by the Junior Stakeholders . APPROACH TO FAIRNESS - ANALYSIS In preparing the Fairness Opinion, we have relied upon the discussions, documents and materials referred to under “Scope of Review”, and considered the following matters :  the Company currently has a highly - levered capital structure, substantial near - term debt maturities, and low liquidity for the nature and size of the Company’s business ;  the Company has actively pursued a strategic review process since June 2019 , which included a broad range of strategic alternatives to the Recapitalization resulting in no executable alternatives to the Recapitalization having been identified ;  the nature of the Company’s business is such that if the Company does not resolve its balance sheet issues, the likely alternatives (potentially including a liquidation) would negatively impact the value of the Eurobonds and, would likely result in little or no recovery for the holders of any of the Subordinated Convertible Debentures, the Existing Preferred Shares or the Existing Common Shares ;  the Recapitalization would substantially reduce the Company’s leverage in its capital structure, extend the next debt maturity from September 1 , 2020 to December 31 , 2023 , and significantly improve its liquidity position ;

6  the amount and form of consideration provided for the Eurobonds in the Recapitalization;  based upon advice from Company’s counsel, the Subordinated Convertible Debentures are contractually subordinated to all senior unsubordinated indebtedness of the Company including the Term Loan and the Eurobonds pursuant to the Convertible Debenture Documents ;  the allocation of the post - Consolidation Common Shares (before giving effect to the issuance of any common shares pursuant to the new equity subscription opportunity) issuable to the Subordinated Convertible Debentures among the Junior Stakeholders in the Recapitalization appears reasonable based on a number of methodologies and the terms of the securities held by the Junior Stakeholders ;  the allocation of the post - Consolidation Common Shares (before giving effect to the issuance of any common shares pursuant to the new equity subscription opportunity) issuable to the holders of the Existing Preferred Shares and that continue to be held by the holders of the Existing Common Shares in the Recapitalization appears reasonable based on a number of methodologies, considering, with input from counsel, precedent CBCA recapitalization transactions that included preferred and common shares, and the terms of the securities held by the Junior Stakeholders ; and  the holders of the Eurobonds, the Subordinated Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares will have the right to participate in the C $ 100 million new equity subscription opportunity in proportion to their respective post - Consolidation Common Shares (before giving effect to the issuance of any common shares pursuant to the new equity subscription opportunity) . CONCLUSION Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Recapitalization, if implemented, is fair, from a financial point of view, to the holders of the Eurobonds, the Subordinated Convertible Debentures, the Existing Preferred Shares and the Existing Common Shares . Yours truly,

Appendix H

Notice of Application

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

Court File No. CV-20-00643596-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF an application under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF Rule 14.05(2) of the *Rules of Civil Procedure*;

AND IN THE MATTER OF a proposed arrangement of Just Energy Group Inc. and 12175592 Canada Inc.

SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on a date to be determined or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicants' lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants' lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

- 2 -

Ray Williams, Registrar

Date July 8, 2020 Issued by Ray Williams
Local registrar

Address of court office 330 University Avenue 9th FL
Toronto, Ontario M5G 1R7

TO: **THE DIRECTOR APPOINTED UNDER THE *CANADA BUSINESS CORPORATIONS ACT***
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, ON, KIA 008

AND TO: **NATIONAL BANK OF CANADA, Administrative Agent under Term Loan Agreement made as of September 12, 2018**
Loan Structuring & Syndication
Credit Capital Market
1155 Metcalfe Street, 5th Floor
Montreal, Quebec H3B 4S9
Attention: Director
Facsimile: (514) 390-7850

AND TO: **TORYS LLP, Advisor to Lenders under the Term Loan Agreement made as of September 12, 2018**
79 Wellington St., 30th Floor
Toronto, Ontario M5K 1N2
Attention: Tony DeMarinis
Email: tdemarinis@torys.com

AND TO: **NATIONAL BANK OF CANADA, as Administrative Agent, under Eighth Amended and Restated Credit Agreement made as of April 18, 2018**
The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Attention: Managing Director
Facsimile: (416) 869-6545

- 3 - AND TO: AND TO: AND TO: AND TO: AND TO: MCCARTHY TETRAULT LLP, Advisor to Lenders under the Eighth Amended and Restated Credit Agreement made as of April 18, 2018 66 Wellington Street West Suite 5300, TD Bank Tower Box 48 Toronto ON M5K 1E6 Attention: James Gage/Justin Lapedus/DJ Lynde Email: jgage@mccarthy.ca / japedus@mccarthy.ca / dlynde@mccarthy.ca ERNST & YOUNG LLP, the auditors of Just Energy Group Inc. 100 Adelaide St W , Toronto, ON M5J 2T6 ALL COMMON SHAREHOLDERS OF JUST ENERGY GROUP INC. ALL PREFERRED SHAREHOLDERS OF JUST ENERGY GROUP INC. THE DIRECTORS OF JUST ENERGY GROUP INC.

- 4 -

APPLICATION

1. **THE APPLICANT MAKES AN APPLICATION FOR:**

   (a) A preliminary interim order (the "**Preliminary Interim Order**") pursuant to section 192(4) of the *Canada Business Corporations Act*, RSC 1985, c C-44, as amended (the "**CBCA**") in connection with a proposed arrangement (the "**Arrangement**") with respect to Just Energy Group Inc. ("**Just Energy**") and 12175592 Canada Inc. ("**ArrangeCo**" and, with Just Energy, the "**Applicants**"), including a stay of proceedings and setting of the record date;

   (b) an interim order (an "**Interim Order**") pursuant to section 192(4) of the CBCA to address the calling, holding and conducting of meetings of affected stakeholders to consider the Arrangement and other relief;

   (c) a final order approving the Arrangement, pursuant to sections 192(3) and 192(4) of the CBCA; and

   (d) such further and other relief as this Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

   (a) Just Energy is a corporation governed by the CBCA, with its common shares listed on the Toronto Stock Exchange and the New York Stock Exchange;

   (b) ArrangeCo is a CBCA corporation and a wholly-owned subsidiary of Just Energy;

   (c) the Arrangement is an "arrangement" as defined in section 192(1) of the CBCA;

   (d) all statutory requirements under section 192 of the CBCA have been or will have been satisfied by the hearing of the within Application;

   (e) it is not practicable for Just Energy to effect a fundamental change in the nature of the Arrangement under any provision of the CBCA except section 192;

- 5 - (f) the Arrangement and application is put forward in good faith and for a valid business purpose, and it is in the best interests of the Applicant and the stakeholders of the Applicant; (g) the Arrangement is fair and reasonable; (h) the requested provisions of the Preliminary Interim Order relating to a stay of proceedings and setting of the record date are within the scope of subsect ion 192 (4) of the CBCA and are reasonable in the circumstances ; ( i ) the directions set fot 1 h in the Preliminary Interim Order (if granted), the Interim Order (if granted), and the requisite approval of the affected stakeholders will be followed and obtained by the hearing of the within Application ; G ) this Notice of Application and the Preliminary Interim Order (if granted) will be sent to a ll of those listed in this Notice of Application; (k) certain of the debtholders and shareholders of Just Energy are resident outside of Ontario and will be served pursuant to the terms of any Preliminary Interim Order or other order for advice and directions granted by this Court and rules 17 . 02 (n) and 17 . 02 (0) of the Rules of Civil Procedure ; (1) section 192 of the CBCA; (m) Rules 1.04, 3.02, 14.05(2), 37, 38, and 39 of the Rules of Civil Procedure; and (n) such further and other grounds as counsel may advise and this Court may permit. 3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION: ( a ) affidavit(s) to be sworn on behalf of the Applicants, with exhibits thereto; and (b) such further and other materials as counsel may advise and this Court may permit.

- 6 - July 8, 2020 OSLER, HOSKIN & HARCOURT LLP Box 50, 1 First Canadian Place Toronto, ON M5X 1B8 Marc Wasserman (LSO# 44066 M) Mic hae l De Lellis (LSO# 480380 ) Craig Lockwood (LSO# 46668 M) Tel : (416) 362 - 2111 Fax : (416) 862 - 6666 Lawyers for the Applicants, Ju st Energy Group Inc. and 12175592 Canada Inc .

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S . C. 1985, c. C - 44, AS AMENDED; AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE; AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF JUST ENERGY GROUP INC . AND 12175592 CANADA INC. JUST ENERGY GROUP INC. AND 12175592 CANADA INC, APPLICANTS Court File No. CV - 20 - 00643596 - 00CL ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) PROCEEDING COMMENCED AT TORONTO NOTICE OF APPLICATION OSLER, HOSKIN & HARCOURT LLP Box 50, 1 First Canadian Place Toronto, Canada M5X 1B8 Marc Wasserman (LSO# 44066M) Michael De Lellis (LSO# 48038U) Craig Lockwood (LSO# 46668M) Tel: (416) 362 - 2111 Fax: (416) 862 - 6666 Lawyers for the Applicants , Just Energy Group Inc. and 12175592 Canada Inc. Matt e r No: 1203813

I

Appendix I

Interim Order

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

CV-20-00643596-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 17TH
	)	
JUSTICE HAINEY	)	DAY OF JULY, 2020

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF JUST ENERGY GROUP INC. AND 12175592 CANADA INC.

INTERIM ORDER

THIS MOTION made by Just Energy Group Inc. ("**Just Energy**") and 12175592 Canada Inc. (together with Just Energy, the "**Applicants**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, RSC 1985, c. C-44, as amended (the "**CBCA**"), was heard this day by judicial videoconference via Zoom in Toronto, Ontario due to the COVID-19 pandemic.

ON READING the Notice of Motion, the Notice of Application, the affidavit of James Brown sworn July 14, 2020 (the "**Brown Affidavit**"), including the plan of arrangement (the "**Plan of Arrangement**") substantially in the form attached as Exhibit "A" to the Brown Affidavit, and the affidavit of James Brown sworn July 15, 2020 (the "**Supplementary Brown Affidavit**"), including the draft Management Information Circular of the Applicants (the

2

"**Information Circular**") substantially in the form attached as Exhibit "A" to the Supplementary Brown Affidavit, and on hearing the submissions of counsel for the Applicants, the Term Loan Debtholders and those other parties present, and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear.

Definitions

1. **THIS COURT ORDERS** that capitalized terms used and not specifically defined herein shall have the meaning ascribed to them in the Information Circular or the Plan of Arrangement, as applicable.

Service

2. **THIS COURT ORDERS** that the requirement for service of the Notice of Motion is hereby dispensed with and that this Motion is properly returnable today.

Record Date

3. **THIS COURT ORDERS** that the Record Date (as defined in the Preliminary Interim Order made by this Court in this proceeding on July 8, 2020 (the "**Preliminary Interim Order**")) shall be July 23, 2020.

4. **THIS COURT ORDERS** that the Record Date shall be the record date for determination of: (i) the Senior Unsecured Debtholders, the Convertible Debentureholders and the Shareholders entitled to notice of, and to vote at, the Meetings; and (ii) the Eligible Securityholders entitled to participate in the New Equity Offering.

3

The Meetings

5. **THIS COURT ORDERS** that the Applicants are permitted to call, hold and conduct a separate meeting in connection with the Arrangement for each of: (i) the Senior Unsecured Debtholders; (ii) the Convertible Debentureholders; and (iii) the Common Shareholders and Preferred Shareholders (collectively, the "**Shareholders**"), in each case to be held at Vantage Venues, 150 King Street West, 27th floor, Meeting Room L1, Toronto, Ontario M5H 1J9 (including a virtual meeting or hybrid meeting whereby such Persons may join by telephonic or electronic means), as follows:

a) the meeting of the Senior Unsecured Debtholders as of the Record Date (the "**Senior Unsecured Debtholders' Meeting**") shall be held at 10:00 a.m. (Toronto time) on August 25, 2020, in order for the Senior Unsecured Debtholders to consider, and if deemed advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the "**Senior Unsecured Debtholders' Arrangement Resolution**");

b) the meeting of the Convertible Debentureholders as of the Record Date (the "**Convertible Debentureholders' Meeting**") shall be held at 11:00 a.m. (Toronto time) on August 25, 2020, in order for the Convertible Debentureholders to consider, and if deemed advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the "**Convertible Debentureholders' Arrangement Resolution**"); and

4 c) the meetip.g of tbe . Shareholders as of the Record Da,te (the "Shareholders' Meeting", and together with the Senior Unsecured Debtholders' Meeting and the Convertible Debentureho \ dersi Meeting, the "Meetings") shall be held at 12 : 00 p . m . (Toronto time) on Aµgust 25 , 202 _ 0 , in order for the Shareholders to consider, and if {leemed advisable, pa s a resolution authorizing, adopting and approving, with or Without variation, the Arrangement and the Plan of Arrangement (the "Sh reJ . tolders' Art ngement Resolution' . ' and, together with the Senior Unsecured Debtholders' Arrangement Resolution and the Convertible Debenfureholders) Arrangement Resolution, the "Arrangement Re $ oJutions") . For greater ce 1 iainty 1 nothing in this Interim Order shall . prohibit Just Energy from holding its annual meeting of shareholders concurrently with or following the Shareholders' Meeting, and nothing hereiQ shalt n strict or , prohibit Just Energy in its discretion from prooeedingwitli its annual meeting of shareholders in the event of a postponement o, : adjo . urnm nt of the Shareholders' Meeting. 6 . TIDS COURT ORDERS . that the Meetings s . hall be called, held and conducted in accorda)lce with the CBCA, the niliugs and ditec ; tions of the Chair, this Interim Order ; the ' applicable no,tic'e of the Meetings which accompany the Information Circular (the "Notices of . M,eetings' ' ) ; in each CflSe subject to what may be provided . hereafter . and subject to further order of this Co' 1 ,rt . 7 , THIS COURT ORDERS that the orily persons entitled to attend or speak at the $enior UnsecuredP ebtho, ders ' M · eeti,ng shi,lll be; 1 · - · - · "

5

a) the Senior Unsecured Debtholders as of the Record Date, or their authorized proxyholders, and their respective advisors;

b) the officers, directors, auditors and advisors of the Applicants;

c) the Term Loan Agent and the $150 Million Bond Trustee, and their respective advisors;

d) the Director; and

e) other persons who may receive the permission of the Chair of the Senior Unsecured Debtholders' Meeting.

8. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Convertible Debentureholders' Meeting shall be:

a) the Convertible Debentureholders as of the Record Date, or their authorized proxyholders, and their respective advisors;

b) the officers, directors, auditors and advisors of the Applicants;

c) the $100 Million Debenture Trustee and the $160 Million Debenture Trustee, and their respective advisors;

d) the Director; and

e) other persons who may receive the permission of the Chair of the Convertible Debentureholders' Meeting.

6

9. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Shareholders' Meeting shall be:

a) the Shareholders as of the Record Date, or their authorized proxyholders, and their respective advisors;

b) the officers, directors, auditors and advisors of the Applicants;

c) the Director; and

d) other persons who may receive the permission of the Chair of the Shareholders' Meeting.

10. **THIS COURT ORDERS** that the Applicants may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly brought before the Meetings, and may hold the Meetings using such telephonic or electronic means as the Applicants may determine as permitted under the CBCA.

Chair and Quorum

11. **THIS COURT ORDERS** that the Chair of each of the Meetings shall be determined by the Applicants and that the quorum at each of the Meetings shall be satisfied if two or more persons entitled to vote at the applicable Meeting are present, in person or represented by proxy, at the outset of such Meeting.

Amendments to the Arrangement and Plan of Arrangement

12. **THIS COURT ORDERS** that, subject to the terms of the Support Agreement and the Backstop Commitment Letter, the Applicants are authorized to make, subject to the terms of paragraph 13 below and the Plan of Arrangement, such amendments, modifications or

7

supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Senior Unsecured Debtholders, the Convertible Debentureholders or the Shareholders, or others entitled to receive notice under paragraphs 17, 24 and 30 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Senior Unsecured Debtholders, the Convertible Debentureholders and the Shareholders at the Meetings and shall be the subject of the applicable Arrangement Resolution. Subject to the terms of the Support Agreement and the Backstop Commitment Letter, amendments, modifications or supplements to the Arrangement and Plan of Arrangement may be made following the Meetings by the Applicants, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the Final Order.

13. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 12 above would, if disclosed, reasonably be expected to affect a Senior Unsecured Debtholder's, Convertible Debentureholder's or Shareholder's decision to vote for or against the applicable Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, prior to the relevant Meeting, by press release, newspaper advertisement, pre-paid ordinary mail, e-mail, or by the method most reasonably practicable in the circumstances, as the Applicants may determine.

Amendments to the Information Circular

14. **THIS COURT ORDERS** that, subject to the terms of the Support Agreement and the Backstop Commitment Letter, the Applicants are authorized to make such amendments, revisions and/or supplements to the draft Information Circular as they may determine and the

8 Infonnation Circular, • a . s sq amended, re.vised and/or supplemented; shall be the Infonnation Circular to1;,e distributed ih . ac.co.rdance with paragraphs 17 through 33 hereof , Adjournment and Po tponements 15 . . THIS COURT OlIDERS tpat, subject to the terms of the Support Agreement and the Backstop Commitment Letter, the Applicants a re authori z ed, if they deem advisable, to adjourn or postpone one or more of thfl Meetings on one or more occasions, without the necessity of first convening such MeetiQg(s) or first obtaining any vote o . f the Senior Unsecured Debtholders, Conven . ible Debentuieholders or Shareholders, as applicable, respecting the adjournment or post_ponem . ent, a,ri . d notice of any such adjourpment Qr postponement shall be giveq by such ethod as the Applicants may determine is appropriate in tM cii ; cu . rhstances . 'rhis provision shall not . limit the authority of the Chair . of the Meetings in respect of adjournments and postponements . 16 . THIS COURT ORDERs that any adJoutnment ot postponement of one or more of the Meetings shall not have the effect of modifying the Record Dt 1 . te . for persons entitled to receive notice of or vote at such Meetings . At any su,bsequent convening or reconvening of an adjourned or postponed Meeting, all proxies will be voted in the same manner as the proxies woulg have been voter ; ! at the Meeting that . was adjourned or postponed 1 except fo - r any pr 6 xies that have b en effectively re v . oked or withdrawn prior to the subseq 11 ent convenirtg or teconve ing of such · adjo : med ot postponed - Meeting . -- - - 1 · • • = - · ..

I , . 9 Nptice of SeniQr Unsecured Debtholders' Meeting and Senior Unsecured Debtholder Solicit tion Process 17 . TH.IS COURT ORDEij.S that, to ¢ffect _p.otice of the Senior Unsecured Debtholders' Meeting, the Applicants shall send the Information Circular (inch.lding the Senior Unsecured Debtholders' Notice of Meeting, the Notice of Application and this Interim . Order), as weli as: ii. ) the Senior Unsecu.red . Debtholder proxy . and the Senior Unsecured Debtholder Voting Information Form (including any · electronic version thereof for use by Eurocleat and Clearstream) (the ' · 'Senior Unsecured Debtholder VIF"), which ptoxy and Senior Unsecured Debtholder VIF shall provide a Senior Unsecured Debtholder with the opportunity to instruct Just • Energy {or its agents), and i:p. the case of a beneficial Senior Urtsecuted Debtholder, i , ts applicabie Intermediaries (as define · d below), how it wishes to vote its debt at the Senior Unsecured Debtholders' ,Meeting (the "Senior Unsecured Debtholdet Instructions"); and b) the Offered Shares Participation Form (including any electronic version thereof for use by Euroclear and Clearstream), which Offered Shares Paqic;ipation Form shall provide a Senior Unsecured Debtholder with the opportun _ ify to pf:lrticipate in the New Equity Offering'in adv$1Ce of the Participation DeadHJ \ e; (collectively, and togethei; with such arnep.di;ne:hts or a<lditionaJ do . cum en'ts as the Appli c a11ts : may determine , are neces , sary or desirable anq not inconsistent with the terms of this Int ri.m Order, the " S eniorUnsecured Debtholder Meeting Package") , in each case to Kingsdale Advisors (the "Proxy and Information Agent'') for distribution \ I) accordance with . this Interim Order . For the voidance of doubt, all $eniot Un$equred

10

Debtholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

18. **THIS COURT ORDERS** that, as soon as practicable after the Record Date, the Term Loan Agent shall provide or cause to be provided to the Proxy and Information Agent a list (the "**Term Loan Debtholders List**") showing the names, e-mail addresses and such other contact information as the Applicants or the Proxy and Information Agent may reasonably request, in each case that is reasonably available to the Term Loan Agent in the ordinary course of business, of all of the registered Term Loan Debtholders and the principal amount held by each Term Loan Debtholder under the Term Loan Agreement, respectively, as of the Record Date.

19. **THIS COURT ORDERS** that, as soon as practicable after receipt of the Senior Unsecured Debtholder Meeting Packages pursuant to paragraph 17 above, the Proxy and Information Agent shall send, or cause to be sent, by pre-paid ordinary or first-class mail, recognized courier service, e-mail or such other means as the Applicants may determine, a Senior Unsecured Debtholder Meeting Package to the Term Loan Agent and each Term Loan Debtholder on the Term Loan Debtholders' List.

20. **THIS COURT ORDERS** that the Proxy and Information Agent shall send a Senior Unsecured Debtholder Meeting Package to Euroclear and Clearstream, which shall each distribute the Unsecured Debtholder Meeting Package to participants (each an "**Intermediary**" and collectively, "**Intermediaries**") holding the Convertible Bonds in the clearing, settlement and depositary systems operated by Euroclear and Clearstream, respectively, which shall provide such Senior Unsecured Debtholder Meeting Package to each beneficial holder of $150 Million Convertible Bonds (collectively, the "**$150 Million Convertible Bond Beneficial**

11 Holders") that has an account (directly or indirectly through an agent or custodian) with each · applicable Intenne<lia . ry . 21. THIS COURT ORI)ERS that each Intermedia - ry shall take any and all reasonable actions required to assist &'n ; y $ 150 Million Conv . ertible Bond Beneficial Holder which has an accoqnt (directly or thtotigh an agent or custodian) with such Intermediary in retu!pin,g to the !ntertnediary its Senior Unsecured Debtholdet Instructions and Of ered Shares Participation Form, or - such other documentation (or electronic instructions) as the Intermediary may customarily request from a $ 150 Million Convertible Bond Beneficial Holder for purposes · of enabling it to vote at the Senior Unsecured Deotholders' Meetihg and to deliv r its Senior Unsecured Debtholder Instructions and Offered Shares Part . icipation . Form . 22. THlS COURT OR . DERS that concu,trenJly with the mailing of the Senior Unsecured Debtholder Meeting Pl!,ckages as contetnplated in paragraph 20 above, Euroclear and Clei . trstream shall> in . accordance with their customary procedures, cause to be delivered through the Interinediaries to each $ 150 Million Convertible B< ; >nd Benefici&J !folder an electronic version of the $ 1 . 50 Million 'Convertible Bond Debtholder VIF and _ Offe . red Shares Participation Form, and Euroclear and Clearstt am shall establish a voluntary cotporate action (the !'Convertible Bond Corporate Acti . ons") which provides each $ 150 Million Convertible Bond Beneficial Holder w th the opportunity to submit its Senior Unsecured Debtholder Instructions &nd Offered Shates Participation Form and the fundiJ? - g required thereunder . 23. THIS COURT ORDERS that Applicants and the Proxy and foformatfon Agent sh( \ 11 post electronic copies of the Senior Unsecured Debtholder Meeting Package on their respective websites, all in accordance with this Interim Order .

12

Notice of Convertible Debentureholders' Meeting and Convertible Debentureholder Solicitation Process

24. **THIS COURT ORDERS** that, to effect notice of the Convertible Debentureholders' Meeting, the Applicants shall send the Information Circular (including the Convertible Debentureholders' Notice of Meeting, the Notice of Application and this Interim Order), as well as:

a) the Convertible Debentureholders' proxy and the Convertible Debentureholder Voting Information Form (including any electronic version thereof for use by DTC, CDS and/or Broadridge) (the "**Convertible Debentureholder VIF**"), which proxy and Convertible Debentureholder VIF shall provide a Convertible Debentureholder with the opportunity to instruct Just Energy (or its agents), and in the case of a beneficial Convertible Debentureholder, its applicable Intermediaries, how it wishes to vote its debt at the Convertible Debentureholders' Meeting (the "**Convertible Debentureholder Instructions**"); and

b) the Offered Shares Participation Form (including any electronic version thereof for use by DTC, CDS and/or Broadridge), which Offered Shares Participation Form shall provide a Convertible Debentureholder with the opportunity to participate in the New Equity Offering in advance of the Participation Deadline;

(collectively, and together with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order, the "**Convertible Debentureholder Meeting Package**"),

13

in each case to the Proxy and Information Agent for distribution in accordance with this Interim Order. For the avoidance of doubt, all Convertible Debentureholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

25. **THIS COURT ORDERS** that, as soon as practicable after the Record Date, each of the $100 Million Debenture Trustee and the $160 Million Debenture Trustee shall request, and promptly upon receipt shall provide, or cause to be provided, to the Applicants and the Proxy and Information Agent a list showing the names and addresses of all Intermediaries holding the Convertible Debentures in the clearing, settlement and depositary systems operated by DTC and/or CDS (as applicable) and the principal amount of Convertible Debentures held by each Intermediary as of the Record Date (the "**Convertible Debenture Intermediaries Lists**").

26. **THIS COURT ORDERS** that, upon receipt by the Proxy and Information Agent of the Convertible Debenture Intermediaries Lists, the Proxy and Information Agent shall send a Convertible Debentureholder Meeting Package to each of DTC and CDS and shall, through the facilities of CDS, DTC, Broadridge and any other applicable proxy mailing service providers, provide, or cause to be provided, in a timely manner and in accordance with customary practices, one Convertible Debentureholder Meeting Package to each beneficial holder of Convertible Debentures (collectively, the "**Convertible Debenture Beneficial Holders**"), respectively, that has an account (directly or indirectly through an agent or custodian) with each applicable Intermediary.

27. **THIS COURT ORDERS** that each Intermediary shall take any and all reasonable action required to assist any Convertible Debenture Beneficial Holder which has an account

14

(directly or through an agent or custodian) with such Intermediary in returning to the Intermediary its Convertible Debentureholder Instructions and Offered Shares Participation Form, or such other documentation (or electronic instructions) as the Intermediary may customarily request from a Convertible Debenture Beneficial Holder for purposes of enabling it to vote at the Convertible Debentureholders' Meeting and to deliver its Convertible Debentureholder Instructions and Offered Shares Participation Form.

28. **THIS COURT ORDERS** that concurrently with the mailing of the Convertible Debentureholder Meeting Packages as contemplated in paragraph 26 above, DTC and CDS shall, in accordance with their customary procedures, cause to be delivered through the Intermediaries to each Convertible Debenture Beneficial Holder an electronic version of the Convertible Debentureholder VIF and Offered Shares Participation Form, and CDS and DTC shall establish a voluntary corporate action pursuant to the CDSX program and Automated Tender Offer Program, respectively, or any similar program which provides each Convertible Debentureholder Beneficial Holder with the opportunity to submit its Convertible Debentureholder Instructions and Offered Shares Participation Form and the funding required thereunder (the **"Convertible Debenture Corporate Actions"** and, together with the Convertible Bond Corporate Actions, the **"Voluntary Corporate Actions"**).

29. **THIS COURT ORDERS** that Applicants and the Proxy and Information Agent shall post electronic copies of the Convertible Debentureholder Meeting Package on their respective websites, all in accordance with this Interim Order.

15 Notice of Shareholders' Meeting and Proxy Solicitatjon Process 30 . T_IJ]S COURT ORDERS that, in order to effectnotice of the Shareholders 1 Meeting, the Applicants shall send or c ; ause to be sent the Infonnation Circular (including the Notice of Applic< : ltion an d . this Interim Order), the Shareholders' Notice of Meeting, the fonn _ of proxyor voting instruction form, as · applieable, the lett er of transmittal, and the Offered Shares . Participation Form, along with such amendments or additiona l documents as the Applicants may determine are necessary or desirable and are not inconsistent'With the tenns of this Interim Order (collectively, the "Shareholder Meetin · g Package"), a . s follows : a ) to the registered Shareliolders a t the close · of business on the Record Date 1 at lei1st twe:nty - one (21) days prjqf to the date of the Shareholders' Meeting, excluding th,e date of sending arid the date of the . Shareholders' Meeting, by one or mpre of the following methods: i ) by, , pre - paid ordinary or first -- class mail at the addresses of the Shareholders as they appear on tlle bo _ o ks and records of Just Energy, or its registrar a nq transfer agent, at the close of business on the Record D te and if no addre - ss is shown therein, then the last address of the p · erson lmown to the Co.rpora :t e Secretary of JustEnergy ; ii ) by delivery ; in person or by recognized courier service or infor - office mail, to the address specified in (i) above; or iH) by facsimile or electroni c transmissiop to any S hareholder 1 who is j/;le:ntified to th . e s ti.sfacti'ou of Just Energy, who requests such

16

transmission in writing and, if required by Just Energy, who is required to pay the charges for such transmission;

b) to non-registered beneficial Shareholders by providing sufficient copies of the Shareholder Meeting Package to Intermediaries (or their agents) in a timely manner, in accordance with National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*; and

c) to the directors and auditors of the Applicants, and to the Director, by delivery in person, by recognized courier service, by pre-paid ordinary or first-class mail, facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Shareholders' Meeting, excluding the date of sending and the date of the Shareholders' Meeting.

and that compliance with this paragraph shall constitute sufficient notice of the Shareholders' Meeting.

31. **THIS COURT ORDERS** that accidental failure or omission by the Applicants, the Proxy and Information Agent, CDS, DTC, Euroclear, Clearstream, Broadridge, any other applicable proxy mailing service providers, the Intermediaries, the Trustees, the Term Loan Agent or any other person referenced in this Interim Order to give notice of the Meetings or to distribute the Senior Unsecured Debtholder Meeting Packages, the Convertible Debentureholder Meeting Packages or the Shareholder Meeting Packages to any person entitled by this Interim Order to receive notice or the applicable package, or any failure or omission to give such notice or deliver such package as a result of events beyond the reasonable control of the Applicants, or the non-receipt of such notice or non-delivery of such package shall not

17 . qpnstitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings talc . en at each of the Meetings . If any such failure or omission is brought to the attention pf the ,Proxy and Iti,formation Agent or the Applicants, the ' Proxy and Information Agent ap . d tbe Applican . ts shall use their reasonable . best . efforts to rectify it by the method and in the time most reasonably practicable in the circumstances, 32. TIUS COURT ORDERS that in the event of a postal strike, lockout or event that prevents, dela,ys, or otherwise intenupts mailing or delivery of the Senior Unsecqred Debtho]der Meeting Packages pursuant to paragraphs 17 to 19 of thi s Interim Ord r, the Convertible Debentureholder Meeting Packages putsuant to paragraphs 24 to 29 of this . Interim Order, or the distributign of the.Shareholder Meeting Packa ges . pursuant to paragraph 30 of this Interim Order; the issu.ance ' of a press release containing the details of the date, time and place of the Meetings, steps that may be taken by Senior Unsecured Debtholders, Convertible Debentureholders and Shateholders, as applicable, to deliver or transmit proxies, and that the · Infotmation Circular will be provided . b y electronic mail or by courier up01,1 request made by a Senior Unsecured · n ebtholder, Convertible Debeptureholder o . r S h@re l) . o lder 1 will be deemed good and sufficient service upon the Senior 1 Jn $ ecured : Oebtholders, Convertible Debentureholders artd Shareholders of the Se - nior UnsecutedDebtholder Meeting Packages, the Convertibl Debentureholder Meeting Packages and Shareholder Meeting Packages ; respectively, apd, shall be deemed to satisfy the requirements of Section 135 of the CBCA . · 33 . 'TIDS COURT ORDERS that, subject to the Support Agreement an . d the Backstop Commitment Letter 1 the Applicants are hereby authorized to make s \ wh amendments, revisiop,s or supplements to the Senior Unsec 11 req Debtholder Meeting Packages, the Convertible . Debeotijreholder Meeting Packages and/or ,Shareholder Meeting . Packages, as the Applicants

18

may determine ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 13, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as the Applicants may determine.

34. **THIS COURT ORDERS** that distribution of the Senior Unsecured Debtholder Meeting Packages, Convertible Debentureholder Meeting Packages and Shareholder Meeting Packages pursuant to paragraphs 17 through 33 of this Interim Order shall constitute notice of the Meetings and good and sufficient service of the within Application upon the persons described in paragraphs 17 through 33 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Senior Unsecured Debtholder Meeting Packages, the Convertible Debentureholder Meeting Packages and/or Shareholder Meeting Packages or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meetings to such persons or to any other persons, except to the extent required by paragraph 13 above.

Voting by Proxies and VIFs

35. **THIS COURT ORDERS** that the Applicants are authorized to use the forms of proxy, letter of transmittal, voting instruction forms (including the Senior Unsecured Debtholder VIF and the Convertible Debentureholder VIF) and Offered Shares Participation Form substantially in the form of the drafts accompanying the Information Circular along with such amendments and additional information as the Applicants may determine are necessary or desirable, and not inconsistent with, the terms of this Interim Order. The Applicants are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through the Proxy and Information Agent, Broadridge and such other agents or representatives

19 as they may retain for that purpose, and by mail or such other forms of personal or electronic cotnmunicatir ;: m as they may determine . The Applicants may waive generally, in their discretion, the time limits set out 1 n the Information Circular for the deposit or revocation of proxies by the Senior Unsecured Debtholders, the Convertible Debentureholders and/or the Shareholders, if the Applicants deem it advisable to do so . 36. 'l'HIS COURT ORDERS that.in order to cast a vote at the applicable Meeting: a ) $150 Million Convertible Bond Beneficial Holders must submit to their respective Inter.mediary at or prior to 5:00 p;m. (Toronto time) on Augu † t 21, 2020, , or such later date or tb:ne as maybe greed by :the Applica'Qts iri tl:w ev , ent that the Meetings are postponed or i}djoumed (t.h ''Voting Deadline"), or such earlier deaqline as the lnte;rmediary may advise the applicable $150 Million Con - vertible B . ond Beneficial Holder, its duly completed proxy or Senior Unsecured Debtholder VIF, , as applicable (or such other documentation as t4e Intennediary may customarily request from such BetJ.eficial Holcler for purpqses of properly obtaining their voting insttuctjons); and b) Convertible Debenture Beneficial Holders tnust submit to their respective Intermediaries at or prior to the Vpting Dea . dline, or such earlier deadline as the applicable Intermedi!!,ty may advise the applicable Convertible Debenture Ben,eficial Holder, its duly completed proxy or voting information form, as pplicable (or, such other documentation as the Intermediary µiay custorn tily request from such Convertible Debe 11 tqre Beneficial Holder for purposes of properly . obtaini!lg their voting instructions) .

20

37. **THIS COURT ORDERS** that each Intermediary shall verify the holdings of the applicable Senior Unsecured Debtholders or Convertible Debentureholders that submit their duly completed proxies to such Intermediary pursuant to paragraphs 35 and 36 above, and shall provide such holdings information and voting instructions to Euroclear and Clearstream, as applicable, for dissemination to the Proxy and Information Agent by the Voting Deadline.

38. **THIS COURT ORDERS** that in order to cast its vote at the Shareholders' Meeting, the Shareholders must submit, or cause to be submitted, to the Transfer Agent by the Voting Deadline, their duly completed proxies in accordance with the instructions contained therein. The Transfer Agent shall provide the proxies received from Shareholders together with a summary thereof to the Proxy and Information Agent as soon as practicable following the Voting Deadline.

39. **THIS COURT ORDERS** that, notwithstanding paragraphs 37 and 38, the Applicants shall have the discretion to accept for voting purposes any duly completed proxy or voting information form, as applicable, filed at the applicable Meeting prior to the commencement of such Meeting and the Applicants are hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which any proxy or voting information form is completed and executed, or electronically submitted, and may waive strict compliance with the requirements in connection with the requirements in connection with the deadlines imposed in connection therewith.

40. **THIS COURT ORDERS** that Senior Unsecured Debtholders and Convertible Debentureholders shall be entitled to revoke their proxies and a revocation of the vote will be deemed to be made upon: (i) in respect of a change in vote by the Senior Unsecured Debtholder

21

or Convertible Debentureholder, providing new instructions to such beneficial Senior Unsecured Debtholder's or Convertible Debentureholder's Intermediary, provided that such new instructions are subsequently provided to Euroclear or Clearstream, as applicable, and subsequently to the Proxy and Information Agent prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Senior Unsecured Debtholder or Convertible Debentureholder, a written statement from such Senior Unsecured Debtholder or Convertible Debentureholder indicating that it wishes to have its voting instructions revoked, which written statement must be received by the Proxy and Information Agent at any time up to the commencement of the applicable Meeting and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, acting reasonably.

41. **THIS COURT ORDERS** that registered Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this Interim Order) provided that any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Just Energy or with the transfer agent of Just Energy as set out in the Information Circular; and (b) any such instruments must be received by Just Energy or the Transfer Agent not later than the business day immediately preceding the Meeting (or any adjournment or postponement thereof).

42. **THIS COURT ORDERS** that paragraphs 35 through 41 hereof, and the instructions contained in the proxies or voting information forms, as applicable, shall govern the submission of the applicable proxy or voting information form.

22 Voting 43 , . THIS COURT ORDERS that the only persolls entitled to vote in person or by proxy (i) on the Senior Unsecured Debtholders ' Arrangement Resohition, or such other business as may be properly brought before the Senior Unsecured Debtholders' Meeting, shall be those · Senior Unsecured Debtholders as at the RecQtd Date, (ii) on the Convertible Debentureholdets' Arrangement Resolutio11, or such other business as may be properly · brought before the Convertible Debentutehblders . ' Meettn : g, sha . 11 be thos . e Convertible Debentureholdets as at the Record Date, and (iii) _ on the ,Shareholders' Resolutions 1 or such other business · as may be properly brought before the Shareholders' Meeting, shall be the Shareholders as at the Record Date . Iliegible votes,, spc ; >iled votes, defective votes and abstetitio ƒ 's in respect of ii . ny ballot(s) conducted at the applicable Meeting shall be deemed to be votes not cast , ' Proxies that are _properly signed and dated but which do not contain voting instructions sl"rnll be yot_ed in favour of the applicable Resolution . 44. THIS COURT OR . DERS that votes shall be tak n at the Senior Unsecured Debtholders ' Meeting in respect of the Senior Urtsec . ured Debtholders' Arrangement Resolution, and any other itelt}s · of busiJ} . ess affecting the Applicants properly brought before uch Meeting · orJ . the , basis of one vote per US $ 1 , 000 of princjpal amount of Senior Unse · c 1 . 1 re d Debt owing to the ii . pplicable tegi : ste,red Senior Unsecured Debtholder as at the Record Date . 45. TRIS COVR . T ORDERS tbat votes shall be taken at the Convertible Debenturebolc;l.ers ; lvfoeting in respect of the Convertible Debentureholders' Arri.togement Resolution, and any other items of business affecting the Applicants propei;ly brought before such Meeting on tlie basjs of one ;vote pe r C$1,000 of principal amount of Convertible

23

Debentures held by the applicable registered Convertible Debentureholder as at the Record Date.

46. **THIS COURT ORDERS** that votes shall be taken at the Shareholders' Meeting in respect of the Shareholders' Resolutions and in respect of matters properly brought before the Shareholders' Meeting on the basis of one vote per Common Share and one vote per Preferred Share owned as at the Record Date.

47. **THIS COURT ORDERS** that in order for the Plan of Arrangement to be considered to have been approved at each Meeting, subject to further Order of this Court, (i) the Senior Unsecured Debtholders' Arrangement Resolution must be passed, with or without variation, at the Senior Unsecured Debtholders' Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Senior Unsecured Debtholders' Arrangement Resolution at the Senior Unsecured Debtholders' Meeting in person or by proxy by the Senior Unsecured Debtholders; (ii) the Convertible Debentureholders' Arrangement Resolution must be passed, with or without variation, at the Convertible Debentureholders' Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Convertible Debentureholders' Arrangement Resolution at the Convertible Debentureholders' Meeting in person or by proxy by the Convertible Debentureholders, and (iii) the Shareholders' Arrangement Resolution must be passed, with or without variation, at the Shareholders' Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Shareholders' Arrangement Resolution at the Shareholders' Meeting in person or by proxy by the Shareholders voting together as a single class; provided, however, that nothing herein shall restrict the Applicants from seeking approval by the Court of the Final Order in the event that the Shareholders' Arrangement Resolution is not passed in accordance with this paragraph.

24 The votes set out in subparagraph (i) and (ii) above shall be sufficient to i:l.Utho ; rize the Applicants, the Proxy . ancf Information Agent, the . Trustees a . nd the Tenn Loa:o. Agent to do all .such acts and things as IP&Y be necessary or desirable to , give effect to the Arrangement and the Plan of An:angeinent on a basis consistent with he Support Agreement, the Backstop Commitment Letter and what is provided for in the Inf6nnation Circµlar, as it may be amended, revised and/or supplemented pursµ<!nt to the tenns of this Interim Order or furthe r Order of the Cour i t without the nece _ ssity bf any further apptoval by the Senior Unsecured Debtholders, Convertible Debentureholde(s and Sha . reholders, subject only to . final approval of ' the Arrangement by this Court and the S 1 \ tisfaction or waiver . of the conditions to the Plan of Arrangement pursuan _ t tb its tenns, Election to Participate in New E<Juity Offering 48. THIS COURT ORDERS that orily Eligible Securityp . ol d ers artd Backstoppers (in accordance with the Backstop Commitment Letter) shall be entitled to participate in the . New Equity Offering . 49. THIS COURT ORDERS that in order for an Eligible Securityholder (excluding the Backstoppers in r spect of the Commitments a . rid Additional Subscriptions contemplated in the Backstop Comtnitment Letter} to participate in the New Eguity Offering as contemplated by the Plan of Art?llgetnerit ; a ) an. Eligiqle Securityholde t wHl be required to duly complete and validly execute an Offered Shares Participation Form; b) in the case of a registered Eligibl Securityholder , such Eligible Securityholde r shall ens re that the Proiy an _ d Infot;m.ation Agent receives its duly completed I ' -

25 and validly executed Offered Shares Participation Form by the Participation Deadline; and c ) in the case of a beneficial Eligible Securityholder, such Eligible Securityholder shall validly elect to participate in accordance with the applicable Voluntary Cotpora . te Action, where applicable . 50 , TIDS · COURT ORDERS that Eligible Securityholders (excluding . Backst 9 ppers) intending to participate in the New Equity Offering wiU not be a . ccepted if s 1 , 1 ch . Eligible Securityholder does not comply with paragraph 49 . 51 . TIDS CD_URT ORDERS that the Applicants shall, in their discretion, have tbe tight to accept an Offered Shares Participation Fonn after the Participation Deadline ahd otherwise waive any deficiencies with respect to an Offered · s hares Participation fqrm . All commitments made pursu t to 84 - Y Offered . Shares Partfoipation Forms duly submitted pursuant to this Interim Order shall be governed by the terms of the Pla - n of Arrangement . Hearing of Application for Approval of the Arrangement 5 ; 2 , THIS COURT ORDERS that, following the . Meetings, the Applicants may apply to this Court for ; final approval of the Arrangement (the "Final Order Application"), provided that notwithstanding 'tlie foregoing, the Applicants shall not be re · quired to hold tpe Shareholders' Meeting in order to seek final approval of the Arrangem e nt at the final Order Application and nothing herein . · shall restrict ¢ ,e Applicants fh ; > m seeking approval PY the Court ofthe Final Order in the event that the Sharebolders' Arrangement Resolution is not passed in accordance with paragraph 47 .

26

53. **THIS COURT ORDERS** that, promptly following the granting of this Interim Order, the Applicants shall issue a press release concerning the granting of the Interim Order and a summary of the proposed terms of the Arrangement to be considered at the Meetings and the Final Order Application, and related relief to be sought at the Final Order Application.

54. **THIS COURT ORDERS** that, following the granting of this Interim Order, the Applicants shall cause a notice concerning the granting of the Interim Order and the relief to be sought at the Final Order Application to be published in The Globe and Mail (National Edition) and the Wall Street Journal by no later than July 24, 2020 or such later date as the Applicants and the Term Loan Debtholders may agree, each acting reasonably.

55. **THIS COURT ORDERS** that, following the granting of this Interim Order, the Applicants shall provide notice of the Final Order Application to all counsel representing the plaintiffs in each of the Existing Equity Class Action Claims by providing such persons with a copy of the Notice of Application, the motion record in respect of this Interim Order and a copy of this Interim Order by July 24, 2020 or such later date as the Applicants and the Term Loan Debtholders may agree, each acting reasonably, and shall also provide such counsel with a copy of the Information Circular once finalized and distributed pursuant to paragraphs 17 through 33.

56. **THIS COURT ORDERS** that the (i) distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 17 through 33 and (ii) the additional actions described in paragraphs 53 to 55, shall constitute good and sufficient service of the Notice of Application, this Interim Order and the Final Order Application on all interested persons and no other form of service need be effected and no other

27 material ' n eed be served unless a . Notice of Appearance is served in accorc;lance with paragraph 57 below, 57, THIS COURT ORDERS that any Notice . of Appearance served in response to the Notice of AJ)plfcation shall be served on the solicitors for the Applicants as soon as reasonably practicable, and, in any even \ no less , than seven (7) days before · the hearing of the Final Order . Application at the following addresses: Osler; Hoskin & Harcourt LLP lOO King Street West, Suite 6200 Toronto, Ontario MSX 1B8 Attention : Facs1mile: Email : . Marc Wasserman, Michael DeLellis and Craig Lockwood 416.862 . 6666 mwassennan@oslet.com mdelellis@osler.com clockwood@osler.com 58. THIS COURT ORDERS · that, subject to further order . of this Court, the only per$ons en:titlc:;d to appear and be · heard at the hearing of the within Applic;i.tion sh1:tll be: i ) t};ie Applidant ; ii ) the Senior Unsecured Debtholq rs; iii ) · the Cohvertible J)ebentureholders; iv') the Shareholders; v) the Trustees; vi) the Term Loan Agent;

- 28 vii) the Direc;:tor; viii) any person who has filed a Notice of Appearanc;e herein iu a.ccordance with this Interim, Order and the Rules of Civil Procedure; and ix) their respective legal counsel . 59. Tf(IS COlTRT ORDERS that any materials to befileq by th_e Appljcants in support of the Final Order Application may be filed up to one day prior to the hearing of the . within Applfoation without further order of this Court . 60. rms COURT ORDERS that in the event the Final Order Application do . es not proceed on the date set forth in the Notice of Application, and is adj< , mi'ned,only those . persons on the service list in this proceeding or who · served and filed a Notice of Appearance in accordance with paragraph 57 shall be entitled to be given notice of the adjourned date. Stay of Proceedings 6L TlllS COURT ORDERS that tlre Stay Period as defin d ii1 paragraph 3 of the Preliminary Interim Order is hereby extended until and including · the earHer of October 5, 2020 and the Effective Date . Other Proceedings 62 . TIDS COURT ORDERS that, notwit} : istartding ything to the contrary herein, neither the terms of this . Interim Order 0 01 : tlie ,Applic ts being a party to, or any direct or indirect subsidiary of an Applicartt being inyolved iP., these proceedings shall prejudice or preclude the Applicants from commencing proceedings under th Companies' Cret:/ttors Arrangement Act, c.=._ ' c \ •, C

29 R , S . C . 1985 , c . C - 36 , as amended (the . "CCAA"), or its equivalents in other jurisdictions, or from qnd,ert a _ ,kipg any other $ teps dl' . prQce ses related thereto . ]>Service Protocol 63 . TlllS COURT ORDERS that the E - Service Guide of the Commercial List (the "Guide") is approved and adopted by reference herein a · nd, in this proceeding, the service bf documents made in accordance with the Guide (which can be found on the Commercial List website at http : //www . ontariocourts . ca/saj/practice/practice - directions/toronto/eservice comrnercial/) shall be valid and effective service, Subject to Rule 17 . 05 , th 1 s Order sh . all con_stitute an order . for substituted service pursuant to Ruie 16 . 04 of the Ru! $ of Civil Proc,etfure . Subject to Rule 3 . 0 l(d) of the R 1 d - . les of Civil Procedure and paragraph 13 of the Guide, service of docilnienfs in accorciance with the Guide will be effective on transmission . 64 , THIS COURT ORDERS that if the service or distribution of documents in accordance with the Guide is not practicable, the - Applicantsare at liberty to se ; rve or distribute this Order . , any other materials and orders in these procee() . ing . a : oy notices or other correspondence, by forwarding true copies thereof by pre - paid ordiµary mail, courier, personal delivery or facsimile ttattS . tn : js \ on to interested parties a,t their respe ¢ tive addres . ses as last shown on the records of the Applica,nts a,nd that any · such service or distribution by courier, personal delivery or facsimile transmission shall be deemed to be received on the next busin s day following the date of forwarding thereat or if senfby ordinary mail ; on the third busine ;; s day after mailing, 65 . THIS COURT ORDERS that, subject to paragraphs 13 , 17 through J aud 5 ; 3 to 55 , the Applicants 4 nd their counsel . are t liberty to serve or distribute this Otder, any other mat ¢ rials d orders as may be reasonably r e quired in these . proceedings, including any notices,

30

or other correspondence, by forwarding true copies thereof by electronic message to the Senior Unsecured Debtholders, Convertible Debentureholders, Shareholders or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the *Electronic Commerce Protection Regulations*, Reg. 81000-2-175 (SOR/DORS).

Precedence

66. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Debt, the Information Circular, the provisions of the CBCA or any of the articles or by-laws of the Applicants, this Interim Order shall govern.

Foreign Proceedings

67. **THIS COURT ORDERS** that the Applicants are hereby authorized and empowered, but not required, to act as the foreign representative (in such capacity, the "**Foreign Representative**") in respect of the within proceedings for the purpose of having these proceedings recognized and approved in a jurisdiction outside of Canada.

68. **THIS COURT ORDERS** that the Foreign Representative is hereby authorized to apply for foreign recognition and approval of these proceedings, as necessary, in any jurisdiction outside of Canada, including in the United States pursuant to chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

31 Extra - Territorial Assisfap . ce 69. THIS COURT seeks and requests the aid . and recogr 1 ition of any <,oµrt or any judici l, regulatory or administrative body in any province or territory of Canada and any judiciaJ, regulatory or administrative tribunal or other court constituted pursuant : to the Parliament of Canada , or the legislature of any province or territory and any court or ; my judici ; d, regulatory or administrative body of the United States or other country to act in ,aiq of ao . d to assist this Court in carrying out the terms of this Interim Order, Trustees and Term Loan 70. TIDS COURT OIU)ERS that the Trustees and Term Loan Agent are authorized and directed to take all such actions as set · out in this Order and each of the Trustees and the Tem) . Loan Agent shall incur no liability as a result of carrying c ; mt tµe provisions · of this Order ilnd the taking of all actions ' incidenta · l hereto, save and except fot · an,y gross negligence or wilful misconduct on its part . Variance 71. THIS COURT ORDERS that the Applicants shall be ' entitl d to seekleave to vary this Interim Order upon such te s and upon the giving of such notice as this Court may direct . Order Effective Without Entry 72. TIDS COURT ORDERS that, notwithstanding Rule 59 . 05 , this Order and all of its provis ons are effective from the (late thi Order is made, and this Order and all its provisiop . s ' are enforceable without any need for entry and filing . - - SUPER I OR COURT OF JUS11CE ENTERED JUL 1 7 2020 COURSUPE aoEJUSTICE ENTRc - - ·

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CA.NADA BUSINESS CORJ>OAATIONS ACT, R.S.C 1985, C. C - 44 , AS AMENDEI) · AND IN THE MATIER OF " RULE 14,05(2) OF THE RULES OF CIVIL PROCEDURE ARRANGEMENT OF JUST ENERGY AND IN TH . E MATIER OF A PROPOSED GROUP INC. AND 12175592 CANADAINC. Court FileNo: 20 - 00643596:.00CL ONTARIO SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST Proceeding comn;iew:;ed at Torcmto INTERIM ORDER OSLER, HOSKIN & HARCOURT"LLP 1 QO King Street West 1 First Canadi.µi. Place Suit e 6200, P.O. Box ' S0 J'oronto, . ON MSX IB8 Marc Wasserman . (LSO# 44066 M) . Michael De Lellis (LSO# 4803 - 8 _ U) Craig Lockwood (LSO# 46668 M) Tel: (416) 362 - 2111 F _ ax: (416) 8 . 62 - 6666 Counsel for the Applicants, Just Energy Group Inc. and 121 75592 Catiadainc.

J

Appendix J

board mandate

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

Our Main Responsibilities

We provide the supervision necessary for:

1.       Disclosure of Reliable and Timely Information to Shareholders – the Shareholders depend on us to get them accurate and relevant information.

2.       Approval of Strategy and Major Policy Decisions of Just Energy – we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.       Evaluation, Compensation and Succession for Key Management Roles – we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.       Oversight of the Management of Risks and the Implementation of Internal Controls – we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.       Effective Board Governance – to excel in our duties we need to be functioning properly as a Board – strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

–	A majority of the members of the Board are independent

–	All committees are composed solely of non-management directors

–	The Board and its committees can meet independently of management at any time

–	The Board and its committees can hire their own independent advisors

–	An independent lead Director with a clear mandate provides leadership for the independent directors

–	A policy requires all Directors to hold deferred share grants or shares as part of the Board retainer

–	The provision of high-quality information for Directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

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Our Composition

Our number shall be as provided for in accordance with Just Energy’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance Committee of Just Energy. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written mandate. These mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’s business and ensuring the implementation of appropriate systems to manage these risks.

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Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’s internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy and overseeing the maintenance of effective unitholder and stakeholder relations through Just Energy’s communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from shareholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Just Energy, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Chair, the Chief Executive Officer, the Chief Financial Officer, the Lead Director, the Corporate Secretary and the Chair of each Board committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Chief Executive Officer.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

K

J-3

Appendix K

TO THE MANAGEMENT PROXY CIRCULAR OF JUST ENERGY GROUP INC.

DATED JULY 17, 2020

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF JUST ENERGY1(1)

The disclosure set out in this Appendix K and in Appendix E describes the current governance and compensation practices of the Corporation. Given the substantial reconstitution of the Board contemplated by the Recapitalization Transaction, the new Board may implement significant changes to such governance and compensation practices.

GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS
1.	BOARD OF DIRECTORS

(a)	Disclose the identity of the directors who are independent.	The current board members who are independent pursuant to NI 58-101 are Walter Higgins, H. Clark Hollands, Dallas H. Ross and William F. Weld. The five proposed board members who are independent pursuant to NI 58-101 are identified in the Proxy Circular under “Description of the Recapitalization Transaction – Appointment of Directors”.

(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.	R. Scott Gahn is not independent pursuant to NI 58-101 as he is Just Energy’s President and CEO.

(c)	Disclose whether or not a majority of the directors are independent.	A majority of the directors are independent. Five of the seven nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101 and the NYSE listing standards.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships, if any, with other reporting issuers for each of the seven individuals proposed for election to the board and to be voted upon are set out in the Proxy Circular under “Description of the Recapitalization Transaction – Appointment of Directors”.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors of the board and Board committees meet without management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board committees meet with external consultants and professional advisors, without management in attendance. The audit committee also meets in camera with internal audit and separately with representatives of its external auditor. The number of meetings without management in attendance held during fiscal 2020 were, as regards: (i) the audit committee – 10; (ii) the compensation, human resources, environmental health and safety, committee – 5; (iii) the nominating and corporate governance committee – 3; (iv) the risk committee – 4; (v) the special committee – 16; and (vi) the board of directors – 27. All independent directors have an opportunity, through membership on one or more of the Board committees (audit; compensation, human resources, environmental, health and safety; nominating and corporate governance; and risk), to participate in discussions without management and without the non-independent management director in attendance.

1       All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee, the Risk Committee and the Executive Committee, the board of director mandate and the position description for individual directors and position descriptions for its Chair, the Lead Director, Chief Executive Officer and Chief Financial Officer are published on the Corporation’s website at www.justenergygroup.com.

K-1

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	William Weld is acting as the interim chair of the board until the consummation of the Recapitalization Transaction. A successor will be appointed at the first meeting of the New Board following the Recapitalization Transaction. Mr. Weld is independent under NI 58-101. His responsibilities include the obligation to ensure that the board discharges its responsibilities effectively and independently, in consultation with the board committees. Mr. Weld’s responsibilities are further set out in the board chair position description which is available on Just Energy’s website at www.justenergygroup.com.

(g)	Disclosure of the attendance record of each director for all Board and Board committee meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance of each director for all Board and Board committee meetings held since the beginning of the most recently completed financial year is reported in this proxy circular beginning on page E-3 of Appendix E.

2.	BOARD MANDATE

(a)	Disclose the text of the board’s written mandate.	The board’s charter is included in Appendix J to this Proxy Circular. A mandate for the individual directors is available at Just Energy’s website at investors.justenergy.com.

3.	POSITION DESCRIPTIONS

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each Board committee.	The position descriptions for the board chair, the lead director of the board and each individual committee chair are available on Just Energy’s website at investors.justenergy.com.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	The CEO’s position description, which has been approved by Just Energy’s board, is available on Just Energy’s website at investors.justenergy.com.

4.	ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new members regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Just Energy has established an orientation policy and program for new directors. Each new director is provided an opportunity to meet with the executive chair, chief executive officer and the lead director of the board and is provided with information about Just Energy including: Just Energy’s current disclosure documents, information on the role of the board and each of its committees; corporate and industry information; copies of all policies of Just Energy (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make. Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are encouraged to participate in an orientation program at Just Energy’s corporate head office.

K-2

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Presentations are made to the board are each board meeting to educate and keep them informed of changes within Just Energy and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The nominating and corporate governance committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. Just Energy will pay for director education. Outside counsel have also reviewed with the directors their fiduciary, statutory and regulatory duties and responsibilities both as members of the Board and Board committees. Management conducts a specific session for directors on risk management. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

5.	ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	The board has adopted a code of business conduct and ethics policy for its directors, officers and employees. The board has also adopted a whistleblower policy.

	(i) disclose how an interested party may obtain a copy of the written code;	The code of business conduct and ethics policy and the whistleblower policy are available on Just Energy’s website at www.justenergygroup.com are available on request to the Corporate Secretary of Just Energy.

	(ii) describe how the board monitors compliance with its code; and	The board, through the office of Just Energy’s legal department and the risk management group monitors compliance with the code of business conduct and ethics policy. All directors and employees are required to review the policy annually and confirm compliance. The chair of the audit committee monitors compliance with Just Energy’s whistleblower policy.

	(iii) provide a cross reference to any material change reports(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The board has not granted any waiver of the code of business conduct and ethics policy in favour of a director or executive officer during the past 12 months and for all of calendar 2020 to date. Accordingly, no material change report has been required or filed.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Chair of the board with the lead director of the board, the chief executive officer and committee chairs set the agenda for all meetings of the board and each committee thereof. They identify all transactions in respect of which a director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable stock exchange, corporate and securities rules and policies. Independent valuations and reports are obtained and any director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	An annual certification is undertaken by all employees, directors and officers as to their knowledge of and compliance with codes and other corporate policies. Supplemental information regarding stock exchange rules, corporate structure and responsibility are provided to members of management who are subject to Just Energy’s black-out policy through to and inclusive of the directors.

K-3

6.	NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.	The board has appointed a nominating and corporate governance committee with responsibility for the identification of new candidates for recommendation to the board. The nominating and corporate governance committee annually reviews performance evaluations completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting persons to join the board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The nominating and corporate governance committee is comprised of four directors, all of whom have been affirmatively determined by the board to be independent pursuant to NI 58-101 and the NYSE listing standards. The current members of the nominating and corporate governance committee are identified in this proxy circular in the table under “Meeting Attendance” beginning on page E-3 of Appendix E.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The nominating and corporate governance committee mandate is available on Just Energy’s website at investors.justenergy.com.

7.	COMPENSATION

(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.	The board has appointed a compensation, human resources, environmental health and safety, committee with responsibility for recommending compensation for the Just Energy’s directors and officers to the board and to monitor compliance by Just Energy and its affiliates with environmental, health and safety laws, rules and regulations pursuant to the EHS policy guidelines approved by the committee and the board. The Chair and the President and CEO’s and CFO’s compensation are approved by the independent directors of the board based on the recommendation of the compensation, human resources, environmental health and safety committee. The board retained the services of an outside independent compensation firm in 2020 to comment and advise on Just Energy’s approach to compensation and the compensation paid to the named executive officers.

The nominating and corporate governance committee reviews periodically the adequacy and structure of director compensation and makes recommendations to the board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

To align the interests of directors to those of shareholders, the directors are required to receive at least 15% of their annual retainer in deferred share grants and/or common shares of Just Energy and may receive all or a portion of their remaining compensation in the form of deferred share grants and/or common shares of Just Energy. For information about the compensation paid to directors for the year ending March 31, 2020 see “Director Compensation Table” beginning on page E-5 of Appendix E and the “The 2010 Directors Compensation Plan” on page E-19 of Appendix E.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The compensation, human resources, environmental health and safety committees, is comprised of four directors all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101 and the NYSE listing standards.

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(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the compensation, human resources, environmental health and safety committee mandate are described on page E-7 of Appendix E and in its mandate available on Just Energy’s website at www.justenergygroup.com.

8.	OTHER BOARD COMMITTEES

(a)	If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.	The board established a risk committee and a special committee whose functions are discussed below. There are no other additional standing Board committees. Generally, the functions of the risk committee, which consists of four non-management directors, is to be satisfied that management of Just Energy and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the risk management policy and risk procedures to assist the board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters. The special committee’s responsibilities include strategic alternatives for Just Energy, including a potential sale, financing, restructuring or recapitalization.

9.	ASSESSMENTS

(a)	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	The nominating and corporate governance committee conducts a full evaluation of the effectiveness and performance of the Board, all Board committees and members thereof and individual directors annually. For 2020, this evaluation was delayed and is planned for later in the calendar year. The evaluation also includes self-evaluations pursuant to which each director evaluates his performance. The evaluation consists of a director’s questionnaire the results of which are tabulated and analyzed through the lead director and the chair of the nominating and corporate governance committee. Results of the questionnaire are presented to the nominating and corporate governance committee and the board and the results are reviewed, as necessary and appropriate, by the lead director with each of the individual directors.

10.	DIRECTOR TERM LIMITS

	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal.	The board has approved a Policy on Board Diversity and Renewal which includes term limits and a retirement policy for directors. The board’s retirement policy for directors requires non-management directors to step down from the board on the earlier of: (a) 15 years of service from the date they were appointed or elected starting from Just Energy’s April 2001 initial public offering and (b) attaining age 78.

11.	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors.	The board has adopted a written Policy on Women on Boards as part of its Policy on Board Diversity and Renewal. See page E-2 of Appendix E “Board Diversity”.

12.	CONSIDERATION OF REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

K-5

	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board.	The board established a target or guideline for women on boards, but the nominating and corporate governance committee has not yet identified a process to enable Just Energy to meet its target within a reasonable period of time.

13.	CONSIDERATION GIVEN TO REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments.	Just Energy encourages the identification of women to hold executive officer positions. In 2016, Just Energy launched the Just Energy Leadership Council, which was created to provide an accessible, open and welcoming environment for all women across the organization to grow personally and professionally.

14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose whether the issuer has adopted a target regarding women on the issuer’s board.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so

The Policy on Women on Boards includes as a guideline and target that at a minimum, one-third of Just Energy’s directors should, within a reasonable period of time, be women. See page E-2 of Appendix E “Board Diversity”.

Just Energy has chosen not to adopt a target regarding women in executive officer positions at this time

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

There are 0 women on the board, representing 0% of the directors. Following the meeting and assuming that all of the nominees are elected, 14% (1) of the directors on Just Energy’s board will be women.

12.5% (or 1) of the executive officers of Just Energy and its major subsidiaries are women

	OTHER	The board has developed a “policy on engagement with shareholders on governance” which requires Just Energy to conduct on an annual basis a “Say on Pay” vote by its shareholders.

The board has developed a policy on “Board Overboarding”. See page E-3 of Appendix E.

Just Energy’s corporate governance guidelines state that the board is responsible for the stewardship of Just Energy and overseeing the business and affairs of Just Energy. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board, in conjunction with senior management, determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

K-6

Any questions and requests for assistance may be directed to our Strategic Securityholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-581-1487

Email: contactus@kingsdaleadvisors.com Facsimile: 1-416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 1-416-867-2272

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

1.1	Backstop Commitment Letter, dated July 8, 2020, among the Registrant, Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP., previously included as Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished on July 13, 2020 and incorporated by reference herein

1.2	Support Agreement, dated July 8, 2020, among the Registrant, Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP, previously included as Exhibit 99.2 to the Registrant’s Current Report on Form 6-K furnished on July 13, 2020 and incorporated by reference herein

1.3	Notice of Meeting of Common Shareholders

1.4	Notice of Special Meeting of Shareholders

1.5	Notice of Meeting of Convertible Debentureholders

1.6	Notice of Meeting of Senior Unsecured Debtholders

1.7	Letter of Transmittal

1.8	Term Loan Debtholders Participation Form (registered holders only)

1.9	Convertible Bondholders (Eurobonds) Participation Letter (beneficial holders only)

1.10	Convertible Debentureholders Participation Letter (beneficial holders only)

1.11	Preferred Shareholders Participation Form (beneficial and registered holders)

1.12	Common Shareholders Participation Form (beneficial and registered holders)

1.13	Form of Proxy - Convertible Debentures

1.14	Form of Proxy - Convertible Bondholders (Eurobonds)

1.15	Form of Proxy - Common Shareholders (Annual General Meeting)

1.16	Form of Proxy - Common Shareholders (Special Meeting)

1.17	Form of Proxy - Term Loan Debtholders

2.1	The Registrant’s management information circular dated May 15, 2019 with respect to the annual and special meeting of the shareholders of the Registrant held on June 26, 2019, previously included as Exhibit 1 to the Registrant’s Current Report on Form 6-K filed on May 22, 2019 and incorporated by reference herein

2.2	The Registrant’s annual information form dated July 7, 2020 for the fiscal year ended March 31, 2020, previously included as Exhibit 1.1 to the Registrant’s Annual Report on Form 40-F filed on July 9, 2020 and incorporated by reference herein

2.3	The Registrant’s audited consolidated financial statements as at March 31, 2020 and 2019 and for the years then ended and related notes, previously included as Exhibit 1.3 to the Registrant’s Annual Report on Form 40-F filed on July 9, 2020 and incorporated by reference herein

2.4	The Registrant’s management’s discussion and analysis for the year ended March 31, 2020, previously included as Exhibit 1.2 to the Registrant’s Annual Report on Form 40-F filed on July 9, 2020 and incorporated by reference herein

2.5	The Registrant’s material change report dated July 13, 2020

3.1	Consent of Ernst & Young LLP

3.2	Consent of BMO Nesbitt Burns Inc.

4.1	Powers of Attorney (included on the signature pages to this registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on July 22, 2020.

JUST ENERGY GROUP INC.

By:	/s/ Jim Brown
Name: Jim Brown
Title: Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each officer or director of Just Energy Group Inc. whose signature appears below constitutes and appoints R. Scott Gahn and Jim Brown, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post effective amendments, and supplements to this registration statement on Form F-7, and registration statements filed pursuant to Rule 429 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated, on July 22, 2020.

Signature	Title

/s/ R. SCOTT GAHN	Director, Chief Executive Officer and President
R. Scott Gahn	(Principal Executive Officer)

/s/ JIM BROWN	Chief Financial Officer
Jim Brown	(Principal Financial Officer and Principal Accounting Officer)

/s/ WALTER HIGGINS	Director
Walter Higgins

/s/ H. CLARK HOLLANDS	Director
H. Clark Hollands

/s/ DALLAS H. ROSS	Director
Dallas H. Ross

/s/ WILLIAM F. WELD	Director
William F. Weld

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the City of Toronto, Province of Ontario, Country of Canada, on this 22nd day of July, 2020.

JUST ENERGY (U.S.) CORP. (Authorized Representative)

By:	/s/ Jim Brown
Name: Jim Brown Title: Chief Financial Officer